**Hodgson Russ**
ATTORNEYS • LLP

October 3, 2006





***Via Federal Express***

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration, Inc. - File No. 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by Dia Bras Exploration Inc. in Canada for the period between May 17, 2006 through September 29, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Omer Ozden

Enclosures

cc: Luce L. Saint-Pierre



10/26

000161/00712 TORDOCS 36923v1

150 King Street West • P.O. Box 30 • Suite 2309 • Toronto, Ontario M5H 1J9 • telephone 416.595.5100 • facsimile 416.595.5021
Albany • Boca Raton • Buffalo • New York City • Newark • Palm Beach Gardens • Toronto • www.hodgsonruss.com

**DIA BRAS EXPLORATION INC.**
**FILE NO. 82-34990**
**INFORMATION FROM MAY 17-SEPTEMBER 29,2006**

| Date of Filing | Name of Form |
|---|---|
| September 29, 2006 | News release |
| September 29, 2006 | News release |
| September 13, 2006 | Cover letter |
| September 13, 2006 | MD&A (amended) |
| September 13, 2006 | Annual report (amended) |
| September 13, 2006 | Cover letter |
| September 5, 2006 | News release |
| August 29, 2006 | Form 52-109F2 — Certification of Intenm Filings - CEO |
| August 29, 2006 | Form 52-109F2 — Certification of Interim Filings - CFO |
| August 29, 2006 | MD&A |
| August 29, 2006 | Interim financial statements |
| August 29, 2006 | Other |
| August 24, 2006 | Material change report (amended) |
| August 17, 2006 | News release |
| August 11, 2006 | MRRS Decision Document (Final) |
| August 11, 2006 | Revised annual information form |
| August 11, 2006 | News release |
| August 10, 2006 | Auditors' consent letter |
| August 10, 2006 | Consent letter of issuer's legal counsel |
| August 10, 2006 | Consent letter of underwriters' legal counsel |
| August 10, 2006 | Consent letter(s) of other expert(s) |
| August 10, 2006 | Cover letter |
| August 10, 2006 | Final short form prospectus |
| July 25, 2006 | Form 52-109F2 — Certification of Interim Filings — CEO |
| July 25, 2006 | Form 52-1 09F2 — Certification of Interim Filings — CFO |

| Date of Filing | Name of Form |
|---|---|
| July 24, 2006 | MRRS Decision Document (Preliminary) |
| July 21, 2006 | Consent letter(s) of other expert(s) |
| July 21, 2006 | Interim financial statements (amended) |
| July 21, 2006 | Form 52-1 09F2 — Certification of Interim Filings - CEO |
| July 21, 2006 | Form 52-1 09F2 — Certification of Intenm Filings - CFO |
| July 21, 2006 | MD&A (amended) |
| July 21, 2006 | Preliminary short form prospectus |
| July 20, 2006 | Technical report(s) |
| July 20, 2006 | Technical report(s) |
| July 17, 2006 | News release |
| July 13, 2006 | News release |
| July 6, 2006 | News release |
| June 22, 2006 | Annual information form — French |
| June 5, 2006 | News release |
| June 5, 2006 | News release |
| May 30, 2006 | MD&A |
| May 30, 2006 | Form 52-1 09F2 — Certification of Interim Filings — CEO |
| May 30, 2006 | Form 52-109F2 — Certification of Interim Filings - CFO |
| May 30, 2006 | Interim financial statements |
| May 30, 2006 | Other (B.C. Form 51-901 F) |
| May 30, 2006 | Other (confirmation of mailing) |
| May 29, 2006 | Certificate re dissemination to shareholders |
| May 25, 2006 | Form 52-1 09F1 — Certification of Annual Filings — CEO |
| May 25, 2006 | Form 52-1 09F1 — Certification of Annual Filings — CFO |
| May 23, 2006 | Annual information form |
| May 23, 2006 | News release |
| May 17, 2006 | NI 44-101 Notice of intent to qualify |

File No. 82-34990

DIA BRAS exploration

**For Immediate Release**

**Not for distribution to U.S. newswire services or for dissemination in the United States**

**TSX Venture Exchange - DIB**

**No. 17 2006**

---

AMENDMENT TO THE STOCK OPTION PLAN AND GRANT OF OPTIONS

---

Montréal, Québec - September 28, 2006- **Dia Bras Exploration Inc.** ("Dia Bras" and or the "Company") has retained Crowthorn Capital Corporation ("Crowthorn") as advisor and consultant to help the Company in its relations with shareholders. Mr. David Horlington, the President of Crowthorn, has a wide knowledge of European markets where the Company wishes to establish itself on a solid basis.

Crowthorn will provide the services for a twelve month period starting September 30. The Company has agreed to grant Crowthorn an option to acquire 150,000 common shares of the Company at a price of $0.90 exercisable in conformity with the Company's stock option plan and the requirements of regulatory authorities.

Stock Option Plan

On September 20, 2006, the Board of Directors approved, subject to regulatory approvals, an increase in the number of common shares provisioned for the Company's stock option plan. The approved maximum number of 9,700,000 common shares represents approximately 10% of the current number of shares issued and outstanding. The Board granted a total of 835,000 options to purchase common shares in the Company to its directors and 210,000 options to purchase common shares to officers who are not directors of the Company. In addition, 805,000 options to purchase common shares have been granted to employees of the Company and its Mexican subsidiaries. All options have an exercise price of $0.90 and an exercise period of five years.

**ABOUT DIA BRAS**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such*

*statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 18- 2006

# DIA BRAS: EXTENDS MINERALIZED ZONES AT BOLIVAR MINE

Montréal, Québec - September 29, 2006- Dia Bras Exploration Inc. ("Dia Bras" and or the "Company") is pleased to report recent results for its ongoing development and pilot-mining program at its Bolivar property in the State of Chihuahua, Mexico.

Development of the Bolivar pilot mine has continued, with two ramps driven to access mineralized rock located by the Company's underground drilling program. A ramp has been driven from Level 1 to Level 2 to access the down-dip extension of the Breccia Linda zone, and a ramp has been driven from Level 6 to Level 7 to access the downward extensions of the Rosario and Fernandez zones. The drill results that caused the Company to initiate ramp development are:

| Drill Hole | From m | To m | Length m | Cu % | Zn % | Au g/t | Ag g/t |
|---|---|---|---|---|---|---|---|
| Underground Drill Holes | | | | | | | |
| DB06BM026 | 3.0 | 4.5 | 1.5 | 0.30 | 4.06 | 0.0 | 2.3 |
| (Manto Gordo, Level 1) | 4.5 | 6.0 | 1.5 | 1.51 | 8.16 | 0.0 | 10.2 |
| | 6.0 | 7.5 | 1.5 | 0.33 | 4.59 | 0.0 | 2.7 |
| | 7.5 | 9.0 | 1.5 | 0.18 | 7.66 | 0.0 | 2.2 |
| | *Total & Average* | | *6.0* | *0.58* | *6.12* | *0.0* | *4.3* |
| | 27.6 | 28.5 | 0.9 | 0.40 | 4.00 | 0.0 | 14.2 |
| | 28.5 | 30.0 | 1.5 | 1.48 | 16.2 | 0.0 | 15.8 |
| | 30.0 | 31.5 | 1.5 | 0.89 | 7.04 | 0.0 | 5.8 |
| | 31.5 | 32.3 | 0.8 | 0.06 | 0.49 | 0.0 | 7.8 |
| | *Total & Average* | | *4.7* | *0.85* | *8.27* | *0.0* | *10.9* |
| | | | | | | | |
| DB06BM024 | 31.5 | 33.0 | 1.5 | 0.15 | 3.35 | 0.0 | 2.3 |
| (La Foto, Level 2) | 33.0 | 34.5 | 1.5 | 1.22 | 20.20 | 0.0 | 7.2 |
| | 34.5 | 36.0 | 1.5 | 0.10 | 2.68 | 0.0 | 1.6 |
| | *Total & Average* | | *4.5* | *0.49* | *8.74* | *0.0* | *3.7* |
| | | | | | | | |
| DB06BM027 | 46.0 | 47.5 | 1.5 | 0.61 | 3.73 | 0.0 | 7.9 |
| (Rosario, below Level 6) | 47.5 | 49.0 | 1.5 | 1.58 | 7.14 | 0.1 | 38.7 |
| | 49.0 | 50.5 | 1.5 | 0.34 | 3.85 | 0.0 | 12.7 |
| | 50.5 | 51.8 | 1.3 | 0.20 | 6.34 | 0.0 | 6.9 |
| | *Total & Average* | | 5.8 | *0.70* | 5.23 | 0.0 | *16.9* |
| | | | | | | | |
| DB06BM028 | 13.0 | 14.5 | 1.5 | 0.18 | 13.40 | 0.0 | 15.0 |
| (Rosario, below Level 6) | 14.5 | 16.0 | 1.5 | 3.34 | 27.10 | 0.1 | 38.3 |
| | 16.0 | 17.5 | 1.5 | 0.20 | 4.67 | 0.0 | 3.5 |
| | 17.5 | 19.1 | 1.6 | 4.77 | 28.60 | 0.1 | 42.0 |
| | *Total & Average* | | *6.1* | *2.17* | *18.61* | *0.0* | *25.0* |
| DB06BM029 | 27.0 | 28.5 | 1.5 | 0.28 | 2.70 | 0.0 | 5.1 |
| (Rosario, below Level 6) | 28.5 | 29.4 | 0.9 | 0.20 | 20.40 | 0.0 | 4.2 |
| | *Total & Average* | | *2.4* | *0.25* | *9.15* | *0.0* | *4.8* |

| Drill Hole | From m | To m | Length m | Cu % | Zn % | Au g/t | Ag g/t |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| DB06BM030 | 50.2 | 51.0 | 0.8 | 0.44 | 16.55 | 0.09 | 24.9 |
| (Rosario, below Level 6) | | | | | | | |
| | 54.0 | 55.5 | 1.5 | 0.48 | 2.92 | 0.0 | 6.8 |
| | 55.5 | 58.3 | 2.8 | 0.28 | 4.18 | 0.1 | 17.4 |
| | *Total & Average* | | *4.3* | *0.35* | *3.74* | *0.1* | *13.7* |
| DB06BM031 | 10.0 | 11.0 | 1.0 | 1.77 | 29.4 | 0.10 | 21.7 |
| (Rosario, below Level 6) | | | | | | | |
| | 126.6 | 127.5 | 0.9 | 0.97 | 12.60 | 0.10 | 35.1 |
| | 127.5 | 129.3 | 1.8 | 1.03 | 7.42 | 0.10 | 39.9 |
| | *Total & Average* | | *2.7* | *0.35* | *3.74* | *0.1* | *13.7* |
| Surface Drill Holes | | | | | | | |
| DB04B058 | 149.0 | 150.0 | 1.0 | 0.0 | 2.50 | 0.0 | 1.4 |
| (Fernandez, below Level 6) | 150.0 | 151.0 | 1.0 | 0.10 | 8.70 | 0.0 | 6.3 |
| | 151.0 | 152.0 | 1.0 | 10.30 | 7.30 | 0.0 | 42.0 |
| | 152.0 | 153.0 | 1.0 | 0.70 | 12.0 | 0.0 | 3.8 |
| | *Total & Average* | | *4.0* | *2.79* | *7.63* | *0.0* | *13.4* |
| | 159.0 | 160.0 | 1.0 | 3.07 | 12.55 | 0.0 | 40.3 |
| | 160.0 | 161.0 | 1.0 | 2.09 | 18.40 | 0.0 | 25.0 |
| | 161.0 | 162.0 | 1.0 | 3.58 | 16.55 | 0.0 | 34.5 |
| | *Total & Average* | | *3.0* | *2.91* | *15.83* | *0.0* | *33.3* |
| | | | | | | | |
| DB04B067 | 159.0 | 160.0 | 1.0 | 4.00 | 18.45 | 0.0 | 19.3 |
| (Fernandez, below Level 6) | 160.0 | 161.0 | 1.0 | 0.00 | 1.40 | 0.0 | 0.2 |
| | 161.0 | 162.0 | 1.0 | 0.00 | 0.31 | 0.0 | 0.3 |
| | 162.0 | 163.0 | 1.0 | 1.10 | 0.83 | 0.3 | 19.8 |
| | *Total & Average* | | *4.0* | *1.28* | *4.93* | *0.1* | *9.9* |
| | 210.0 | 211.0 | 1.0 | 4.49 | 16.50 | 4.7 | 112.0 |
| | 211.0 | 212.0 | 1.0 | 0.12 | 1.19 | 0.0 | 7.5 |
| | 212.0 | 213.0 | 1.0 | 0.17 | 1.47 | 0.1 | 16.9 |
| | *Total & Average* | | *3.0* | *1.59* | *6.39* | *1.6* | *45.5* |
| | | | | | | | |
| DB06B159* | 83.0 | 86.0 | 3.0 | 0.12 | 3.39 | 0.3 | 2.5 |
| (Rosario, under Level 6) | 86.0 | 89.0 | 3.0 | 0.20 | 6.89 | 0.1 | 5.0 |
| | 89.0 | 92.0 | 3.0 | 0.10 | 12.20 | 0.6 | 5.3 |
| | 92.0 | 93.0 | 1.0 | 0.00 | 0.00 | 0.0 | 0.0 |
| | 93.0 | 94.0 | 1.0 | 0.75 | 21.00 | 0.05 | 12.2 |
| | *Total & Average* | | *11.0* | *0.18* | *8.04* | *0.05* | *4.6* |
| | 101.0 | 104.0 | 3.0 | 0.03 | 2.99 | 0.0 | 2.9 |
| | 104.0 | 107.0 | 3.0 | 0.01 | 7.73 | 0.0 | 1.3 |
| | 107.0 | 108.3 | 1.3 | 0.03 | 0.84 | 0.0 | 0.5 |
| | 108.3 | 109.3 | 1.0 | 1.00 | 23.40 | 0.4 | 66.7 |
| | 109.3 | 110.3 | 1.0 | 0.73 | 22.20 | 0.4 | 29.2 |
| | 110.3 | 111.3 | 1.0 | 1.77 | >30.00 | 0.5 | 43.5 |
| | *Total & Average* | | *10.3* | *0.36* | *>10.57* | *0.1* | *14.8* |
| | | | | | | | |

| Drill Hole | From m | To m | Length m | Cu % | Zn % | Au g/t | Ag g/t |
|---|---|---|---|---|---|---|---|
| DB06B168* | 83.0 | 84.5 | 1.5 | 6.21 | 0.29 | 0.4 | 100.0 |
| | 84.5 | 86.0 | 1.5 | 1.08 | 3.64 | 0.1 | 64.2 |
| | 86.0 | 87.5 | 1.5 | 0.41 | 10.35 | 0.0 | 19.3 |
| | *Total & Average* | | *4.5* | *2.57* | *4.76* | *0.2* | *61.2* |
| | 91.0 | 92.0 | 1.0 | 0.37 | 13.00 | 0.4 | 10.2 |
| | 92.0 | 93.0 | 1.0 | 0.95 | 16.80 | 0.1 | 16.0 |
| | *Total & Average* | | *2.0* | *0.66* | *14.90* | *0.0* | *13.1* |
| | 95.0 | 96.0 | 1.0 | 0.54 | 9.08 | 0.0 | 12.6 |
| | 96.0 | 97.0 | 1.0 | 0.19 | 4.46 | 0.0 | 7.0 |
| | *Total & Average* | | *2.0* | *0.37* | *6.77* | *0.0* | *9.8* |
| | 126.5 | 128.0 | 1.5 | 1.43 | 0.00 | 0.1 | 39.6 |
| | 128.0 | 131.0 | 3.0 | 1.14 | 3.19 | 0.0 | 16.8 |
| | *Total & Average* | | *4.5* | *1.24* | *2.13* | *0.1* | *24.4* |
| | 134.0 | 135.5 | 1.5 | 0.63 | 15.25 | 0.1 | 14.6 |
| | 135.5 | 137.0 | 1.5 | 0.11 | 15.25 | 0.0 | 4.5 |
| (Rosario, under Level 6) | 137.0 | 138.5 | 1.5 | 0.33 | 7.31 | 0.0 | 7.0 |
| | 138.5 | 140.0 | 1.5 | 0.09 | 5.08 | 0.0 | 2.1 |
| | 140.0 | 141.5 | 1.5 | 0.11 | 5.80 | 0.0 | 2.7 |
| | 141.5 | 143.0 | 1.5 | 0.05 | 2.53 | 0.0 | 2.3 |
| | 143.0 | 144.5 | 1.5 | 0.07 | 3.68 | 0.0 | 3.4 |
| | *Total & Average* | | *10.5* | *0.20* | *7.84* | *0.0* | *5.2* |
| | 144.5 | 146.0 | 1.5 | 0.05 | 0.51 | 0.0 | 2.3 |
| | 146.0 | 147.5 | 1.5 | 0.51 | 0.08 | 0.1 | 15.2 |
| | 147.5 | 149.0 | 1.5 | 0.32 | 0.01 | 0.1 | 12.5 |
| | 149.0 | 150.5 | 1.5 | 0.55 | 0.05 | 0.0 | 7.0 |
| | 150.5 | 152.0 | 1.5 | 0.87 | 0.02 | 0.2 | 25.5 |
| | 152.0 | 153.5 | 1.5 | 0.19 | 0.02 | 0.0 | 17.9 |
| | 153.5 | 155.0 | 1.5 | 2.08 | 1.74 | 0.0 | 39.8 |
| | 155.0 | 156.5 | 1.5 | 0.75 | 4.04 | 0.0 | 16.2 |
| | 156.5 | 158.0 | 1.5 | 0.27 | 3.54 | 0.0 | 6.5 |
| | 158.0 | 159.5 | 1.5 | 0.72 | 2.23 | 0.0 | 13.9 |
| | *Total & Average* | | *15.0* | *0.63* | *1.22* | *0.1* | *15.7* |
| | | | | | | | |
| DB06B170 | 14.5 | 16.0 | 1.5 | 0.21 | 3.65 | 0.0 | 5.5 |
| (Calixtro manto, 5 meters below surface) | 16.0 | 19.0 | 3.0 | 0.23 | 2.27 | 0.0 | 4.6 |
| | 19.0 | 22.0 | 3.0 | 0.19 | 3.34 | 0.0 | 6.4 |
| | *Total & Average* | | *7.5* | *0.21* | *2.97* | *0.0* | *5.4* |
| | | | | | | | |
| DB06B171 | 8.0 | 10.0 | 2.0 | 11.10 | 14.50 | 0.1 | 62.4 |
| (Calixtro manto, 5 meters below surface) | | | | | | | |
| | 14.0 | 15.9 | 1.9 | 0.63 | 2.71 | 0.0 | 4.1 |
| | 15.9 | 17.0 | 1.1 | 0.68 | 1.92 | 0.0 | 2.7 |
| | 17.0 | 20.0 | 3.0 | 0.74 | 2.88 | 0.0 | 3.2 |
| | *Total & Average* | | *6.0* | *0.69* | *2.64* | *0.0* | *3.4* |
| | | | | | | | |
| DB06B172 | 15.0 | 16.0 | 1.0 | 2.25 | 7.03 | 0.0 | 22.2 |
| (Calixtro manto, 5 meters below surface) | 16.0 | 17.0 | 1.0 | 3.19 | 12.10 | 0.0 | 39.6 |
| | *Total & Average* | | *2.0* | *2.72* | *9.57* | *0.0* | *30.9* |

* Results have been released previously

In addition to the assays given above, certain holes were assayed for iron content where high magnetite levels occur, which indicates the presence of the South Bolivar iron-copper-gold-silver skarn below the present mine workings. The importance of these intercepts is that it demonstrates that the South Bolivar skarn has an extension of over 800 meters along a SE-NW trend, from El Gallo to beneath the Bolivar mine. The Fe-Cu-Zn results from the South Bolivar under Level 6 are:

| Drill Hole | From m | To m | Length m | Cu % | Zn % | Fe % |
|---|---|---|---|---|---|---|
| DB06B159* | 83.0 | 86.0 | 3.0 | 0.12 | 3.39 | 10.60 |
| | 86.0 | 89.0 | 3.0 | 0.20 | 6.89 | 11.95 |
| | 89.0 | 92.0 | 3.0 | 0.10 | 12.20 | 9.39 |
| | 92.0 | 93.0 | 1.0 | 0.00 | 0.00 | 0.00 |
| | 93.0 | 94.0 | 1.0 | 0.75 | 21.00 | 3.19 |
| | *Total & Average* | | *11.0* | *0.18* | *8.04* | *9.00* |
| (Rosario, under Level 6) | 101.0 | 104.0 | 3.0 | 0.03 | 2.99 | 0.76 |
| | 104.0 | 107.0 | 3.0 | 0.01 | 7.73 | 1.52 |
| | 107.0 | 108.3 | 1.3 | 0.03 | 0.84 | 0.63 |
| | 108.3 | 109.3 | 1.0 | 1.00 | 23.40 | 2.72 |
| | 109.3 | 110.3 | 1.0 | 0.73 | 22.20 | 3.45 |
| | 110.3 | 111.3 | 1.0 | 1.77 | >30.00 | 4.66 |
| | *Total & Average* | | *10.3* | *0.36* | *>10.57* | *1.80* |
| DB06B168* | 83.0 | 84.5 | 1.5 | 6.21 | 0.29 | 17.80 |
| | 84.5 | 86.0 | 1.5 | 1.08 | 3.64 | 13.20 |
| | 86.0 | 87.5 | 1.5 | 0.41 | 10.35 | 11.15 |
| | *Total & Average* | | *4.5* | *2.57* | *4.76* | *14.05* |
| | 91.0 | 92.0 | 1.0 | 0.37 | 13.00 | 9.90 |
| | 92.0 | 93.0 | 1.0 | 0.95 | 16.80 | 9.70 |
| | *Total & Average* | | *2.0* | *0.66* | *14.90* | *9.80* |
| | 95.0 | 96.0 | 1.0 | 0.54 | 9.08 | 11.45 |
| | 96.0 | 97.0 | 1.0 | 0.19 | 4.46 | 15.80 |
| | *Total & Average* | | *2.0* | *0.37* | *6.77* | *13.63* |
| | 126.5 | 128.0 | 1.5 | 1.43 | 0.00 | 10.50 |
| | 128.0 | 131.0 | 3.0 | 1.14 | 3.19 | 16.80 |
| | *Total & Average* | | *4.5* | *1.24* | *2.13* | *14.70* |
| | 134.0 | 135.5 | 1.5 | 0.63 | 15.25 | 16.50 |
| | 135.5 | 137.0 | 1.5 | 0.11 | 15.25 | 16.60 |
| | 137.0 | 138.5 | 1.5 | 0.33 | 7.31 | 16.80 |
| (Rosario, under Level 6) | 138.5 | 140.0 | 1.5 | 0.09 | 5.08 | 48.00 |
| | 140.0 | 141.5 | 1.5 | 0.11 | 5.80 | >50.00 |
| | 141.5 | 143.0 | 1.5 | 0.05 | 2.53 | >50.00 |
| | 143.0 | 144.5 | 1.5 | 0.07 | 3.68 | >50.00 |
| | *Total & Average* | | *10.5* | *0.20* | *7.84* | *>35.41* |
| | 144.5 | 146.0 | 1.5 | 0.05 | 0.51 | >50.00 |
| | 146.0 | 147.5 | 1.5 | 0.51 | 0.08 | 43.00 |
| | 147.5 | 149.0 | 1.5 | 0.32 | 0.01 | 42.60 |
| | 149.0 | 150.5 | 1.5 | 0.55 | 0.05 | 44.60 |
| | 150.5 | 152.0 | 1.5 | 0.87 | 0.02 | 33.90 |
| | 152.0 | 153.5 | 1.5 | 0.19 | 0.02 | 19.00 |
| | 153.5 | 155.0 | 1.5 | 2.08 | 1.74 | 37.20 |
| | 155.0 | 156.5 | 1.5 | 0.75 | 4.04 | 48.00 |
| | 156.5 | 158.0 | 1.5 | 0.27 | 3.54 | 48.40 |
| | 158.0 | 159.5 | 1.5 | 0.72 | 2.23 | 47.80 |
| | *Total & Average* | | *15.0* | *0.63* | *1.22* | *>41.50* |

* Results have been released previously

Results shown in this table illustrate that the South Bolivar skarn becomes more zinc rich in the Bolivar mine area, which is consistent with this area being in the distal, zinc dominant portion of the large mineralized area at Bolivar.

Geologic mapping in the area southeast of the Bolivar pilot mine, covering an area of approximately 3 square kilometers has resulted in the identification of a major fault zone northeast of the mine that strikes NW-SE and dips steeply NE, which separates the Upper Volcanic Series from the Lower Volcanic Series. Displacement on the fault is not known. Prior to this mapping, it had been assumed that the rocks were in depositional contact, a relationship that would have little meaning in the context of mineralization in this area. Recognition of this fault, however, has clarified certain geologic relationships in that it explains why the carbonate rocks are so strongly skarnified and mineralized in the El Val - La Pequeña areas because the fault zone splays in a tension gash relationship in that area. Company geologists have collected surface samples over several meters in this area that assay up to 7% copper, which were given in a press release on April 22, 2004 but are repeated here because of the newly-recognized fault control on the mineralization.

| Structure | Width | Cu (%) | Zn (%) | Ag (g/t) |
|---|---|---|---|---|
| La Montura | 2 m | 0.21 | 0.50 | 10.0 |
| La Montura | 2 m | 7.22 | 4.60 | 53.1 |
| La Montura | 2 m | 3.63 | 18.40 | 39.0 |
| Total La Montura | 6 m | 3.69% | 7.80% | 34.0 g/t |
| Central Zone | 2 m | 0.95% | 29.3% | 12.5 g/t |
| La Pequenia | 2 m | 1.61 | 0.44 | 251.0 |
| La Pequenia | 2 m | 5.58 | 0.80 | 282.0 |
| La Pequenia | 2 m | 4.32 | 0.93 | 178.0 |
| Total La Pequenia | 6 m | 3.84% | 0.72% | 237.0 g/t |

Although the Company has collected surface samples in this area, no drilling has been done. The relationship is also consistent with the distal, zinc rich mineralization in the Bolivar mine area, which typically occurs in the outer zones of alteration around a copper porphyry deposit, as well as the presence of more remnant carbonate rock in the mine area.

The fault zone, named by the Company as the Banda Fault, is inferred to be the primary feeder zone for mineralizing fluids in the Bolivar property. It extends beyond the mapped area but is several kilometers in length. Dia Bras' drill data demonstrate that the skarnified and mineralized rocks are several hundred meters thick in this area, which results in a major zone of interest for exploration as major replacement and skarn deposits are inferred to occur along the fault zone.

Surface drilling during mid-2006 was limited due to an extremely dry season this year, which resulted in lack of water for diamond drilling on the surface. The rainy season has commenced in earnest and exploration drilling is now in progress.

The area immediately to the southwest of the Banda Fault is a primary exploration target for the company, and will be drilled in the following weeks. Dia Bras plans to drill 10,000 meters of diamond holes between the Banda Fault and the El Gallo area in order to test the down-dip extension of the South Bolivar Cu-Fe-Au-Ag skarn, the downward extension of the Increíble breccia pipe, and to test for the occurrence of replacement deposits along the Banda Fault.

Mr. André St-Michel, engineer and Chief Operating Officer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

**Method of analysis**
The analyses were conducted at Chemex Laboratories in Vancouver by fire assay for precious metals and atomic absorption for base metals.

**About Dia Bras**
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information contact:

Thomas L. Robyn
Executive Chairman

Dia Bras Exploration Inc.
(514) 393-8875 ext. 241

or

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

**Forward-looking statements:** Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

**File No. 82-34990**

**DIA BRAS** exploration

September 13, 2006

Autorités des marchés financiers
800, Victoria Square, 22nd Floor
Montréal, Québec H4Z 1G3

Re: Amendment of 2005 Annual Report and Management Discussion and Analysis

The amended 2005 annual report and MD&A are being filed to reflect the following changes:

Additional information was given on the pilot-mining program to inform readers that the Bolivar Mine is not at the commercial production stage;

Certains terms used to describe the Company's activities were modified to comply with National Instrument 43-101 standards, specifically in the use of the term "mineral" which was changed to "material" or "mineralized zone"; and

The nominee who handled the acquisition of the Malpaso mill was identified.

**DIA BRAS EXPLORATION INC.**

Léonard Teoli
Chief Financial Officer

630. boul. René-Lévesque Ouest • bureau 2930 • Montréal (Québec) • Canada • H3B 1S6
Tel : (514) 393-8875 • Télécopieur : (514) 866-9857
Internet : www.diabras.com

File No. 82-34990

DIA BRAS EXPLORATION INC.

Management discussion and analysis

For the nine-month period ended December 31, 2005

(amended)

# MANAGEMENT DISCUSSION AND ANALYSIS

This amended management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

## 1.1 YEAR END AND DATE OF MD&A:

The Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the nine-month period ended December 31, 2005 is as of April 13, 2006.

## 1.2 FORWARD-LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

## 1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the nine-month period ended December 31, 2005, all activities of the Company were focused on the Bolivar mine project. The Company continued its pilot-mining program which provides essential data on mining, transport and milling costs, logistics, grade, mill recovery performance and metallurgy, which will be mostly useful for the pre-feasibility study at the Bolivar mine property. The short-term objectives of the pilot-mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project.

During the period, the Company benefited from the spectacular rise of zinc and copper market prices.

Total combined sales of zinc and copper concentrates amounted to $5.6 million. The pilot-mining program started generating positive cash flow in December 2005 as the production exceeded $1.1 million with direct operating costs amounting to $780,000.

It is important to note that the Bolivar mine of the Company is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 30 months before the Bolivar mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the pilot-mining program is shown as a reduction of the costs and deferred expenses capitalized to the Bolivar mine project in conformity with Canadian generally accepted accounting principles.

The following table presents data per tonne processed in the pilot-mining program for the nine-month period ended December 31, 2005.

| | US$ |
|---|---|
| Net smelter revenue | 93.42 |
| Direct operating costs | |
| Mining | 20.06 |
| Transportation of material | 26.77 |
| Milling | 21.33 |
| Transportation and handling of concentrates | 16.86 |
| Administration | 12.19 |
| **TOTAL** | **97.21** |
| Gross margin before amortization | (3.79) |

### Bolivar mine property

The Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent to date over $9.4 million in property costs and exploration expenses, net of revenue from sales of concentrate.

During the nine-month period ended December 31, 2005, the Company processed 46,828 tonnes of material averaging 8.15% zinc and 1.88% copper, consisting mainly of lower grade material removed in order to access zones of higher grades.

The delay to access these higher grades was longer than first expected which put pressure on the Company's cash position during the period. The grades started increasing in the last quarter of 2005 when it averaged 10.97% zinc and 2.36% copper.

The pilot-mining program, initiated in February 2005, experienced typical start-up problems as well as occasional transportation issues which have since been resolved.

At the end of 2005, mining activities started on Level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the material processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on Level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Overall the launching of the pilot program was a great success and certainly key to the Company's great progress in 2005.

### Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through a nominee, Mr. Luis Medrano Hurtado, Director of Operations of Dia Bras Mexicana, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at December 31, 2005, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations.

### Promontorio

With the focus on the Bolivar project, management decided to postpone until 2006 its exploration program at Promontorio. The drilling campaign that has just begun is the first part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report.

1.4 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31, | |
|---|---|---|---|
| | 2005 | 2005 | 2004 |
| | $ | $ | $ |
| Sales of concentrate i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Net loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Net loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,291,813 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining project before full-scale commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

1.5 RESULTS OF OPERATIONS:

### Corporate

During the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165 ($0.04 per share) compared with a net loss of $2,095,804 ($0.05 per share) for the year ended March 31, 2005. This net loss includes a $557,588 write-off of the Santa Maria and El Cumbre properties as management decided to abandon these projects at the end of 2005. The loss also includes a stock-based compensation non cash cost of $249,808 relating to the accounting cost of options vested during the period. The Company also recorded a provision for current income taxes of $45,000 and future income taxes in the amount of $397,600 payable in Mexico. All other costs remained relatively constant except for business development expenses which were lower compared with last year. In 2004-2005, business development expenses included important costs in relation to the November 2004 financing which had been promoted mainly in London, England.

Total interest income decreased compared with the year ended March 31, 2005 when the Company had a higher level of cash throughout the financial year. This level of cash resulted from two series of financial placements totaling $21 million completed in 2003 and 2004.

### Results of the pilot-mining program at Bolivar

During the nine-month period ended December 31, 2005, the Company mined and milled 46,828 tonnes of material which produced 5,890 dry metric tonnes (DMT) of zinc concentrate (6,218 since the start of the pilot-mining program) and 2,372 DMT of copper concentrate (2,606 since the start of the pilot-mining program) for total revenues of $5.6 million. Average recovery rate was 85.82% for zinc and 74.36% for copper.

All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing. Zinc and copper prices increased some 13% and 21% during the period, contributing to an estimated increased revenue of over $500,000.

The production of the Malpaso mill reached a monthly high of 6,624 tonnes in September 2005. Because of transportation problems, the level of material through-put decreased in the last quarter. The mill has since been fine tuned and is now in excellent condition and running smoothly.

## 1.6 SUMMARY OF QUARTERLY RESULTS:

| Quarter ended | Net loss<br>$ | Net loss per share<br>$ |
|---|---|---|
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |
| September 30, 2004 | 254,940 | 0.01 |
| June 30, 2004 | 142,594 | 0.01 |
| March 31, 2004 | 491,718 | 0.02 |

Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September 2003 and December 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities.

In 2004, promotion expenses were significantly higher because of a European tour which had been organized to showcase Company projects which led to private placements of $9.0 million in November 2004.

## 1.7 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2005:

During the quarter ended December 31, 2005, the Company incurred a loss of $1,287,232 ($0.02 per share) compared with a loss of $1,201,814 ($0.02 per share) for the same period in 2004. This loss is mainly attributable to a write-off of $557,588 following the decision to abandon the Santa Maria and El Cumbre properties and the recording of a provision for current and future taxes in Mexico. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

## 1.8 LIQUIDITY:

As at December 31, 2005, the Company had working capital of $4,291,813 including $3,541,961 in cash and cash equivalents compared with $3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalents. This level of working capital is adequate to support daily operations.

In November 2005, the Company completed a series of private placements amounting to $4,500,000. The Company also received, during the period, $1,320,439 from the exercise of 7,767,292 warrants which contributed to improving its working capital.

As at December 31, 2005, sales tax and other receivables amounted to $1,037,122 and were mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax). The Company is regularly monitoring the situation with local Mexican IRL authorities as the tax credit represents an important amount of unavailable funds.

During the period, in order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The credit facility was alternately obtained by instalments of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper mineralized rock in the name of the financing bank and reimbursed with the delivery of zinc concentrate. This credit facility was fully repaid in December 2005, as the facility agreement expired. The Company is currently renegotiating the terms and conditions of a US$1.0 million credit facility in 2006.

Accounts payable and accrued liabilities amounted to $771,264 and included an obligation of $233,180 (US$200,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly instalments of US$25,000 until August 2006.

## 1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on capital markets. The main source of financing of the Company is the issuance of equity shares and the sale of concentrates. In November 2005, the Company completed a series of private placements by issuing a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital will also be expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its 2006 exploration and development effort at the Bolivar project with cash flow generated from its pilot-mining program at the Bolivar mine.

The Company is always open to favorable opportunities on the capital markets to finance acquisitions and development of its projects.

## 1.10 FINANCIAL COMMITMENT:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

| | |
|---|---|
| 2006 | US$395,000 |
| 2007 | US$325,500 |
| 2008 | US$450,000 |
| 2009 | US$3,062,500 |

All of the 2005 required payments were made. The Company will use part of its November 2005 financing proceeds to make the required 2006 payments.

## 1.11 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off-balance sheet arrangement.

## 1.12 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

Also during the period, certain directors, companies controlled by directors and certain officers of the Company participated in a private placement under the same terms and conditions as non related parties. They acquired 4,432,500 common shares at a price of $0.20 per common share for a total consideration of $886,500.

## 1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

## 1.14 CRITICAL ACCOUNTING POLICIES:

### Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

The inventory from pilot-mining is recorded at the lower of cost and net realizable value.

## 1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.16 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, among other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowing of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company's operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly, adversely affected by declines in the price of precious or base minerals.

Uninsured risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivables, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.17 OUTLOOK:

The Company wants to take advantage of its well-established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities which may arise.

Base metal, copper and zinc market prices are carrying on their spectacular rise. Zinc is currently trading at approximately US$1.38/lb and copper at approximately US$2.80/lb. With current access to high grade material and with well-improved and efficient milling facilities, the Company is in an excellent position to benefit from current high prices.

The Company has working capital of over $4.0 million.

The objectives for 2006 are as follows:

- Bolivar pilot-mining program

  Mine and process between 85,000 and 90,000 tonnes of material averaging 11.0% Zn and 2.5% Cu.

- Increase the Malpaso mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give the Company parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Resume the exploration program at the Promontorio property to develop its potential with internal financial and technical resources, or through joint ventures or partnerships.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre region.

## 1.18 NATIONAL INSTRUMENT 52-109 ON CERTIFICATION OF ANNUAL FILINGS:

The chief executive officer and the chief financial officer have signed the certification of Annual Filings as required by National Instrument 52-109, thus confirming, based on their evaluation, the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings.

## 1.19 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

| | Nine-month period ended December 31, 2005 $ | Year ended March 31, 2005 $ |
|---|---|---|
| Balance at beginning of period | 10,197,775 | 2,552,001 |
| Property acquisition and related costs | 451,263 | 1,493,588 |
| Sampling | 179,671 | 415,509 |
| Geology consulting and management | 660,598 | 633,696 |
| Geophysical survey | 27,927 | 122,515 |
| Drilling and access to material | 1,352,627 | 2,444,972 |
| Pilot milling | 1,570,210 | 335,393 |
| Supervision and local administrative costs | 1,056,287 | 647,934 |
| Transportation | 2,530,748 | 946,510 |
| Roads | 41,725 | 187,761 |
| Camp costs and food | 550,053 | 133,306 |
| Capitalized amortization of exploration building and equipment | 833,442 | 356,161 |
| Stock compensation costs | 205,011 | 410,135 |
| | 9,459,562 | 8,127,480 |
| Write-off of mining assets | (557,588) | (481,706) |
| Sale of concentrate | (5,562,402) | - |
| | 3,339,572 | 7,645,774 |
| Balance at end of the period | 13,537,347 | 10,197,775 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at April 13, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

| Number of warrants | Exercise price | Expiry date |
|---|---|---|
| 12,002,068 | $0.90 | November 2006 |

Options outstanding: 7,132,333

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,695,333 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,700,000 | $0.40 | February 2011 |

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

2005 Annual Report
(amended)

# *Table of Contents*



Financial results are in CDN dollars and technical data are in metric units unless otherwise indicated.

**Caution Concerning Forward-Looking Statements**

*Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks and hazards, requirement of additional financing, risks of delays in construction, production or obtaining permits and other risks. The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this report.*

## *An Emerging Zinc-Copper Producer in Northern Mexico*

Dia Bras Exploration is committed to advancing and adding value to its core assets in the renowned Sierra Madre mining district of northern Mexico. A pilot-mining program at the Bolivar zinc-copper mine project is generating positive cash flow that provides financial stability and funds for ongoing exploration to expand resources and test new targets. The Promontorio copper-gold property also offers potential for near-term production and will be actively explored and evaluated in 2006.

The Company also strengthened its management team, which has 124 years of combined technical experience in all aspects of exploration, mine development, and project financing. This combination of skills and management's entrepreneurial approach to corporate development bodes well for continued growth of Dia Bras Exploration in the years ahead.

**TSX-V:DIB**

## *Growth Strategy*

Dia Bras intends to build on its success in the Sierra Madre belt by acquiring additional mineral properties in the region. These efforts are focused on properties with a history of small-scale production that could be expanded through exploration and development programs. Mexico has many small family-run mines in need of capital for expansion and modernization. Dia Bras believes it is well-positioned to acquire the best of these opportunities, which could be acquired outright, or be developed through mutually beneficial joint ventures.

# *Message to Shareholders*

On behalf of the Board of Directors, we are pleased to present this amended annual report of Dia Bras Exploration Inc. and share our past progress and future plans. In the nine-month period ended December 31, 2005, the Company strengthened its status as an emerging zinc-copper producer and a leading exploration company in northern Mexico's Sierra Madre mineral belt.

A pilot-mining program at the cornerstone Bolivar Mine was launched in February of 2005 as part of a scoping study to confirm tonnage, grade and recoveries, and to assess mining, milling and transportation costs. The material is processed at the newly refurbished Malpaso mill, 145 kilometres over line distance from the mine site.

An important goal of the pilot-mining program is to generate positive cash flow that will help fund ongoing exploration to define sufficient resources and to support a larger mining operation on site. The revenue will also cover costs of operations as well as administrative and capital costs. This strategy provides financial stability and reduces dilution risks.

Pilot-mining activities in 2005 produced 6,218 dry metric tonnes of zinc concentrate and 2,608 dry metric tonnes of copper concentrate from 50,371 tonnes of material, which was slightly below initial projections because of mine-equipment-related delays and start-up challenges that have since been addressed. Production improved steadily as the year progressed, reaching $1.1 million in December alone. The sale of concentrates generated $5.6 million.

Currently, for 2006, we have budgeted production from the Bolivar pilot-mining program at 16,200 dry metric tonnes of zinc concentrate and 5,800 dry metric tonnes of copper concentrate.

It is important to note that the Bolivar mine of the Company is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 30 months before the Bolivar mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the pilot mining program is shown as a reduction of the costs and deferred expenses capitalized to the Bolivar mine project in conformity with Canadian generally accepted accounting principles.

In conjunction with the pilot-mining program, Dia Bras will conduct drilling programs to expand high-grade resources and test skarn-hosted targets elsewhere on the property. Bolivar is a district-scale property with a rich potential for new discoveries, as confirmed by recent technical and field-visit reports by Professor Lawrence D. Meinert, a world recognized expert on skarn deposits.

The Promontorio copper-gold project also offers potential for near-term pilot-mining production and will be actively explored and evaluated in 2006. The property hosts high-sulphidation, epithermal mineralization and is considered prospective for discoveries. A drilling program is in progress to further advance the project.

During the period, the Company successfully completed a private placement of $4.5 million in order to advance Bolivar pre-feasibility study. An additional $1.3 million was also raised from the exercise of warrants.

An important development in 2005 was the appointment, as Executive Chairman, Dr. Thomas L. Robyn, a geologist with international expertise and extensive experience gained with major mining companies.

With an expanded technical team and increased financial strength from pilot-mining activities, Dia Bras is positioned for an exciting period of growth. We hope to achieve and fund this growth internally, through existing projects, but will consider acquisitions of nearby properties with a history of small-scale production. We believe Mexico offers many advantages, including highly prospective and under-explored districts with potential for major discoveries, political and social stability, a favorable investment climate, and an enduring mining heritage.

We greatly appreciate the support of our shareholders and dedicated employees in Canada and in Mexico and look forward to continued progress and an exciting phase of growth for the Company in the year ahead.

On behalf of the Board of Directors,

Thomas L. Robyn
Executive Chairman

Réjean Gosselin
President and Chief Executive Officer

***2005 HIGHLIGHTS****

- Successfully launched a pilot-scale test-mining program at the Bolivar mine that is now generating positive cash flow.
- Increased Malpaso mill capacity from 200 to 300 tonnes per day.
- Compiled and digitized a geological and technical database for Bolivar to guide exploration and mine-development efforts.
- Commissioned and received a technical report and resource estimate for Bolivar that meets National Instrument 43-101 standards.
- Raised $4.5 million to advance Bolivar to pre-feasibility.
- Exercise of warrants brings in $1.3 million.
- Recruited key industry professionals with strong technical skills at the management level.

* Change in fiscal year from March to December

***2006 OBJECTIVES***

- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Explore and advance the Promontorio project with internal financial and technical resources, or through joint ventures or partnerships.
- Increase the capacity of the Malpaso mill to 600 tonnes per day by the end of the year.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre mining district.

Since 2003, Dia Bras Exploration has focused its exploration and development activities in Mexico, and will continue this strategy in the coming year. The country offers prospective geology, a favorable investment climate, and a mining tradition that pre-dates colonization.

The Company's core assets, the Bolivar and Promontorio properties in Chihuahua State, collectively cover 7,646 hectares in the world-famous Sierra Madre mineral belt of northern Mexico. The highly prospective belt hosts a series of historic mining districts that have attracted dozens of foreign companies since Mexico reformed its mining laws in the early 1990s. Several new mines were opened and began production in recent years, and many other projects are being advanced to production. Exploration continues, focused on gold, silver, and base metals.

Dia Bras began evaluating opportunities in Mexico in 2003, and has since raised $26.8 million over a two-year period to acquire and explore high quality properties, develop and launch the pilot-mining program at Bolivar Mine, acquire, rehabilitate and expand the Malpaso mill.

## BOLIVAR PROJECT

### *Bolivar Mine*

The Bolivar Mine is the Company's most advanced asset. The former zinc-copper producer is located in the Piedras Verdes mining district, which has a long mining history and significant potential for new discoveries. Several companies are operating or developing mines in the region, while many others are exploring early-stage prospects.

In 2004, the Company acquired an option over the Bolivar Mine for a total of US$1.2 million, free of royalties from private owners, of which US$162,500 remains to be paid in 2006. The low-entry-cost acquisition is reflective of management's expertise in financing and developing mining assets that offer a rare opportunity for near-term production from high-grade material. The mine was fully permitted, but had not operated for more than five years. Geological and technical data, including mine plans and assay results, were scant or not available. To remedy this, the Company investigated the geology of the district, carried out early-stage exploration programs, including drilling, and compiled and digitized a database incorporating results from these programs. A pilot-mining program was launched to confirm tonnage, grade, and recoveries, and determine mining and milling costs. A major benefit of this strategy was that the sale of concentrates would make the program self-funding, even profitable.

Initial drilling programs were aimed at defining mineralized zones for the pilot-mining program, focused on areas that could be easily accessed from existing infrastructures. Since then, the Company has greatly increased its understanding of the geological potential of the property. This knowledge will guide ongoing exploration efforts to test known deposits and newly identified prospects within a large, copper porphyry-skarn system. Recent mineralogical and field reports by Lawrence D. Meinert, an internationally known expert on skarn deposits, have concluded that the Bolivar property is a copper-skarn system with high zinc in distal regions, rather than a zinc-skarn system. This is a significant finding as copper skarns have greater potential for bulk-tonnage discoveries. Copper skarns associated with porphyritic intrusions can be much larger, and often exceed 100 million tonnes in size. Several well-known examples in the 500-million-tonne range are the Bingham, Morenci, and Santa Rita deposits, which were developed into major producing mines in western United States.

A major development in 2005 was the receipt of a National Instrument 43-101 technical report for the Bolivar deposit from the independent consulting firm of Roscoe Postle Associates. The study included resource estimates for two main zones comprising the Bolivar deposit, the north-trending Rosario Trend and the east-trending Fernandez Trend. Together they host indicated resources of 360,000 tonnes grading 2.61% copper, 8.79% zinc, 63.46 grams silver and 0.41 gram gold per tonne, plus limited resources in other categories. The estimate was based on 133 drill

holes completed by the Company in 2004. It is important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The authors of the study recommended a systematic exploration program, including drilling to expand resources, and a scoping study to determine the economic potential of the project. The exploration program is focused on defining sufficient resources to launch before year-end a feasibility study for a larger mine. The study would examine a mine and on-site mill sized at between 2,000 tonnes and 3,500 tonnes per day. Assuming positive results, construction would start in 2007, with production starting in 2008.

### *Bolivar pilot-mining program*

Pilot-mining activity at the Bolivar deposit is focused on two main mineralized trends, Rosario and Fernandez, which include the Brecha Linda zone. Both are accessible from existing workings and were defined by underground exploration drilling. Before the program began, two levels situated 50 metres apart were rehabilitated and widened so mechanized equipment could access and mine the zones, which range from 2 to 15 metres wide. A second access from Level 1 will be developed in the Brecha Linda area to allow access to newly discovered, high-grade zones below those presently exploited in the pilot-mining program.

The 2005 pilot-mining program resulted in the production of 6,218 tonnes of zinc concentrate and 2,608 tonnes of copper concentrate from 50,371 tonnes of material averaging 8.07% zinc and 1.89% copper. The sale of concentrates generated revenue of $5.6 million in 2005. The program achieved positive cash flow in December and produced $1.1 million worth of copper and zinc concentrates from mining and milling of 5,837 tonnes averaging 10.29% zinc and 2.49% copper. Direct operating costs amounted to $780,000.

The material is processed at the Malpaso mill, 320 kilometres from the mine (65 kilometres by truck and 255 kilometres by train). In 2005, Dia Bras increased the capacity of the mill to 300 tonnes per day. The mill is fully permitted and at year-end 2005, Dia Bras was in the process of completing its acquisition.

The pilot-mining program has reached its targeted daily production rate of 300 tonnes and is expected to operate on a positive cash-flow basis this year. Dia Bras is on track to produce 16,200 dry metric tonnes of zinc concentrates and 5,800 dry metric tonnes of copper concentrates during fiscal year 2006.

In the next phase of operations, the Company aims to double its monthly concentrate production by late 2006. The Malpaso mill would be expanded to process 600 tonnes per day, at an estimated capital cost of US$2.5 million. The material feed would come from the Bolivar Mine at a rate of 300 tonnes per day and the additional material feed would come from already targeted strategic property acquisitions which could be brought into low-scale mining production.

As mentioned earlier, it is important to note that the Company's Bolivar Mine is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production.

### *Bolivar property – rich potential for new discoveries*

The Bolivar property hosts multiple prospects and exploration targets within a large footprint of alteration and mineralization stretching for four kilometres that has yet to be thoroughly explored. The Bolivar deposit and the recently discovered South Bolivar target are related to a single copper-porphyry skarn and breccia-pipe mineralized system. This suggests potential for additional discoveries beyond known deposits and prospects at Bolivar.

In the mine-site area, exploration will focus on defining resources for a larger mining operation. A priority is the Brecha Linda zone where drilling and work to date indicate 148,000 tonnes of minable material, with potential for up to 250,000 tonnes at 12-15% zinc and 2-3% copper.

Exploration will also test promising targets elsewhere on the project:

- The South Bolivar copper-magnetite skarn is a priority target. Previously released drilling results show potential for a significant resource. This drilling program will be accelerated in 2006.

- La Montura is one of several "mirror-image" Bolivar-type copper-zinc skarns identified on the property. This target is one of several skarns (including the Bolivar mine) that adjoin the South Bolivar skarn, and may be of similar scale as the Bolivar Mine.

- La Increible is a Cananea-type, breccia-pipe target. Drilling has confirmed high-grade mineralization, with values up to 3% copper.

The Bolivar South area has been tested with 22 holes. The zone is about 200 metres wide and 400 metres long, dips gently (20°) to the north east and is open at depth in that direction. The thickness of the body goes from 1 metre on its edge to 23 metres, with an average of 9 metres.

Copper values vary from 0.8% to 4.0% and average 1.5%, the magnetite contents vary from 11% to 40% with an average of 26%, silver varies from 11 to 104 g/t and averages 31.5 g/t while gold varies from 0.1 to 3 g/t and averages 0.4 g/t. Highlights are:

- 2.1% Cu, 0.1 g/t Au and 45.2 g/t Ag over 12 metres in Hole DB04B005
- 1.8% Cu, 0.4% Zn, 0.5 g/t Au, 28.9 g/t Ag, 22.9% Fe over 14 metres in Hole DB04B124
- 2.1% Cu, 0.2% Zn, 0.3 g/t Au, 49.2 g/t Ag and 17.5% Fe over 19 metres in Hole DB05B56
- 4.0% Cu, 3.0% Zn, 0.4 g/t Au, 81.9 g/t Ag and 20.5% Fe over 7 metres in Hole DB04B158

A number of early-stage prospects have been identified, including skarn prospects related to a buried intrusion. Additional work is planned to pursue these targets, which offer bulk-tonnage potential, typical of skarn deposits found in western United States and Mexico (and elsewhere) at the peripheries of large porphyry copper deposits. This potential adds an exciting new exploration dimension to the Bolivar property.

The Company's exploration efforts are guided by reports commissioned to assess the property's potential. Bolivar is a district-scale property considered prospective for new discoveries, including bulk-tonnage copper-skarn deposits, as confirmed by recent technical reports and field visits by Lawrence D. Meinert. Exploration and development of bulk-tonnage deposits are essential components of the Company's strategy to become a mid-tier copper-zinc producer.

## PROMONTORIO PROJECT

Dias Bras acquired an option on the Promontorio project in 2004 for US$3 million, payable over five years. An amount of US$2.9 million (including US$2.5 million in 2009) still remains to be paid. Numerous other resource companies are successfully advancing mineral projects in the immediate region.

In August 1997, the Reno-based Mine Development Associates calculated at Promontorio an indicated resource of 625,000 tonnes grading 4.04% copper, 2.61 grams gold and 65.79 grams silver per tonne, plus an inferred resource of 398,000 tonnes grading 3.87% copper, 2.19 grams gold and 59.16 grams silver per tonne. A higher-grade indicated resource of 201,000 tonnes at 9.06% copper, 3.82 grams gold and 116.21 grams silver per tonne was also defined within the total resource. An estimated 50% of these resources are amenable to open-pit mining techniques.*

The 2006 ongoing drilling program will expand resources and test new discoveries, such as La Cascada, a coincident geophysical and geochemical anomaly where high gold values were obtained from sampling.

* Notwithstanding anything mentioned above or previously disclosed, readers should be cautioned that Dia Bras has not done the work necessary to verify the classification of the resource and is therefore not treating the reported resource as an indicated resource within the meaning of NI 43-101 and that the historical estimate should not be relied upon.

Dia Bras recognizes that the ability to do business in any community is a privilege. Dia Bras is conscious of the importance of the role of community relations where the Company has mining activities. The Company is doing its utmost to open lines of communication with the local community to better understand local social, health and economic issues, conduct activities on each project in a responsible manner and by respecting the local culture. Dia Bras carries out a series of activities to reinforce good community relations, thereby establishing a bond of cooperation with the social players in its areas of operations.

# MANAGEMENT DISCUSSION AND ANALYSIS

This amended management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

## 1.1 YEAR END AND DATE OF MD&A:

The Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the nine-month period ended December 31, 2005 is as of April 13, 2006.

## 1.2 FORWARD-LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

## 1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the nine-month period ended December 31, 2005, all activities of the Company were focused on the Bolivar mine project. The Company continued its pilot-mining program which provides essential data on mining, transport and milling costs, logistics, grade, mill recovery performance and metallurgy, which will be mostly useful for the pre-feasibility study at the Bolivar mine property. The short-term objectives of the pilot-mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project.

During the period, the Company benefited from the spectacular rise of zinc and copper market prices.

Total combined sales of zinc and copper concentrates amounted to $5.6 million. The pilot-mining program started generating positive cash flow in December 2005 as the production exceeded $1.1 million with direct operating costs amounting to $780,000.

It is important to note that the Bolivar mine of the Company is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 30 months before the Bolivar mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the pilot-mining program is shown as a reduction of the costs and deferred expenses capitalized to the Bolivar mine project in conformity with Canadian generally accepted accounting principles.

The following table presents data per tonne processed in the pilot-mining program for the nine-month period ended December 31, 2005.

| | US$ |
|---|---|
| Net smelter revenue | 93.42 |
| Direct operating costs | |
| Mining | 20.06 |
| Transportation of material | 26.77 |
| Milling | 21.33 |
| Transportation and handling of concentrates | 16.86 |
| Administration | 12.19 |
| **TOTAL** | **97.21** |
| Gross margin before amortization | (3.79) |

### Bolivar mine property

The Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent to date over $9.4 million in property costs and exploration expenses, net of revenue from sales of concentrate.

During the nine-month period ended December 31, 2005, the Company processed 46,828 tonnes of material averaging 8.15% zinc and 1.88% copper, consisting mainly of lower grade material removed in order to access zones of higher grades.

The delay to access these higher grades was longer than first expected which put pressure on the Company's cash position during the period. The grades started increasing in the last quarter of 2005 when it averaged 10.97% zinc and 2.36% copper.

The pilot-mining program, initiated in February 2005, experienced typical start-up problems as well as occasional transportation issues which have since been resolved.

At the end of 2005, activities started on Level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the material processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on Level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Overall the launching of the pilot program was a great success and certainly key to the Company's great progress in 2005.

### Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through a nominee, Mr. Luis Medrano Hurtado, Director of Operations of Dia Bras Mexicana, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at December 31, 2005, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations.

### Promontorio

With the focus on the Bolivar project, management decided to postpone until 2006 its exploration program at Promontorio. The drilling campaign that has just begun is the first part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report.

## 1.4 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31, | |
|---|---|---|---|
| | 2005 $ | 2005 $ | 2004 $ |
| Sales of concentrate i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Net loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Net loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,291,813 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining project before full-scale commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

## 1.5 RESULTS OF OPERATIONS:

### Corporate

During the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165 ($0.04 per share) compared with a net loss of $2,095,804 ($0.05 per share) for the year ended March 31, 2005. This net loss includes a $557,588 write-off of the Santa Maria and El Cumbre properties as management decided to abandon these projects at the end of 2005. The loss also includes a stock-based compensation non cash cost of $249,808 relating to the accounting cost of options vested during the period. The Company also recorded a provision for current income taxes of $45,000 and future income taxes in the amount of $397,600 payable in Mexico. All other costs remained relatively constant except for business development expenses which were lower compared with last year. In 2004-2005, business development expenses included important costs in relation to the November 2004 financing which had been promoted mainly in London, England.

Total interest income decreased compared with the year ended March 31, 2005 when the Company had a higher level of cash throughout the financial year. This level of cash resulted from two series of financial placements totaling $21 million completed in 2003 and 2004.

### Results of the pilot-mining program at Bolivar

During the nine-month period ended December 31, 2005, the Company mined and milled 46,828 tonnes of material which produced 5,890 dry metric tonnes (DMT) of zinc concentrate (6,218 since the start of the pilot-mining program) and 2,372 DMT of copper concentrate (2,606 since the start of the pilot-mining program) for total revenues of $5.6 million. Average recovery rate was 85.82% for zinc and 74.36% for copper.

All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing. Zinc and copper prices increased some 13% and 21% during the period, contributing to an estimated increased revenue of over $500,000.

The production of the Malpaso mill reached a monthly high of 6,624 tonnes in September 2005. Because of transportation problems, the level of material through-put decreased in the last quarter. The mill has since been fine tuned and is now in excellent condition and running smoothly.

## 1.6 SUMMARY OF QUARTERLY RESULTS:

| Quarter ended | Net loss<br>$ | Net loss per share<br>$ |
|---|---|---|
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |
| September 30, 2004 | 254,940 | 0.01 |
| June 30, 2004 | 142,594 | 0.01 |
| March 31, 2004 | 491,718 | 0.02 |

Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September 2003 and December 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities.

In 2004, promotion expenses were significantly higher because of a European tour which had been organized to showcase Company projects which led to private placements of $9.0 million in November 2004.

## 1.7 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2005:

During the quarter ended December 31, 2005, the Company incurred a loss of $1,287,232 ($0.02 per share) compared with a loss of $1,201,814 ($0.02 per share) for the same period in 2004. This loss is mainly attributable to a write-off of $557,588 following the decision to abandon the Santa Maria and El Cumbre properties and the recording of a provision for current and future taxes in Mexico. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

## 1.8 LIQUIDITY:

As at December 31, 2005, the Company had working capital of $4,291,813 including $3,541,961 in cash and cash equivalents compared with $3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalents. This level of working capital is adequate to support daily operations.

In November 2005, the Company completed a series of private placements amounting to $4,500,000. The Company also received, during the period, $1,320,439 from the exercise of 7,767,292 warrants which contributed to improving its working capital.

As at December 31, 2005, sales tax and other receivables amounted to $1,037,122 and were mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax). The Company is regularly monitoring the situation with local Mexican IRL authorities as the tax credit represents an important amount of unavailable funds.

During the period, in order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The credit facility was alternately obtained by instalments of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper mineralized rock in the name of the financing bank and reimbursed with the delivery of zinc concentrate. This credit facility was fully repaid in December 2005, as the facility agreement expired. The Company is currently renegotiating the terms and conditions of a US$1.0 million credit facility in 2006.

Accounts payable and accrued liabilities amounted to $771,264 and included an obligation of $233,180 (US$200,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly instalments of US$25,000 until August 2006.

## 1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on capital markets. The main source of financing of the Company is the issuance of equity shares and the sale of concentrates. In November 2005, the Company completed a series of private placements by issuing a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital will also be expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its 2006 exploration and development effort at the Bolivar project with cash flow generated from its pilot-mining program at the Bolivar mine.

The Company is always open to favorable opportunities on the capital markets to finance acquisitions and development of its projects.

## 1.10 FINANCIAL COMMITMENT:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

| | |
|---|---|
| 2006 | US$395,000 |
| 2007 | US$325,500 |
| 2008 | US$450,000 |
| 2009 | US$3,062,500 |

All of the 2005 required payments were made. The Company will use part of its November 2005 financing proceeds to make the required 2006 payments.

## 1.11 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off-balance sheet arrangement.

## 1.12 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

Also during the period, certain directors, companies controlled by directors and certain officers of the Company participated in a private placement under the same terms and conditions as non related parties. They acquired 4,432,500 common shares at a price of $0.20 per common share for a total consideration of $886,500.

## 1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

## 1.14 CRITICAL ACCOUNTING POLICIES:

### Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

The inventory from pilot-mining is recorded at the lower of cost and net realizable value.

## 1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.16 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, among other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowing of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company's operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly, adversely affected by declines in the price of precious or base minerals.

Uninsured risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivables, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.17 OUTLOOK:

The Company wants to take advantage of its well-established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities which may arise.

Base metal, copper and zinc market prices are carrying on their spectacular rise. Zinc is currently trading at approximately US$1.38/lb and copper at approximately US$2.80/lb. With current access to high grade material and with well-improved and efficient milling facilities, the Company is in an excellent position to benefit from current high prices.

The Company has working capital of over $4.0 million.

The objectives for 2006 are as follows:

- Bolivar pilot-mining program

  Mine and process between 85,000 and 90,000 tonnes of material averaging 11.0% Zn and 2.5% Cu.

- Increase the Malpaso mill capacity to 600 tpd by the end of 2006.

- Define sufficient resources at Bolivar to commission a feasibility study that will give the Company parameters for eventual full-scale production, including construction of an appropriately sized mill on site.

- Resume the exploration program at the Promontorio property to develop its potential with internal financial and technical resources, or through joint ventures or partnerships.

- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre region.

## 1.18 NATIONAL INSTRUMENT 52-109 ON CERTIFICATION OF ANNUAL FILINGS:

The chief executive officer and the chief financial officer have signed the certification of Annual Filings as required by National Instrument 52-109, thus confirming, based on their evaluation, the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings.

## 1.19 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

| | Nine-month period ended December 31, 2005 $ | Year ended March 31, 2005 $ |
|---|---|---|
| Balance at beginning of period | 10,197,775 | 2,552,001 |
| Property acquisition and related costs | 451,263 | 1,493,588 |
| Sampling | 179,671 | 415,509 |
| Geology consulting and management | 660,598 | 633,696 |
| Geophysical survey | 27,927 | 122,515 |
| Drilling and access to material | 1,352,627 | 2,444,972 |
| Pilot milling | 1,570,210 | 335,393 |
| Supervision and local administrative costs | 1,056,287 | 647,934 |
| Transportation | 2,530,748 | 946,510 |
| Roads | 41,725 | 187,761 |
| Camp costs and food | 550,053 | 133,306 |
| Capitalized amortization of exploration building and equipment | 833,442 | 356,161 |
| Stock compensation costs | 205,011 | 410,135 |
| | 9,459,562 | 8,127,480 |
| Write-off of mining assets | (557,588) | (481,706) |
| Sale of concentrate | (5,562,402) | - |
| | 3,339,572 | 7,645,774 |
| Balance at end of the period | 13,537,347 | 10,197,775 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at April 13, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

| Number of warrants | Exercise price | Expiry date |
|---|---|---|
| 12,002,068 | $0.90 | November 2006 |

Options outstanding: 7,132,333

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,695,333 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,700,000 | $0.40 | February 2011 |

April 13, 2006

## Management Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting systems and internal control to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by shareholders, conducted an audit on the Company's consolidated financial statements. Their report is included.

The board of directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee, which is composed of three members.

The committee meets twice a year with the external auditors, with and without management being present; to review the financial statements and to discuss audit and internal control related matters.

The audit committee of the board of directors approved the Company's consolidated financial statements.





Réjean Gosselin
President and Chief Executive Officer

Leonard Teoli
Chief Financial Officer

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

April 13, 2006

## Auditors' Report

**To the Shareholders of**
**Dia Bras Exploration Inc.**

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and March 31, 2005 and the results of its operations and its cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**Chartered Accountants**

# Dia Bras Exploration Inc.

Consolidated Balance Sheets

| | As at December 31, 2005 $ | As at March 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 3,541,961 | 2,954,870 |
| Short-term deposit, maturing August 29, 2006, bearing interest at 1.5% per annum (as at March 31, 2005 – maturing August 31, 2005 and bearing interest at 1.5%) | 15,000 | 15,000 |
| Receivable | 327,000 | - |
| Sales tax and other receivables | 1,037,122 | 1,011,872 |
| Inventories from pilot mining program (note 5) | 142,239 | 220,600 |
| Temporary investment (note 6) | 42 | 246,667 |
| Prepaid expenses | 94,048 | 8,819 |
| | 5,157,412 | 4,457,828 |
| **Property, plant and equipment** (note 7) | - | 14,027 |
| **Mining assets** (note 8) | 19,912,804 | 15,819,615 |
| **Deferred costs – Advance on royalty payment** (note 9) | 350,000 | 350,000 |
| **Intangible asset – Licence** (note 10) | - | 27,102 |
| | 25,420,216 | 20,668,572 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 771,264 | 289,749 |
| Current portion of obligation related to assets under capital lease (note 11) | 49,335 | 518,300 |
| Income taxes payable | 45,000 | - |
| | 865,599 | 808,049 |
| **Obligation related to assets under capital lease** (note 11) | 157,928 | - |
| **Future income tax liabilities** | 397,600 | - |
| | 1,421,127 | 808,049 |
| **Shareholders' Equity** | | |
| **Share capital** (note 12) | 26,921,601 | 20,782,703 |
| **Warrants** (note 13) | 2,880,496 | 6,165,776 |
| **Contributed surplus** (note 15) | 4,802,240 | 1,380,600 |
| **Deficit** | (10,605,248) | (8,468,556) |
| | 23,999,089 | 19,860,523 |
| | 25,420,216 | 20,668,572 |

## Approved by the Board of Directors

Thomas L. Robyn, Director

Philip Renaud, Director

# Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| **Income** | | |
| Interest income | 19,904 | 114,440 |
| Gain on disposal of temporary investment (note 6) | 26,218 | - |
| Gain on currency exchange | 36,895 | - |
| Agent income – Sub-licensing fee (note 6) | - | 92,500 |
| | 83,017 | 206,940 |
| **Expenses** | | |
| Administrative expenses | 374,519 | 490,108 |
| Professional and consulting fees | 194,926 | 192,012 |
| Information to shareholders and trustee fees | 193,382 | 169,106 |
| Business development | 50,586 | 372,442 |
| Stock-based compensation costs (note 14) | 249,808 | 489,790 |
| Amortization and write-off of property, plant and equipment | 12,268 | 6,730 |
| Amortization and write-off of intangible asset – Licence | 27,102 | 22,898 |
| Write-off of mining assets – Exploration building and equipment | 58,070 | - |
| Write-off of mining assets – Costs and deferred exploration expenses (note 8(a)(iii), (vi), (vii) and (viii)) | 557,588 | 481,706 |
| Write-down of temporary investment | 18,333 | 45,833 |
| Loss on currency exchange | - | 32,119 |
| | 1,736,582 | 2,302,744 |
| **Loss before income taxes** | (1,653,565) | (2,095,804) |
| **Provision from income taxes** (note 16) | | |
| Current | 45,000 | - |
| Future | 397,600 | - |
| | 442,600 | - |
| **Net loss for the period** | (2,096,165) | (2,095,804) |
| **Deficit – Beginning of period** | (8,468,556) | (5,780,742) |
| **Share and warrant issue expenses** | (40,527) | (592,010) |
| **Deficit – End of period** | (10,605,248) | (8,468,556) |
| **Basic and diluted net loss per share** | (0.04) | (0.05) |
| **Basic and diluted weighted average number of outstanding shares** | 58,376,171 | 42,261,582 |

# Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| **Cash flows from** | | |
| **Operating activities** | | |
| Net loss for the period | (2,096,165) | (2,095,804) |
| Adjustments for | | |
| Future income taxes (note 16) | 397,600 | - |
| Gain on disposal of temporary investment | (26,218) | - |
| Stock-based compensation costs | 249,808 | 489,790 |
| Amortization and write-off of property, plant and equipment | 12,268 | 6,730 |
| Amortization and write-off of intangible asset – Licence | 27,102 | 22,898 |
| Write-off of mining assets – Exploration building and equipment | 58,070 | - |
| Write-off of mining assets – Costs and deferred exploration expenses | 557,588 | 481,706 |
| Write-down of temporary investment | 18,333 | 45,833 |
| Agent income – Sub-licensing fee | - | (92,500) |
| Unrealized loss on currency exchange | 6,239 | 32,119 |
| | (795,375) | (1,109,228) |
| Changes in non-cash working capital items (note 18) | (705,899) | (1,211,745) |
| | (1,501,274) | (2,320,973) |
| **Financing activities** | | |
| Short-term loan | 582,618 | - |
| Reimbursement of short-term loan | (582,618) | - |
| Payment of obligation related to asset under capital lease | (10,846) | - |
| Share capital issued (note 12) | 5,820,439 | 6,838,868 |
| Share and warrant issue expenses | (40,527) | (592,010) |
| Warrants issued (note 13) | - | 2,880,496 |
| | 5,769,066 | 9,127,354 |
| **Investing activities** | | |
| Increase in mining assets | (9,184,506) | (11,595,821) |
| Proceeds from sales of concentrate | 5,235,402 | - |
| Disposal of temporary investment | 254,510 | - |
| Disposal of mining assets | 18,373 | - |
| Disposal (purchase) of property, plant and equipment | 1,759 | (20,757) |
| Decrease in short-term deposit | - | 3,485,000 |
| Acquisition of temporary investment | - | (200,000) |
| Business acquisition (note 4) | - | (150,000) |
| Purchase of intangible asset – Licence | - | (50,000) |
| | (3,674,462) | (8,531,578) |
| **Translation adjustments on cash and cash equivalents** | (6,239) | (27,024) |
| **Increase (decrease) in cash and cash equivalents during the period** | 587,091 | (1,752,221) |
| **Cash and cash equivalents – Beginning of period** | 2,954,870 | 4,707,091 |
| **Cash and cash equivalents – End of period** | 3,541,961 | 2,954,870 |

## 1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program as part of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

For the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165. Cash and cash equivalents at that date amount to $3,541,961. In addition to ongoing working capital requirements such as general and administrative costs, the Company must secure sufficient funding for its existing property payment and for exploration and development programs. In the nine-month period ended December 31, 2005, the Company closed private placements in the amount of $4,500,000 and warrants were exercised for a total amount of $1,320,439. The Company also sold concentrates from pilot mining for $5,562,402. The proceeds were used mainly to advance the exploration and development of its pilot mining program at the Bolivar mine.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from March 31 to December 31 and, accordingly, the period ended December 31, 2005 includes only nine months of operations.

## 2 Significant accounting policies

### Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., Nichromex S. de R.L. de C.V. and Perforaciones Mineras Ram S.A.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

### Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

### Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

### Inventories from pilot mining

Inventories from pilot mining consist of ore and concentrate which are recorded at the lower of cost and net realizable value.

### Property, plant and equipment

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

### Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

*Costs and deferred exploration expenses*

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

*Exploration building and equipment*

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

| | **Method** | **Rate/Period** |
|---|---|---|
| Building | Declining balance | 10% |
| Equipment and rolling stock | Declining balance | 30% |
| Computers and office furniture | Straight-line | 3 years |

*Supplies inventory*

Supplies inventory is recorded at the lower of cost and replacement value.

**Deferred costs – Advance on royalty payment**

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

**Intangible asset – Licence**

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

**Stock option plan and stock-based compensation costs**

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

**Foreign currency translation**

*Foreign currency*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

*Foreign operations*

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

**Income taxes**

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

**Share and warrant issue expenses**

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

**Loss per share**

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

**Asset retirement obligations**

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

## 3 Financial instruments

**Fair value**

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposit, the receivable, sales tax and other receivables, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

**Interest rate risk**

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The obligation related to the asset under capital lease bears interest at a fixed rate.

**Foreign exchange risk**

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

## 4 Business acquisition

In June 2004, the Company acquired 100% of the shares of Perforaciones Mineras Ram S.A. for a cash consideration of $150,000. The transaction was recorded using the purchase method whereby the purchase price was allocated to the machinery and equipment based on their estimated fair value at the date of the transaction. This company is currently inactive.

## 5 Inventories from pilot mining program

| | As at December 31, 2005 $ | As at March 31, 2005 $ |
|---|---|---|
| Ore | 83,921 | - |
| Concentrate | 58,318 | 220,600 |
| | 142,239 | 220,600 |

## 6 Temporary investment

| | As at December 31, 2005 $ | As at March 31, 2005 $ |
|---|---|---|
| Ecu Silver Mining Inc. | | |
| 166 Common shares (quoted market value $73) (as at March 31, 2005 – 916,666 common shares and quoted market value $246,667) | 42 | 246,667 |

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 9), the Company signed, in October 2004, an agreement with Ecu Silver Mining Inc. ("Ecu Silver") for the acquisition by the latter of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. Therefore, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statements of operations and deficit using the fair market value, at the transaction dates, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006.

During the nine-month period ended December 31, 2005, the Company disposed of 916,500 common shares of Ecu Silver for $254,510. This transaction resulted in a gain on disposal of $26,218.

As at December 31, 2005, the Company still owned 666,666 warrants of Ecu Silver which have all been exercised subsequent to the period-end and the shares obtained from the exercise of the warrants were also disposed of for a total consideration of $412,800, the Company thereby realizing a gain on disposal of approximately $152,800.

## 7 Property, plant and equipment

| | As at December 31, 2005 | | |
|---|---|---|---|
| | Cost $ | Accumulated amortization $ | Net $ |
| **Canada** | | | |
| Office equipment | 18,998 | 18,998 | - |

| | As at March 31, 2005 | | |
|---|---|---|---|
| | **Cost** $ | **Accumulated amortization** $ | **Net** $ |
| **Canada** | | | |
| Office equipment | 20,757 | 6,730 | 14,027 |

## 8 Mining assets

| | As at December 31, 2005 $ | As at March 31, 2005 $ |
|---|---|---|
| Costs and deferred exploration expenses (a) | 13,537,347 | 10,197,775 |
| Exploration building and equipment (b) | 4,979,639 | 4,561,913 |
| Supplies inventory | 1,119,116 | 773,960 |
| Deposits on future mining assets | 276,702 | 285,967 |
| | 19,912,804 | 15,819,615 |

a) Cost and deferred exploration expenses

| | Cost | | Deferred exploration expenses | | Total | |
|---|---|---|---|---|---|---|
| | As at December 31, 2005 $ | As at March 31, 2005 $ | As at December 31, 2005 $ | As at March 31, 2005 $ | As at December 31, 2005 $ | As at March 31, 2005 $ |
| **Mexico (Chihuahua District)** | | | | | | |
| Bolivar projects (options) | | | | | | |
| Bolivar mine (i) | 1,433,381 | 1,223,855 | 7,858,922 | 4,505,523 | 9,292,303 | 5,729,378 |
| Piedras Verdes (ii) | 301,828 | 226,175 | 2,072,362 | 2,072,362 | 2,374,190 | 2,298,537 |
| Santa Maria (iii) | - | 133,495 | - | 269,657 | - | 403,152 |
| San José (iii) | 74,864 | 74,864 | 271,504 | 271,504 | 346,368 | 346,368 |
| El Cumbre (vii) | - | 43,449 | - | 110,987 | - | 154,436 |
| Mezquital | 24,495 | 23,336 | 99,105 | 99,105 | 123,600 | 122,441 |
| La Cascada | 8,282 | 8,282 | 133,577 | 133,577 | 141,859 | 141,859 |
| Val | 2,560 | 2,560 | 100,928 | 100,928 | 103,488 | 103,488 |
| Other | 27,158 | 23,682 | 33,714 | 33,714 | 60,872 | 57,396 |
| Promontorio projects (options) | | | | | | |
| Promontorio and Hidalgo (iv) | 135,702 | 61,147 | 811,330 | 718,832 | 947,032 | 779,979 |
| El Magistral (v) | 147,635 | 60,741 | - | - | 147,635 | 60,741 |
| | 2,155,905 | 1,881,586 | 11,381,442 | 8,316,189 | 13,537,347 | 10,197,775 |

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 10,197,775 | 2,552,001 |
| Costs and deferred exploration expenses | | |
| Property acquisition and related costs | 451,263 | 1,493,588 |
| Sampling | 179,671 | 415,509 |
| Geology consulting and management | 660,598 | 633,696 |
| Geophysical survey | 27,927 | 122,515 |
| Drilling and mining development | 1,352,627 | 2,444,972 |
| Pilot milling | 1,570,210 | 335,393 |
| Supervision and local administrative costs | 1,056,287 | 647,934 |
| Transportation of ore and concentrate | 2,530,748 | 946,510 |
| Road | 41,725 | 187,761 |
| Camp costs and food | 550,053 | 133,306 |
| Capitalized amortization of exploration building and equipment | 833,442 | 356,161 |
| Stock compensation costs (note 14) | 205,011 | 410,135 |
| | 9,459,562 | 8,127,480 |
| Write-off of mining assets – Costs and deferred exploration expenses ((iii), (vi), (vii) and (viii)) | (557,588) | (481,706) |
| Sale of concentrate | (5,562,402) | - |
| | 3,339,572 | 7,645,774 |
| Balance – End of period | 13,537,347 | 10,197,775 |

**Mexico**

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV (iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

| | US$ |
|---|---|
| March 2006 | 162,500 |
| September 2006 | 162,500 |

During the nine-month period ended December 31, 2005, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $5,562,402. In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

| | **US$** |
|---|---|
| December 2006 | 20,000 |

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

During the year ended March 31, 2005, the Company signed an addendum to the option agreement with EPP. Under the terms of the agreement, a 3% NSR and other additional payments (bonanza clause) were applicable to all properties in a defined area of interest. The addendum provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore repurchased the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to EPP (note 12).

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded a write-off of mining asset of $403,152.

The remaining payments as at December 31, 2005 are as follows:

| | **San José US$** |
|---|---|
| January 2006 | 20,000 |
| July 2006 | 37,500 |
| January 2007 | 37,500 |
| July 2007 | 37,500 |
| January 2008 | 37,500 |

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

During the year ended March 31, 2004, the Company paid a finder's fee of $10,000 in cash and agreed to issue 400,000 common shares of its capital stock, of which a remaining 200,000 common shares were issued during the year ended March 31, 2005 (note 12).

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

| | **US$** |
|---|---|
| June 2006 | 100,000 |
| June 2007 | 150,000 |
| June 2008 | 150,000 |
| June 2009 | 2,500,000 |

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

| | **US$** |
|---|---|
| November 2006 | 75,000 |
| November 2007 | 100,000 |
| November 2008 | 200,000 |
| November 2009 | 500,000 |

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the year ended March 31, 2005.

vii) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

**Canada**

viii) Wawa

During the year ended March 31, 2005, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.

b) Exploration building and equipment

| | As at December 31, 2005 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,236,886 | 92,729 | 1,144,157 |
| Camp | 397,346 | 59,725 | 337,621 |
| Machinery and equipment | 2,801,458 | 579,361 | 2,222,097 |
| Computers and office furniture | 268,828 | 90,919 | 177,909 |
| Rolling stock | 1,246,615 | 361,417 | 885,198 |
| Rolling stock under capital lease | 218,109 | 5,452 | 212,657 |
| | 6,169,242 | 1,189,603 | 4,979,639 |

| | As at March 31, 2005 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant under capital lease[1] | 907,077 | - | 907,077 |
| Camp | 397,346 | 32,773 | 364,573 |
| Machinery and equipment | 2,112,084 | 173,118 | 1,938,966 |
| Computers and office furniture | 190,220 | 27,164 | 163,056 |
| Rolling stock | 1,311,347 | 123,106 | 1,188,241 |
| | 4,918,074 | 356,161 | 4,561,913 |

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the province of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently, the capital lease obligation was eliminated.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $417,409 and committed itself to an additional amount of $233,180 (US$200,000). This latter consideration to be paid as at December 31, 2005 is included in accounts payable and accrued liabilities.

## 9 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

## 10 Intangible asset – Licence

| | As at March 31, 2005 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| Licence | 50,000 | 22,898 | 27,102 |

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence was $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties. As the Company did not consider it had any additional advantage related to the licence, it decided to write off the intangible asset as at December 31, 2005.

## 11 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

| | $ |
|---|---|
| Years ending December 31, 2006 | 130,166 |
| 2007 | 96,599 |
| 2008 | 66,569 |
| | 293,334 |
| Less: Interest | 86,071 |
| Total liability (note 11(b)) | 207,263 |
| Less: Current portion | 49,335 |
| | 157,928 |

b) Included in the amount of $207,263 is approximately $49,334 payable in U.S. dollars (US$42,900) and $157,929 payable in Mexican pesos (MP$1,437,131).

## 12 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

| | For the nine-month period ended December 31, 2005 | | For the year ended March 31, 2005 | |
|---|---|---|---|---|
| | Number of shares | Amount $ | Number of shares | Amount $ |
| Balance – Beginning of period | 51,457,477 | 20,782,703 | 35,714,991 | 13,546,277 |
| Issued and paid in cash (i) | 22,500,000 | 4,500,000 | 12,002,068 | 9,001,551 |
| Less: Value of warrants (i) | - | - | - | (2,880,496) |
| Issued following exercise of warrants (ii) | 7,767,292 | 1,638,898 | 3,203,334 | 860,808 |
| Issued for acquisition of mining assets (note 8(a)(iii)) | - | - | 200,000 | 24,000 |
| Issued to repurchase royalties (note 8(a)(iii)) | - | - | 300,000 | 225,000 |
| Issued following exercise of stock options | - | - | 37,084 | 5,563 |
| Balance – End of period | 81,724,769 | 26,921,601 | 51,457,477 | 20,782,703 |

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

In November 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit comprised one common share and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November 2006. Finder's fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 119%, risk-free interest rate – 4.5%, and an expected life of two years. As a result, the fair value was estimated at $2,880,496 (note 13).

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (for the year ended March 31, 2005, an amount of 3,203,334 purchase warrants was exercised for $712,250).

## 13 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

| | For the nine-month period ended December 31, 2005 | | For the year ended March 31, 2005 | |
|---|---|---|---|---|
| | Number of warrants | Amount $ | Number of warrants | Amount $ |
| Balance – Beginning of period | 29,125,399 | 6,165,776 | 20,326,665 | 3,433,838 |
| Issued as part of private placement of units (note 12(i)) | - | - | 12,002,068 | 2,880,496 |
| Exercised (note 12(ii)) | (7,767,292) | (318,459) | (3,203,334) | (148,558) |
| Expired (note 15) | (9,356,039) | (2,966,821) | - | - |
| Balance – End of period | 12,002,068 | 2,880,496 | 29,125,399 | 6,165,776 |

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at December 31, 2005:

| Exercise price $ | Number of warrants | Expiry date |
|---|---|---|
| 0.90 | 12,002,068 | November 2006 |

## 14 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at December 31, 2005, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 5,900,000 (3,700,000 as at March 31, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 22).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

A summary of changes in the Company's stock options outstanding is presented below:

| | For the nine-month period ended December 31, 2005 | | For the year ended March 31, 2005 | |
|---|---|---|---|---|
| | Number of options | Average exercise price $ | Number of options | Average exercise price $ |
| Beginning of period | 3,046,250 | 0.79 | 1,283,959 | 0.81 |
| Granted | 1,940,000 | 0.29 | 1,870,000 | 0.76 |
| Exercised | - | - | (37,084) | 0.15 |
| Expired or cancelled | (200,000) | 0.85 | (70,625) | 0.41 |
| End of period | 4,786,250 | 0.59 | 3,046,250 | 0.79 |

A summary of options outstanding and exercisable as at December 31, 2005 is presented below:

| Exercise price $ | Number of options Outstanding | Exercisable | Expiry date |
|---|---|---|---|
| 0.15 | 6,250 | 6,250 | February 2008 |
| 0.85 | 980,000 | 980,000 | October 2008 |
| 1.30 | 40,000 | 40,000 | January 2009 |
| 0.75 | 1,320,000 | 1,155,000 | August 2009 |
| 0.75 | 500,000 | 312,000 | February 2010 |
| 0.30 | 1,790,000 | 671,250 | September 2010 |
| 0.22 | 150,000 | 56,250 | September 2010 |
| | 4,786,250 | 3,220,750 | |

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the nine-month period ended December 31, 2005 and the year ended March 31, 2005 using the fair value method. Total stock-based compensation costs for the nine-month period ended December 31, 2005 amount to $454,819 (for the year ended March 31, 2005 – $899,925) (note 15), including $205,011 (as at March 31, 2005 – $410,135) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $249,808 (for the year ended March 31, 2005 – $489,790) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| Average dividend per share | nil | nil |
| Estimated volatility | 102% | 105% |
| Risk-free interest rate | 3.5% | 3.8% |
| Expected life of options granted | 4 years | 4 years |
| Option price | $0.29 | $0.75 |
| Weighted average of estimated fair value of each option granted | $0.21 | $0.53 |

## 15 Contributed surplus

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 1,380,600 | 480,675 |
| Stock-based compensation cost (note 14) | 454,819 | 899,925 |
| Warrants expired (note 13) | 2,966,821 | - |
| Balance – End of period | 4,802,240 | 1,380,600 |

## 16 Income taxes

a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| Income tax benefit using statutory income tax rates | (514,600) | (652,200) |
| Income tax rate differential in Mexico | 12,000 | (17,200) |
| Stock-based compensation costs | 77,800 | 152,400 |
| Increase (decrease) in the valuation allowance | 234,100 | (126,000) |
| Foreign exchange gains taxable in Mexico | 295,000 | 530,000 |
| Inflation taxable on net financial liabilities in Mexico | 92,000 | 66,000 |
| Non-deductible items in Mexico | 227,000 | 47,000 |
| Other | 19,300 | - |
| | 442,600 | - |

b) The future income tax balances are summarized as follows:

| | As at December 31, 2005 $ | As at March 31, 2005 $ |
|---|---|---|
| Current future income tax assets | | |
| Non-capital losses | 26,000 | 26,000 |
| Share issue costs | 110,000 | 105,000 |
| | 136,000 | 131,000 |
| Long-term future income tax assets | | |
| Property, plant and equipment | 32,000 | 25,000 |
| Mining assets | 118,000 | 421,000 |
| Non-capital losses | 3,991,600 | 3,398,000 |
| Capital losses | 90,300 | - |
| Share and warrants issue expense | 156,800 | 245,000 |
| Other | 210,000 | 226,000 |
| | 4,598,700 | 4,315,000 |
| Total future income tax assets | 4,734,700 | 4,446,000 |
| Less: Valuation allowance | 1,957,100 | 1,723,000 |
| | 2,777,600 | 2,723,000 |
| Long-term future income tax liabilities | | |
| Mining assets | (3,175,200) | (2,723,000) |
| Total net future income tax liability | (397,600) | - |

c) As at December 31, 2005, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $6,402,600. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine, and this cost may be applied to reduce future taxable income over an unlimited period of time.

d) The Company has accumulated non-capital losses of approximately $13,565,000. These losses will expire from 2006 to 2015 as follows:

| | $ |
|---|---|
| Years ending December 31, 2006 | 82,000 |
| 2007 | 184,000 |
| 2008 | 203,000 |
| 2009 | 154,000 |
| 2010 | 151,000 |
| 2011 | 622,000 |
| 2014 | 5,120,000 |
| 2015 | 7,049,000 |

e) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $825,000 will be deductible over the next four years.

f) The Company's balance of capital losses amounts to $265,327 and can be carried forward indefinitely against capital gains.

g) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

## 17 Asset retirement obligations

As of December 31, 2005, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 18 Statements of cash flows

The changes in non-cash working capital items are as follows:

| | For the nine-month period ended December 31, 2005 $ | For the year ended March 31, 2005 $ |
|---|---|---|
| Sales tax and other receivables | (25,250) | (906,014) |
| Inventories from pilot mining program | 78,361 | (220,600) |
| Prepaid expenses | (85,229) | 18,068 |
| Accounts payable and accrued liabilities | (718,781) | (103,199) |
| Income taxes payable | 45,000 | - |
| | (705,899) | (1,211,745) |

a) Changes in non-cash items from accounts payable and accrued liabilities totalling $671,150 related to acquisition of mining assets are included in investing activities.

b) Changes in non-cash receivable items totalling $327,000 related to the sale of concentrate are included in investing activities.

## 19 Related party transactions

a) During the nine-month period ended December 31, 2005, companies controlled by officers of the Company charged consulting fees amounting to $517,688 (for the year ended March 31, 2005 – $627,371), including $388,937 capitalized to deferred exploration costs (for the year ended March 31, 2005 – $463,168). As at December 31, 2005, the balance due to these officers amounted to $11,840 (for the year ended March 31, 2005 – $12,000).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 12(i)) for a total consideration of $886,500 (for the year ended March 2005 – $773,200 for private placements of units).

c) For the year ended March 31, 2005, a company controlled by a director charged sampling and analysis costs amounting to $14,724 which were capitalized to mining assets.

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

## 20 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

## 21 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## 22 Subsequent events

On February 2, 2006, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 5,900,000 to 8,100,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding. The increase was approved by regulatory authorities on February 13, 2006.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

## 23 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

## CORPORATE INFORMATION

### BOARD OF DIRECTORS

Dr. Thomas L. Robyn
Executive Chairman
*Dia Bras Exploration Inc.*
Denver, United States
Director since August 2005

Dr. James A. Culver
Chairman and Chief Executive Officer
*TPG Commercial Finance*
Ridgewood, United States
Director since February 2005

Réjean Gosselin
President and Chief Executive Officer
*Dia Bras Exploration Inc.*
Saint-Hilaire, Québec
Director since September 2003

Robert D. Hirsh
Managing Director and Unit Head -
Mining of Capital Markets
*Scotia Inverlat – Mexico*
Mexico, Mexico
Director since February 2005

Philip Renaud
ManagingDirector
*Church Advisors*
London, England
Director since October 2003

### OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, MBA, Eng.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, C.A. and Lawyer
Secretary

## SHAREHOLDERS INFORMATION

### CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6
Canada

Telephone: (514) 393-8875
Fax: (514) 866-9857

### CHIHUAHUA OFFICE

Blas Cano de los Rios #606
Col. San Felipe
Chihuahua, Chihuahua C.P. 31240
Mexico

Telephone: (52) 614-426-0212
Fax: (52) 614-414-3884

### INVESTOR RELATIONS

Sun International Communications
**Nicole Blanchard**
Managing Partner
1555, boul. de l'Avenir
Bureau 306
Laval, Québec H7S 2N5

Telephone: (450) 627-6600

Email: nicole.blanchard@isuncomm.com

Dia Bras Exploration Inc.
**Nathalie Dion**
Investor Relations
630, René-Lévesque Blvd. West
Suite 2930
Montréal, Québec
H3B 1S6

Telephone: (514) 393-8875

Email: ndion@diabras.com

### TICKER SYMBOL

TSX Venture Exchange
Symbol : DIB

### ANNUAL MEETING

The Annual Meeting of Shareholders of Dia Bras Exploration Inc. will be held on May 31, 2006 at 10:00 a.m. at Fairmont The Queen Elizabeth 900 Rene-Levesque Blvd. West, Room Peribonka, Level C, Montreal, Quebec.

Website: www.diabras.com

### AUDITORS

PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Québec
H3B 2G4

### SOLICITORS

Colby, Monet, Demers, Delage & Crevier
1501 McGill Avenue
Suite 2900
Montréal, Québec
H3A 3M8

### REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8

Tel.: 1-800-340-4883 (U.S./Canada) or
1-514-982-7950 (international)

Website: www.computershare.com

**File No. 82-34990**

DIA BRAS
exploration

September 13, 2006

Autorités des marchés financiers
800, Victoria Square, 22nd Floor
Montréal, Québec H4Z 1G3

Re: Amendment of 2005 Annual Report and Management Discussion and Analysis

The amended 2005 annual report and MD&A are being filed to reflect the following changes:

Additional information was given on the pilot-mining program to inform readers that the Bolivar Mine is not at the commercial production stage;

Certains terms used to describe the Company's activities were modified to comply with National Instrument 43-101 standards, specifically in the use of the term "mineral" which was changed to "material" or "mineralized zone"; and

The nominee who handled the acquisition of the Malpaso mill was identified.

**DIA BRAS EXPLORATION INC.**

Léonard Teoli
Chief Financial Officer

630, boul. René-Lévesque Ouest • bureau 2930 • Montréal (Québec) • Canada • H3B 1S6
Tel : (514) 393-8875 • Télécopieur : (514) 866-9857
Internet : www.diabras.com

File No. 82-34990

DIA BRAS exploration

**For Immediate Release**

**TSX Venture Exchange - DIB**
**No. 15- 2006**

## NEW APPOINTMENT TO THE BOARD OF DIRECTORS OF DIA BRAS

---

Montréal, Québec - August 11, 2006- Dia Bras Exploration Inc. (DIB-V), pleased to announce the appointment of Mr. André St. Michel to the Board of directors of the Company. Mr. St-Michel is the Executive Vice-President of the Company since August 2003.

**Mr. André St-Michel, is a professional engineer.** Mr St. Michel obtained a degree in geological engineering from Laval University in 1981. He also holds a master degree in project management from Université du Québec (1990). He has been involved in mining exploration and management of public companies since 1981.

**ABOUT DIA BRAS**
Dia Bras is a Canadian exploration and mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to advancing to commercialization and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:


Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com


**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

## Form 52-109F1 – Certification of Interim Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the six-month period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: August 28, 2006.

**RÉJEAN GOSSELIN**
President and Chief Executive Officer

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

**Form 52-109F1 – Certification of Interim Filings**

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the six-month period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: August 28, 2006.

LEONARD TEOLI
Chief Financial Officer

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED
JUNE 30, 2006

**MANAGEMENT DISCUSSION AND ANALYSIS**

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the six-month period ended June 30, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

## 1.1 YEAR END AND DATE OF MD&A

In 2005, the Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the six-month period ended June 30, 2006 is as of August 28, 2006.

## 1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

## 1.3 HIGHLIGHTS OF THE SECOND QUARTER 2006

- Acquisition of an entire silver district "The Cusi project" in Chihuahua Mexico
- Pilot Program at Bolivar mine meets forecasts and generates positive cash flow
- Total sales of concentrate for Q2 of $8.9 M
- Announcement of a $10.4 M bought deal financing agreement which closed on August 17, 2006

## 1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on approximately 80 properties covering in excess of 15,000 hectares in the State of Chihuahua in Mexico.

During the quarter ended June 30, 2006, the Company continued its pilot mining program at the Bolivar mine property. The program provides essential data on mining, transport and milling costs, logistics, mineralization rock grade, mill recovery performance and metallurgy, which will be useful for pre-feasibility and feasibility studies at the Bolivar mine property. The short term objective of the pilot mining program is to generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash-flow in December 2005 and continued throughout the first six months of 2006.

Well supported by high market prices for zinc and copper, the Company completed another very productive quarter at its Bolivar mine exploration project.

It is important to note that the Bolivar mine property is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 30 months before the Bolivar mine property reaches the commercial production stage but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the

pilot mining program is shown as a reduction of the costs and deferred expenses capitalized to the Bolivar mine project in conformity with Canadian generally accepted accounting principles.

During the quarter ended June 30, 2006, the Company processed 22,584 dry metric tons (DMT) of mineralized material averaging grades of 11.17% Zn and 2.19% Cu. These results are consistent with the Company's forecast of 22,500 DMT grading 11.00% Zn and 2.5% Cu.

During the quarter the Company announced the acquisition of an entire exploration district "The Cusi project" through private agreements and staking of land. The land acquired is situated in an important mining district of Mexico and includes 12 former mines that historically produced high grade silver but were never explored nor mined with modern techniques. The Company also signed an agreement to outsource its drilling activities with Canmex Diamond Drill S.A. de C.V. which would however use the Company's own drilling equipment. The agreement is for 25,000 meters at a cost of US$92.50 per meter.

## Bolivar mine property

The Bolivar property remains the main exploration target in the Cieneguita region. During the quarter ended June 30, 2006, property costs and exploration and development expenses on the Bolivar property amounted to approximately $4.0 million.

Pilot Mining activities and development during this quarter occurred mainly on Level 1 of the Bolivar mine in the Brecha Linda zone, a zone of high-grade zinc and copper mineralization first accessed in late 2005. Some lower grade development rock was included in the mill feed as the Company took advantage of high metal prices to develop more working faces in the Brecha Linda and a ramp to Level 2 to access the down-dip extension of the Brecha Linda.

A total of 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate was produced from the 22,584 DMT processed. The value of total concentrate production based on average monthly zinc and copper prices is estimated at **US $7.0 million,** which exceeds the early 2006 forecast of US $4.0 million. In June 2006, copper recovery increased to 85.48% from 73.97% in April and 81.81% in May. The Malpaso mill averaged recoveries of 91.87% for zinc and 80.60% for copper.

**Bolivar Mine Pilot Program**
Summary - Q2 -2006

| Ore Processed | Tonnes | Total Estimated Production US $ (Millions) | Estimated Operating Cost US $ (Millions) |
|---|---|---|---|
| Actual | 22,584 | 7.0 | 2.4 |
| Forecast | 22,500 | 4.0 | 2.5 |
| Over (under) | 84 | 3.0 | (0.1) |

| Zinc | Average Grade | Recovery | Zn Concentrate Production (DMT) | Production Value in US $ (Millions) |
|---|---|---|---|---|
| Actual | 11.17% | 91.87% | 4,016 | 4.5 |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 |
| Over (under) | 0.17% | 6.87% | 316 | 1.9 |

| Copper | Average Grade | Recovery | Cu Concentrate Production (DMT) | Production Value in US $ (Millions) |
|---|---|---|---|---|
| Actual | 2.19% | 80.60% | 1,413 | 2.5 |
| Forecast | 2.50% | 75.00% | 1,600 | 1.4 |
| Over (under) | (0.31%) | 5.60% | (187) | 1.1 |

| Price / lb | Zinc | Copper |
|---|---|---|
| | | |
| Actual average – second quarter | US$1.39 | US$3.25 |
| Forecast | US$0.80 | US$2.00 |

**Bolivar Pilot Mining Program**
**Financial Results ( in US $)**
**Q2 and year to date**

| | Actual | | | Total revised forecast |
|---|---|---|---|---|
| | Q2-2006 | Q1-2006 | Total six month 2006 | 2006 (2) |
| Concentrate production value | 7.0 M | 5.3 M | 12.3 M | 22.0 M |
| Direct operating cash costs | 2.4 M | 2.4 M | 4.8 M | 10.0 M |
| Direct operating cash margin | 4.6 M | 2.9 M | 7.5 M | 12.0 M |

**Revenues and Cash Operating Costs / Tonne Processed ( in US $)**

| | Actual | | Total revised forecast |
|---|---|---|---|
| | Q2-2006 | Q1-2006 | 2006 (2) |
| Net smelter revenues (1) | 302.25 | 234.70 | 244.44 |
| Direct operating cash costs (1) | 102.43 | 104.60 | 105.00 |
| Gross margin before amortization (1) | 199.82 | 130.10 | 139.44 |

(1) Non-GAAP measures: The Company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.
(2) Includes assumptions of US$2.00/lb for Copper and US$0.85/lb for zinc

Another ramp has been driven from Level 6 towards Level 7 with the objective of reaching the chimney-like high-grade Rosario 1, 2 and 3 and Rodolfo Zn-Cu zones approximately 20 meters below Level 6. Dia Bras has already mined these zones above Level 6. Another 50 meters of ramp is required to reach Level 7 and the first Rosario zone, and should be completed in the third quarter. These zones continue deeper, as seen in holes 159 and 168, which intersected the down-dip extensions of Rosario 2 and 3. Samples from holes 159 and 168 were assayed by Chemex and results were disclosed in a press release dated July 5th 2006.

| Hole | From | To | Length | % Cu | % Zn | g/t Au | g/t Ag | Zone |
|---|---|---|---|---|---|---|---|---|
| DB06B159* | 86.0 | 94.0 | 8.0 | 0.29 | 12.41 | 0.10 | 6.75 | Rosario 2 |
| DB06B159* | 108.3 | 111.3 | 3.0 | 1.17 | 25.20 | 0.43 | 46.67 | Rosario 3 |
| DB06B168* | 83.0 | 87.5 | 4.5 | 2.57 | 4.76 | 0.20 | 112.50 | Rosario 2 |
| DB06B168* | 91.0 | 93.0 | 2.0 | 0.66 | 14.90 | 0.05 | 13.10 | Rosario 2 |
| DB06B168* | 95.0 | 97.0 | 2.0 | 0.37 | 6.77 | 0.04 | 9.80 | Rosario 3 |
| DB06B168* | 126.5 | 131.0 | 4.5 | 1.24 | 2.13 | 0.06 | 24.40 | Rosario 3 |
| DB06B168* | 134.0 | 144.5 | 10.5 | 0.20 | 7.84 | 0.03 | 5.23 | Rosario 3 |
| DB06B168* | 153.5 | 161.0 | 7.5 | 0.83 | 2.56 | 0.02 | 16.64 | Cu-Fe manto |

While driving the ramp past Level 6.5 (1,960-meter elevation), a new zone of massive sulfide mineralized rock was encountered, which is 25 meters in length and varies in width from 3 to 5 meters. A raise being developed in this new zone has passed through 8 meters vertically and is still in the mineralized rock. Assay results for three channel samples taken over 2-meter widths are also disclosed in the July 5th pres release. These samples were assayed using the AA method at the Company's laboratory at the Malpaso mill.

### Malpaso Mill

The Malpaso mill is running smoothly and additions to the plant are in process to increase its processing capacity to 600 tpd by the end of 2006. This increase in capacity will allow a bulk sampling program from the Cusi project.

### Cusi Project

The Cusi project is the subject of an on-going exploration program initiated during the quarter, consisting of regional and detailed surface geologic, structural and alteration mapping, diamond core drilling from the surface, detailed mapping, sampling and dewatering of underground workings, and airborne photography directed at producing orthophoto maps and detailed topographic maps. Dia Bras has mandated Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) ("RPA") to complete by the end of 2006 an independent 43-101 technical report that may justify a bulk sampling program or pilot-mining on the Cusi project.

### Promontorio Property

During the quarter the Company completed a six-hole drilling campaign, as part of the exploration program recommended by Roscoe Postle Associates in their 43-101 Report dated February 2005 for which results are still pending. During the quarter the Company has made the US$100,000 payment pursuant to the property option agreement. With the recent acquisition of the Cusi district, no additional work on site on Promontorio is planned for 2006.

## 1.5 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31 | |
|---|---|---|---|
| | 2005 | 2005 | 2004 |
| | $ | $ | $ |
| Sales of concentrate i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,271,832 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

## 1.6 RESULTS OF OPERATIONS

### Corporate

During the three-month period ended June 30, 2006, the Company incurred a loss of $709,539 (<$0.01 per share) (cumulative loss of $1,089,406 for the six-month period ended June 30th, 2006 ($0.02 per share)) compared to a loss of $337,432 ($0.01 per share) for the three-month period ended June 30, 2005 (cumulative loss of $833,888 for the six-month period ended June 30th, 2005 ($0.02 per share)).

The loss includes a loss on currency exchange of $273,216 on monetary assets, due to decrease value of the Mexican pesos versus the Canadian dollar. The loss also includes stock-based compensation non cash cost of $82,047 for the quarter. This cost relates to the accounting of options vested during the period ($54,474 for the same period in 2005).

Since the beginning of 2006, the Company has been very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montréal and plans to pursue the promotion activities throughout the year. Total business development expenses amounted to $85,904 during the quarter compared to $23,042 in 2005.

Administrative expenses also increased compared to the same period in 2005 as the Company increased the number of its full time employees in Q3-2005. A capital tax expenditure of $33,918 was also recorded in the quarter (nil in 2005).

### Results of the pilot-mining program at Bolivar

During the quarter ended June 30, 2006, the pilot program completed its second consecutive quarter of positive operating cash flow. Total sales of concentrate (including provision for final billings) amounted to $8,909,693 (cumulative $15,038,974 for the six-month period ended June 30,2005) ($1,199,523 for the quarter and six month period ended June 30,2005). This amount exceeded forecast as zinc and copper prices continued to rise during the period. Total direct operating cash costs for the quarter amounted to $2.4 M (see note (1) of Section 1.4). Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. 90% of the shipment value is billed at the date of the shipment and the remaining 10% is billed later at the confirmed quotation date. Payments are normally received within 48 hours after billing.

## 1.7 SUMMARY OF QUARTERLY RESULTS :

| Quarter ended | Loss<br>$ | Loss per share<br>$ |
|---|---|---|
| June 30, 2006 | 709,539 | 0.01 |
| March 31, 2006 | 379,867 | 0.01 |
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |
| September 30, 2004 | 254,940 | 0.01 |

## 1.8 LIQUIDITY:

As at June 30, 2006, the Company has a working capital of $6,782,847 including $4,471,714 in cash and cash equivalent compared to $4,271,832 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement during the quarter is due to the Bolivar pilot mining program results.

As at June 30, 2006, sales tax and other receivables amount to $2,187,875 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings increase in value. The Company is regularly monitoring with local Mexican IRL authorities with whom we have met on several occasions during the quarter to follow-up on new specific audit requests.

Receivable of $1,280,000 ($327,000 as at December 31, 2005) represents a provision for future final billings of shipped concentrate.

Accounts payable and accrued liabilities amount to $1,214,906 ($749,676 as at December 31, 2005) and are comprised of current usual business transactions balances

Obligation related to assets under capital lease amounting to $318,066 (including a current portion of $137,075) ($228,851 including a current portion of $90,904 as at December 31, 2005) relates to rolling stock acquired and financed over periods of up to 36 months.

## 1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates. During the quarter, the Company did not complete any private placement.

No options nor warrants were exercised during the quarter. Subsequent to the end of the quarter, the Company completed a $10.4 million bought deal financing which will serve to finance the acquisition of the Cusi project, the continuing exploration program on Bolivar and for working capital purpose.

## 1.10 FINANCIAL COMMITMENTS:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the mining properties, the Company will have to make the following payments:

| YEAR | AMOUNT |
|---|---|
| 2006 | US$707,500 |
| 2007 | US$2,325,000 |
| 2008 | US$2,450,000 |
| 2009 | US$3,062,500 |

## 1.11 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

## 1.12 Related party transactions:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

## 1.13 Changes in accounting policies including initial adoption:

There were no changes in accounting policies

## 1.14 Critical accounting policies:

### Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

The Company expects commercial production on the Bolivar project to commence no later than 2009 year end. Commercial production has been defined as being the stage were the Company had reached a production level of 65% for a consecutive period of 90 days with a maximum time period of six months. The production level will be calculated on the rated capacity of a mill on mine site which can process approximately 2,000 tonnes per day. The development of the mine and the construction of the mill on mine site are planned to start in mid - 2008 after reception of a bankable feasibility study to be commissioned in early 2007.

**This represents a critical accounting policy as it will impact on the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the deferred exploration expenses instead of being included in the determination of net income.**

**The inventory from pilot mining is recorded at the lower of cost and net realizable value.**

### Asset retirement obligations

**Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.**

**This represents a critical accounting policy as the Company has not recognised any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.**

## 1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.16 RISK AND UNCERTAINTIES:

**Business risk:**

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

**Land title:**

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

**Capital needs:**

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowings of funds and the sale of concentrate. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

**Regulation and Environmental Requirements:**

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

**Commodity prices:**

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

**Uninsured Risks:**

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

**Foreign exchange rate risk:**

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

**Credit risk:**

**The Company is exposed to credit risk to the extent that its debtors may be unable to repay amounts owing to the Company. The totality of the Company receivable is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico and as such management believe it does not represent a significant credit risk.**

**Interest rate risk:**

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.17 OUTLOOK :

With the completion of the $10.4 million bought deal financing in August 2006, the Company is well funded to continue developing its strategic assets and take advantage of the strong base metal market.

The Company is working to increase the mill capacity at Malpaso to 600 tpd before the end of 2006 which could then allow for a bulk sampling program to be undertaken at Cusi, if warranted. The Company will continue its systematic exploration program at Cusi which includes compilation, surface and underground geological mapping, geochemical sampling and drilling. Drilling activities will also continue on the Bolivar project.

As at August 28, 2006, the Company has a working capital of approximately $13.5 million which is sufficient, in the present conditions, to carry its exploration activities and fulfill its property obligations and working capital needs for the coming year.

The objectives for 2006 are as follows:

- Bolivar Pilot mining program - Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.
- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Evaluate, define, plan and start-up exploration program at the newly acquired Cusi camp
- Analyse results from the Promontorio drilling campaign and evaluate the next step in developing the property potential with internal financial and technical resources, or through joint ventures or partnership.

## 1.18 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

| | Six-month period Ended June 30, 2006 $ | Nine-month period ended December 31, 2005 $ |
|---|---|---|
| **Balance at beginning of period** | 13,537,347 | 10,197,775 |
| Property acquisition and related costs | 1,536,268 | 451,263 |
| Sampling | 141,809 | 179,671 |
| Geology consulting and management | 540,454 | 660,598 |
| Geophysical survey | 6,915 | 27,927 |
| Drilling and mining development | 1,883,526 | 1,352,627 |
| Pilot milling | 1,292,010 | 1,570,210 |
| Supervision and local administrative costs | 493,554 | 1,056,287 |
| Transportation | 3,007,111 | 2,530,748 |
| Roads | 1,274 | 41,725 |
| Camp costs and food | 618,701 | 550,053 |
| Capitalized amortization of exploration building and equipment | 564,129 | 833,442 |
| Stock compensation costs | 307,940 | 205,011 |
| | 10,393,691 | 9,459,562 |
| Write-off of mining assets | - | (557,588) |
| Sale of concentrate | (15,038,974) | (5,562,402) |
| | (4,645,283) | 3,339,572 |
| **Balance at end of the period** | 8,892,064 | 13,537,347 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at August 28, 2006

Common shares: 97,997,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

| Number of warrants | Exercise price | Expiry date |
|---|---|---|
| 12,002,068 | $0.90 | November 2006 |

Compensation options: (Each compensation option entitling its holder to purchase one common share of the Company at the price of $1.00 until August 17, 2007): 1,046,500

Options outstanding: 7,132,333

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,695,333 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,700,000 | $0.40 | February 2011 |

# Corporate Information

### CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-9857

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol : DIB

AUDITORS

PRICEWATERHOUSECOOPERS LLP
1250, René-Lévesque Blvd. West
Suite 2800
Montréal (Québec)
H3B 2G4

REGISTRAR AND TRANSFERT AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS
Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600

Email : nicole.blanchard@suncomm.com

CHIEF FINANCIAL OFFICER
Léonard Teoli
Téléphone : (514) 393-8875 # 226

WEBSITE
www.diabras.com

### BOARD OF DIRECTORS

Thomas L. Robyn,
Executve Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, C.A.
Secretary

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## Interim Consolidated Financial Statements

**Second Quarter ended June 30, 2006**

**(UNAUDITED)**

DIA BRAS
exploration

NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS:

The unaudited interim financial statements of Dia Bras Exploration Inc. for the six-month period ended June 30, 2006 have not been reviewed by the Company's external auditors.

RÉJEAN GOSSELIN, CHIEF EXECUTIVE OFFICER

LEONARD TEOLI, CHIEF OF FINANCIAL OPERATIONS

MONTRÉAL, QUÉBEC
AUGUST 28 , 2006

# Dia Bras Exploration Inc.

Consolidated Balance Sheets (unaudited)

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 4,471,714 | 3,541,961 |
| Short-term deposits, maturing between August 29, 2006 and March 2, 2007, bearing interest at a rate between 1.5% and 2.7% per annum (as at June 30, 2005 – maturing August 31, 2005 and bearing interest at 1.5%) | 25,000 | 15,000 |
| Receivable | 1,280,000 | 327,000 |
| Sales tax and other receivables | 2,187,875 | 1,037,122 |
| Inventories from pilot mining program (note 4 ) | 89,923 | 142,239 |
| Temporary investment (note 5) | - | 42 |
| Prepaid expenses | 80,316 | 94,048 |
| | 8,134,828 | 5,157,412 |
| **Mining assets** (note 6) | 17,671,436 | 19,912,804 |
| **Deferred costs – Advance on royalty payment** (note 7) | 350,000 | 350,000 |
| | 26,156,264 | 25,420,216 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 1,214,906 | 749,676 |
| Current portion of obligation related to assets under capital lease (note 8) | 137,075 | 90,904 |
| Income taxes payable | - | 45,000 |
| | 1,351,981 | 885,580 |
| **Obligation related to assets under capital lease** (note 8) | 180,991 | 137,947 |
| **Future income tax liabilities** | 287,000 | 397,600 |
| | 1,819,972 | 1,421,127 |
| **Shareholders' Equity** | | |
| **Share capital** (note 9) | 27,742,891 | 26,921,601 |
| **Warrants** (note 10) | 2,880,496 | 2,880,496 |
| **Contributed surplus** (note 12) | 5,407,559 | 4,802,240 |
| **Deficit** | (11,694,654) | (10,605,248) |
| | 24,336,292 | 23,999,089 |
| | 26,156,264 | 25,420,216 |

**Approved by the Board of Directors**

(s) Thomas L. Robyn Director (s) Philip Renaud

# Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

| | Three-month period ended June 30, 2006 | Three-month period ended June 30, 2005 | Six-month period ended June 30, 2006 | Six-month period ended June 30, 2005 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **Income** | | | | |
| Interest income | 55,880 | 14,812 | 69,755 | 14,812 |
| Gain on disposal of temporary investment (note 5) | - | - | 152,800 | 38,285 |
| Unrealized gain on exchange | - | - | - | 51,902 |
| Miscellaneous Revenues | 22,697 | - | 27,697 | - |
| | 78,577 | 14,812 | 250,252 | 104,999 |
| **Expenses** | | | | |
| Administrative expenses | 188,941 | 109,686 | 328,127 | 176,199 |
| Professional and consulting fees | 56,775 | 2,886 | 140,382 | 65,434 |
| Information to shareholders and trustee fees | 72,164 | 38,355 | 145,498 | 71,419 |
| Business development | 85,904 | 23,042 | 147,514 | 77,155 |
| Stock based compensation costs (note 11) | 82,047 | 54,474 | 316,732 | 169,940 |
| Amortization and write-off of property, plant and equipment | - | 1,730 | - | 3,459 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 | - | 12,498 |
| Other project cost | 29,069 | - | 29,069 | - |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6(a)(iii) and (vii)) | - | - | - | 201,128 |
| Write-down of temporary investment | - | 18,334 | - | 64,167 |
| Loss on currency exchange | 273,216 | 97,488 | 342,936 | 97,488 |
| | 788,116 | 352,244 | 1,450,258 | 938,887 |
| **Loss before income taxes for the period** | (709,539) | (337,432) | (1,200,006) | (833,888) |
| **Future income taxes recovery (note 13)** | - | - | (110,600) | - |
| **Loss for the period** | (709,539) | (337,432) | (1,089,406) | (833,888) |
| **Deficit – Beginning of period** | (10,985,115) | (8,468,556) | (10,605,248) | (7,972,100) |
| **Deficit – End of period** | (11,694,654) | (8,805,988) | (11,694,654) | (8,805,988) |
| **Basic and diluted cumulative loss per share** | (0.01) | (0.01) | (0.02) | (0.02) |
| **Basic and diluted weighted average number of outstanding shares** | 82,335,598 | 51,571,790 | 82,039,265 | 51,291,300 |

| | Three-month period ended June 30 2006 $ | Three-month period ended June 30 2005 $ | Six-month period ended June 30 2006 $ | Six-month period ended June 30 2005 $ |
|---|---|---|---|---|
| **Cash flows from** | | | | |
| **Operating activities** | | | | |
| Loss for the period | (709,539) | (337,432) | (1,089,406) | (833,888) |
| Adjustments for | | | | |
| Future income taxes (note13) | - | - | (110,600) | - |
| Stock-based compensation costs (note 11) | 82,047 | 54,474 | 316,732 | 169,940 |
| Gain on disposal of temporary investment (note 5) | - | - | (152,800) | - |
| Amortization and write-off of property, plant and equipment | - | 1,730 | - | 3,459 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 | - | 12,498 |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6 (a)(vii)) | - | - | - | 201,128 |
| Write-down of temporary investment | - | 18,334 | - | 64,167 |
| Unrealized (gain) loss on currency exchange | (13,612) | - | (17,336) | (51,902) |
| | (641,104) | (256,645) | (1,053,410) | (434,598) |
| Changes in non-cash working capital items (note 15) | (127,717) | (172,718) | (454,629) | (790,801) |
| | (768,821) | (429,363) | (1,508,039) | (1,225,399) |
| **Financing activities** | | | | |
| Obligation related to asset under capital lease | 126,724 | - | 106,551 | - |
| Share capital issued (note 9) | - | 58,249 | 33,937 | 172,999 |
| | 126,724 | 58,249 | 140,488 | 172,999 |
| **Investing activities** | | | | |
| Increase in mining assets | (7,094,735) | (2,809,734) | (11,931,512) | (5,558,190) |
| Proceeds from sales of concentrate | 8,287,693 | 1,199,523 | 14,085,974 | 1,199,523 |
| Purchase of short-term deposits | - | - | (10 000) | - |
| Acquisition of temporary investment (note5) | - | - | (260 000) | - |
| Disposal of temporary investment (note 5) | - | - | 412 842 | - |
| Purchase of property, plant and equipment | - | - | - | (20,757) |
| | 1,192,958 | (1,610,211) | 2,297,304 | (4,379,424) |
| **Translation adjustments on cash and cash equivalents** | - | (2,294) | - | (29,315) |
| **Increase (decrease) in cash and cash equivalents during the period** | 550,861 | (1,983,619) | 929,753 | (5,461,139) |
| **Cash and cash equivalents – Beginning of period** | 3,920,853 | 2,954,870 | 3,541,961 | 6,432,390 |
| **Cash and cash equivalents –End of period** | 4,471,714 | 971,251 | 4,471,714 | 971,251 |
| **Supplemental disclosure of cash flow information** | | | | |
| Interest paid | 11,504 | - | 28,718 | - |
| Income tax paid | - | - | 45,000 | - |

## 1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the State of Chihuahua , Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program which serves to gather information and data in view of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, in order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from June 30 to December 31st.

## 2 Significant accounting policies

### Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2005 audited financial statements.

**Basis of consolidation**

These interim consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V., which provides provides administrative resources to DIB Mexicana in Chihuahua, and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I., which is the owner of the Malpaso mill, are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

**Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments repurchasable at all times without penalties.

**Temporary investment**

The temporary investment is recorded at the lower of cost and quoted market value.

**Inventories from pilot mining**

Inventories from pilot mining consist of ore and concentrate located at the plant are recorded at the lower of cost and net realizable value.

**Property, plant and equipment**

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

**Mining assets**

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

*Costs and deferred exploration expenses*

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The company expects commercial production on the Bolivar project to commence not later than 2009 year end. Commercial production has been defined as being the stage were the Company reach a production level of 65% for a consecutive period of 90 days a maximum time period of six months. The production level will be calculated on the rated capacity of a mill on mine site which can process approximately 2,000 tonnes per day. The development of the mine and the construction of the mill on mine site are planned to start in mid – 2008 after reception of a bankable feasibility study to be commissioned in early 2007.

*Exploration building and equipment*

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

| | **Method** | **Rate/Period** |
|---|---|---|
| Building | Declining balance | 10% |
| Equipment and rolling stock | Declining balance | 30% |
| Computers and office furniture | Straight-line | 3 years |

*Supplies inventory*

Supplies inventory is recorded at the lower of cost and replacement value.

**Deferred costs – Advance on royalty payment**

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

**Intangible asset – Licence**

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

**Stock option plan and stock-based compensation costs**

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

**Foreign currency translation**

*Foreign currency*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations and deficit are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

*Foreign operations*

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

**Income taxes**

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

**Share and warrant issue expenses**

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

**Loss per share**

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

**Asset retirement obligations**

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

## 3 Financial instruments

**Fair value**

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposits, the receivable, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

**Interest rate risk**

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The short term deposits and the obligation related to the asset under capital lease bear interest at a fixed rate.

**Foreign exchange risk**

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

**Credit Risk**

The Company is exposed to credit risk to the extent that its debtors may be unable to repay amounts owing to the Company. The totality of the Company receivable is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico and as such management believe it does not represent a significant credit risk.

## 4 Inventories from pilot mining program

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Mineralization rock | 89,923 | 83,921 |
| Concentrate | - | 58,318 |
| | 89,923 | 142,239 |

## 5 Temporary investment

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Ecu Silver Mining Inc. (as at December 31, 2005 – 166 common shares and 666,666 warrants and quoted market value $73) | - | 42 |

As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver exercisable at a price of $0.39 per warrant. During the six-month period ended June 30, 2006, the company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

## 6 Mining assets

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Costs and deferred exploration expenses (a) | 8,892,064 | 13,537,347 |
| Exploration building and equipment (b) | 6,557,055 | 4,979,639 |
| Supplies inventory | 1,432,136 | 1,119,116 |
| Deposits on future mining assets | 790,181 | 276,702 |
| | 17,671,436 | 19,912,804 |

a) Cost and deferred exploration expenses

| | Cost | | Deferred exploration expenses | | Total | |
|---|---|---|---|---|---|---|
| | As at June 30, 2006 $ | As at December 31, 2005 $ | As at June 30, 2006 $ | As at December 31, 2005 $ | As at June 30, 2006 $ | As at December 31, 2005 $ |
| **Mexico (State of Chihuahua)** | | | | | | |
| Bolivar projects (options) | | | | | | |
| Bolivar mine (i) | 1,622,465 | 1,433,381 | 1,320,207 | 7,858,922 | 2,942,672 | 9,292,303 |
| Piedras Verdes (ii) | 313,039 | 301,828 | 2,073,771 | 2,072,362 | 2,386,810 | 2,374,190 |
| San José (iii) | 98,491 | 74,864 | 271,504 | 271,504 | 369,995 | 346,368 |
| Mezquital | 26,173 | 24,495 | 99,105 | 99,105 | 125,278 | 123,600 |
| La Cascada | 9,226 | 8,282 | 133,577 | 133,577 | 142,803 | 141,859 |
| Val | 2,624 | 2,560 | 100,928 | 100,928 | 103,552 | 103,488 |
| Other | 27,748 | 27,158 | 43,564 | 33,714 | 71,312 | 60,872 |
| Promontorio projects (options) | | | | | | |
| Promontorio and Hidalgo (iv) | 247,616 | 135,702 | 946,942 | 811,330 | 1,194,558 | 947,032 |
| El Magistral (v) | 147,635 | 147,635 | - | - | 147,635 | 147,635 |
| Cusi Projects | | | | | | |
| India and Marisa(viii a)) | 183,154 | - | - | - | 183,154 | - |
| Holguin(viii b)) | 1,009,733 | - | - | - | 1,009,733 | - |
| Cusi Claims | 4,269 | | 210,293 | - | 214 562 | - |
| | 3,692,173 | 2,155,905 | 5,199,891 | 11,381,442 | 8,892,064 | 13,537,347 |

| | For the six-month period ended June 30, 2006 $ | For the nine-month period ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 13,537,347 | 10,197,775 |
| Costs and deferred exploration expenses | | |
| Property acquisition and related costs | 1 536,268 | 451,263 |
| Sampling | 141,809 | 179,671 |
| Geology consulting and management | 540,454 | 660,598 |
| Geophysical survey | 6,915 | 27,927 |
| Drilling and mining development | 1 883,526 | 1,352,627 |
| Pilot milling | 1 292,010 | 1,570,210 |
| Supervision and local administrative costs | 493,554 | 1,056,287 |
| Transportation costs | 3,007,111 | 2,530,748 |
| Road | 1,274 | 41,725 |
| Camp costs | 618,701 | 550,053 |
| Capitalized amortization of exploration building and equipment | 564,129 | 833,442 |
| Stock based compensation costs (note 11) | 307,940 | 205,011 |
| | 10,393,691 | 9,459,562 |
| Write-off of mining assets – Costs and deferred exploration expenses ((iii) and (vi)) | - | (557,588) |
| Sales of concentrate | (15,038,974) | (5,562,402) |
| | (4,645,283) | 3,339,572 |
| Balance – End of period | 8,892,064 | 13,537,347 |

**Mexico**

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| September 2006 | 162,500 |

During the six-month period ended June 30, 2006, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $6,129,281($942,548 for the six-month period ended June 30, 2005). In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| December 2006 | 20,000 |

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in the Santa Maria and San Jose, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded during the nine-month period ended December 31, 2005, a write-off of mining asset of $403,152.

The remaining payments for the San Jose project as at June 30, 2006 are as follows:

| | San José US$ |
|---|---|
| July 2006 | 37,500 |
| January 2007 | 37,500 |
| July 2007 | 37,500 |
| January 2008 | 37,500 |

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

| | **US$** |
|---|---|
| June 2007 | 150,000 |
| June 2008 | 150,000 |
| June 2009 | 2,500,000 |

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

| | **US$** |
|---|---|
| November 2006 | 75,000 |
| November 2007 | 100,000 |
| November 2008 | 200,000 |
| November 2009 | 500,000 |

vi) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

vii) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the quarter ended March 31, 2005.

viii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Malpaso mill of the Company as follows:

a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 which $50,000 has been paid as at June 30, 2006 and the issue by the Company of 200,000 common shares of the Company which have been issued collectively. The property is subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Villalobos and Rodriguez) with a US$1,000,000 buy back option.

b) On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for a cash payment of US$740,000, of which US$340,000 as at June 30, 2006has been paid, and the issue by the Company of 1,000,000 common shares of the Company which has been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for US$1,000,000.

c) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty as follows: 2% NSR if the price of silver is equal to a maximum US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The royalty is in favor of Minera Cusi. The Company may withdraw from its purchase obligations under the proposed acquisition, over the three year period, by simple notice to Minera Cusi and the forfeiture of payments.

d) On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company acquired a 70% interest in a property (the "Pershimco Property") covering 36 hectares located in the Cusi District owned by Pershimco for a work commitment of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement, a cash payment of US$200,000, to be paid. In addition, pursuant to the provisions of the Pershimco Agreement, the Company agreed to acquire US$300,000 of units of Pershimco at C$0.40 per unit. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing. This placement was still not made as at June 30, 2006. The Pershimco Property is subject to a 2% NSR on the entire Pershimco Property in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for $US1,000,000. The Company may forfeit its rights under the Pershimco Agreement by failing to expend US$4,000,000 over the required 30 month period and lose the payments and expenditures paid in respect of the Pershimco Property.

b) Exploration building and equipment

| | As at June 30, 2006 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[(1)] | 1,234,476 | 153,776 | 1,080,700 |
| Camp | 397,346 | 74,729 | 322,617 |
| Machinery and equipment | 4,359,167 | 812,547 | 3,546,620 |
| Computers and office furniture | 319,983 | 135,316 | 184,667 |
| Rolling stock | 1,596,843 | 522,776 | 1,074,067 |
| Rolling stock under capital lease | 402,972 | 54,588 | 348,384 |
| | 8,310,787 | 1,753,732 | 6,557,055 |

| | As at December 31, 2005 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[(1)] | 1,236,886 | 92,729 | 1,144,157 |
| Camp | 397,346 | 59,725 | 337,621 |
| Machinery and equipment | 2,801,458 | 579,361 | 2,222,097 |
| Computers and office furniture | 268,828 | 90,919 | 177,909 |
| Rolling stock | 1,229,158 | 361,417 | 867,741 |
| Rolling stock under capital lease | 235,566 | 5,452 | 230,114 |
| | 6,169,242 | 1,189,603 | 4,979,639 |

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the State of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently the capital lease obligation was eliminated.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $587,421 and committed itself to an additional amount of $ 55,500 (US$50,000). This latter consideration is included in accounts payable and accrued liabilities as at June 30, 2006. (As at December 31, 2005, $233,180 (US$ 200,000)).

## 7 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

## 8 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Years ending December 31, 2006 (remainder) | 96,496 | 130,166 |
| 2007 | 158,925 | 96,599 |
| 2008 | 144,654 | 66,569 |
| | 400,075 | 293,334 |
| Less: Interest | 82,009 | 64,483 |
| Total liability (note 8 (b)) | 318,066 | 228,851 |
| Less: Current portion | 137,075 | 90,904 |
| | 180,991 | 137,947 |

b) Included in the amount of $318,066 ($228,851 as at December 31, 2005) is approximately $52,723 payable in U.S. dollars (US$47,499) ($68,259-US$59,355 as at December 31, 2005) and $265,343 MP$2,706,498 payable in Mexican pesos-($160,592-MP$ 1,461,369 as at December 31, 2005).

c) The weighed average interest rate for the obligations related to assets under capital lease is 24%. Interest expense for the six-month period ended June 30, 2006 amounted to $28,718 (nil for the six-month period ended June 30, 2005).

## 9 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

| | For the six-month period ended June 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of shares | Amount $ | Number of shares | Amount $ |
| Balance – Beginning of period | 81,724,769 | 26,921,601 | 51,457,477 | 20,782,703 |
| Issued and paid in cash (i) | - | - | 22,500,000 | 4,500,000 |
| Issued for the acquisition of mining assets (note 6 viii)) | 1,200,000 | 768,000 | - | - |
| Issued following exercise of warrants (ii) | - | - | 7,767,292 | 1,638,898 |
| Issued following exercise of stock options (note 11) | 122,917 | 53,290 | - | - |
| Balance – End of period | 83,047,686 | 27,742,891 | 81,724,769 | 26,921,601 |

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (note 10).

Refer to Note 20.

## 10 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

| | For the six-month period ended June 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of warrants | Amount $ | Number of warrants | Amount $ |
| Balance – Beginning of period | 12,002,068 | 2,880,496 | 29,125,399 | 6,165,776 |
| Exercised (note 9 (ii)) | - | - | (7,767,292) | (318,459) |
| Expired (note 12) | - | - | (9,356,039) | (2,966,821) |
| Balance – End of period | 12,002,068 | 2,880,496 | 12,002,068 | 2,880,496 |

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of March 31, 2006:

| Exercise price $ | Number of warrants | Expiry date |
|---|---|---|
| 0.90 | 12,002,068 | November 2006 |

## 11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of June 30, 2006, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 8,100,000 (5,900,000 as of December 31st, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

A summary of changes in the Company's stock options outstanding is presented below:

| | For the six-month period ended June 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of options | Average exercise price $ | Number of options | Average exercise price $ |
| Beginning of period | 4,786,258 | 0.59 | 3,046,250 | 0.79 |
| Granted | 2,700,000 | 0.40 | 1,940,000 | 0.29 |
| Exercised | (122,917) | 0.28 | - | - |
| Expired or cancelled | - | 0.80 | (200,000) | 0.85 |
| End of period | 7,132,333 | 0.52 | 4,786,250 | 0.59 |

A summary of options outstanding and exercisable as at June 30, 2006 is presented below:

| Exercise Price $ | Number of options Outstanding | Exercisable | Expiry date |
|---|---|---|---|
| 0.85 | 855,000 | 855,000 | October 2008 |
| 1.30 | 40,000 | 40,000 | January 2009 |
| 0.75 | 1,217,000 | 1,217,000 | August 2009 |
| 0.75 | 500,000 | 437,500 | February 2010 |
| 0.30 | 1,695,333 | 1,059,583 | September 2010 |
| 0.22 | 125,000 | 78,125 | September 2010 |
| 0.40 | 2,700,000 | 1,012,500 | February 2011 |
| | 7,132,333 | 4,699,708 | |

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the six-month period ended June 30, 2006 and the six-month period ended June 30, 2005 using the fair value method. Total stock based compensation costs for the six-month period ended June 30, 2006 amount to $624,672 (note 12) (for the six-month period ended June 30, 2005 – $266,091), including $307,940 (for the six-month period ended June 30, 2005-$96,151) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $316,732 (for the six-month period ended June 30, 2005 – $169,940) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

| | For the six-month period ended June 30, 2006 | For the six-month period ended June 30, 2005 |
|---|---|---|
| Average dividend per share | Nil | Nil |
| Estimated volatility | 98% | 108% |
| Risk-free interest rate | 4.06% | 4.5% |
| Expected life of options granted | 4 years | 4 years |
| Option price | $0.40 | $0.75 |
| Weighted average of estimated fair value of each option granted | $0.28 | $0.51 |

## 12 Contributed surplus

| | For the six-month period ended June 30, 2006 $ | For the nine-month period ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 4,802,240 | 1,380,600 |
| Stock-based compensation cost (note 11) | 624,672 | 454,819 |
| Exercise of options (note 11) | (19,353) | - |
| Warrants expired (note 10) | - | 2,966,821 |
| Balance – End of period | 5,407,559 | 4,802,240 |

## 13 Income taxes

a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

| | For the six-month period ended June 30, 2006 $ | For the six-month period ended June 30, 2005 $ |
|---|---|---|
| Income tax benefit using statutory income tax rates | (381,423) | (259,506) |
| Income tax rate differential in Mexico | 9,771 | 11,991 |
| Stock-based compensation costs | 101,418 | 50,982 |
| Non taxable portion of capital gain | (24,463) | - |
| Increase in the valuation allowance | 224,700 | 78,033 |
| Foreign exchange loss recoverable in Mexico | (264,760) | 68.333 |
| Inflation taxable on net financial liabilities in Mexico | 78,881 | 22,000 |
| Non-deductible items in Mexico | 128,926 | 23,500 |
| Other | 16,952 | 4,666 |
| | (110,000) | - |

## 14 Asset retirement obligations

As at June 30, 2006, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 15 Statements of cash flows

The changes in non-cash working capital items are as follows:

| | For the six-month period ended June 30, 2006 $ | For the six-month period ended June 30, 2005 $ |
|---|---|---|
| Sales tax and other receivables | (1,150,753) | (605,680) |
| Inventories from pilot mining program | 52,316 | (256,975) |
| Prepaid expenses | 13,732 | (6,453) |
| Accounts payable and accrued liabilities | 675,076 | 78,307 |
| Income taxes payable | (45,000) | - |
| | (454,629) | (790,801) |

a) Changes in non-cash receivable items totalling ($953,000) (nil for the six-month period ended June 30, 2005) related to the sale of concentrate are included in investing activities.

b) Changes in contributed surplus for an amount of $307,940 (for the six-month period ended June 30, 2005-$124,972) related to stock based compensation costs capitalized into mining assets are included in investing activities.

## 16 Related party transactions

a) During the six-month period ended June 30, 2006, companies controlled by officers of the Company charged consulting fees amounting to $293,796 (for the six month period ended June 30, 2005 – $237,237), including $162,598 capitalized to deferred exploration costs (for the six month period ended June 30, 2005 – $165,293). As at June 30, 2006, the balance due to these officers amounted to $18,370 (as at December 31, 2005 – $11,840).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 9 (i)) for a total consideration of $886,500 (None during the six-month period ended June 30, 2006).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

## 17 Commitment

On May 17, 2006, the Company signed a service agreement to outsource its drilling activities with Canmex Diamond Drill S.A. de C.V. which would however use the Company's own drilling equipment. The agreement is for 25,000 meters at a cost of US$ 92.50 per meter.

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

## 18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## 19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

## 20 Subsequent events

On August 17, 2006 the Company announced that, it had closed an offering on a bought deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options pursuant to which the underwriters purchased an additional 1,950,000 common shares of $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000. An underwriter fee of 7% of total gross proceeds was paid and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favour of the underwriters.

File No. 82-34990

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-6193

**VIA SEDAR**

August 29, 2006

**TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE**

**Re: Dia Bras Exploration Inc.**

Dear Sirs:

We confirm that the following material was sent by prepaid mail on August 29, 2006 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
SECOND QUARTER ENDED JUNE 30, 2006 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED AUGUST 28, 2006

Yours truly,

**DIA BRAS EXPLORATION INC.**

Leonard Teoli
Chief Financial Officer

File No. 82-34990

**DÉCLARATION DE CHANGEMENT IMPORTANT**
**MATERIAL CHANGE REPORT**

**Nom et adresse de la société**
**Name and Address of Company**

Exploration Dia Bras inc. / Dia Bras Exploration Inc.
2930 – 630 René-Lévesque Ouest
Montréal, Québec
H3B 1S6

**Date du changement important**
**Date of Material Change**

17 août 2006
August 17, 2006

**Communiqué de presse**
**Press release**

17 août 2006
August 17, 2006

**Résumé du changement important**
**Summary of Material Change**

Exploration Dia Bras inc. a émis au total 14 950 000 actions ordinaires au prix de 0,70 $ l'action ordinaire pour un produit total brut de 10 465 000 $ dans le cadre d'un financement par prise ferme.

Dia Bras Exploration inc. has closed an offering on a bought deal basis of 14,950,000 common shares at a price of $0.70 per common share, for gross proceeds of $10,465,000.

**Description circonstanciée du changement important**
**Full Description of Material Change**

Exploration Dia Bras inc. (la « société ») a émis 13 000 000 d'actions ordinaires à 0,70 $ l'action ordinaire conformément à une convention de prise ferme intervenue le 21 juillet 2006 entre la société et Corporation de valeurs mobilières Dundee, Paradigm Capital Inc. et Valeurs mobilières Desjardins inc. (dans l'ensemble, les « preneurs fermes »). La société a émis 1 950 000 actions ordinaires additionnelles à 0,70 $ l'action ordinaires à la levée de l'option pour attributions excédentaires par les preneurs fermes. Le produit brut total du placement s'élève à 10 465 000 $. La société a versé aux preneurs fermes une commission composée : i) d'un versement au comptant de 732 500 $, soit 7 % du produit brut du placement; et ii) d'une option de rémunération permettant aux preneurs fermes d'acquérir au total 1 046 500 actions ordinaires de la société, soit 7 % du nombre d'actions ordinaires émises, en tout temps jusqu'au 17 août 2007 au prix de 1,00 $ l'action ordinaire.

Dia Bras Exploration Inc. (the "Company") issued an aggregate of 13,000,000 common shares at a price of $0.70 per common share pursuant to an underwriting agreement dated as of July 21, 2006 between Dundee Securities Corporation, Paradigm Capital Inc. and Desjardins Securities Inc. (collectively the "Underwriters") and the Company. The Company issued 1,950,000 additional

common shares on the exercise by the Underwriters of an over-allotment option at a price of $0.70 per common share. Total proceeds amounted to $10,465,000. The Company paid the Underwriters an aggregate fee of $732,500, representing 7% of the gross proceeds. The Company also granted to the Underwriters compensation options entitling the Underwriters to acquire 1,046,500 additional common shares of the Company, representing 7% of the number of common shares issued, at any time until August 17, 2007 at a price of $1.00 per common share.

**Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102**
**Reliance on subsection 7.1(2) or (3) of National Instrument 51-202**

Sans objet
Not applicable

**Information omise**
**Omitted Information**

Sans objet
Not applicable

**Membre de la haute direction**
**Executive Officer**

Pour joindre un membre de la haute direction, communiquer avec :
To reach an executive officer, please call:

Luce L. Saint-Pierre (514) 866-6001 # 230

File No. 82-34990

DIA BRAS
exploration

**For Immediate Release**

**Not for distribution to U.S. newswire services or for dissemination in the United States**

**TSX Venture Exchange - DIB**
**No. 16- 2006**

## DIA BRAS CLOSES $10.5 MILLION BOUGHT DEAL FINANCING

Montréal, Québec - August 17, 2006- Dia Bras Exploration Inc. ("Dia Bras" and or the "Company") is pleased to announce that, it has closed it previously announced offering on a bought deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment option pursuant to which the underwriters purchased an additional 1,950,000 common shares of $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000. The offering was underwritten by a syndicate led by Dundee Securities Corporation and including Paradigm Capital Inc. and Desjardins Securities Inc.

The net proceeds of the offering will be used to fund the acquisition by Dia Bras of Cusi properties, additional exploration work on Bolivar (including an updated 43-101 Technical Report, a scoping study and pre-feasability study), the preparation of 43-101 Technical Report on the Cusi properties, preliminary work on the Cusi properties and for general working capital.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

**ABOUT DIA BRAS**
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are*

*forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N° : 2006-MC-2113

**NUMÉRO DE PROJET SÉDAR: 966459**

DOSSIER N° : 13683

Objet : Exploration Dia Bras inc.
Demande de visa

Vu la demande présentée le 21 juillet 2006;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières,* L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-101 sur le placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers,* L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus simplifié du 10 août 2006 de Exploration Dia Bras inc. concernant le placement de :

(i) 14 950 000 actions ordinaires au prix de 0,70 $ l'action;

(ii) d'une option de rémunération auprès des preneurs fermes permettant d'acquérir un nombre d'actions ordinaires correspondant à 7% du nombre d'actions ordinaires souscrites aux termes du placement.

Le visa prend effet le 11 août 2006.

*(s) Benoit Dionne*
Benoit Dionne
Chef du Service du financement des sociétés

ARL/ast

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 940-2150 Télécopieur : (514) 873-6155

AUTORITÉ
DES MARCHÉS
FINANCIERS

**AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS**

**ET**

**Exploration Dia Bras inc.**

**DOCUMENT DE DÉCISION**

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié définitif de l'émetteur susmentionné en date du 10 août 2006 a été visé par les autorités de la *Colombie-Britannique*, de *l'Alberta*, de *l'Ontario* et du *Québec*.

Fait à Montréal, le 11 août 2006.

L'Autorité des marchés financiers,

*(s) Benoit Dionne*
Benoit Dionne
Chef du Service du financement des sociétés

**Projet SEDAR n° : 966459**

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 940-2150 Télécopieur : (514) 873-6155

File No. 82-34990

# DIA BRAS EXPLORATION INC.

**ANNUAL INFORMATION FORM (AMENDED)**
**(the "AIF")**

**August 10, 2006**

# DIA BRAS EXPLORATION INC.

ANNUAL INFORMATION FORM (AMENDED)

## Table of Contents

## CORPORATE STRUCTURE OF THE COMPANY

### 1. NAME, ADDRESS AND INCORPORATION

Dia Bras Exploration Inc. (the "Company" or "Dia Bras") was incorporated under the *Canada Business Corporations Act* as a private company by Certificate of Incorporation dated April 11, 1996 under the corporate name "Line Islands Exploration Inc." Certificate of Amendment dated May 5, 1996 deleted the provisions of the Articles of Incorporation that constituted the Company as a private company. Certificate of Amendment dated December 9, 1999 changed the corporate name to "Dia Bras Exploration Inc.".

The address of the Company's head and registered office is the following:

2930 – 630 René-Lévesque Blvd. West
Montréal, Québec
H3B 1S6

### 2. INTERCORPORATE RELATIONSHIPS


Dia Bras Exploration Inc.
(Canada)
("Dia Bras")
100%
Dia Bras Mexicana
S. de R.L. de C.V.
(Mexico)
("Dia Bras Mexicana")
100%
100%
100%
Nichromex S. de R.L. de C.V.
(Mexico)
("Nichromex")
Servicios de Mineria de la Sierra
S. de R.L. de C.V.
(Mexico)
("Servicios")

Dia Bras Mexicana owns the properties of the Company located in Mexico and the mining equipment.

Nichromex is the operator of the Malpaso mill and holds the license for the Nichromet hydrometallurgical processing technique. For more information on the Malpaso mill and a more detailed description of the license see "General Development of the Business – Three Year History".

Servicios provides human resources for the Bolivar mine project ("Bolivar"), the Malpaso mill and exploration activities.

## GENERAL DEVELOPMENT OF THE BUSINESS

### 1. THREE YEAR HISTORY

In 2003, after many years of difficult conditions for the mining sector, the price of metals (precious and base) improved and with it the conditions in the capital markets for junior exploration companies. The Company took advantage of the opportunities offered in its sector of activities and in the capital market.

Following the evaluation of several properties in Canada and abroad, the Company decided to focus its exploration and development activities in Mexico and not pursue any exploration work on properties acquired in previous years. These properties were abandoned.

In July 2003, the Company acquired its first two properties in the Chihuahua State of Northern Mexico. During fiscal year 2003-2004, the Company acquired rights on a total of seven properties in this area at a total cost of $410,000.

In August 2003, the Company acquired from Nichromet Extraction Inc. ("Nichromet") a license for the use and marketing of the Nichromet metallurgical extractive technology for Mexico (the "License"). The patented Nichromet chlorination base process allows for extraction and high recovery of precious and base metals from refractory ores. In consideration for the License, the Company agreed to pay Nichromet a one percent (1%) overriding net smelter royalty on all mineral production from two properties (Santa Maria and San Jose) in Mexico. The Company paid $350,000 in advance on the royalty. The Company also has the right to act as exclusive agent for the Nichromet technology in Mexico.

From September to December 2003, the Company raised $12 million through private placements. The funds were used (i) to acquire rolling stock and exploration machinery and equipment; (ii) to initiate exploration programs; (iii) to set up the head office in Chihuahua; (iv) to constitute a solid team of local geologists and mining engineers; and (v) to search for new properties.

In February 2004, the Company incorporated Dia Bras Mexicana, a wholly-owned Mexican subsidiary, to own all mining rights and options on mining properties and exploration and mining equipment. At the end of fiscal 2003-2004, the Company set up a camp in Cieneguita, Chihuahua State, Mexico.

In 2004-2005, the Company strengthened its exposure in the region by the acquisition of: (i) Bolivar, a property located in the same area as the properties acquired in the previous year, for US$1.2 million payable over two years; (ii) Promontorio-Hidalgo, for US$3 million payable over five years; and (iii) El Magistral for US$1,000,000 payable over five years, and a 1.5% net smelter return royalty ("NSR"), up to a maximum of US$1,500,000. At the end of March 2005, the properties of the Company covered 11,857 hectares in the Sierra Madre mineral belt of Northern Mexico.

In November 2004, the Company completed another series of private placements and raised $9 million. The proceeds were used for the purchase of additional mining equipment and for the exploration and development of the Bolivar property and exploration of the Promontorio property. In late 2004, the Company launched a pre-feasibility study at Bolivar, which includes a pilot-mining program initiated in early 2005.

The 2005 pilot-mining program resulted in the production of 6,218 tonnes of zinc concentrate and 2,608 tonnes of copper concentrate from 50,371 tonnes of development rock averaging 8.07% zinc and 1.89% copper. The sale of concentrates generated revenue of $5.6 million in 2005. The program realized a first month of positive cash flow in December when it produced $1.1 million worth of copper and zinc concentrates from mining and milling of 5,837 tonnes averaging 10.29% zinc and 2.49% copper with direct operating costs amounted to $780,000. It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 30 months before Bolivar reaches the commercial production stage but there is no assurance that Bolivar will ever reach the commercial production stage. The pilot-mining

program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the pilot-mining program is shown as a reduction of the costs and deferred expenses capitalized to Bolivar in conformity with the Canadian generally accepted accounting principles. If income from the pilot-mining program reduces to nil the amount capitalized on the Bolivar project, the results from the pilot-mining program will then be reported in the statement of operations.

In November 2005, the Company raised $4.5 million from private placements. The funds were allocated to the increase of the mill facility, the purchase of additional mining equipment and working capital.

The Company operates the Malpaso Mill through a five year lease contract entered into with Compañia Minerometalurgica Malpaso, S. de R.L. M.I. (CMMM), which owns the mill. Luis Medrano Hurtado, Director of Operations of Dia Bras Mexicana, nominee of the Company, is in the process of formalizing the acquisition of seventy eight percent of interest in CMMM. Mr. Medrano has also offered to purchase the remaining interest in CMMM, after which, the Company and Mr. Medrano intend to transfer ownership of the mill to Nichromex.

During the current financial year, the Company will conduct exploration programs on the Bolivar property and the newly acquired properties in the Cusihuiriachic district (the "Cusi Properties") (see "Property Acquisitions in the Last Year"). These programs consist of geological mapping and drilling from surface on the Bolivar property and the Cusi Properties and underground drilling at the Bolivar property. The objectives are to drill a minimum of 25,000 metres before the end of 2006. The Company will continue its program of pilot-mining at Bolivar and develop more working faces on deeper levels that will be accessed by a ramp from the sixth level. The Company will continue to ship the Bolivar material to the Malpaso mill by trucks and train. A pre-feasibility study on the Bolivar project will be carried out by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"), independent consulting geologists and mining engineers, by mid-2007. At the same time, the mill capacity will be increased to 600 tonnes per day ("tpd") by adding a new independent circuit. This new circuit is added to treat, eventually, approximately 300 tpd of mineral coming from the Cusi Properties where the Company wants to start a pilot-mining program similar to the one started in 2005 at Bolivar. This pilot-mining program is conditional upon the conclusions of a technical report to be prepared in compliance with National Instrument 43-101 by Scott Wilson RPA on the Cusi Properties and report expected to be completed by the end of 2006.

## 2. PROPERTY ACQUISITIONS IN THE LAST YEAR

In May and June, 2006, the Company entered into agreements and staked ground in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"). The Cusi Properties, which cover the sites of 12 formerly producing mines, are located in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Malpaso mill. The completion of the transactions described in (i) and (ii) below is subject to the fulfillment by the Company of the obligations thereof under the definitive agreements entered into in respect of such transactions. The terms of such definitive agreements are as follows:

(i) On May 2, 2006, the Company entered into an assignment agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for (i) a cash payment of US$100,000 which has been paid in full and (ii) the issue by the Company to Villalobos and Rodriguez an aggregate of 200,000 common shares of the Company, all of which have been issued. The property is subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Villalobos and Rodriguez. The NSR can be purchased for cancellation by the Company for US$1,000,000.

(ii) On May 30, 2006, the Company entered into an assignment agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for (i) a cash payment by the Company to Aragonez of US$740,000, of which US$100,000 has been paid, and (ii) the issue by the Company to Aragonez of 1,000,000 common shares of the Company, all of which have been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for cancellation by the Company for US$1,000,000.

On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company has an option to acquire a 70% interest in a property owned by Pershimco (the "Pershimco Property") covering 36 hectares located in the Cusi District for (i) a work commitment of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement; and (ii) a cash payment of US$200,000. This amount has not been paid as of the date of the present. In addition, pursuant to the provisions of the Pershimco Agreement, the Company agreed to subscribe for units of Pershimco at C$0.40 per unit for an aggregate amount of US$300,000, each unit being comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe to one additional common share of Pershimco at a price of C$0.40 during a period of 12 months after the issue of the units. The Company has not made yet the subscription. The Pershimco Property is subject to a 2% NSR in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for US$1,000,000 by Pershimco and Dia Bras collectively, with such purchase price to be paid by the Company and Pershimco on a pro-rated basis in accordance with their respective interests in the Pershimco Property. The Company will forfeit its rights under the Pershimco Agreement if it fails to expend US$4,000,000 over the required 30 month period. The Company will not be reimbursed for any amount spent by the Company in respect of the Pershimco Property if it decides to withdraw from its obligations.

In May 2006, the Company staked ground in the Cusi District covering approximately 5,000 hectares for further exploration and development.

On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years, of which US$200,000 has been paid and US$2,800,000 is payable in the next twelve months. The properties are subject to a sliding scale royalty in favor of Minera Cusi as follows: 2% NSR if the price of silver is US$11.00 per ounce or less or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Company may withdraw from its purchase obligations under the proposed acquisition, at any time during the three year period, by providing notice to Minera Cusi and the forfeiture of all prior payments. The completion by the Company of this transaction is subject to the execution of a definitive agreement in respect thereof and regulatory approvals.

## DESCRIPTION OF THE BUSINESS

### 1. GENERAL

Dia Bras is an exploration mining company. All the properties of the Company are at the advanced exploration stage. However, the Company has started a pilot-mining program in 2005 as part of a pre-feasibility study on the Bolivar mine project. The pilot-mining program was implemented to generate cash flow sufficient to finance the exploration and development activities on Bolivar. The program will provide data on mining, transport and milling costs, logistics, ore grades, mill recovery performance and metallurgy, which is essential to a feasibility study. The pilot-mining program consists in the production of zinc and copper concentrates from development material. All concentrate produced is sold to MRI Trading AG pursuant to a standard concentrate purchase agreement.

From March to December 2005, the prices of zinc and copper increased respectively by 13% and 21%. Since December 31, 2005 the price of zinc has increased by 91% from US$0.80 to US$1.53 while the price of copper increased by 70% from US$2.10 to US$3.57.

### 2. RISK FACTORS

As an exploration mining company, the Company faces the environmental, operational, financial and political risks inherent to the nature of its activities as well as other risks, such as fluctuations in commodity prices, exchange rates, and financial market conditions in general. As a result, the securities of the Company must be considered speculative.

*Business Risk*

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the advanced exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

*Nature of Mineral Exploration and Mining*

The Company's future is dependent on the Company's exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current or proposed exploration programs on the Company's exploration properties will result in a profitable commercial mining operation.

The Company's operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position and results of operation.

Whether a deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of copper, zinc, silver or gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

*Infrastructure*

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations of the Company.

*Land Title*

The Company has taken reasonable measures in accordance with industry standards for properties at the same stage of exploration as those of the Company, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by the Company.

*Capital Needs*

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. Two important sources of future funds available to the Company are the sale of additional equity capital and the borrowing of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

*Dilution to the Company*

As of August 10, 2006, 83,047,686 common shares of the Company were issued and outstanding. The Company also has outstanding warrants to purchase an additional 12,002,068 common shares of the Company at a price of C$0.90 per common share until November 2006 as well as 7,132,333 options exercisable at prices varying between $0.22 and $1.30 and expiring between October 2008 and February 2011. The increase in the number of common shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the common shares. In addition, as a result of such additional common shares being issued, the voting power of the Company's existing shareholders will be substantially diluted.

*Environmental Risks and Hazards*

All phases of the operations of the Company are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of the Company. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the mining operations and cause increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing properties or require the abandonment or delays in development of new mining properties.

*Governmental Regulation*

The operations of the Company are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health,

handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the mines to be constructed on the land comprising the Bolivar property and the Cusi Properties and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine. As part of their normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of the Company, could result in substantial costs and liabilities in the future.

*Permitting*

The operations of the Company are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

*Commodity Prices*

The price of the common shares of the Company and the Company's financial results may be significantly adversely affected by a decline in the price of any or all of: copper, zinc, gold or silver. The prices of these commodities fluctuate widely, especially in recent years, and are affected by numerous factors beyond the Company's control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of countries which produce such commodities in significant quantities throughout the world.

*Uninsured Risks*

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

*Foreign Operations*

The operations of the Company are currently conducted in Mexico and as such the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and

nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of the Company.

*Foreign Exchange Rate Risk*

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. The Company purchases Mexican currency on an as needed basis and in accordance with its budget.

*Uncertainty of Resource Estimates*

The resource estimates in respect of the properties of the Company are based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of mineralization actually recovered may differ from the estimated average grades in the resource estimates. Such figures have been determined based upon assumed commodity prices and operating costs. Future production could differ dramatically from resource estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect Mineral Resources;
- the grade of the Mineral Resources may vary significantly from time to time and there is no assurance that any particular level of copper, zinc, silver or gold may be recovered from the Mineral Resources; and
- declines in the market price of copper, zinc, silver or gold may render the mining of some or all of the Mineral Resources uneconomic.

Any of these factors may require the Company to reduce its resource estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of metals fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

*Pilot-mining program*

No assurance can be given that the intended or expected results of production schedules or the estimated direct operating cash costs will be achieved in respect of the pilot-mining program. Factors, such as the need for the orderly development of mineralized bodies or the processing of new or different ore grades, the prices of commodities and the operating costs may force the Company to terminate the pilot-mining program.

*Competition*

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties in the future will depend on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

*Conflicts of Interest*

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the *Canada Business Corporations Act* and other applicable laws.

*Performance of Key Personnel*

The Company is relying solely on its past business success of its officers to identify properties of merit. The success of the Company is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have a material adverse effect upon the business and prospects of the Company. In such event, the Company will seek satisfactory replacements but there can be no guarantee that appropriate personal may be found. The Company currently does not have key person insurance on these individuals.

*Acquisition Strategy*

As part of the Company's business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

*Political Risk*

The Company believes that the government of Mexico supports the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in Mexico will not result in the Mexican government adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in Mexico may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

*Share Price Fluctuations*

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development-stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuations in price will not occur.

*No Dividends*

The Company has not paid any dividends on its common shares during the past five years. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance

future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

## 3. Mineral Projects

The Company is an exploration mining company. At this stage of its development, the Company holds interests or options to acquire interests in mining properties. The Company generates income from the sale of concentrate pursuant to its pilot-mining program to partly fund the exploration and development of the projects. However, the Company must also issue equity or borrow funds to finance acquisitions and maintain its rate of growth. The availability of equity financing to the Company is subject to capital market conditions.

The two main properties of the Company are Bolivar and Promontorio. Technical reports in accordance with National Instrument 43-101 have been prepared for both properties by Roscoe Postle Associates (now Scott Wilson Roscoe Postle Associates ("RPA"), geological mining consultants. The following information on Bolivar and Promontorio is extracted from the Technical Reports.

### Bolivar Property

The technical report in respect of this project was prepared by RPA and is dated October 25, 2005.

*Project Description and Location*

The property comprising the Bolivar mine project is located approximately 250km (386km by road) southwest of Chihuahua, the capital of the State of Chihuahua, within the Barranca del Cobre National Park in northern Mexico. The previously producing mine located within the confines of the property is near to several small villages.

The Bolivar property includes four groups of exploration properties. These are the Bolivar, Mezquital, and Florida properties, which comprise the seventeen concessions. Work credits are sufficient to keep all of the concessions at least until 2030. The majority of these concessions are held by Polo y Ron Minerales, S.A. de C.V. ("Polo y Ron") and Raul Malendez Tarin.

| Table 1 - MINERAL CONCESSIONS LIST | | | | |
|---|---|---|---|---|
| **Dia Bras Exploration Inc. – Bolivar Property** | | | | |
| **Project Area** | **Concession** | **Title No.** | **Area (ha)** | **Expiry Date** |
| Bolivar | Bolivar | 192324 | 63.6 | 2030+ |
| | Bolivar III | 180659 | 48.0 | 14-07-2037 |
| | Bolivar IV | 195920 | 50.0 | 14-07-2042 |
| | La Chaparrita | 217751 | 10.0 | 2040+ |
| | Piedras Verdes | 220925 | 92.5 | 27-10-2009 |
| | | | | |
| Mezquital | Mezquital | 223019 | 2,475.4 | 05-10-2040 |
| | Mezquital Fraction 1 | 223020 | 4.7 | 05-10-2040 |
| | Mezquital Fraction 2 | 223021 | 2.4 | 05-10-2040 |
| | Mezquital Fraction 3 | 223022 | 974.6 | 05-10-2040 |
| | | | | |
| Florida | San José | 209649 | 462.0 | 02-08-2050 |
| | Ampl. San José | 223025 | 229.5 | 02-08-2049 |
| | Val | 223016 | 95.2 | 02-08-2049 |
| | Val-1 | 223018 | 36.3 | 02-08-2049 |
| | Val Fraction | 223017 | 0.1 | 02-08-2049 |
| | El Gallo | 224112 | 251.8 | 07-04-2061 |
| | La Mesa | 223506 | 718.9 | 02-08-2049 |
| | La Cascada | 222720 | 1,944.3 | 02-08-2049 |
| | | | | |
| **Total** | | | **7,459.3** | |
| | | | | |
| **Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003, Dia Bras Press Release of November 3, 2003, and Agreement between El Paso Partners and Dia Bras (July 29, 2003).** | | | | |

All the concessions mentioned in the above table are held as mining concessions under the mining laws of Mexico. Prior to recent amendments to the mining laws of Mexico, these concessions were held by the Company as exploitation licences. For a more detailed discussion of the amendments to the mining laws of Mexico, see "Other Concessions".

RPA understands that since the old San José Mine, Bolivar Mine and Valenzuela Mine operations were being worked before the present (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

Bolivar III and Bolivar IV Concessions

In September 14, 2004, Dia Bras entered into an option to purchase agreement with Sr. Javier Octavio Bencomo Muñoz, executor for the estate of Sra. Berta Muñoz de Bencomo (Bencomo) for the Bolivar III and Bolivar IV concessions of the Bolivar property. To earn a 75% interest in these two concessions, Dia Bras agreed to a cash payment with the two property holders totaling US$675,000. As of the date of the presents, there is one remaining payment of US$112,500 due on September 14, 2006.

In a judgment dated September 13, 2004, the Civil Court of the State of Chihuahua nullified an earlier agreement between the estate of Sra. Berta Muñoz de Bencomo and Minera Senda de Plata, S.A. de C.V., and the dispute on ownership, regarding the Bolivar III and Bolivar IV mineral concessions. This judgment also declared that a 50% interest in the title to these two concessions was to be transferred to Dia Bras and a 50% interest was to be transferred to Sr. Javier Octavio Bencomo Muñoz, on behalf of the estate of Sra. Berta Muñoz de Bencomo.

Santa Maria and El Cumbre Concessions

These concessions were abandoned in 2005.

San José Agreement

On August 10, 2004, Dia Bras entered into an exploration and option to purchase Agreement with Polo y Ron Minerales, for the San José, San José Ampliación, Val and Val 1 concessions, subject to a 3% NSR royalty. Dia Bras agreed to pay Polo y Ron graduated annual installments totaling US$329,500 by 2009, including two advance royalty payments of US$62,500 each. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500 (paid)
- January 2006, US$20,000 (paid)
- July 2006, US$37,500 (paid)
- January 2007, US$37,500
- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

Other Concessions

From December 2003 to November 2005, Dia Bras entered into several exploration and option to purchase agreements with Polo y Ron and Raul Malendez Tarin for the following concessions: La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III, El Gallo and Piedras Verdes concessions. The terms of the agreements included total cash payment of US$210,000, of which an amount of US$20,000 remains to be paid in December 2006, and total exploration expenditures of US$50,000 over three years for a total of US$150,000, which are completed.

In summary, the status of option payments and work commitments regarding the various mineral concessions of the Bolivar Property is presented in Table 2.

**Table 2 - SUMMARY OF AGREEMENT TERMS**

**Dia Bras Exploration Inc. – Bolivar Property**

**Adjusted as of August 10, 2006**

| Agreement | Cash Payments (US$) | | | Work Commitments (US$) | Total (US$) |
|---|---|---|---|---|---|
| | Paid | Pending | Subtotal | | |
| Bolivar III & IV | 562,500 | 112,500 | 675,000 | | 675,000 |
| San José (Florida) | 54,500 | 275,000 | 329,500* | 1,638,000** | 329,500 |
| Mezquital, El Gallo and La Cascada | 10,000 | | 10,000 | 150,000*** | 10,000 |
| Piedras Verdes | 180,000 | 20,000 | 200,000 | | 200,000 |
| **Total** | **807,000** | **407,500** | 1,214,500 | **1,788,000** | **1,214,500** |

**Source: Muñoz, 2005.**

*** Including two yearly advance royalty payment of US$62,500, in 2008 and 2009.**

**** US$150,000 was required to be spent during first year of agreement.**

***** Completed.**

The above concessions are subject to a rental fee of 405 Mexican Pesos/ha (total about M$172,080 or about US$15,500) for the current year and thereafter to an annual rental fee of M$1.1 million (about US$101,000) to the Government of the State of Chihuahua.

Mexican Mining Law (the "Law") has recently been amended. Pursuant to the amendments, the exploration and exploitation of concessions were deleted and replaced by mining concessions comprising both activities. Therefore, the Law currently provides for the existence of mining concessions which allow the owner to perform i) exploration works and ii) exploitation works. Mining concessions have a duration of 50 years from the date of their registration and they may be extended for an equal term. Exploration and exploitation concessions in effect at the time of the amendments were automatically converted into mining concessions as of the date of their registration.

Property Status

Dia Bras holds interests in seventeen mineral concessions in northwestern Mexico. The mineral concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua, and host an old Cu-Zn producer, the Bolivar mine. Production from the Bolivar mine is not subject to any royalties.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2030. The property, including seventeen concessions and covering a total area of approximately 7,459 ha, is situated within the municipality of Urique.

Sr. Javier Octavio Bencomo Muñoz ("Bencomo"), on behalf of the Bencomo Family on the one hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S.de C.V. ("Senda") are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, access mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo and Senda.

RPA understands that permits required for the current test mining and for exploration activities are in place. Dia Bras reports that an Environmental Impact Study for mining of the Bolivar deposit is not necessary, since mining operations have been carried out in the past. RPA also understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar mine in 2004, but is required to implement the necessary changes to reduce any existing environmental problems. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

The Bolivar mineral concession is situated within the municipality of Urique and is some 20km west-northwest of Batopilas, which is connected by a gravel road to Federal Highway 23, connecting to larger centres in the area, such as Creel and Guerrero. The property lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate to high relief.

Access to the Bolivar property is by paved road (approximately 305km from Chihuahua) and approximately 80km by all-season gravel roads to the Village of Cieneguita, which is located some 7km north of the property. The total road distance from Chihuahua is approximately 392km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25°C with an average annual precipitation of approximately 758mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83mm to 188mm – and a relatively dry season with an average monthly precipitation of approximately 26mm during the rest of the year. In the past, the Bolivar mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar test mining activities is provided by on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar mine or the camp at Cieneguita is by private vehicles and company vehicles.

Elevations of the Bolivar mine property range from 1,800m to 2,000m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250m to 500m. The main topographic feature is the small creek draining to the north-northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

*History*

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18$^{th}$ Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis Gold Ltd. developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100m west of one of those heap leach pads.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn.

*Geological Setting*

Regional Geology

The geomorphology of western Chihuahua State consists of three major terranes. A northwest striking mountain chain (Sierra Madre Occidental), 80km to 100km wide, parallels the coastline of Baja California along the western margin of the country and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200km to 300km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the Chihuahua State. Between the two mountain chains, Tertiary, Mesozoic and Palaeozoic rocks are preserved. In the general area of the Bolivar property, Tertiary and Mesozoic rocks are also present.

The Bolivar property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (« LVS »). The rocks of the LVS are in turn overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5km thick) of the Upper Volcanic Suite (« UVS ») which are interpreted to be Middle Tertiary in age. In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper and skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.

- Porphyry-type copper mineralization: An area some 2km southwest of Batopilas, where approximately 5km$^2$ area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as at the old Bolivar mine. These massive sulphide pods range in size from 0.5m x 1m to 1.5m x 4m.

- Gold and silver mineralization associated with rusty zones in light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old Valenzuela Mine.

Local Geology

The Bolivar property and the adjacent mineral licences are situated within a major north-northwest trending Sierra Madre Precious Metals Belt, which contains a number of lineaments. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300m to 800m and includes several narrow (~ 1m wide) structures. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70cm to 3.5m.

- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon, a Mexican National Park, which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Property Geology

The Bolivar and other properties in the area are underlain by a 750m sequence of the LVS and a thicker sequence of the UVS. There is little information about detailed geology of the area. Regional mapping by the Consejo de Recursos Minerales of Mexico ("CRM"), however, show that about 60% to 70% of the area of the properties is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes.

Structural data from outcrops within the Bolivar property as well as from drill core indicate that the dominant bedding orientation strikes northwest and dips moderately northeast. A number of outcrops clearly exhibit northeast trending tight folding, such as at the Bolivar mine. Recent field visits by RPA also suggests that several northeast trending shear zones and other structures in the area are coincident to similarly northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

*Exploration*

Since December 2003, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 24,000m in 133 holes. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling has been carried out by Dia Bras personnel. For the initial approximately 10m of the holes, HQ core is recovered. Thereafter, the drill pipes are reduced to recover NQ core. Most of the core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program has been to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar IV and Piedras Verdes mineral concession, indicate exploration potential for hidden high-grade skarn-type Cu-Zn mineralization.

RPA inspected some of the drill hole files and found them to be in keeping with industry standards. Dia Bras notes that it verifies the database internally.

*Mineralization*

Work carried out to date by Dia Bras and by earlier operators indicates that the Bolivar and other properties in the area are situated in geologic environments which host skarn-type gold-polymetallic deposits, such as the Rosario Trend and the Reforma Mine, as well as the El Sausal gold deposit at the southern end of the El Sausal-Cieneguita Lineament. Skarn-type metasomatism with diagnostic minerals, such as magnetite, garnet, epidote, actinolite, diopside, sphalerite and chalcopyrite are present within altered limestones at the old Bolivar mine and the many outcrops of calc-silicates situated between the old Valenzuela (La Increible) mine and the Bolivar mine. Fine-

grained disseminated pyrite is also associated with the rusty zone with abundant fracturing and garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers.

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn and pyroxene skarn. The spatial distribution, relative abundance and paragenesis of each type, however, are not yet determined by geological mapping in the area.

The sedimentary rocks of the Bolivar and the neighboring properties have been affected by contact metasomatic alteration events. Mineralogical (thin section) work has not yet been carried out, but observations in the field show that the alteration assemblage within the calc-silicate rocks consists of green-brown garnet, epidote, diopside, plagioclase, magnetite, hematite, limonite, calcite and sulphide minerals, such as sphalerite, chalcopyrite, galena, bornite and chalcocite. Secondary minerals of copper and zinc are commonly present with ubiquitous malachite staining along many cliffs and white powdery zones at many old adits in the area.

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures.

Polymetallic sulphide and gold mineralization are generally associated with skarn zones, such as at the old Bolivar and La Increible mines. In general, gold shows a positive correlation with chalcopyrite although the presence of chalcopyrite does not necessarily indicate higher-grade gold in the rock.

Silver and gold mineralization are associated with veins of massive galena and sphalerite, such as at the old San José de Pilar Mine.

Based on results of diamond drilling completed to date, there are at least twelve mineralized lenses at Bolivar. These lenses range from less than a metre to up to 20m in thickness, extend 25m to 100m along strike and up to 100m in the vertical dimension.

*Sampling and Analysis*

Rock and core samples are sent to Chemex Laboratories ("Chemex") in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold. Assays are done using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada. Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. RPA is not aware of any reporting errors.

The quality assurance procedures and assay protocols are, as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.

- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are logged and sampled and the samples are sent to Chemex.

- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of

the split core is stored on-site as a control sample, available for review and re-sampling if required.

- Sample preparation and assays are carried out at Chemex. RPA notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada.

*Security of Samples*

The procedures for sample security are discussed under assay quality assurance and quality control. Based on its review and discussions with field personnel, RPA is of the opinion that sample security procedures at the Cieneguita exploration camp are in keeping with industry standards.

*Mineral Resources*

The mineral resources of the Bolivar area are contained within two mineralized areas, the Bolivar deposit and the La Increible deposit. The mineral resources of the Bolivar deposit are contained predominantly within two mineralized zones, the north trending Rosario Trend and the east trending Fernandez Trend. Both of these trends have been partly outlined by diamond drill holes as well as by underground development. The mineral resources of the old La Increible mine are contained within a number of north trending lenses.

RPA has estimated the mineral resources of the Bolivar deposit using the database from the 133 drill holes which Dia Bras has provided. As part of its estimate, RPA carried out a new interpretation of the geology and the mineralized zone, and constructed a Block Model to estimate the mineral resources.

For the block model, block grades were interpolated using Inverse distance squared (1/D2) method and block size was 5m (east-west) by 5m (north-south) and 2.5m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone. First, the copper-zinc deposit was interpreted on drill sections into various mineralized lenses. Gemcom software was used to construct a 3D solid of the mineralized lenses and grades were interpolated into blocks in the 3D solids using only the 2m drill hole assay composites located within the solids.

RPA has estimated the mineral resources of the Bolivar deposit using a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used the over-all recovery of approximately 75% for the copper and 80% for the zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as estimated by Dia Bras for an underground mine at Bolivar. These costs are reported to be similar to small copper-zinc operations in Mexico. At the current copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Eq). RPA recommends that this cut-off grade be used to report mineral resources.

RPA has classified the current resources at Bolivar as measured, indicated and inferred mineral resources, as shown in Table 3.

| Table 3 - MINERAL RESOURCES | | | | | | |
|---|---|---|---|---|---|---|
| **Dia Bras Exploration Inc. – Bolivar Deposit** | | | | | | |
| **Trend** | **Category** | **Tonnes** | **Grade** | | | |
| | | | **% Cu** | **% Zn** | **g/t Ag** | **g/t Au** |
| Rosario | Measured | 26,700 | 1.34 | 7.81 | 31.15 | 0.08 |
| Rosario | Indicated | 325,000 | 2.48 | 9.48 | 49.65 | 0.25 |
| Rosario | Inferred | 17,000 | 2.42 | 10.27 | 15.96 | 0.03 |
| Fernandez | Indicated | 24,900 | 3.18 | 1.78 | 211.67 | 2.69 |
| **Subtotal** | **Indicated** | **359,900** | **2.61** | **8.79** | **63.46** | **0.41** |
| **Subtotal** | **Inferred** | **17,000** | **2.44** | **10.26** | **15.83** | **0.03** |
| | | | | | | |

**Notes:**

1. **CIM definitions were followed for the resource estimate.**
2. **Mineral resources are estimated at a cut-off grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m$^3$.**

The estimate of mineral resources is based on the cut-off grade and minimum mining width. The cut-off grade is based on metal price, expected recovery and production costs. Therefore, estimated mineral resources may have to be recalculated based on changes in zinc and copper prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource estimates.

*Pilot-Mining and Milling Activities*

Currently, Dia Bras carries out test mining activities at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier mining operations. Mining operations are fully mechanized. The mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks.

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The mill produces two concentrates, a copper concentrate and a zinc concentrate, using regular flotation. The production record for the past five months indicates that:

- Some 16,000 tonnes mineralized material has been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15% Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

RPA did not review the environmental and general permitting aspects of either the Bolivar mine or the Malpaso mill and it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability. Dia Bras reports that the Bolivar activities as well as the Malpaso milling operations are in compliance with all applicable environmental requirements and further reports that it has not received any non-compliance orders from regulators.

*Exploration Potential*

The Bolivar mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar adit. Recent drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration. The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4m in skarns is reported from Drill Hole DB05B128, which has intersected the No. 2 lens. This intersection is also associated with high magnetite content in the skarns.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

Based on earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar property, and further exploration work is warranted.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.

- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.

- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.

- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.

- The El Rosario Trend is situated some 150m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.

- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.

- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).

- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.

- The prominent structural feature is the north-northwest trending central gully and a 25m to 175m wide by up to 2km long alteration zone, which is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3m to 14.8% Cu over 1m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4m in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25m north of Hole DB05B128. These intersections are situated some 550m to 600m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

    - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26m in Hole DB04B041, and
    - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

*Recommendations*

RPA considers the Bolivar Property to be a property of merit and recommends a systematic exploration program including drilling.

## PROMONTORIO PROJECT

The technical report in respect of this project was prepared by RPA and is dated January 24, 2005.

*Project Description and Location*

The Promontorio Property is located some 250km west-southwest of the city of Chihuahua, the capital of the State of Chihuahua, in Northwestern Mexico. It is situated within the municipality of Temosachic and is connected by a gravel road to Federal Highway 16, which traverses to larger centres in the area, such as La Junta and Cuauhtémoc.

The Promontorio exploration property comprises three mineral concessions. The initial two concessions (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Dia Bras has acquired the adjacent El Magistral mineral concession. Together with this new concession, the property covers a total area of approximately 187 ha. Even though some small-scale mining has been carried out in the past and some mineral resources are reported, the project is at an intermediate stage of exploration.

RPA understands that since the old underground operations at the Veta Grande were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present property.

On July 15, 2004, Dia Bras entered into an exploration and option to purchase agreement the Hidalgo and Promontorio concessions. Dia Bras agreed to pay a total of US$3 million with graduated annual installments as follows:

- An initial payment of US$40,000. (paid)
- US$60,000 due on June 30, 2005. (paid)
- US$100,000 due on June 30, 2006. (paid)
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio mineral concessions. The above mentioned agreement includes a area of interest provision covering 50km around the two concessions. Pursuant to this provision, if a party acquires property within that area of interest, this party must offer to the other party to participate.

On November 24, 2004, Dia Bras also entered into an Exploration and Option to Purchase Agreement for the El Magistral concession. Dia Bras agreed to pay a total of US$1 million with graduated annual installments as follows:

- An initial payment of US$50,000 due on November 24, 2004. (paid)
- US$75,000 due on November 24, 2005. (paid)
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000 as advance royalty payment. The total amount for the agreement, including the 1.5% NSR, is US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two concessions.

All concessions are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

Currently, there are at least five mineralized zones within the Promontorio Property. These are the Veta Grande Vein, Santiago Vein, Mina Vieja Hangingwall Zone, Mina Vieja Vein, and the San Felipe Vein. All of these veins trend northeast except the Veta Grande Vein. Other northeast structures also cut the northwest trending Veta Grande Vein.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

Access to the Promontorio property is by dirt roads, about 50km from the turn-off some 5km west of the village of Tomóchic on Federal Highway. Logistical support, in terms of power and telephone lines, is not available at the property but is readily available at Tomóchic and other villages along Federal Highway 16. Dia Bras is considering the construction of a new gravel road from the property, which would connect with other gravel roads and reduce to less than half the current distance to the Federal Highway 16. Infrastructure for mining equipment and personnel are available at La Junta and Chihuahua, where the new Dia Bras exploration office is located.

The Promontorio Property lies in a semi-arid mountainous area of the Sierra Madre Occidental with northwest trending hills, which may be up to 25km long.

### *History of Exploration*

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the 19th Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. ("Can Mex"), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. In 1995, Compañía Fresnillo S.A. de C.V. ("Fresnillo") carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel. Results, however, are not available.

### *Geology*

#### Regional geology

The area of the Promontorio Property is characterized by gold and silver-rich epithermal veins within high sulphidation zones hosted by felsic pyroclastic rocks. These include the Ocampo deposit, which is situated some 25km (by air) southwest from the Promontorio Property. The property is underlain by an assemblage of volcanic rocks. These consists of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs, referred to as the Lower Volcanic Series (LVS), which are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

Review of the regional geology and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

#### Local geology

The Promontorio Property is underlain by up to 1,000m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about the detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the property is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS.

Structural data from outcrops within the property as well as from drill core indicate that the dominant bedding orientation in the volcanic rocks strikes northwest and dips moderately northeast.

#### Property geology

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization are recognized at Promontorio. These are: massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type.

*Mineralization*

Base metal and gold mineralization in the Promontorio area is hosted primarily by the north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS and consists of massive sulphide zones (50cm to 1.5m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

*Historical Mineral Resources*

Historical mineral resources within the Promontorio property are reported to contain some 625,000 tonnes of indicated mineral resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As. Inferred mineral resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported. These resources were estimated by Mine Development Associates (MDA), of Reno, Nevada, at a 0.5% Cu cut-off grade, using a specific gravity of 3.34, and are reported to be present within five veins, as presented in the table below. RPA notes that the bulk of the mineral resources is contained within the massive sulphide zones of the Veta Grande Vein.

**HISTORICAL MINERAL RESOURCES**

**DIA BRAS EXPLORATION INC. - PROMONTORIO PROPERTY,**

| Vein | Tonnes | g/t Au | g/t Ag | % Cu | % Pb | % Zn | % As |
|---|---|---|---|---|---|---|---|
| **Indicated Mineral Resources** | | | | | | | |
| Veta Grande | 370,700 | 2.88 | 75.62 | 4.71 | 0.24 | 0.73 | 1.08 |
| Santiago | 85,300 | 1.35 | 34.96 | 2.93 | 0.06 | 0.37 | 0.67 |
| Mina Vieja HW | 31,500 | 2.72 | 83.42 | 6.26 | 0.13 | 0.05 | 1.45 |
| Mina Vieja | 77,200 | 4.14 | 72.10 | 2.95 | 0.03 | 0.03 | 0.19 |
| San Felipe | 59,700 | 0.75 | 32.07 | 1.71 | 0.02 | 0.02 | 0.31 |
| **Total** | **624,400** | **2.62** | **65.86** | **4.04** | **0.16** | **0.49** | **0.86** |
| **Inferred Mineral Resources** | | | | | | | |
| Veta Grande | 160,300 | 3.05 | 88.94 | 5.69 | 0.27 | 0.87 | 1.31 |
| Santiago | 143,100 | 1.02 | 24.33 | 1.77 | 0.04 | 0.18 | 0.46 |
| Mina Vieja HW | 33,900 | 2.69 | 87.96 | 7.05 | 0.13 | 0.06 | 1.66 |
| Mina Vieja | 28,500 | 3.54 | 72.90 | 3.48 | 0.04 | 0.05 | 0.27 |
| San Felipe | 32,100 | 0.60 | 23.32 | 1.09 | 0.02 | 0.02 | 0.12 |
| **Total** | **397,900** | **2.13** | **59.21** | **3.87** | **0.14** | **0.43** | **0.86** |

**Note: Above mineral resources were estimated by MDA, 1997 at the 0.5% Cu cut-off grade.**

MDA estimated the mineral resources using the cross sectional method. RPA is of the opinion, however, that the presently available data are not sufficient for estimation of mineral resources or mineral reserves as defined in NI 43-101. For a mineral resource estimate RPA recommends additional diamond drilling, continuous chip or channel sampling of the wide alteration zone on the surface as well as veins along underground workings.

RPA has not yet carried out an independent estimate of the mineral resources of the Promontorio property. This is planned to be done upon completion of the diamond drilling program.

*Recent Exploration by Dia Bras*

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along strike extensions of the mineralized veins at Promontorio. This program is currently in progress. In total, Dia Bras has completed some 3,175m in 15 drill holes. All of these were inclined drill

holes, and the total length varied from 38m to 340m with most of them being in the range from 160m to 300m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2m to 10.57% Cu over 3.5m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au). In total, 527 samples were collected for Cu, Au and Ag assays.

*RPA Independent Sampling*

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As.

*Metallurgical Testing*

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic content and low gold and silver contents.

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. Results indicate that:

- There is very little difference the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate. These tests, however, also showed that about 9% of the arsenic also accompanies to the copper.

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. ("Nichromet") laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides.

At Nichromet, leaching of this sample was carried out in two stages. In the first stage, the sulphide content was removed by controlled oxidation using lean air, with an oxygen content reduced from 20% $O_2$ to 10% $O_2$, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen. The temperature of the experiment was kept at 600° C. In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. During the chlorination process, metallic constituents are transformed into soluble species.

This was done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine, and metal contents of the sample were determined by filtering off the reaction mixture and rinsing the sterile solid with brine. Gold and silver were collected from the solution by contact with activated charcoal. The copper was removed from the residual pregnant solution by cementation over iron, and Zn and Pb contents were determined by pH adjustment or solvent extraction.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it was rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

*Exploration Potential*

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.
- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20m to 25m east of Veta Grande, and in general, wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

*Conclusions*

Based on its review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.

- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.

- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.

- The Veta Grande Vein is situated some 50m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio mineral concessions and into the El Magistral mineral concession.

- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.

- The prominent structural feature is the northwest trending central gully and a 300m wide by 1.5km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).

- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2m to 10.57% Cu over 3.5m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).

- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20m to 25m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

*Recommendations*

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program.

## DIVIDENDS

The Company has never declared, nor paid, any dividend since its incorporation and does not foresee paying any dividend in the near future. Any future payment of dividends will depend on the financing requirements and financial condition of the Company and other factors which the board of directors, in its sole discretion, may consider appropriate.

## DESCRIPTION OF CAPITAL STRUCTURE

### 1. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without par value. Each common share carries one vote. The holders of the common shares of the Company are entitled to receive notice of, attend and vote at, any meeting of shareholders of the Company. They are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors of the Company, out of funds legally available therefore. On liquidation, dissolution or winding-up of the Company, they are entitled to receive on a pro rata basis all the assets of the Company remaining after payment of all of the Company's liabilities.

### 2. CONSTRAINTS

There are no constraints imposed on the ownership of securities of the Company.

## 3. RATINGS

No ratings have been received from rating organizations.

# MARKET FOR SECURITIES

## 1. TRADING PRICE AND VOLUME

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "DIB".

The price ranges and volume traded on a monthly basis for the 2005 calendar year, the first two quarters of 2006 and the month of July 2006 are as follows:

| Month | Low | High | Volume |
|---|---|---|---|
| | $ | $ | # |
| **2006** | | | |
| July | 0.63 | 0.90 | 944,943 |
| June | 0.58 | 0.75 | 2,621,950 |
| May | 0.59 | 0.79 | 4,435,117 |
| April | 0.52 | 0.65 | 2,408,030 |
| March | 0.41 | 0.68 | 3,568,322 |
| February | 0.39 | 0.57 | 3,819,228 |
| January | 0.24 | 0.45 | 4,300,908 |
| **2005** | | | |
| December | 0.20 | 0.25 | 3,027,264 |
| November | 0.20 | 0.275 | 2,769,796 |
| October | 0.20 | 0.37 | 4,873,933 |
| September | 0.21 | 0.32 | 3,133,023 |
| August | 0.185 | 0.34 | 2,389,428 |
| July | 0.31 | 0.45 | 455,001 |
| June | 0.41 | 0.55 | 764,667 |
| May | 0.43 | 0.57 | 1,883,403 |
| April | 0.45 | 0.47 | 1,337,611 |
| March | 0.45 | 0.75 | 2,385,177 |
| February | 0.63 | 0.73 | 1,427,047 |
| January | 0.61 | 0.74 | 2,120,900 |

## 2. PRIOR SALES

There were no unlisted securities issued during the fiscal year of the Company ended December 31, 2005.

# ESCROWED SECURITIES

There are no securities of the Company currently held in escrow.

## DIRECTORS AND OFFICERS

### 1. NAME, OCCUPATION AND SECURITY HOLDINGS

The table below provides the name of directors and officers of the Company, their position with the Company, their province or state of residence, their respective positions and offices held with the Company and their respective principal occupation during the last five years, the date they became director and/or officer and the number of common shares owned:

| Name, Position with the Company and State and Country of residence | Principal occupation | Director/Officer of the Company since | Number of Common Shares beneficially owned or over which control or direction is exercised |
|---|---|---|---|
| **Thomas L. Robyn** (A)<br>Executive Chairman and director<br>*Parker, USA* | President,<br>*ST Group, Inc.* | August, 30, 2005 | 150,000 |
| **Réjean Gosselin** (A)<br>President, Chief Executive Officer and director<br>*Québec, Canada* | President and Chief Executive Officer of the Company | September 30, 2003 | 642,834 |
| **James A. Culver** (B)(C)<br>Director<br>*Jersey City, USA* | President and Chief Executive Officer<br>*TPG Commercial Finance* | February 25, 2005 | 25,300 |
| **Robert D. Hirsh** (B)(C)<br>Director<br>*Mexico City, Mexico* | Managing Director and<br>Unit - Head Capital Markets,<br>*Scotiabank Inverlat* | February 25, 2005 | 275,000 |
| **Philip Renaud** (B)(C)<br>Director<br>*London, United Kingdom* | Managing Director,<br>*Church Advisors* | October 1, 2003 | 5,857,501 |
| **André St-Michel**<br>Executive Vice-President and director<br>*Québec, Canada* | Executive Vice-President of the Company | September 30, 2003 | 345,234 |
| **Leonard Teoli**<br>Chief Financial Officer<br>*Québec, Canada* | Chief Financial Officer of the Company | October 1, 2001 | 88,400 |
| **Luce L. Saint-Pierre**<br>Secretary<br>*Québec, Canada* | Consultant. | August 1, 2003 | 45,000 |

A) Member of the Governance Committee.

B) Member of the Audit Committee.

C) Member of the Compensation Committee.

The term of office of each director so elected expires upon the election of his successor unless he resigns or his office shall become vacant by death, removal or other cause.

The directors and officers have held their respective position indicated for the past five years except as follows:

Mr. *Réjean Gosselin* was appointed Chief Executive Officer and President of the Company on February 2, 2006. He was President of the Company since November 14, 2003. Prior to that date, Mr. Gosselin was Chief Executive Officer of Temoris Resources Inc. (formerly Oasis Diamond Exploration Inc.) ("Temoris").

Mr. *André St-Michel* was appointed Executive Vice-President of the Company on November 14, 2003. Prior to that date, Mr. St-Michel was President of Temoris.

## 2. CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. *Réjean Gosselin* is a director of Temoris and was a director and officer of Temoris when Temoris was subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements within the required period of time. The cease trade order was lifted in March 2006.

Mr. *André St-Michel* was an officer and director of Temoris when Temoris was subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements within the required period of time. The cease trade order was lifted in March 2006.

Ms. *Luce L. Saint-Pierre* is the secretary of KWG Resources Inc. ("KWG") and Strategic Exploration (STREX) Inc. ("Strex") and was the secretary of these companies when these companies were subject to a cease trade order for a period of more than 30 consecutive days for failing to file their financial statements within the required period of time. The cease trade order for KWG was lifted in 1999 and Strex is still subject to such cease trade order.

Ms. *Luce L. Saint-Pierre* was secretary of St. Geneviève Resources Ltd. and KWG when these companies filed in 1997 a motion under the *Companies Creditors Arrangement Act* (Canada). Ms. Saint-Pierre is still the secretary of these two companies.

## 3. CONFLICTS OF INTEREST

Insofar as certain directors of the Company also serve as directors of other companies, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest.

In exercising their powers and performing their functions, the directors of the Company are required to act honestly and in good faith and in the best interests of the Company, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors.

# LEGAL PROCEEDINGS

On November 3, 2005, legal proceedings were filed in the 6th Civil Court of the Morelos District of Chihuahua, in the Chihuahua State in Mexico against one of the Company's subsidiary, Dia Bras Mexicana, by an individual claiming (i) the annulment and revocation of the purchase contracts of the Bolivar property entered into between Dia Bras Mexicana and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V.; and (ii) US$15 million as damage based on alleged profit made by the Company on the property. Following the notification of said claim against Dia Bras Mexicana, a defense was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of management, in the three most recently completed financial years, no director or executive officer of the Company, or any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of any of the persons or companies referred to above has had any material interest, direct or indirect, that has materially affected or will materially affect the Company.

## TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., 1500 University, Suite 700, Montréal, Québec H3A 3S8, is the transfer agent and registrar of the Company.

## MATERIAL CONTRACTS

There are no material contracts in effect that were not entered into in the ordinary course of the business of the Company.

## INTEREST OF EXPERTS

Mr. Hrayr Agnerian of Roscoe Postle Associates Inc. has prepared and certified the following reports (the "Reports"):

- the Technical report on the Bolivar Cu-Zn Project dated October 25, 2005; and
- the Technical report on the Promontorio Gold-Copper Exploration Property dated January 24, 2005.

To the knowledge of management, Mr. Hrayr Agnerian (a) did not have any interests, registered or beneficial, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates when he prepared the Reports; (b) did not receive any such interest after the filing of the Reports; and (c) is not to receive such interest.

## ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at WWW.SEDAR.COM.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans is contained in the Company's Information Circular for annual meeting of the Company held on May 31, 2006 that involves the election of directors.

Additional financial information is provided in the Company's financial statements and MD&A for the last fiscal year (nine-month period ended December 31, 2005).

File No. 82-34990

DIA BRAS exploration

**For Immediate Release**

**TSX Venture Exchange - DIB**
**No. 14- 2006**

# DIA BRAS PROVIDES CLARIFICATION ON ITS PILOT-MINING PROGRAM IN CHIHUAHUA, MEXICO AND OTHER PROJECTS

Montréal, Québec - August 11, 2006- Dia Bras Exploration Inc. (DIB-V), at the request of the *Autorité des Marchés Financiers* (the "AMF"), provides clarification on its ongoing pilot-mining program, at Bolivar in the State of Chihuahua, Mexico and other activities on the Cusi project, also in Chihuahua, Mexico. These clarifications have been requested in connection with the AMF's approval of the Company's short form prospectus concerning the $10 million bought deal financing.

**BOLIVAR PROJECT**

In October 2004 Dia Bras Exploration, Inc. acquired certain properties (the "Bolivar Properties") located in the southwest part of the State of Chihuahua, Mexico. The Bolivar Properties included a formerly producing, but abandoned mine (the "Mine"). No data such as mine maps, drill or assay results, or detailed geologic maps of the area were available for the Mine or the Bolivar Properties. The Company's management realized that the easily accessible high contents of copper and zinc minerals exposed and visible in the Mine combined with high metal prices provided an opportunity to fast-track the evaluation of the project. As a result, pilot-mining was started five months after the mine was acquired, without the benefit of a detailed scoping or pre-feasibility study being completed.

Since the acquisition of the Bolivar Properties and the Mine, the Company has conducted around the immediate surface area of the Mine, detailed surveying and sampling of the old mine workings, detailed core drilling (both surface and underground), underground exploration by developing additional mine workings, and detailed geologic mapping and topographic surveying. This work has resulted in a determination and identification of mineral resources in the Mine by Roscoe Postle Associates (RPA) ("Roscoe Postle") of Toronto. The resources findings were disclosed in a press release dated November 1, 2005, which were based on a technical report by Roscoe Postle dated October 30, 2005 filed on SEDAR. This technical report while not current recommended that a scoping study be conducted.

The scoping study at Bolivar, recommended in the October 2005 RPA technical report, has not been completed because the Company is still extending the mineralized zones by drilling and underground exploration. However, Dia Bras expects this study will be completed by December 31, 2006 and will be shortly followed-up by a pre feasibility study, which is anticipated to be completed during the first half of 2007. Hence the Company is not at a pre feasibility phase of work as previously stated.

The Company's current operations include the processing of mineralized rock at the Company's Malpaso mill at the rate of approximately 7,000 tonnes per month. The combination of pilot-mining and milling of the rock is providing essential information on metallurgy of the material processed as well as actual operating costs for mining, milling and transportation. Furthermore, since December 2005 the revenues from sale of copper and zinc concentrates allow the Bolivar pilot-mining program to be self-funding (see press release dated July 12, 2006 for the results of the second quarter). The pilot-mining production for the month of July 2006 is estimated at US$2.3 million while direct operation costs are estimated at US$800,000.

As the Company is conducting test-mining on mineral resources of the Bolivar project as part of a combined scoping and pre-feasibility study, these resources by definition are not mineral reserves. The economic viability of the property has neither been demonstrated nor certified and it is impossible to ensure that the current or proposed exploration programs on the property will result in a profitable commercial mining operation.

**CUSI PROJECT**

The Cusi project is subject of an on-going exploration program consisting of regional and detailed surface geologic, structural and alteration mapping, diamond core drilling from the surface, detailed mapping, sampling and dewatering of underground workings, and airborne photography directed at producing orthophoto maps and detailed topographic maps. Dia Bras has mandated Scott Wilson RPA to complete by the end of 2006 an independent 43-101 technical report that may justify a bulk sampling program or pilot-mining on the Cusi project.

**PROMONTORIO PROJECT**

The Promontorio project's reported resources are historical resources and are not NI 43-101 compliant resources as reported in the 2005 Annual Report (p. 11) and in the Annual Report 2004 (page 8).

**MALPASO MILL**

The Company owns through its nominee 78.42% of the Malpaso Mill.

**ABOUT DIA BRAS**

Dia Bras is a Canadian exploration and mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to advancing to commercialization and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:


| | |
|---|---|
| **Thomas L. Robyn** | **Nicole Blanchard** |
| **Executive Chairman** | **Managing Partner** |
| **Dia Bras Exploration** | **Sun International Communications** |
| **(514) 393-8875 ext. 241** | **(450) 627-6600** |
| tlrobyn@msn.com | nicole.blanchard@isuncomm.com |


**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Fax +1 514 205 5675

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)

Dear Sirs/Madams:

We refer to the short form prospectus of Dia Bras Exploration (the "Company") dated August 10, 2006 relating to the sale and issue of 13,000,000 common shares of the Company.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005. Our report is dated April 13, 2006.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
August 10, 2006

**File No. 82-34990**


# COLBY, MONET, DEMERS, DELAGE & CREVIER L.L.P.

BARRISTERS & SOLICITORS
TRADE-MARK AGENTS

Tour McGill College
1501 McGill College Avenue
Suite 2900
Montreal, Quebec
H3A 3M8
Telephone : (514) 284-3663
Telecopier : (514) 284-1961
rmlabbe@colby-monet.com
www.colby-monet.com


August 10, 2006

**AUTORITE DES MARCHES FINANCIERS**
Capital Markets Division
800 Square Victoria, 22nd Floor
P.O. Box 246, Tour de la Bourse
Montreal QC H4Z 1G3

**ONTARIO SECURITIES COMMISSION**
Corporate Finance Branch
20 Queen Street West,
Suite 1903, Box 55
Toronto ON M5H 3S8

**BRITISH COLUMBIA SECURITIES COMMISSION**
Pacific Centre, 5th Floor, 701 West Georgia Street
Vancouver BC V7Y 1L2

**ALBERTA SECURITIES COMMISSION**
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

RE: Dia Bras Exploration Inc. – Final Short Form Prospectus
Our file : 3873 D

We refer to the final short form prospectus (the "Prospectus") dated August 10, 2006 of Dia Bras Exploration Inc. (the "Company") relating to the issue and sale of 13,000,000 common shares of the Company.

We hereby consent to the use of our firm name in the Prospectus and to reference therein to our opinion under the heading "Eligibility for investment".

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services we have performed in connection with such opinion.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Yours very truly,

(s) *Colby, Monet, Demers, Delage & Crevier L.L.P.*

FMC

# FRASER MILNER CASGRAIN LLP

August 10, 2006

**VIA SEDAR**

Dia Bras Exploration Inc.
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission (Principal Regulator)
Autorite des Marches Financiers

Dear Sirs/Mesdames:

**Re: Dia Bras Exploration Inc.**

In connection with the final prospectus dated August 10, 2006 (the "Prospectus") of Dia Bras Exploration Inc., we hereby consent to being named in the Prospectus on the second page and under the headings "Eligibility for Investment", "Legal Matters" and "Interest of Experts" and to the use of our opinion in the Prospectus under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion or within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressees named herein and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

*(signed) "Fraser Milner Casgrain LLP"*

**FRASER MILNER CASGRAIN LLP**

Document1

**File No. 82-34990**

CONSENT OF EXPERT
FILED THROUGH SEDAR

August 10, 2006

TO: Autorité des marchés financiers, as principal regulator under the Mutual Reliance Review System

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE: Dia Bras Exploration Inc. (the "Corporation")
Short Form Prospectus dated August 10, 2006 (the "Prospectus")

Pursuant to section 4.4 of National Instrument 44-101 Short Form Prospectus Distributions, this letter is being filed as the consent of Mr. Hrayr Agnerian of Scott Wilson Roscoe Postle Associates Inc. to (A) being named in the Corporation's annual information form (the "AIF") for the year ended December 31, 2005, dated August 10, 2006, which is incorporated by reference in the Prospectus, and (B) the public filing of Technical Report 43-101 on the Bolivar Cu-Zn Project dated October 25, 2005 and of Technical Report 43-101 on the Promontorio Gold-Copper Exploration Property dated January 24, 2005 (collectively, the "Technical Reports") and the use of the Technical Reports and of portions thereof and information therefrom, in the AIF and the Prospectus.

I also confirm that I have read the Prospectus, that I have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or that are within my knowledge as a result of the services I have performed in connection with the Technical Reports and that the Prospectus fairly and accurately represents the information in the Technical Reports.

Yours truly,

(s) *Hrayr Agnerian*

HRAYR AGNERIAN

**File No. 82-34990**

**DIA BRAS**
exploration

FILED THROUGH SEDAR
Project no. 966459

August 10, 2006

**AUTORITE DES MARCHES FINANCIERS**
Capital Markets Division
800 Square Victoria, 22nd Floor
P.O. Box 246, Tour de la Bourse
Montreal QC H4Z 1G3

**ONTARIO SECURITIES COMMISSION**
Corporate Finance Branch
20 Queen Street West,
Suite 1903, Box 55
Toronto ON M5H 3S8

Executive Director
**BRITISH COLUMBIA SECURITIES COMMISSION**
Pacific Centre, 5th Floor, 701 West Georgia Street
Vancouver BC V7Y 1L2

Executive Director
**ALBERTA SECURITIES COMMISSION**
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

**Subject:** **Dia Bras Exploration Inc. (the "Issuer")**
**Public Offering**
**Final Short Form Prospectus dated August 10, 2006 (the "Prospectus")**

---

Dear Sirs:

In compliance with National Policy 43-201 ("NP 43-201"), we transmit herewith the following documents pertaining to the filing of the Issuer's final short form Prospectus dated August 10, 2006 (the "Prospectus"), as follows:

1. a letter of the Issuer to the Autorité des marchés financiers (Québec), as principal regulator (paragraph 7.4(4) of NP 43-201);

2. the English language version of the executed Prospectus (Appendix A, NP 43-201);

3. the French language version of the executed Prospectus (Appendix A, NP 43-201);

4. the filing fees of $46,50 for the Autorité des marchés financiers (Québec);

5. blacklined copy of the English version of the Prospectus;

6. a consent letter from the Issuer's auditors, PricewaterhouseCoopers LLP;

DIA BRAS
exploration

7. a consent letter from the Issuer's legal counsel, Colby, Monet, Demers, Delage & Crevier L.L.P.; and

8. a consent letter from the Underwriters' legal counsel, Fraser Milner Casgrain L.L.P.;

9. a consent letter from Hrayr Agnerian of Scott Wilson Roscol Postle Associates Inc. in respect of the Technical Report 43-101 on the Bolivar Cu-Zn Project dated October 25, 2005 and of the Technical Report 43-101 on the Promontorio Gold-Copper Exploration Property dated January 24, 2005.

Should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours very truly,

DIA BRAS EXPLORATION INC.

Per: (s) *Luce Saint-Pierre*

Luce L. Saint-Pierre
Corporate Secretary

c.c. Mr. Martin Wong, Dundee Securities Corporation
Mr. Andrew Partington, Paradigm Capital Inc.
Mr. Pierre Colas, Desjardins Securities Inc.
Mrs. Corina Zatreanu, Fraser Milner Casgrain, LLP
Mr. Michel G. Hudon, Colby, Monet, Demers, Delage & Crevier, L.L.P.
(each with a copy of the Prospectus)

630 René-Lévesque West • Suite 2930 • Montréal (Québec) • Canada • H3B 1S6
Tel : (514) 393-8875 • Fax: (514) 866-9857
Website: www.diabras.com

File No. 82-34990

***This short form prospectus (the "Prospectus") constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.*** *No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.* ***These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold directly or indirectly within the United States. This Prospectus does not constitute an offer to sell or solicitation to buy any of the securities offered hereby within the United States. See "Plan of Distribution".***

***Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada.*** *For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Corporate Secretary of the Company at 630 René-Lévesque Blvd. West, Suite 2930, Montréal, Québec H3B 1S6 (telephone: (514) 393-8875)). These documents are also available electronically at www.sedar.com.*

**SHORT FORM PROSPECTUS**

*New Issue* | *August 10, 2006*

DIA BRAS exploration

# DIA BRAS EXPLORATION INC.

## $9,100,000

## 13,000,000 Common Shares

This Prospectus qualifies the distribution (the "Offering") of an aggregate of 13,000,000 common shares ("Common Shares") of Dia Bras Exploration Inc. ("Dia Bras" or the "Company") at a price of $0.70 per Common Share issuable pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of July 21, 2006 between Dundee Securities Corporation, Paradigm Capital Inc. and Desjardins Securities Inc. (collectively the "Underwriters") and the Company. The common shares of the Company are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "DIB". The offering price of the Common Shares was determined by negotiation between the Underwriters and the Company. On July 17, 2006, the last trading day prior to the pricing of the Offering, the closing price of the common shares on TSXV was $0.77. TSXV has conditionally approved the listing of the common shares of the Company issuable in connection with the Offering, subject to Dia Bras fulfilling all of the requirements of the TSX.

## Price: $0.70 per Common Share

| | Price to the Public | Underwriters' Fees(1) | Net Proceeds to Dia Bras(2) |
|---|---|---|---|
| Per Common Share | $0.70 | $0.049 | $0.651 |
| Total | $9,100,000 | $637,000 | $8,463,000 |

(1) In consideration of the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters an aggregate fee (the "Underwriters' Fees") of $637,000, representing 7% of the gross proceeds from the Offering. See "Plan of Distribution".

(2) Before deducting the expenses of the Offering, estimated to be $135,000, which are payable from the proceeds of the Offering.

The Company has granted to the Underwriters compensation options ("Compensation Options") entitling the Underwriters to acquire in the aggregate that number of common shares of the Company which is equal to 7% of the number of Common Shares sold under the Offering and pursuant to the Over-Allotment Option (as hereinafter defined) at any time after the date of issue until the date which is 12 months after the date of the closing of the Offering at a price of $1.00 per common share of the Company. This Prospectus qualifies the grant of the Compensation Options and the common shares of the Company issuable upon the exercise of the Compensation Options. See "Plan of Distribution".

The Company has granted to the Underwriters an option (the "Over-Allotment Option") to acquire up to an aggregate of 1,950,000 additional common shares of the Company at the offering price of $0.70 per common share. The Over-Allotment Option is exercisable in whole or in part at any time during a period of 30 days after the date of the closing of the Offering. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fees and net proceeds to the Company will be $10,465,000, $732,550 and $9,732,450, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the common shares of the Company issuable upon the exercise of the Over-Allotment Option. See "*Plan of Distribution*".

**Investing in the Common Shares involves a high degree of risk as described in this Prospectus under "Risk Factors".**

In connection with the Offering, and subject to applicable laws and policies, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Colby, Monet, Delage, Demers & Crevier LLP, Montréal, Québec and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Toronto, Ontario.

Subscriptions for Common Shares will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without prior notice. It is intended that the closing of this Offering will occur on or about August 17, 2006 or such other date as may be agreed upon by Dia Bras and the Underwriters but not later than August 28, 2006 and that certificates representing the Common Shares will be available for delivery at the closing of the Offering.

The following table sets forth the number of options and other compensation securities that have been issued or may be issued by the Company to the Underwriters:

| Underwriters' Position | Maximum Size or Number of Securities Held | Exercise Period/ Acquisition Date | Exercise Price or Average Acquisition Price |
|---|---|---|---|
| Over-Allotment Option | 1,950,000 | 30 days after the closing of the Offering | $0.70 |
| Compensation Options(1) | 1,046,500 | 12 months after the closing of the Offering | $1.00 |
| Total securities under option | 2,996,500 | | |

(1) Assumes the exercise of the Over-Allotment Option in full.

**As Dundee Securities Corporation, one of the Underwriters, the directors, officers, employees and affiliates thereof, and the associates of each of them, own or control, as of August 10, 2006, in aggregate, 9,388,470 common shares of the Company representing approximately 11.24% of the presently outstanding common shares of the Company, the Company may be considered to be a "connected issuer" of Dundee Securities Corporation for purposes of applicable securities legislation. See "Plan of Distribution".**

## TABLE OF CONTENTS



Subscribers should rely only on the information contained or incorporated by reference in this Prospectus. Dia Bras has not authorized any person to provide different information. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Shares. The Company's business, financial condition, results of operations and prospects may have changed since that date.

This Prospectus summarizes certain documents and other information and subscribers are referred to this documentation and other information for a more complete understanding of what is discussed in this Prospectus. In making an investment decision, subscribers must rely on their own examination of the Company and the terms of the Common Shares, including the merits and risks involved.

The Company is not making any representation to any person acquiring the Common Shares regarding the legality of an investment in the Common Shares by such purchaser under any laws or regulations. Subscribers should not consider any information in this Prospectus to be legal, business or tax advice. They should consult their own attorney, accountant, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Common Shares.

Subscribers must comply with all applicable laws and regulations in force in any applicable jurisdiction and obtain any consent, approval or permission required for the purchase, offer or sale of the Common Shares under the laws and regulations in force in the jurisdiction to which they are subject or in which they make such purchase, offer or sale, and the Company will not have any responsibility therefor.

All references in this Prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted. The consolidated financial statements of Dia Bras incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles. Dia Bras publishes its consolidated financial statements in Canadian dollars.

Unless otherwise indicated, all information in this Prospectus assumes that none of the outstanding employee stock options or any other convertible securities of the Company are exercised and that the Underwriters do not exercise the Over-Allotment Option.

Unless the context otherwise requires, all references to "Dia Bras" or the "Company" include the Company's subsidiaries.

## CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Prospectus or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", "intends" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or general industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, without limitation: general economic and business conditions which will include, among other things, the price of base metals; foreign currency and exchange rate fluctuations; economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy; actions by governmental authorities; government regulations and the associated expenditures required to comply with such regulations (especially safety and environmental laws and regulations); seasonal weather conditions; labour unrest; the Company's ability to attract and retain key management and sufficient skilled workers; costs or penalties associated with unanticipated delays in project completion; dependence on subcontractors for satisfactory performance and completion of some contracts; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. See "Risk Factors".

Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada.** Copies of these documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at the Company's head office located at 630 René-Lévesque Blvd. West, Suite 2930, Montréal, Québec H3B 1S6 (telephone: 514-393-8875) or by accessing the continuous disclosure documents available through the Internet, on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of the Company filed with the securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the amended annual information form dated August 10, 2006 of the Company (the "AIF");

(b) the audited comparative consolidated financial statements of the Company and the notes thereto for the nine-month period ended December 31, 2005 and the year ended March 31, 2005;

(c) the management's discussion and analysis of operating results and financial condition of the Company for the nine-month period ended December 31, 2005 and the year ended March 31, 2005;

(d) the restated unaudited comparative consolidated interim financial statements of the Company and the notes thereto for the three-month periods ended March 31, 2006 and March 31, 2005;

(e) the amended management's discussion and analysis of operating results and financial condition of the Company for the three-month periods ended March 31, 2006 and March 31, 2005; and

(f) the management information circular of the Company dated April 25, 2006 relating to the annual meeting of the shareholders of the Company held on May 31, 2006.

**All documents of the types referred to above and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this Prospectus.**

**Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.**

## THE COMPANY

Dia Bras Exploration Inc. (the "Company" or "Dia Bras") was incorporated under the *Canada Business Corporations Act* as a private company by certificate of incorporation dated April 11, 1996 under the corporate name "Line Islands Exploration Inc." The certificate of amendment dated May 5, 1996 deleted the provisions of the articles of incorporation that constituted the Company as a private company. The certificate of amendment dated December 9, 1999 changed the corporate name of the Company to Dia Bras Exploration Inc. The Company has one wholly-owned Mexican subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("Dia Bras Mexicana") which owns the properties of the Company located in Mexico and the mining equipment and two indirectly wholly-owned subsidiaries: (i) Nichromex S. de R.L. de C.V. which is the operator of the Malpaso mill and holds the license for the Nichromet hydrometallurgical processing technique; and (ii) Servicios de Mineria de la Sierra S. de R.L. de C.V. which provides human resources for the mine, the Malpaso mill and exploration activities.

The Company's head and registered office is at 2930 - 630 René-Lévesque Blvd. West, Montréal, Québec H3B 1S6. The head office of each of the Mexican subsidiaries is at Blas Cano de los Rios #606, Col. San Felipe, C.P. 31240, Chihuahua, Chihuahua, Mexico.

Dia Bras is an exploration mining company. The Company's core assets, the Bolivar and Promontorio properties in Chihuahua State, collectively cover 7,646 hectares in the Sierra Madre mineral belt of northern Mexico. The Company has started a pilot mining program in 2005 as part of a pre-feasibility study on the Bolivar property. The pilot mining program consists of the production of zinc and copper concentrates from development ore. The Company intends to continue the exploration and development of its property holdings in Mexico.

## RECENT DEVELOPMENTS

**Acquisition of Properties**

In May and June 2006, the Company entered into agreements and staked ground in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"). The Cusi Properties, which cover the sites of 12 formerly producing mines, are located in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Malpaso mill. The completion of the transactions described in (i) and (ii) below is subject to the fulfillment by the Company of the obligations thereof under the definitive agreements entered into in respect of such transactions. The terms of such definitive agreements are as follows:

(i) On May 2, 2006, the Company entered into an assignment agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for (i) a cash payment of US$100,000 which has been paid in full and (ii) the issue by the Company to Villalobos and Rodriguez an aggregate of 200,000 common shares of the Company, all of which have been issued. The property is subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Villalobos and Rodriguez. The NSR can be purchased for cancellation by the Company for US$1,000,000.

(ii) On May 30, 2006, the Company entered into an assignment agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for (i) a cash payment by the Company to Aragonez of US$740,000, of which US$100,000 has been paid, and (ii) the issue by the Company to Aragonez of 1,000,000 common shares of the Company, all of which have been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for cancellation by the Company for US$1,000,000.

On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company has an option to acquire a 70% interest in a property owned by Pershimco (the "Pershimco Property") covering 36 hectares located in the Cusi District for (i) a work commitment

of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement; and (ii) a cash payment of US$200,000. This amount has not been paid as of the date of the present. In addition, pursuant to the provisions of the Pershimco Agreement, the Company agreed to subscribe for units of Pershimco at C$0.40 per unit for an aggregate amount of US$300,000, each unit being comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe to one additional common share of Pershimco at a price of C$0.40 during a period of 12 months after the issue of the units. The Pershimco Property is subject to a 2% NSR in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for $US1,000,000 by Pershimco and Dia Bras collectively, with such purchase price to be paid by the Company and Pershimco on a pro-rated basis in accordance with their respective interests in the Pershimco Property. The Company will forfeit its rights under the Pershimco Agreement if it fails to expend US$4,000,000 over the required 30 month period. The Company will not be reimbursed for any amount spent by the Company in respect of the Pershimco Property if it decides to withdraw from its obligations.

In May 2006, the Company staked ground in the Cusi District covering approximately 5,000 hectares for further exploration and development.

On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years, of which US$200,000 has been paid and US$2,800,000 is payable in the next twelve months. The properties are subject to a sliding scale royalty in favor of Minera Cusi as follows: 2% NSR if the price of silver is US$11.00 per ounce or less or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Company may withdraw from its purchase obligations under the proposed acquisition, at any time during the three year period, by providing notice to Minera Cusi and the forfeiture of all prior payments. The completion by the Company of this transaction is subject to the execution of a definitive agreement in respect thereof and regulatory approvals.

**Second Quarter Results of the Bolivar Pilot Mining Program**

During the quarter ended June 30, 2006, the Company processed 22,584 dry metric tons ("DMT") of ore averaging grades of 11.17% Zn and 2.19% Cu. A total of 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate was produced from the 22,584 DMT processed. The value of total concentrate production based on average monthly zinc and copper prices is estimated at US $7.0 million. The Malpaso mill averaged recoveries of 91.87% for zinc and 80.60% for copper. In June 2006, copper recovery increased to 85.48% from 73.97% in April and 81.81% in May. Direct operating costs for the quarter, including shipping of concentrate, are estimated at US $2.4 million.

Activities during this quarter occurred mainly on Level 1 of the Bolivar mine property in the Brecha Linda zone, a zone of high-grade zinc and copper mineralization first accessed in late 2005. Some lower grade development rock was included in the mill feed as the Company took advantage of high metal prices to develop more working faces in the Brecha Linda and a ramp to Level 2 to access the down-dip extension of the Brecha Linda.

During the first six months of 2006, Dia Bras billed a total of US$12.4 million, which includes some final settlement billings for concentrate shipped in late 2005. The Company's total current concentrate production is sold to MRI Trading AG, a Swiss-based privately-owned commodity trading company, pursuant to a standard concentrate purchase agreement.

It is important to note that the Bolivar mine of the Company is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 30 months before the Bolivar mine property reaches the commercial production stage but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the pilot mining program is shown as a reduction of the costs and deferred expenses capitalized to the Bolivar mine project in conformity with Canadian generally accepted accounting principles.

The Company used its net cash flow from the pilot mining program to continue its activities on the Bolivar property and to acquire additional mining and milling equipment. It is important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company operates the Malpaso Mill through a five year lease contract entered into with Compañia Minerometalurgica Malpaso, S. de R.L. M.I. ("CMMM"), which owns the mill. Mr. Luis Medrano Hurtado, Director of Operations of Dia Bras Mexicana, nominee of the Company, is in the process of formalizing the acquisition of seventy eight percent of interest in CMMM. Mr. Hurtado has also offered to purchase the remaining interest in CMMM, after which, the Company and Mr. Hurtado intend to transfer ownership of the mill to Nichromex.

**Recent Work on the Bolivar Property**

Since late May 2006, a ramp has been driven from Level 1 to Level 2 to access the down-dip extension of the Brecha Linda, a high-grade zone of zinc-copper mineralization that the Company has been mining since December 2005. The ramp has accessed high-grade mineralization on Level 2 and development of the zone is in progress.

Another ramp has been driven from Level 6 towards Level 7 with the objective of reaching the chimney-like high-grade Rosario 1, 2 and 3 and Rodolfo Zn-Cu zones approximately 20 metres below Level 6. Dia Bras has already mined these zones above Level 6. Another 50 metres of ramp is required to reach Level 7 and the first Rosario zone, and should be completed before the end of August. These zones continue deeper, as seen in Holes 159 and 168, which intersected the down-dip extensions of Rosario 2 and 3. These samples, the results of which were previously announced in a press release of the Company dated July 5, 2006, were assayed by Chemex.

| Hole | From | To | Length | Cu % | Zn % | Au g/t | Ag g/t | Zone |
|---|---|---|---|---|---|---|---|---|
| DB06B159 | 86.0 | 94.0 | 8.0 | 0.29 | 12.41 | 0.10 | 6.75 | Rosario 2 |
| DB06B159 | 108.3 | 111.3 | 3.0 | 1.17 | 25.20 | 0.43 | 46.67 | Rosario 3 |
| DB06B168 | 83.0 | 87.5 | 4.5 | 2.57 | 4.76 | 0.20 | 112.50 | Rosario 2 |
| DB06B168 | 91.0 | 93.0 | 2.0 | 0.66 | 14.90 | 0.05 | 13.10 | Rosario 2 |
| DB06B168 | 95.0 | 97.0 | 2.0 | 0.37 | 6.77 | 0.04 | 9.80 | Rosario 3 |
| DB06B168 | 126.5 | 131.0 | 4.5 | 1.24 | 2.13 | 0.06 | 24.40 | Rosario 3 |
| DB06B168 | 134.0 | 144.5 | 10.5 | 0.20 | 7.84 | 0.03 | 5.23 | Rosario 3 |
| DB06B168 | 153.5 | 161.0 | 7.5 | 0.83 | 2.56 | 0.02 | 16.64 | Cu-Fe manto |

While driving the ramp past Level 6.5 (1,960-meter elevation), a new zone of massive sulfide ore was encountered, which is 25 metres in length and varies in width from 3 to 5 metres. A raise being developed in this new zone has passed through 8 metres vertically and is still in ore. Assay results for three channel samples taken over 2-metre widths have been received and are shown in the table below. These samples were assayed using the atomic absorption method at the Company's laboratory at the Malpaso mill.

| Sample | Zn % | Cu % | Ag g/t | Pb % |
|---|---|---|---|---|
| 707901 | 35.3 | 5.64 | 110 | 0.20 |
| 707902 | 33.5 | 7.25 | 60 | 0.06 |
| 707903 | 46.3 | 6.69 | 80 | 0.11 |

Horizontally, the Rosario 1, 2 and 3 and Rodolfo massive sulfide zones and this new zone extend 170 metres on strike and range from 3 to 10 metres in width.

The foregoing scientific or technical information has been prepared or reviewed by the Executive Vice-President of the Company, Mr. André St-Michel, a qualified person within the meaning of *National Instrument 43-101 - Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators.

## Drilling Contracts

Pursuant to an agreement dated May 17, 2006 (the "Canmex Agreement") between the Company and Canmex Diamond Drill S.A. de C.V. ("Canmex"), the Company has outsourced its drilling activities on all of its Mexican properties. The Canmex Agreement provides for an initial 25,000 metres of drilling by Canmex on behalf of the Company, at US$92.50 per metre and an option in favor of the Company for an additional 50,000 metres at the same price. For the purposes of its drilling activities under the Canmex Agreement, Canmex will use the equipment and supplies of the Company.

## CONSOLIDATED CAPITALIZATION

Since March 31, 2006, the only material change in the share capital of the Company was the issue of 1,200,000 common shares of the Company pursuant to various option agreements to acquire interests in mineral properties. (See "Recent Developments – Acquisition of Properties"). As of the date of this Prospectus, 83,047,686 common shares of the Company were issued and outstanding. Upon completion of the Offering, there will be an aggregate of 96,047,686 common shares of the Company issued and outstanding (or 97,997,686 common shares of the Company if the Over-Allotment Option is exercised in full).

## USE OF PROCEEDS

The net proceeds to the Company from the issue and sale of the Common Shares after deducting the Underwriters' Fees, but before deducting estimated expenses of the Offering in the amount of $135,000, are estimated to be approximately $8,463,000 (or $9,732,450 if the Over-Allotment Option is exercised in full). The net proceeds of the Offering will be used as follows:

| | **Excluding Over-Allotment** | **Including Over-Allotment** |
|---|---|---|
| Acquisition payments - Cusi Properties (first 12 months) | $4,500,000 | $4,500,000 |
| Additional exploration work on Bolivar, including updated 43-101 Technical Report, scoping study and pre-feasibility study | 2,400,000 | 2,400,000 |
| 43-101 Technical Report on Cusi Properties and preliminary exploration work | 375,000 | 375,000 |
| Working capital | 1,188,000 | 2,457,450 |
| **Total** | **$8,463,000** | **$9,732,450** |

The Company will retain broad discretion in allocating the net proceeds not applied as set forth above. The Company's actual use of such net proceeds may vary depending on the Company's operating and capital needs from time to time.

## PLAN OF DISTRIBUTION

Subject to compliance with all necessary legal requirements and to the terms and conditions of the Underwriting Agreement between Dia Bras and the Underwriters, the Company has agreed to issue and sell, and the Underwriters have severally agreed to purchase, on August 17, 2006 or on such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than August 28, 2006, 13,000,000 Common Shares at the offering price of $0.70 per Common Share for aggregate gross proceeds of $9,100,000, payable in cash to the Company against

delivery of the certificates representing the Common Shares. The offering price of the Common Shares was determined by negotiation between the Company and the Underwriters. The Underwriting Agreement provides that the Company will pay the Underwriters a fee equal to $637,000, representing 7% of the gross proceeds of the Offering.

In addition, the Company has granted to the Underwriters compensation options ("Compensation Options") entitling the Underwriters to acquire in the aggregate that number of common shares of the Company which is equal to 7% of the number of Common Shares sold under the Offering and pursuant to the Over-Allotment Option for a period of 12 months after the date of the closing of the Offering at a price of $1.00 per common share of the Company. This Prospectus qualifies the grant of the Compensation Options and the common shares of the Company issuable upon the exercise of the Compensation Options.

The Company has also granted the Underwriters the Over-Allotment Option to purchase up to 1,950,000 additional common shares of the Company at the offering price of $0.70 per common share payable in cash to the Company against delivery of such additional common shares of the Company. The Over-Allotment Option is exercisable in whole or in part at any time during a period of 30 days after the date of the closing of the Offering. To the extent that the Underwriters exercise the Over-Allotment Option, each Underwriter will become obligated, subject to various conditions, to purchase a number of additional common shares of the Company proportionate to such Underwriter's initial commitment. If the Over-Allotment Option is exercised in full, the aggregate total price to the public will be $10,465,000, the total fees payable to the Underwriters will be $732,550 and the total net proceeds to the Company will be $9,732,450. This Prospectus qualifies the grant of the Over-Allotment Option and the common shares of the Company issuable upon the exercise of the Over-Allotment Option.

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Common Shares are subject to approval of certain legal matters and to specified conditions precedent. The conditions contained in the Underwriting Agreement include, among other things, the requirement that the representations and warranties made by Dia Bras to the Underwriters are true and correct and that Dia Bras delivers to the Underwriters customary closing documents. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated by the Underwriters at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

The Company has also agreed to indemnify the Underwriters, and each of the associates and affiliates of each of them, and each of the directors, officers, employees, shareholders, partners, advisors and agents of each of them against certain liabilities and expenses and to contribute to payments that the underwriters may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the closing date, without the prior written consent of Dundee Securities Corporation, as lead Underwriter, issue or sell any common shares of the Company or securities convertible into or exchangeable or exercisable for common shares of the Company, subject to certain exceptions.

The Common Shares will be offered in each of the Provinces of Québec, Ontario, Alberta and British Columbia through the Underwriters. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States except in a transaction exempt from the registration requirements of the 1933 Act.

Pursuant to the policy statements of the Ontario Securities Commission and the *Autorité des marchés financiers*, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company. These restrictions are subject to exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. Exceptions include a bid or purchase permitted under the rules and requirements of the TSXV relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with the Offering, subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions related to their over-allotted position or effect transactions which stabilize or maintain the market price of the common shares of the Company at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

TSXV has conditionally approved the listing of the common shares of the Company issuable in connection with the Offering, subject to Dia Bras fulfilling all of the requirements of the TSXV.

As Dundee Securities Corporation, one of the Underwriters, the directors, officers, employees and affiliates thereof, and the associates of each of them, own or control, as of August 10, 2006, in aggregate, 9,388,470 Common Shares representing approximately 11.24% of the presently outstanding Common Shares, the Company may be considered to be a "connected issuer" of Dundee Securities Corporation for purposes of applicable securities legislation. The decision to proceed with the distribution of the Common Shares under the Offering and the determination of the terms of the distribution were made through negotiations between Dundee Securities Corporation, the other Underwriters and the Company. Dundee Securities Corporation and the other Underwriters participated in the due diligence activities performed in connection with the Offering. The proceeds of the Offering will not be applied for the benefit of Dundee Securities Corporation or any affiliate thereof other than its portion of the fee payable by the Company to the Underwriters in connection with the Offering.

## DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value of which 83,047,686 common shares are issued and outstanding as at the date hereof. Each common share carries one vote. The holders of the common shares of the Company are entitled to receive notice of, attend and vote at any meeting of shareholders of the Company. The holders of the common shares of the Company are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors of the Company, out of funds legally available therefor. On liquidation, dissolution or winding-up of the Company, the holders of the common shares of the Company are entitled to receive on a pro rata basis all the assets of the Company remaining after payment of all of the Company's liabilities.

## ELIGIBILITY FOR INVESTMENT

In the opinion of Colby, Monet, Delage, Demers & Crevier LLP, counsel for the Company, and Fraser Milner Casgrain LLP, counsel for the Underwriters, provided the Common Shares are listed on a prescribed stock exchange in Canada (within the meaning of the Income Tax Act (Canada) (the "Tax Act") and which currently includes the TSXV), the Common Shares offered hereby would be, if issued on the date hereof, qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act.

## LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on behalf of the Company by Colby, Monet, Delage, Demers & Crevier LLP, Montréal, Québec, and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Toronto, Ontario.

## INTEREST OF EXPERTS

The names of the experts in connection with this Prospectus, either directly or in a document incorporated by reference herein, are Colby, Monet, Delage, Demers & Crevier LLP, Fraser Milner Casgrain LLP, PricewaterhouseCoopers LLP and Mr. Hrayr Agnerian of Scott Wilson Roscoe Postle Associates Inc. Except as disclosed herein, none of the experts, or any director, officer, employee or partner thereof, as applicable, has received a direct or indirect interest in any securities or other property of the Company or of any associate of the Company.

As of the date of this Prospectus, the partners of Colby, Monet, Delage, Demers & Crevier LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company's outstanding common shares.

PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Code of Ethics of the *Ordre des comptables agréés du Québec.*

As of the date of this Prospectus, neither Mr. Hrayr Agnerian nor any of the partners of Scott Wilson Roscoe Postle Associates Inc. held any direct or indirect interest in any securities or other property of the Company.

## RISK FACTORS

As an exploration mining company, the Company faces the environmental, operational, financial and political risks inherent to the nature of its activities as well as other risks, such as fluctuations in commodity prices, exchange rates, and financial market conditions in general. As a result, the securities of the Company must be considered speculative. Prospective purchasers of the Common Shares should give careful consideration to all of the information contained or incorporated by reference in this Prospectus and, in particular, the following risk factors:

### Business Risk

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the advanced exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

### Nature of Mineral Exploration and Mining

The Company's future is dependent on the Company's exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current or proposed exploration programs on the Company's exploration properties will result in a profitable commercial mining operation.

The Company's operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position and results of operation.

Whether a deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of copper, zinc, silver or gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

**Infrastructure**

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations of the Company.

**Land Title**

The Company has taken reasonable measures in accordance with industry standards for properties at the same stage of exploration as those of the Company, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by the Company.

**Capital Needs**

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. Two important sources of future funds available to the Company are the sale of additional equity capital and the borrowing of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

**Dilution to the Company**

As of August 10, 2006, 83,047,686 common shares of the Company were issued and outstanding. The Company also has outstanding warrants to purchase an additional 12,002,068 common shares of the Company at a price of C$0.90 per common share until November 2006 as well as 7,132,333 options exercisable at prices varying between $0.22 and $1.30 and expiring between October 2008 and February 2011. The increase in the number of common shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the common shares. In addition, as a result of such additional common shares being issued, the voting power of the Company's existing shareholders will be substantially diluted.

**Environmental Risks and Hazards**

All phases of the operations of the Company are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of the Company. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or

remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the mining operations and cause increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing properties or require the abandonment or delays in development of new mining properties.

## Governmental Regulation

The operations of the Company are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the mines to be constructed on the land comprising the Bolivar property and the Cusi Properties and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine. As part of their normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of the Company, could result in substantial costs and liabilities in the future.

## Permitting

The operations of the Company are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

## Commodity Prices

The price of the common shares of the Company and the Company's financial results may be significantly adversely affected by a decline in the price of any or all of: copper, zinc, gold or silver. The prices of these commodities fluctuate widely, especially in recent years, and are affected by numerous factors beyond the Company's control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of countries which produce such commodities in significant quantities throughout the world.

## Uninsured Risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

## Foreign Operations

The operations of the Company are currently conducted in Mexico and as such the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of the Company.

## Foreign Exchange Rate Risk

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. The Company purchases Mexican currency on an as needed basis and in accordance with its budget.

## Uncertainty of Resource Estimates

The resource estimates in respect of the properties of the Company are based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of mineralization actually recovered may differ from the estimated average grades used to calculate the resource estimates. Such figures have been determined based upon assumed commodity prices and operating costs. Future production could differ dramatically from resource estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect resources;
- the grade of the resources may vary significantly from time to time and there is no assurance that any particular level of copper, zinc, silver or gold may be recovered from the resources; and
- declines in the market price of copper, zinc, silver or gold may render the mining of some or all of the resources uneconomic.

Any of these factors may require the Company to reduce its resource estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of metals fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

**Pilot Mining Program**

No assurance can be given that the intended or expected results of production schedules or the estimated direct operating cash costs will be achieved in respect of the pilot mining program. Factors, such as the need for the orderly development of mineralized bodies or the processing of new or different ore grades, the prices of commodities and the operating costs may force the Company to terminate the pilot mining program.

**Competition**

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties in the future will depend on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

**Conflicts of Interest**

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

**Performance of Key Personnel**

The Company is relying solely on its past business success of its officers to identify properties of merit. The success of the Company is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have a material adverse effect upon the business and prospects of the Company. In such event, the Company will seek satisfactory replacements but there can be no guarantee that appropriate personal may be found. The Company currently does not have key person insurance on these individuals.

**Acquisition Strategy**

As part of the Company's business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

**Political Risk**

The Company believes that the government of Mexico supports the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in Mexico will not result in the Mexican government adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in Mexico may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

### Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development-stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuations in price will not occur.

### No Dividends

The Company has not paid any dividends on its common shares during the past five years. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

## AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Montréal, Québec. The transfer agent and the registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal office in Montréal, Québec.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages if the prospectus and any amendment contain a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## AUDITOR'S CONSENT

To the Board of Directors of Dia Bras Exploration Inc.

We have read the short form prospectus of Dia Bras Exploration Inc. (the "Company") dated August 10, 2006 relating to the issue and sale of 13,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005. Our report is dated April 13, 2006.

(Signed) *"PricewaterhouseCoopers LLP"*

Chartered Accountants
Montréal, Québec
August 10, 2006

## CERTIFICATE OF THE COMPANY

Dated: August 10, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces Ontario, Alberta and British Columbia. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) "*Réjean Gosselin*"
Réjean Gosselin

President, Chief Executive Officer and Director

(Signed) "*Leonard Teoli*"
Leonard Teoli

Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(Signed) "*Thomas L. Robyn*"
Thomas L. Robyn

Director

(Signed) "*Philip Renaud*"
Philip Renaud

Director

# CERTIFICATE OF THE UNDERWRITERS

Dated: August 10, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Ontario, Alberta and British Columbia. For the purpose of the Province of Québec this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**DUNDEE SECURITIES CORPORATION**

(Signed) "*David Anderson*"
David G. Anderson

**PARADIGM CAPITAL INC.**

(Signed) "*John Warwick*"
John Warwick

**DESJARDINS SECURITIES INC.**

(Signed) "*Pierre Colas*"
Pierre Colas

DIA BRAS exploration

# FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS (AMENDED)

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the amended interim filings (as this term is defined in Regulation 52-109 respecting *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **MARCH 31, 2006**;

2. Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings;

3. Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the amended interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 25, 2006.

**RÉJEAN GOSSELIN,**
Chief Executive Officer

630 René-Lévesque West • Suite 2930 • Montréal (Québec) • Canada • H3B 1S6
Tel : (514) 393-8875 • Fax: (514) 866-9857
Website: www.diabras.com

File No. 82-34990

DIA BRAS
exploration

# FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS (AMENDED)

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the amended interim filings (as this term is defined in Regulation 52-109 respecting *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **MARCH 31, 2006**;

2. Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings;

3. Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the amended interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 25, 2006.

**LEONARD TEOLI,**
Chief Financial Officer

630 René-Lévesque West • Suite 2930 • Montréal (Québec) • Canada • H3B 1S6
Tel : (514) 393-8875 • Fax: (514) 866-9857
Website: www.diabras.com

File No. 82-34990

AUTORITÉ
DES MARCHÉS
FINANCIERS

**AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS**

***ET***

**Exploration Dia Bras inc.**

*Nom de l'émetteur*

**DOCUMENT DE DÉCISION**

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié provisoire de l'émetteur susmentionné en date du 21 juillet 2006 a été visé par les autorités de la *Colombie-Britannique*, de l'*Alberta*, de l'*Ontario* et du *Québec*.

Fait à Montréal, le 21 juillet 2006.

L'Autorité des marchés financiers,

*(s) Benoit Dionne*
Benoit Dionne
Chef du Service du financement des sociétés

**Numéro du projet SEDAR : 966459**

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

AUTORITÉ
DES MARCHÉS
FINANCIERS

**DÉCISION N° : 2006-MC-1949**

**NUMÉRO DE PROJET SÉDAR: 966459**

**VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE**

**(Régime d'examen concerté)**

**Exploration Dia Bras inc.**

*Nom de l'émetteur*

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 21 juillet 2006.

L'Autorité des marchés financiers,

Le 21 juillet 2006

Date du visa

*(s) Benoit Dionne*

Benoit Dionne
Chef du Service du financement des sociétés

/ir

File No. 82-34990

**SCOTT WILSON RPA.** ***www.rpacan.com***

Suite 501
55 University Avenue
P.O. Box 55
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395

CONSENT OF EXPERT
FILED THROUGH SEDAR

July 21, 2006

TO: Autorité des marchés financiers, as principal regulator under the Mutual Reliance Review System

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE: Dia Bras Exploration Inc. (the "Corporation")
Short Form Prospectus dated July 20, 2006 (the "Prospectus")

Pursuant to section 4.4 of National Instrument 44-101 Short Form Prospectus Distributions, this letter is being filed as the consent of Mr. Hrayr Agnerian of Scott Wilson Roscoe Postle Associates Inc. to (A) being named in the Corporation's annual information form (the "AIF") for the year ended December 31, 2005, dated May 23, 2006, which is incorporated by reference in the Prospectus, and (B) the use of Technical Report 43-101 on the Bolivar Cu-Zn Project dated October 25, 2005 and of Technical Report 43-101 on the Promontorio Gold-Copper Exploration Property dated January 24, 2005 (collectively, the "Technical Reports"), and of portions thereof and information therefrom, in the AIF and the Prospectus.

I also confirm that I have read the Prospectus and that I have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or that are within my knowledge as a result of the services I have performed in connection with the Technical Reports.

Yours truly,

(s) Hrayr Agnerian

HRAYR AGNERIAN

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## Restated Interim Consolidated Financial Statements
First Quarter ended March 31, 2006
(UNAUDITED)

# Dia Bras Exploration Inc.
Consolidated Balance Sheets (unaudited)

| | As at March 31, 2006 $ (restated, note 19) | As at December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 3,920,853 | 3,541,961 |
| Short-term deposits, maturing between August 29, 2006 and March 2, 2007, bearing interest at a rate between 1.5% and 2.7% per annum (as at March 31, 2005 – maturing August 31, 2005 and bearing interest at 1.5%) | 25,000 | 15,000 |
| Receivable | 658,000 | 327,000 |
| Sales tax and other receivables | 1,421,798 | 1,037,122 |
| Inventories from pilot mining program (note 4 ) | 28,964 | 142,239 |
| Temporary investment (note 5) | - | 42 |
| Prepaid expenses | 75,000 | 94,048 |
| | 6,129,615 | 5,157,412 |
| **Mining assets** (note 6) | 18,870,853 | 19,912,804 |
| **Deferred costs – Advance on royalty payment** (note 7) | 350,000 | 350,000 |
| | 25,350,468 | 25,420,216 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 741,824 | 749,676 |
| Current portion of obligation related to assets under capital lease (note 8) | 95,512 | 90,904 |
| Income taxes payable | - | 45,000 |
| | 837,336 | 885,580 |
| **Obligation related to assets under capital lease** (note 8) | 109,442 | 137,947 |
| **Future income tax liabilities** | 287,000 | 397,600 |
| | 1,233,778 | 1,421,127 |
| **Shareholders' Equity** | | |
| **Share capital** (note 9) | 26,974,891 | 26,921,601 |
| **Warrants** (note 10) | 2,880,496 | 2,880,496 |
| **Contributed surplus** (note 12) | 5,246,418 | 4,802,240 |
| **Deficit** | (10,985,115) | (10,605,248) |
| | 24,116,690 | 23,999,089 |
| | 25,350,468 | 25,420,216 |

## Approved by the Board of Directors

(s) Thomas L. Robyn Director (s) Philip Renaud

# Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

| | For the three-month period ended March 31, 2006 $ (restated, note 19) | For the three-month ended March 31, 2005 $ |
|---|---|---|
| **Income** | | |
| Interest income and other | 18,875 | - |
| Gain on disposal of temporary investment (note 5) | 152,800 | 38,285 |
| Gain on currency exchange | - | 51,902 |
| | 171,675 | 90,187 |
| **Expenses** | | |
| Administrative expenses | 139,186 | 66,513 |
| Professional and consulting fees | 83,607 | 62,548 |
| Information to shareholders and trustee fees | 73,334 | 33,064 |
| Business development | 61,610 | 54,113 |
| Stock-based compensation costs (note 11) | 234,685 | 115,466 |
| Amortization and write-off of property, plant and equipment | - | 1,729 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6(a)(iii) and (vii)) | - | 201,128 |
| Write-down of temporary investment | - | 45,833 |
| Loss on currency exchange | 69,720 | - |
| | 662,142 | 586,643 |
| **Loss before income taxes for the period** | 490,467 | 496,456 |
| **Future income taxes recovery** (note 13) | (110,600) | - |
| **Loss for the period** | 379,867 | 496,456 |
| **Deficit – Beginning of period** | (10,605,248) | (7,972,100) |
| **Deficit – End of period** | (10,985,115) | (8,468,556) |
| **Basic and diluted cumulative loss per share** | 0,01 | 0.01 |
| **Basic and diluted weighted average number of outstanding shares** | 81,739,639 | 51,161,921 |

# Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows (unaudited)

| Cash flows from | For the three-month period ended March 31, 2006 $ (restated, note 19) | For the three-month period ended March 31, 2005 $ |
|---|---|---|
| **Operating activities** | | |
| Loss for the period | (379,867) | (496,456) |
| Adjustments for | | |
| Future income taxes (note 13) | (110,600) | - |
| Stock-based compensation costs | 234,685 | 115,466 |
| Gain on disposal of temporary investment (note 5) | (152,800) | - |
| Amortization and write-off of property, plant and equipment | - | 1,729 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6 (a)(vii)) | - | 201,128 |
| Write-down of temporary investment | - | 45,833 |
| Unrealized gain on currency exchange | (3,724) | (51,902) |
| | (412,306) | (177,953) |
| Changes in non-cash working capital items (note 15) | (326,912) | (618,083) |
| | (739,218) | (796,036) |
| **Financing activities** | | |
| Payment of obligation related to asset under capital lease | (20,173) | - |
| Share capital issued (note 9) | 33,937 | 114,750 |
| | 13,764 | 114,750 |
| **Investing activities** | | |
| Increase in mining assets | (4,836,777) | (2,748,456) |
| Proceeds from sales of concentrate | 5,798,281 | - |
| Purchase of short-term deposits | (10,000) | - |
| Acquisition of temporary investment (note 5) | (260,000) | - |
| Disposal of temporary investment (note 5) | 412,842 | - |
| Purchase of property, plant and equipment | - | (20,757) |
| | 1,104,346 | (2,769,213) |
| **Translation adjustments on cash and cash equivalents** | - | (27,021) |
| **Increase (decrease) in cash and cash equivalents during the period** | 378,892 | (3,477,520) |
| **Cash and cash equivalents – Beginning of period** | 3,541,961 | 6,432,390 |
| **Cash and cash equivalents – End of period** | 3,920,853 | 2,954,870 |
| **Supplemental disclosure of cash flow information** | | |
| Interest paid | 11,504 | - |
| Income tax paid | 45,000 | - |

## 1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program as part of a pre-feasibility study. However, the Company is not considered having reached a level of commercial production.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, in order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from March 31st to December 31st.

## 2 Significant accounting policies

### Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements. All disclosure required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2005 audited financial statements.

### Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

**Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments repurchasable at all time without penalties.

**Temporary investment**

The temporary investment is recorded at the lower of cost and quoted market value.

**Inventories from pilot mining**

Inventories from pilot mining consist of ore and concentrate located at the plant which are recorded at the lower of cost and net realizable value.

**Property, plant and equipment**

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

**Mining assets**

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

*Costs and deferred exploration expenses*

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The company expects commercial production on the Bolivar project to commence not later than 2009 year end. Commercial production has been defined as being the stage were the Company had reached a production level of 65% for a consecutive period of 90 days with a maximum time period of six months. The production level will be calculated on the rated capacity of a mill on mine site which can process approximately 2,000 tonnes per day. The development of the mine and the construction of the mill on mine site are planned to start in mid – 2008 after reception of a bankable feasibility study to be commissioned in early 2007.

*Exploration building and equipment*

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

| | **Method** | **Rate/Period** |
|---|---|---|
| Building | Declining balance | 10% |
| Equipment and rolling stock | Declining balance | 30% |
| Computers and office furniture | Straight-line | 3 years |

*Supplies inventory*

Supplies inventory is recorded at the lower of cost and replacement value.

**Deferred costs – Advance on royalty payment**

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

**Intangible asset – Licence**

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

**Stock option plan and stock-based compensation costs**

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

**Foreign currency translation**

*Foreign currency*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations and deficit are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

*Foreign operations*

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

**Income taxes**

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

**Share and warrant issue expenses**

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

### Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

### Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

## 3 Financial instruments

### Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposits, the receivable, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

### Interest rate risk

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The short term deposits and the obligation related to the asset under capital lease bear interest at a fixed rate.

### Foreign exchange risk

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

### Credit Risk

The Company is exposed to credit risk to the extent that its debtors may be unable to repay amounts owing to the Company. The totality of the Company receivable is with a sole client and is subject to normal credit risks.

The totality of sales tax receivable is with the Government of Mexico and as such management believe it don't represent a significant credit risk.

## 4 Inventories from pilot mining program

| | As at March 31, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Ore | 5,017 | 83,921 |
| Concentrate | 23,947 | 58,318 |
| | 28,964 | 142,239 |

## 5 Temporary investment

| | As at March 31, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Ecu Silver Mining Inc. (as at December 31, 2005 – 166 common shares and 666,666 warrants and quoted market value $73) | - | 42 |

As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver exercisable at a price of $0.39 per warrant. During the three-month period ended March 31, 2006, the company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

## 6 Mining assets

| | As at March 31, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Costs and deferred exploration expenses (a) | 12,388,535 | 13,537,347 |
| Exploration building and equipment (b) | 4,982,723 | 4,979,639 |
| Supplies inventory | 1,020,821 | 1,119,116 |
| Deposits on future mining assets | 478,774 | 276,702 |
| | 18,870,853 | 19,912,804 |

a) Cost and deferred exploration expenses

| | Cost | | Deferred exploration expenses | | Total | |
|---|---|---|---|---|---|---|
| | As at March 31, 2006 $ | As at December 31, 2005 $ | As at March 31, 2006 $ | As at December 31, 2005 $ | As at March 31, 2006 $ | As at December 31, 2005 $ |
| **Mexico (Chihuahua District)** | | | | | | |
| Bolivar projects (options) | | | | | | |
| Bolivar mine (i) | 1,622,465 | 1,433,381 | 6,439,331 | 7,858,922 | 8,061,796 | 9,292,303 |
| Piedras Verdes (ii) | 301,895 | 301,828 | 2,072,362 | 2,072,362 | 2,374,257 | 2,374,190 |
| San José (iii) | 100,082 | 74,864 | 271,504 | 271,504 | 371,586 | 346,368 |
| Mezquital | 26,173 | 24,495 | 99,105 | 99,105 | 125,278 | 123,600 |
| La Cascada | 9,226 | 8,282 | 133,577 | 133,577 | 142,803 | 141,859 |
| Val | 2,624 | 2,560 | 100,928 | 100,928 | 103,552 | 103,488 |
| Other | 27,748 | 27,158 | 33,714 | 33,714 | 61,462 | 60,872 |
| Promontorio projects (options) | | | | | | |
| Promontorio and Hidalgo (iv) | 136,181 | 135,702 | 863,985 | 811,330 | 1,000,166 | 947,032 |
| El Magistral (v) | 147,635 | 147,635 | - | - | 147,635 | 147,635 |
| | 2,374,029 | 2,155,905 | 10,014,506 | 11,381,442 | 12,388,535 | 13,537,347 |

| | For the three-month period ended March 31, 2006 $ | For the nine-month ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 13,537,347 | 10,197,775 |
| Costs and deferred exploration expenses | | |
| Property acquisition and related costs | 218,124 | 451,263 |
| Sampling | 74,686 | 179,671 |
| Geology consulting and management | 265,957 | 660,598 |
| Geophysical survey | 6,646 | 27,927 |
| Drilling and mining development | 1,235,151 | 1,352,627 |
| Pilot milling | 576,532 | 1,570,210 |
| Supervision and local administrative costs | 301,388 | 1,056,287 |
| Transportation of ore and concentrate | 1,445,026 | 2,530,748 |
| Road | - | 41,725 |
| Camp costs and food | 305,739 | 550,053 |
| Capitalized amortization of exploration building and equipment | 322,374 | 833,442 |
| Stock based compensation costs (note 11) | 228,846 | 205,011 |
| | 4,980,469 | 9,459,562 |
| Write-off of mining assets – Costs and deferred exploration expenses ((iii) and (vi)) | - | (557,588) |
| Sales of concentrate | (6,129,281) | (5,562,402) |
| | (1,148,812) | 3,339,572 |
| Balance – End of period | 12,388,535 | 13,537,347 |

**Mexico**

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| September 2006 | 162,500 |

During the three-month period ended March 31, 2006, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $6,129,281(nil for the three-month period ended March 31, 2005). In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

| | **US$** |
|---|---|
| December 2006 | 20,000 |

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in the Santa Maria and San Jose, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded during the nine-month period ended December 31, 2005, a write-off of mining asset of $403,152.

The remaining payments for the San Jose project as at March 31st, 2006 are as follows:

| | **San José US$** |
|---|---|
| July 2006 | 37,500 |
| January 2007 | 37,500 |
| July 2007 | 37,500 |
| January 2008 | 37,500 |

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

| | US$ |
|---|---|
| June 2006 | 100,000 |
| June 2007 | 150,000 |
| June 2008 | 150,000 |
| June 2009 | 2,500,000 |

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

| | US$ |
|---|---|
| November 2006 | 75,000 |
| November 2007 | 100,000 |
| November 2008 | 200,000 |
| November 2009 | 500,000 |

vi) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

vii) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the quarter ended March 31, 2005.

b) Exploration building and equipment

| | As at March 31, 2006 | | |
|---|---|---|---|
| | **Cost**<br>**$** | **Accumulated amortization**<br>**$** | **Net**<br>**$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,230,255 | 123,639 | 1,106,616 |
| Camp | 397,346 | 68,948 | 328,398 |
| Machinery and equipment | 3,092,029 | 732,163 | 2,359,866 |
| Computers and office furniture | 295,799 | 113,193 | 182,606 |
| Rolling stock | 1,243,705 | 452,633 | 791,072 |
| Rolling stock under capital lease | 235,566 | 21,401 | 214,165 |
| | 6,494,700 | 1,511,977 | 4,982,723 |

| | As at December 31, 2005 | | |
|---|---|---|---|
| | **Cost**<br>**$** | **Accumulated amortization**<br>**$** | **Net**<br>**$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,236,886 | 92,729 | 1,144,157 |
| Camp | 397,346 | 59,725 | 337,621 |
| Machinery and equipment | 2,801,458 | 579,361 | 2,222,097 |
| Computers and office furniture | 268,828 | 90,919 | 177,909 |
| Rolling stock | 1,229,158 | 361,417 | 867,741 |
| Rolling stock under capital lease | 235,566 | 5,452 | 230,114 |
| | 6,169,242 | 1,189,603 | 4,979,639 |

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the province of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently the capital lease obligation was eliminated.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $504,171 and committed itself to an additional amount of $145,875 (US$125,000). This latter consideration is included in accounts payable and accrued liabilities as at March 31, 2006. (As at December 31, 2005, $233,180 (US$ 200,000)).

## 7 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

## 8 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

| | As at March 31, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Years ending December 31, 2006 (remainder) | 96,867 | 130,166 |
| 2007 | 95,088 | 96,599 |
| 2008 | 64,858 | 66,569 |
| | 256,813 | 293,334 |
| Less: Interest | 51,859 | 64,483 |
| Total liability (note 8 (b)) | 204,954 | 228,851 |
| Less: Current portion | 95,512 | 90,904 |
| | 109,442 | 137,947 |

b) Included in the amount of $204,954 ($228,851 as at December 31, 2005) is approximately $58,717 payable in U.S. dollars (US$50,311)($68,259-US$59,355 as at December 31, 2005) and $146,237 MP$1,365,835 payable in Mexican pesos-($160,592-MP$ 1,461,369 as at December 31, 2005).

c) The weighed average interest rate for the obligations related to assets under capital lease is 24%. Interest expense for the three-month period ended March 31, 2006 amounted to $11,504 (nil for the three-month period ended March 31, 2005).

## 9 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

| | For the three-month period ended March 31, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of shares | Amount $ | Number of shares | Amount $ |
| Balance – Beginning of period | 81,724,769 | 26,921,601 | 51,457,477 | 20,782,703 |
| Issued and paid in cash (i) | - | - | 22,500,000 | 4,500,000 |
| Issued following exercise of warrants (ii) | - | - | 7,767,292 | 1,638,898 |
| Issued following exercise of stock options (note 11) | 122,917 | 53,290 | - | - |
| Balance – End of period | 81,847,686 | 26,974,891 | 81,724,769 | 26,921,601 |

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (note 10).

## 10 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

| | For the three-month period ended March 31, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of warrants | Amount $ | Number of warrants | Amount $ |
| Balance – Beginning of period | 12,002,068 | 2,880,496 | 29,125,399 | 6,165,776 |
| Exercised (note 9 (ii)) | - | - | (7,767,292) | (318,459) |
| Expired (note 12) | - | - | (9,356,039) | (2,966,821) |
| Balance – End of period | 12,002,068 | 2,880,496 | 12,002,068 | 2,880,496 |

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of March 31, 2006:

| Exercise price $ | Number of warrants | Expiry date |
|---|---|---|
| 0.90 | 12,002,068 | November 2006 |

## 11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of March 31st, 2006, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 8,100,000 (5,900,000 as of December 31st, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

A summary of changes in the Company's stock options outstanding is presented below:

| | For the three-month period ended March 31, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of options | Average exercise price $ | Number of options | Average exercise price $ |
| Beginning of period | 4,786,250 | 0.59 | 3,046,250 | 0.79 |
| Granted | 2,700,000 | 0.40 | 1,940,000 | 0.29 |
| Exercised | (122,917) | 0.28 | - | - |
| Expired or cancelled | (231,000) | 0.80 | (200,000) | 0.85 |
| End of period | 7,132,333 | 0.52 | 4,786,250 | 0.59 |

A summary of options outstanding and exercisable as at March 31, 2006 is presented below:

| | Number of options | | |
|---|---|---|---|
| Exercise Price $ | Outstanding | Exercisable | Expiry date |
| 0.85 | 855,000 | 855,000 | October 2008 |
| 1.30 | 40,000 | 40,000 | January 2009 |
| 0.75 | 1,217,000 | 1,217,000 | August 2009 |
| 0.75 | 500,000 | 375,000 | February 2010 |
| 0.30 | 1,695,333 | 847,667 | September 2010 |
| 0.22 | 125,000 | 62,500 | September 2010 |
| 0.40 | 2,700,000 | 675,000 | February 2011 |
| | 7,132,333 | 4,072,167 | |

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the three-month period ended March 31, 2006 and the three-month period ended March 31, 2005 using the fair value method. Total stock based compensation costs for the three-month period ended March 31, 2006 amount to $463,531 (note 12) (for the three-month period ended March 31, 2005 – $173,225), including $228,846 (for the three-month period ended March 31, 2005-$57,759) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $234,685 (for the three-month period ended March 31, 2005 – $115,466) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

| | For the three-month period ended March 31, 2006 | For the three-month period ended March 31, 2005 |
|---|---|---|
| Average dividend per share | Nil | Nil |
| Estimated volatility | 98% | 108% |
| Risk-free interest rate | 4.06% | 4.5% |
| Expected life of options granted | 4 years | 4 years |
| Option price | $0.40 | $0.75 |
| Weighted average of estimated fair value of each option granted | $0.28 | $0.51 |

## 12 Contributed surplus

| | For the three-month period ended March 31, 2006 $ | For the nine-month period ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 4,802,240 | 1,380,600 |
| Stock-based compensation cost (note 11) | 463,531 | 454,819 |
| Exercise of options (note 11) | (19,353) | - |
| Warrants expired (note 10) | - | 2,966,821 |
| Balance – End of period | 5,246,418 | 4,802,240 |

## 13 Income taxes

a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

| | For the three-month period ended March 31, 2006 $ | For the three-month period ended March 31, 2005 $ |
|---|---|---|
| Income tax benefit using statutory income tax rates | (156,437) | (154,497) |
| Income tax rate differential in Mexico | 2,117 | 6 277 |
| Stock-based compensation costs | 75,146 | 35 933 |
| Non taxable portion of capital gain | (24,463) | - |
| Increase in the valuation allowance | 95,700 | 190 200 |
| Foreign exchange loss recoverable in Mexico | (156,041) | (87 000) |
| Inflation taxable on net financial liabilities in Mexico | 40,263 | - |
| Non-deductible items in Mexico | 19,442 | - |
| Other | (6,327) | 9 087 |
| | (110,600) | - |

## 14 Asset retirement obligations

As at March 31, 2006, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 15 Statements of cash flows

The changes in non-cash working capital items are as follows:

| | For the three-month period ended March 31, 2006 $ | For the three-month period ended March 31, 2005 $ |
|---|---|---|
| Sales tax and other receivables | (384,676) | (349,395) |
| Inventories from pilot mining program | 113,275 | (220,600) |
| Prepaid expenses | 19,048 | 28,461 |
| Accounts payable and accrued liabilities | (29,559) | (76,549) |
| Income taxes payable | (45,000) | - |
| | (326,912) | (618,083) |

a) Changes in non-cash receivable items totalling $331,000 (nil for the three-month period ended March 31, 2005) related to the sale of concentrate are included in investing activities.

b) Changes in contributed surplus for an amount of $228,846 (for the three-month period ended March 31, 2005-$57,759) related to stock based compensation costs capitalized into mining assets are included in investing activities.

## 16 Related party transactions

a) During the three-month period ended March 31, 2006, companies controlled by officers of the Company charged consulting fees amounting to $141,509 (for the three month period ended March 31, 2005 – $127,044), including $77,019 capitalized to deferred exploration costs (for the three month period ended March 31, 2005 – $63,293). As at March 31, 2006, the balance due to these officers amounted to $18,667 (as at December 31, 2005 – $11,840).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 9 (i)) for a total consideration of $886,500 (None during the three-month period ended March 31, 2006).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

## 17 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

## 18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## 19 Restatement

The Consolidated Statement of Operations and Deficit, the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows had been restated to properly account for the future income taxes of the Company's subsidiaries in Mexico. The restatement resulted in an increase in the future income tax recovery by $110,600 and a corresponding decrease in the loss of the period. The basic and diluted loss per share has been restated from nil to $0.01. Furthermore certain reclassifications were recorded in the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows.

## 20 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

## 21 Subsequent events

a) In May and June, 2006, the Company entered into agreements and staked ground in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Malpaso mill of the Company.

Acquisitions, are the following:

On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for a cash payment of US$740,000, of which US$100,000 has been paid, and the issue by the Company of 1,000,000 common shares of the Company which has been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for US$1,000,000.

On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 which has been paid in full and the issue by the Company of 200,000 common shares

of the Company which has been issued collectively. The property is subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Villalobos and Rodriguez) with a US$1,000,000 buy back option.

The acquisition by the Company of the following properties is subject to the execution of definitive agreements:

On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years, of which US$200,000 has been paid. The properties are subject to a sliding scale royalty as follows: 2% NSR if the price of silver is equal to a maximum US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The royalty is in favor of Minera Cusi. The Company may withdraw from its purchase obligations under the proposed acquisition, over the three year period, by simple notice to Minera Cusi and the forfeiture of payments.

On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company acquired a 70% interest in a property (the "Pershimco Property") covering 36 hectares located in the Cusi District owned by Pershimco for a work commitment of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement, a cash payment of US$200,000, to be paid. In addition, pursuant to the provisions of the Pershimco Agreement, the Companuy agreed to acquire US$300,000 of units of Pershimco at C$0.40 per unit. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing. The Pershimco Property is subject to a 2% NSR on the entire Pershimco Property in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for $US1,000,000. The Company may forfeit its rights under the Pershimco Agreement by failing to expend US$4,000,000 over the required 30 month period and lose the payments and expenditures paid in respect of the Pershimco Property.

b) On May 17, 2006, the Company signed a service agreement with Canmex. diamond drill S.A. de C.V. to outsource its drilling activities, using however its own drill equipment. The agreement is for 25,000 meters at a cost of US$ 92.50 per meter. The company will have to give a deposit of US$231,250 representing 10% of the total contract.

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

**Form 52-109F1 – Certification of Interim Filings (Amended)**

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the Amended interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2006;

2. Based on my knowledge, the Amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the Amended interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Amended interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Amended interim filings are being prepared;

Date: July 21, 2006.

**RÉJEAN GOSSELIN**
President and Chief Executive Officer

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

## Form 52-109F1 – Certification of Interim Filings (Amended)

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the Amended interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2006;

2. Based on my knowledge, the Amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Amended interim filings;

3. Based on my knowledge, the Amended interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: July 21, 2006.

**LEONARD TEOLI**
Chief Financial Officer

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

# MANAGEMENT DISCUSSION AND ANALYSIS (AMENDED)

## FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006

DIA BRAS
exploration

On May 29, 2006, Dia Bras Exploration Inc. (the "Company") filed its interim management's discussion and analysis for the period ended March 31, 2006 (the "MD&A") with the Canadian securities regulators.

A complete copy of the interim MD&A is attached hereto and is being refiled to reflect the changes made to the consolidated financial statements for three-month period ended March 31, 2006 and to disclose additional acquisitions, the signing of a drilling service agreement and the signing of a $9,100,000 bought deal financing agreement which have all happened since the date of the original filing date.

## Management discussion and analysis

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the three-month period ended March 31, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

### 1.1 Year end and Date of MD&A

In 2005, the Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the three-month period ended March 31, 2006 is as of July 21, 2006.

### 1.2 Forward Looking Statements:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

### 1.3 Nature of activities and Overall Performance:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on approximately 80 properties covering in excess of 15,000 hectares in the State of Chihuahua in Mexico.

During the three-month period ended March 31, 2006, the Company continued its pilot mining program at the Bolivar mine property. The program provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objective of the pilot mining program is to generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash-flow in December 2005 and continued throughout the first quarter of 2006.

Base metal prices continued their spectacular rise during the quarter.

The Company has just completed its most productive quarter since the start, in February 2005, of its pilot mining program, producing concentrate of US$ 5.3 M in value including the March 2006 production of approximately US$ 2.37 M. The Q1 production exceeds the forecast of US$ 4.0 M due to higher zinc grade mined and to higher market prices for both zinc and copper over that period.

**Bolivar Mine Pilot Program**
Summary of the First Quarter 2006 (1)

| **Ore processed** | | | **Tonnes** | **Total Production Value (1) US $ (Million)** | **Production cost (1) US $ (Million)** |
|---|---|---|---|---|---|
| Actual | | | 22,469 | 5.3 | 2.4 |
| Forecast | | | 22,500 | 4.0 | 2.5 |
| Over (under) | | | (31) | 1.3 | ( 0.1) |
| **Zinc** | **Grade Average** | **Recovery Rate** | **Zn Concentrate Production in DMT** | **Production value (1) in US$ (million)** | |
| Actual | 13.62% | 92.12% | 4,898 | 3.7 | |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 | |
| Over (under) | 2.62% | 7.12% | 1,198 | 1.1 | |
| **Copper** | **Grade Average** | **Recovery Rate** | **Cu Concentrate Production in DMT** | **Production value (1) in US$ (million)** | |
| Actual | 2.60% | 78.04% | 1,483 | 1.6 | |
| Forecast | 2.50% | 75.00% | 1,600 | 1.4 | |
| Over (under) | 0.1% | 3.04% | (117) | 0.2 | |

The following table presents average data per tonne processed in the pilot mining program for the three-month period ended March 31, 2006:

| | **US$** |
|---|---|
| Net smelter revenue (1) | 234.70 |
| Direct operating cash costs (1) | 104.60 |
| Gross margin before amortization (1) | 130.10 |

(1) Non-GAAP measures: The company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however they should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

## Bolivar mine property

During the quarter, the Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent close to $5 million in property costs and exploration and development expenses.

During the month of March 2006, the company processed 7,983 dry metric tonnes (DMT) (its best monthly performance) of ore at its Malpaso Mill facility, for a total of 22,461 DMT processed for the quarter ended March 31, 2006 (22,500 DMT forecasted tonnage). Since the capacity was increased to 300 tpd in the last quarter of 2005, the Malpaso Mill has been running smoothly. Fine tuning performed since that time has allowed the mill to process over 350 DMT per day on several occasions during the quarter.

At the end of 2005, mining activities started in the Brecha Linda on level 1, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades averaged 13.5% zinc and 2.4% for copper since the beginning of 2006.

**Acquisition of Malpaso Mill**

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at March 31, 2006, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase the capacity to 600 tpd by the end of 2006.

**Promontorio Property**

At the end of the quarter the Company was preparing to resume exploration work at Promontorio. A six-hole drilling campaign, as part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report, has just been completed in mid-May. The Company is awaiting final results from assays which should be published shortly.

## 1.4 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31 | |
|---|---|---|---|
| | 2005 | 2005 | 2004 |
| | $ | $ | $ |
| Sales of concentrate i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,271,832 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

## 1.5 RESULTS OF OPERATIONS:

### Corporate

During the three-month period ended March 31, 2006, the Company incurred a loss of $379,867 (<$0.01 per share) compared to a net loss of $496,456 ($0.01 per share) for the three-month period ended March 31, 2005. The loss includes a stock-based compensation non cash cost of $234,685 relating to the accounting cost of options vested during the period ($ 115,466 in 2005). Since the start of 2006, the company has been very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. It participated in the PDAC mining show held in Toronto in March 2006 and will continue to be active in this regards throughout the year which had increased business development expenses.

Administrative expenses also increased compared to the same period in 2005 as the Company increased the number of its full time employees in Q3-2005.

Total interest income increased in the quarter compared to the same period in 2005 as the Company maintained a constant level of cash during the quarter. There was no interest income for the three month period ended March 31, 2005.

### Results of the pilot-mining program at Bolivar

In March 2006, the pilot program completed its fourth consecutive month of positive operating cash flow. Total sales of concentrate amounted to $6,129,281 and exceeded forecast as zinc and copper prices continued to rise during the period. Total direct operating cash costs for the quarter amounted to $2.4 M (see 1.3 (1)). Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales invoices are normally received within 48 hours of the billing. 90% of the shipment value is billed at the date of the shipment and the remaining 10% is billed later at the confirmed quotation date.

There were no revenues from the pilot mining program during the three-month period ended March 31, 2005, since the program at Bolivar had just started.

## 1.6 SUMMARY OF QUARTERLY RESULTS :

| Quarter ended | Loss<br>$ | Loss per share<br>$ |
|---|---|---|
| March 31, 2006 | 379,867 | 0.01 |
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |
| September 30, 2004 | 254,940 | 0.01 |
| June 30, 2004 | 142,594 | 0.01 |

Between September 2003 and December of 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities. During 2005, staff level was increased at the Montreal head office to the increasing work load.

## 1.7 LIQUIDITY:

As at March 31, 2006, the Company has a working capital of $5,292,279 including $3,920,853 in cash and cash equivalent compared to $4,271,832 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement is due to the Bolivar Pilot mining program during the quarter.

As at March 31, 2006, sales tax and other receivables amount to $1,421,798 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings are obviously larger in value. The Company is regularly monitoring with local Mexican IRL authorities which they have met on several occasions during the quarter to follow-up on new specific audit requests.

Accounts payable and accrued liabilities amount to $741,824 ($749,676 as at December 31, 2005) and include an obligation of $145,875 (US$125,000) ($233,180 (US$200,000 as at December 31, 2005) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

## 1.8 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates. During the quarter, the company did not complete any private placement.

During the quarter, the Company exercised 666,666 warrants to purchase 666,666 common shares of Ecu Silver Mining Inc. at a price of $0.39 per share for a total amount $260,000. The Company disposed of its total investment realizing a gain on disposal of $152,800.

In November 2005, the Company completed private placements totalling $4.5 million. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital was also expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its exploration and development effort at the Bolivar project with the cash flow generated from its pilot-mining program at the Bolivar mine.

The Company remains open to favorable opportunities on the capital markets to finance acquisitions and development that would help support the company's growth.

## 1.9 Financial commitments:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

| | |
|---|---|
| 2006 | US$395,000 |
| 2007 | US$325,000 |
| 2008 | US$450,000 |
| 2009 | US$3,062,500 |

## 1.10 Off-balance:

The Company did not enter into any off balance sheet arrangement.

## 1.11 Related party transactions:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

## 1.12 Changes in accounting policies including initial adoption:

There were no changes in accounting policies

## 1.13 Critical accounting policies:

### Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assure.

The company expects commercial production on the Bolivar project to commence no later than 2009 year end. Commercial production has been defined as being the stage were the Company had reached a production level of 65% for a consecutive period of 90 days with a maximum time period of six months. The production level will be calculated on the rated capacity of a mill on mine site which can process approximately 2,000 tonnes per day. The development of the mine and the construction of the mill on mine site are planned to start in mid - 2008 after reception of a bankable feasibility study to be commissioned in early 2007.

**This represent a critical accounting policy as it will impact on the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the deferred exploration expenses instead of being included in the determination of net income.**

**The inventory from pilot mining is recorded at the lower of cost and net realizable value.**

### Asset retirement obligations

**Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.**

**This represents a critical accounting policy as the Company has not recognised any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.**

## 1.14 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.15 RISK AND UNCERTAINTIES:

### Business risk:

The exploration for and development of mineral deposits involve significant risks that which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

### Land title:

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

**Capital needs:**

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowings of funds and the sale of concentrate. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

**Regulation and Environmental Requirements:**

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

**Commodity prices:**

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

**Uninsured Risks:**

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

**Foreign exchange rate risk:**

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

**Credit risk:**

**The Company is exposed to credit risk to the extent that its debtors may be unable to repay amounts owing to the Company. The totality of the Company receivable is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico and as such management believe it does not represent a significant credit risk.**

**Interest rate risk:**

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.16 OUTLOOK :

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities that may arise. On May 31, 2006 the company announced the acquisition of the entire Cusihuiriachic (Cusi) silver district in the state of Chihuahua, Mexico and on July 17, it announced a $9.1 million bought deal financing agreement to be closed around August 3rd 2006 which will serve to complete the Cusi acquisition, increase mill capacity at Malpaso and start

exploration and development of the Cusi project. The company also signed an agreement to outsource its drilling activities, using however its own drill rigs. The agreement is for 25,000 meters at a cost of US$92.50 per meter.

Despite a recent decline in prices for base metals, copper and zinc market prices remain very strong. Zinc is currently trading around US$1.60/lb and copper around US$3.70/lb. With current access to high grade ore and with improved and efficient milling facilities, the Company is still in excellent position to benefit from the current high prices.

As at July 20, 2006, the Company currently has a working capital of approximately $6.0 million. The Company remains open to favorable opportunities on the capital markets to finance acquisitions and development of its projects, including the increase in the capacity of the Malpaso mill, in order to help support the company's growth.

The objectives for 2006 are as follows:

- Bolivar Pilot mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.
- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Analyse results from the Promontorio drilling campaign and evaluate the next step in developing the property potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre district with the objective of contributing to the Company's mid and long term growth.

## 1.17 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

| | **Three-month period ended March 31, 2006 $** | **Nine-month period ended December 31, 2005 $** |
|---|---|---|
| **Balance at beginning of period** | 13,537,347 | 10,197,775 |
| Property acquisition and related costs | 218,124 | 451,263 |
| Sampling | 74,686 | 179,671 |
| Geology consulting and management | 265,957 | 660,598 |
| Geophysical survey | 6,646 | 27,927 |
| Drilling and mining development | 1,235,151 | 1,352,627 |
| Pilot milling | 576,532 | 1,570,210 |
| Supervision and local administrative costs | 301,388 | 1,056,287 |
| Transportation | 1,445,026 | 2,530,748 |
| Roads | - | 41,725 |
| Camp costs and food | 305,739 | 550,053 |
| Capitalized amortization of exploration building | 322,374 | 833,442 |

| | | |
|---|---|---|
| and equipment | | |
| Stock compensation costs | 228,846 | 205,011 |
| | 4,980,469 | 9,459,562 |
| Write-off of mining assets | - | (557,588) |
| Sale of concentrate | (6,129,281) | (5,562,402) |
| | (1,148,812) | 3,339,572 |
| **Balance at end of the period** | 12,388,535 | 13,537,347 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at July 21, 2006

Common shares: 83,047,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

| Number of warrants | Exercise price | Expiry date |
|---|---|---|
| 12,002,068 | $0.90 | November 2006 |

Options outstanding: 7,132,333

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,695,333 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,700,000 | $0.40 | February 2011 |

# Corporate Information

### CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-9857

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol : DIB

AUDITORS

PRICEWATERHOUSECOOPERS LLP
1250, René-Lévesque Blvd. West
Suite 2800
Montréal (Québec)
H3B 2G4

REGISTRAR AND TRANSFERT AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS
Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600

Email : nicole.blanchard@suncomm.com

CHIEF FINANCIAL OFFICER
Léonard Teoli
Téléphone : (514) 393-8875 # 226

WEBSITE
www.diabras.com

### BOARD OF DIRECTORS

Thomas L. Robyn,
Executve Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary

**File No. 82-34990**

*A copy of this preliminary short form prospectus (the "Prospectus") has been filed with the securities regulatory authorities in each of the Provinces of Québec, Ontario, Alberta and British Columbia, but has not yet become final for the purpose of the sale of securities. Information contained in this Prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the Prospectus is obtained from the securities regulatory authorities.*

***This Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.*** *No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.* ***These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold directly or indirectly within the United States. This Prospectus does not constitute an offer to sell or solicitation to buy any of the securities offered hereby within the United States. See "Plan of Distribution".***

***Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada.*** *For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Corporate Secretary of the Company at 630 René-Lévesque Blvd. West, Suite 2930, Montréal, Québec H3B 1S6 (telephone: (514) 393-8875)). These documents are also available electronically at www.sedar.com.*

**PRELIMINARY SHORT FORM PROSPECTUS**

*New Issue* *July 21, 2006*

DIA BRAS exploration

# DIA BRAS EXPLORATION INC.

## $9,100,000

## 13,000,000 Common Shares

This Prospectus qualifies the distribution (the "Offering") of an aggregate of 13,000,000 common shares ("Common Shares") of Dia Bras Exploration Inc. ("Dia Bras" or the "Company") at a price of $0.70 per Common Share issuable pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of July 21, 2006 between Dundee Securities Corporation, Paradigm Capital Inc. and Desjardins Securities Inc. (collectively the "Underwriters") and the Company. The common shares of the Company are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "DIB". The offering price of the Common Shares was determined by negotiation between the Underwriters and the Company. On July 17, 2006, the last trading day prior to the pricing of the Offering, the closing price of the common shares was $0.77.

## Price: $0.70 per Common Share

| | Price to the Public | Underwriters' Fees(1) | Net Proceeds to Dia Bras(2) |
|---|---|---|---|
| Per Common Share | $0.70 | $0.049 | $0.651 |
| Total | $9,100,000 | $637,000 | $8,463,000 |

(1) In consideration of the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters an aggregate fee (the "Underwriters' Fees") of $637,000, representing 7% of the gross proceeds from the Offering. See "Plan of Distribution".

(2) Before deducting the expenses of the Offering, estimated to be $135,000, which are payable from the proceeds of the Offering.

The Company has granted to the Underwriters compensation options ("Compensation Options") entitling the Underwriters to acquire in the aggregate that number of common shares of the Company which is equal to 7% of the number of Common Shares sold under the Offering and pursuant to the Over-Allotment Option (as hereinafter defined) at any time after the date of issue until the date which is 12 months after the date of the closing of the Offering at a price of $1.00 per common share of the Company. This Prospectus qualifies the grant of the Compensation Options and the common shares of the Company issuable upon the exercise of the Compensation Options. See "Plan of Distribution".

The Company has granted to the Underwriters an option (the "Over-Allotment Option") to acquire up to an aggregate of 1,950,000 additional common shares of the Company at the offering price of $0.70 per common share. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the date of the closing of the Offering. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fees and net proceeds to the Company will be $10,465,000, $732,550 and $9,732,450, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the common shares of the Company issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

**Investing in the Common Shares involves a high degree of risk as described in this Prospectus under "Risk Factors".**

In connection with the Offering, and subject to applicable laws and policies, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Colby, Monet, Delage, Demers & Crevier LLP, Montréal, Québec and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Toronto, Ontario.

Subscriptions for Common Shares will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without prior notice. It is intended that the closing of this Offering will occur on or about August 3, 2006 or such other date as may be agreed upon by Dia Bras and the Underwriters but not later than August 28, 2006 and that certificates representing the Common Shares will be available for delivery at the closing of the Offering.

The following table sets forth the number of options and other compensation securities that have been issued or may be issued by the Company to the Underwriters:

| Underwriters' Position | Maximum Size or Number of Securities Held | Exercise Period/ Acquisition Date | Exercise Price or Average Acquisition Price |
|---|---|---|---|
| Over-Allotment Option | 1,950,000 | 30 days after the closing of the Offering | $0.70 |
| Compensation Options[(1)] | 1,046,500 | 12 months after the closing of the Offering | $1.00 |
| Total securities under option | 2,996,500 | | |

(1) Assumes the exercise of the Over-Allotment Option *in full*.

## TABLE OF CONTENTS



Subscribers should rely only on the information contained or incorporated by reference in this Prospectus. Dia Bras has not authorized any person to provide different information. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Shares. The Company's business, financial condition, results of operations and prospects may have changed since that date.

This Prospectus summarizes certain documents and other information and subscribers are referred to this documentation and other information for a more complete understanding of what is discussed in this Prospectus. In making an investment decision, subscribers must rely on their own examination of the Company and the terms of the Common Shares, including the merits and risks involved.

The Company is not making any representation to any person acquiring the Common Shares regarding the legality of an investment in the Common Shares by such purchaser under any laws or regulations. Subscribers should not consider any information in this Prospectus to be legal, business or tax advice. They should consult their own attorney, accountant, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Common Shares.

Subscribers must comply with all applicable laws and regulations in force in any applicable jurisdiction and obtain any consent, approval or permission required for the purchase, offer or sale of the Common Shares under the laws and regulations in force in the jurisdiction to which they are subject or in which they make such purchase, offer or sale, and the Company will not have any responsibility therefor.

All references in this Prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted. The consolidated financial statements of Dia Bras incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles. Dia Bras publishes its consolidated financial statements in Canadian dollars.

Unless otherwise indicated, all information in this Prospectus assumes that none of the outstanding employee stock options or any other convertible securities of the Company are exercised and that the Underwriters do not exercise the Over-Allotment Option.

Unless the context otherwise requires, all references to "Dia Bras" or the "Company" include the Company's subsidiaries.

## CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Prospectus or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", ''intends'' or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or general industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, without limitation: general economic and business conditions which will include, among other things,,the price of base metals; foreign currency and exchange rate fluctuations; economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy; actions by governmental authorities; government regulations and the associated expenditures required to comply with such regulations (especially safety and environmental laws and regulations); seasonal weather conditions; labour unrest; the Company's ability to attract and retain key management and sufficient skilled workers; costs or penalties associated with unanticipated delays in project completion; dependence on subcontractors for satisfactory performance and completion of some contracts; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. See "Risk Factors".

Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada.** Copies of these documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at the Company's head office located at 630 René-Lévesque Blvd. West, Suite 2930, Montréal, Québec H3B 1S6 (telephone: 514-393-8875) or by accessing the continuous disclosure documents available through the Internet, on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of the Company filed with the securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form dated May 23, 2006 of the Company (the "AIF");

(b) the audited comparative consolidated financial statements of the Company and the notes thereto for the nine-month period ended December 31, 2005 and the year ended March 31, 2005;

(c) the management's discussion and analysis of operating results and financial condition of the Company for the nine-month period ended December 31, 2005 and the year ended March 31, 2005;

(d) the restated unaudited comparative consolidated interim financial statements of the Company and the notes thereto for the three-month periods ended March 31, 2006 and March 31, 2005;

(e) the amended management's discussion and analysis of operating results and financial condition of the Company for the three-month periods ended March 31, 2006 and March 31, 2005; and

(f) the management information circular of the Company dated April 25, 2006 relating to the annual meeting of the shareholders of the Company held on May 31, 2006.

**All documents of the types referred to above and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this Prospectus.**

**Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.**

## THE COMPANY

Dia Bras Exploration Inc. (the "Company" or "Dia Bras") was incorporated under the *Canada Business Corporations Act* as a private company by certificate of incorporation dated April 11, 1996 under the corporate name "Line Islands Exploration Inc." The certificate of amendment dated May 5, 1996 deleted the provisions of the articles of incorporation that constituted the Company as a private company. The certificate of amendment dated December 9, 1999 changed the corporate name of the Company to Dia Bras Exploration Inc. The Company has three wholly-owned Mexican subsidiaries: (i) Dia Bras Mexicana S. de R.L. de C.V. ("Dia Bras Mexicana") which owns the properties of the Company located in Mexico and the mining equipment; (ii) Nichromex S. de R.L. de C.V. which is the operator of the Malpaso mill and holds the license for the Nichromet hydrometallurgical processing technique; and (iii) Servicios de la S. de R.L. de C.V. which provides human resources for the mine, the Malpaso mill and exploration activities. The Company operates and holds rights to acquire interests in two other Mexican companies: (i) Compañia Minera Metalurgica Malpaso S. de R.L. de C.V. ("CMMM") which owns the Malpaso mill; and (ii) Asesores Administrativos y Recuros Humanos S. de R.L. de C.V. ("Asesores") which provides administrative resources to the Company in Mexico. The owners of control positions in each of CMMM and Asesores are also employees of the Company. Each group of such owners granted to the Company the right to acquire their respective interests in CMMM and Asesores, as the case may be, at the sole discretion of the Company and for nominal consideration.

The Company's head and registered office is at 2930 – 630 René-Lévesque Blvd. West, Montréal, Québec H3B 1S6. The head office of each of the Mexican subsidiaries, including Asesores, is at Blas Cano de los Rios #606, Col. San Felipe, C.P. 31240, Chihuahua, Chihuahua, Mexico.

Dia Bras is a mining exploration company. The Company's core assets, the Bolivar and Promontorio properties in Chihuahua State, collectively cover 7,646 hectares in the Sierra Madre mineral belt of northern Mexico. The Company has started a pilot mining program in 2005 as part of a pre-feasibility study on the Bolivar property. The pilot mining program consists of the production of zinc and copper concentrates from development ore. The Company intends to continue the exploration and development of its property holdings in Mexico.

## RECENT DEVELOPMENTS

### Acquisition of Properties

In May and June, 2006, the Company entered into agreements and staked ground in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"). The Cusi Properties, which cover the sites of , 12 formerly producing mines, are located in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Malpaso mill of the Company. The completion of the transactions described in (i) and (ii) below is subject to the fulfillment by the Company of the obligations thereof under the definitive agreements in respect of such transactions. The terms of such definitive agreements are as follows:

(i) On May 30, 2006, the Company entered into an assignment agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for a cash payment of US$740,000, of which US$100,000 has been paid, and the issue by the Company of 1,000,000 common shares of the Company all of which have been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for cancellation by the Company for US$1,000,000.

(ii) On May 2, 2006, the Company entered into an assignment agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 which has been paid in full and the issue by the Company of 200,000 common shares of the Company all of which have been issued collectively. The property is subject to a 1.5% NSR of up to a maximum of

US$1,500,000 in favor of Villalobos and Rodriguez). The NSR can be purchased for cancellation by the Company for US$1,000,000.

The completion by the Company of the transactions described in (i) and (ii) is subject to the execution of definitive agreements in respect of the initial agreements entered into by the Company in connection with these transactions. The terms of such initial agreements are as follows:

(i) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years, of which US$200,000 has been paid. The properties are subject to a sliding scale royalty as follows: 2% NSR if the price of silver is of US$11.00 per ounce or less or 3% NSR if the price of silver exceeds US$11.00 per ounce. The royalty is in favor of Minera Cusi. The Company may withdraw from its purchase obligations under the proposed acquisition, over the three year period, by simple notice to Minera Cusi and the forfeiture of payments.

(ii) On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company acquired a 70% interest in a property owned by Pershimco (the "Pershimco Property") covering 36 hectares located in the Cusi District for i) a work commitment of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement; and ii) a cash payment of US$200,000. This amount has not been paid as of the date of this Prospectus. In addition, pursuant to the provisions of the Pershimco Agreement, the Company agreed to subscribe to US$300,000 of units of Pershimco at C$0.40 per unit. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe to one additional common share of Pershimco at a price of C$0.40 during a period of 12 months after the closing. The entire Pershimco Property is subject to a 2% NSR on the entire Pershimco Property in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for $US1,000,000. The Company may forfeit its rights under the Pershimco Agreement by failing to expend US$4,000,000 over the required 30 month period and lose the payments and expenditures paid in respect of the Pershimco Property.

In May 2006, the Company staked ground covering approximately 5,000 hectares for further exploration and development.

**Second quarter operation results for the Bolivar Pilot Mining Program**

During the quarter ended June 30, 2006, the Company processed 22,584 dry metric tons (DMT) of ore averaging grades of 11.17% Zn and 2.19% Cu. A total of 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate was produced from the 22,584 DMT processed. The value of total concentrate production based on average monthly zinc and copper prices is estimated at US $7.0 million. The Malpaso mill averaged recoveries of 91.87% for zinc and 80.60% for copper. In June 2006, copper recovery increased to 85.48% from 73.97% in April and 81.81% in May. Direct operating costs for the quarter, including shipping of concentrate, are estimated at US $2.4 million.

Mining and development during this quarter occurred mainly on Level 1 of the Bolivar property in the Brecha Linda zone, a zone of high-grade zinc and copper mineralization first accessed in late 2005. Some lower grade development rock was included in the mill feed as the Company took advantage of high metal prices to develop more working faces in the Brecha Linda and a ramp to Level 2 to access the down-dip extension of the Brecha Linda.

During the first six months of 2006, Dia Bras billed a total of US$12.4 million, which includes some final settlement billings for concentrate shipped in late 2005. The Company's total current concentrate production is sold to MRI Trading AG, a Swiss-based privately-owned commodity trading company, pursuant to a standard concentrate purchase agreement.

The Company used its net cash flow from operations to continue exploring and developing the Bolivar property and to acquire additional mining and milling equipment.

## Update of the Bolivar property

Since late May 2006, a ramp has been driven from Level 1 to Level 2 to access the down-dip extension of the Brecha Linda, a high-grade zone of zinc-copper mineralization that the Company has been mining since December 2005. The ramp has accessed high-grade mineralization on Level 2 and development of the zone is in progress.

Another ramp has been driven from Level 6 towards Level 7 with the objective of reaching the chimney-like high-grade Rosario 1, 2 and 3 and Rodolfo Zn-Cu zones approximately 20 meters below Level 6. Dia Bras has already mined these zones above Level 6. Another 50 meters of ramp is required to reach Level 7 and the first Rosario zone, and should be completed before the end of July. These zones continue deeper, as seen in Holes 159 and 168, which intersected the down-dip extensions of Rosario 2 and 3. These samples, the results of which were previously announced in a press release of the Company dated July 5, 2006, were assayed by Chemex.

| Hole | From | To | Length | Cu % | Zn % | Au g/t | Ag g/t | Zone |
|---|---|---|---|---|---|---|---|---|
| DB06B159 | 86.0 | 94.0 | 8.0 | 0.29 | 12.41 | 0.10 | 6.75 | Rosario 2 |
| DB06B159 | 108.3 | 111.3 | 3.0 | 1.17 | 25.20 | 0.43 | 46.67 | Rosario 3 |
| DB06B168 | 83.0 | 87.5 | 4.5 | 2.57 | 4.76 | 0.20 | 112.50 | Rosario 2 |
| DB06B168 | 91.0 | 93.0 | 2.0 | 0.66 | 14.90 | 0.05 | 13.10 | Rosario 2 |
| DB06B168 | 95.0 | 97.0 | 2.0 | 0.37 | 6.77 | 0.04 | 9.80 | Rosario 3 |
| DB06B168 | 126.5 | 131.0 | 4.5 | 1.24 | 2.13 | 0.06 | 24.40 | Rosario 3 |
| DB06B168 | 134.0 | 144.5 | 10.5 | 0.20 | 7.84 | 0.03 | 5.23 | Rosario 3 |
| DB06B168 | 153.5 | 161.0 | 7.5 | 0.83 | 2.56 | 0.02 | 16.64 | Cu-Fe manto |

While driving the ramp past Level 6.5 (1,960-meter elevation), a new zone of massive sulfide ore was encountered, which is 25 meters in length and varies in width from 3 to 5 meters. A raise being developed in this new zone has passed through 8 meters vertically and is still in ore. Assay results for three channel samples taken over 2-meter widths have been received and are shown in the table below. These samples were assayed using the atomic absorption method at the Company's lab at its Malpaso mill.

| Sample | Zn % | Cu % | Ag g/t | Pb % |
|---|---|---|---|---|
| 707901 | 35.3 | 5.64 | 110 | 0.20 |
| 707902 | 33.5 | 7.25 | 60 | 0.06 |
| 707903 | 46.3 | 6.69 | 80 | 0.11 |

Horizontally, the Rosario 1, 2 and 3 and Rodolfo massive sulfide zones and this new zone extend 170 meters on strike and range from 3 to 10 meters in width.

The foregoing scientific or technical information has been prepared or reviewed by the Chief Operating Officer and Executive Vice-President of the Company, Mr. St-Michel, is a qualified person within the meaning of *National Instrument 43-101 – Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators ("NI-43-101").

## Drilling contracts

Pursuant to an agreement dated May 17, 2006 (the "Canmex Agreement") between the Company and Canmex Diamond Drill S.A. de C.V. ("Canmex"), the Company has outsourced its drilling activities on all of its Mexican properties. The Canmex Agreement provides for an initial 25,000 metres of drilling by Canmex on behalf of the Company, at US$92.50 per metre and an option in favor of the Company for an additional 50,000 meters at the same price. For the purposes of its drilling activities under the Canmex Agreement, Canmex will use the equipment and supplies of the Company.

## CONSOLIDATED CAPITALIZATION

Since March 31, 2006, the only material change in the share capital of the Company was the issue of 1,200,000 common shares of the Company pursuant to various option agreements to acquire interests in mineral properties. (See Recent Developments). As of the date of this Prospectus, 83,047,686 common shares were issued and outstanding. Upon completion of the Offering, there will be an aggregate of 96,047,686 common shares of the Company issued and outstanding (or 97,997,686 common shares of the Company if the Over-Allotment Option is exercised in full).

## USE OF PROCEEDS

The net proceeds to the Company from the issue and sale of the Common Shares after deducting the Underwriters' Fees, but before deducting estimated expenses of the Offering in the amount of $135,000, are estimated to be approximately $8,463,000 (or $9,732,450 if the Over-Allotment Option is exercised in full). The net proceeds of the Offering will be used as follows:

| | Excluding Over-Allotment | Including Over-Allotment |
|---|---|---|
| Increase of mill capacity and purchase of mine equipment | $2,900,000 | $2,900,000 |
| Acquisition of properties | 2,900,000 | 2,900,000 |
| Exploration | 1,513,000 | 2,250,000 |
| Mine development / start-up | 1,150,000 | 1,150,000 |
| Working capital | - | 532,450 |
| Total | $8,463,000 | $9,732,450 |

The Company will retain broad discretion in allocating the net proceeds not applied as set forth above. The Company's actual use of such net proceeds may vary depending on the Company's operating and capital needs from time to time.

## PLAN OF DISTRIBUTION

Subject to compliance with all necessary legal requirements and to the terms and conditions of the Underwriting Agreement between Dia Bras and the Underwriters, the Company has agreed to issue and sell, and the Underwriters have severally agreed to purchase, on August 3, 2006 or on such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than August 28, 2006, 13,000,000 Common Shares at the offering price of $0.70 per Common Share for aggregate gross proceeds of $9,100,000 , payable in cash to the company against delivery of the certificates representing the Common Shares. The offering price of the Common Shares was determined by negotiation between the Company and the Underwriters. The Underwriting Agreement provides that the Company will pay the Underwriters a fee equal to $637,000, representing 7% of the gross proceeds of the Offering.

In addition, the Company has granted to the Underwriters compensation options ("Compensation Options") entitling the Underwriters to acquire in the aggregate that number of common shares of the Company which is equal to 7% of the number of Common Shares sold under the Offering and pursuant to the Over-Allotment Option for a period of 12 months after the date of the closing of the Offering at a price of $1.00 per common share of the Company. This Prospectus qualifies the grant of the Compensation Options and the common shares of the Company issuable upon the exercise of the Compensation Options.

The Company has also granted the Underwriters the Over-Allotment Option to purchase up to 1,950,000 additional common shares of the Company at the offering price of $0.70 per common share payable in cash to the Company against delivery of such additional common shares of the Company. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the closing of the Offering. To the extent that the Underwriters exercise the Over-Allotment Option, each Underwriter will become obligated, subject to various conditions, to purchase a number of additional common shares of the Company proportionate to such Underwriter's initial commitment. If the Over-Allotment Option is exercised in full, the aggregate total price to the public will be $10,465,000, the total fees payable to the Underwriters will be $732,550 and the total net proceeds to the Company will be $9,732,450. This Prospectus qualifies the grant of the Over-Allotment Option and the common shares of the Company issuable upon the exercise of the Over-Allotment Option.

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Common Shares are subject to approval of certain legal matters and to specified conditions precedent. The conditions contained in the Underwriting Agreement include, among other things, the requirement that the representations and warranties made by Dia Bras to the Underwriters are true and correct and that Dia Bras delivers to the Underwriters customary closing documents. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated by the Underwriters at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

The Company has also agreed to indemnify the Underwriters, and each of the associates and affiliates of each of them, and each of the directors, officers, employees, shareholders, partners, advisors and agents of each of them against certain liabilities and expenses and to contribute to payments that the underwriters may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the closing date, without the prior written consent of Dundee Securities Corporation, as lead Underwriter, issue or sell any common shares of the Company or securities convertible into or exchangeable or exercisable for common shares of the Company, subject to certain exceptions.

The Common Shares will be offered in each of the Provinces of Québec, Ontario, Alberta and British Columbia through the Underwriters. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States except in a transaction exempt from the registration requirements of the 1933 Act..

Pursuant to the policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company. These restrictions are subject to exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. Exceptions include a bid or purchase permitted under the rules and requirements of the TSXV relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with the Offering subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions related to their over-allotted position or effect transactions which stabilize or maintain the market price of the common shares of the Company at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

## DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value of which 83,047,686 common shares are issued and outstanding as at the date hereof. Each common share carries one vote. The holders of the common shares of the Company are entitled to receive notice of, attend and vote at any meeting of shareholders of the Company. The holders of the common shares of the Company are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors of the Company, out of funds legally available therefor. On liquidation, dissolution or winding-up of the Company, the holders of the common shares of

the Company are entitled to receive on a pro rata basis all the assets of the Company remaining after payment of all of the Company's liabilities.

## ELIGIBILITY FOR INVESTMENT

In the opinion of Colby, Monet, Delage, Demers & Crevier LLP, counsel for the Company, and Fraser Milner Casgrain LLP, counsel for the Underwriters, provided the Common Shares are listed on a prescribed stock exchange in Canada (within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") and which currently includes the TSXV), the Common Shares offered hereby would be, if issued on the date hereof, qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act.

## LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on behalf of the Company by Colby, Monet, Delage, Demers & Crevier LLP, Montréal, Québec, and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Toronto, Ontario.

## INTEREST OF EXPERTS

The names of the experts in connection with this Prospectus, either directly or in a document incorporated by reference herein, are Colby, Monet, Delage, Demers & Crevier LLP, Fraser Milner Casgrain LLP, PricewaterhouseCoopers LLP and Mr. Hrayr Agnerian of Scott Wilson Roscoe Postle Associates Inc. Except as disclosed herein, none of the experts, or any director, officer, employee or partner thereof, as applicable, has received a direct or indirect interest in any securities or other property of the Company or of any associate of the Company.

As of the date of this Prospectus, the partners and associates of Colby, Monet, Delage, Demers & Crevier LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company's outstanding common shares.

PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Code of Ethics of the *Ordre des comptables agréés du Québec*.

As of the date of this Prospectus, neither Mr. Hrayr Agnerian nor any of the partners of Scott Wilson Roscoe Postle Associates Inc. held any direct or indirect interest in any securities or other property of the Company.

## RISK FACTORS

As a mining company, the Company faces the environmental, operational, financial and political risks inherent to the nature of its activities as well as other risks, such as fluctuations in commodity prices, exchange rates, and financial market conditions in general. As a result, the securities of the Company must be considered speculative. Prospective purchasers of the Common Shares should give careful consideration to all of the information contained or incorporated by reference in this Prospectus and, in particular, the following risk factors:

### Business Risk

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of

commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

## Nature of Mineral Exploration and Mining

The Company's future is dependent on the Company's exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current or proposed exploration programs on the Company's exploration properties will result in a profitable commercial mining operation.

The Company's operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position and results of operation.

Whether a deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of copper, zinc, silver or gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

## Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations of the Company.

## Land Title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

## Capital Needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

## Dilution to the Company

As of July 21, 2006, 83,047,686 common shares of the Company were issued and outstanding. The Company also

has outstanding warrants to purchase an additional 12,002,068 common shares of the Company at a price of C$0.90 per common share until November 2006. The increase in the number of common shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the common shares. In addition, as a result of such additional common shares being issued, the voting power of the Company's existing shareholders will be substantially diluted.

## Environmental Risks and Hazards

All phases of the mining operations of the Company are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations of the Company. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the mining operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the mining operations and cause increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing properties or require the abandonment or delays in development of new mining properties.

## Governmental Regulation

The mining operations of the Company and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the mines to be constructed on the land comprising the  Bolivar property and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine. As part of their normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of the Company, could result in substantial costs and liabilities in the future.

## Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental

regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the mining operations of the Company. As well, environmental hazards may exist on a property in which the Company holds an interest which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present.

**Permitting**

The mining operations of the Company are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of their properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

**Commodity Prices**

The price of the common shares and the Company's financial results may be significantly adversely affected by a decline in the price of any or all of: copper, zinc, gold or silver. The prices of these commodities fluctuate widely, especially in recent years, and are affected by numerous factors beyond the Company's control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of countries which produce such commodities in significant quantities throughout the world.

**Uninsured Risks**

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

**Foreign Operations**

The operations of the Company are currently conducted in Mexico and as such the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the

operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of the Company.

**Foreign Exchange Rate Risk**

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

**Uncertainty of Resource Estimates**

The figures for resources presented in the documents incorporated by reference are estimates based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the resources. Such figures have been determined based upon assumed commodity prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect reserves;
- the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of copper, zinc, silver or gold may be recovered from the reserves; and
- declines in the market price of copper, zinc, silver or gold may render the mining of some or all of the reserves uneconomic.

Any of these factors may require the Company to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of gold fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

**Pilot mining program**

No assurance can be given that the intended or expected results of production schedules or the estimated direct operating cash costs will be achieved in respect of the pilot mining program. Factors, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, the prices of commodities and the operating costs may force the Company to terminate the pilot mining program.

**Licenses and Permits**

The Company requires licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development

or to maintain continued operations that economically justify the cost.

**Competition**

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties in the future will depend on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

**Title Matters**

While the Company has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by the Company.

**Conflicts of Interest**

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the *Canada Business Corporations Act* and other applicable laws.

**Performance of Key Personnel**

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. The Company currently does not have key person insurance on these individuals.

**Acquisition Strategy**

As part of the Company's business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

**Political Risk**

The Company believes that the government of Mexico supports the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in Mexico will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in Mexico may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

**Share Price Fluctuations**

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development-stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuation in price will not occur.

**No Dividends**

The Company has not paid any dividends on its common shares during the past five years. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

## AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Montréal, Québec. The transfer agent and the registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal office in Montréal, Québec.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages if the prospectus and any amendment contain a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## AUDITOR'S CONSENT

To the Board of Directors of Dia Bras Exploration Inc.

We have read the short form prospectus of Dia Bras Exploration Inc. (the "Company") dated July 21, 2006 relating to the issue and sale of 13,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005. Our report is dated April 13, 2006.

Chartered Accountants
Montréal, Québec
•, 2006

## CERTIFICATE OF THE COMPANY

Dated: July 21, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces Ontario, Alberta and British Columbia. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

| | |
|---|---|
| (Signed) "*Réjean Gosselin*"<br>Réjean Gosselin | (Signed) "*Léonard Teoli*"<br>Léonard Teoli |
| President, Chief Executive Officer and Director | Chief Financial Officer |

**ON BEHALF OF THE BOARD OF DIRECTORS**

| | |
|---|---|
| (Signed) "*Thomas L. Robyn*"<br>Thomas L. Robyn | (Signed) "*Philip Renaud*"<br>Philip Renaud |
| Director | Director |

## CERTIFICATE OF THE UNDERWRITERS

Dated: July 21, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Ontario, Alberta and British Columbia. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**DUNDEE SECURITIES CORPORATION**

(Signed) "*David Anderson*"
David G. Anderson

**PARADIGM CAPITAL INC.**

(Signed) "*John Warwick*"
John Warwick

**DESJARDINS SECURITIES INC.**

(Signed) "*Pierre Colas*"
Pierre Colas

File No. 82-34990

# REPORT ON THE PROMONTORIO GOLD-COPPER EXPLORATION PROPERTY, MEXICO PREPARED FOR DIA BRAS EXPLORATION INC.

NI 43-101 Report


Author:
Hrayr Agnerian, M.Sc. (Applied), P.Geo.



RPA

January 24, 2005

ROSCOE POSTLE ASSOCIATES INC.
Toronto, Ontario.
Vancouver, B.C.

# TABLE OF CONTENTS

PAGE

# LIST OF TABLES

PAGE

# LIST OF FIGURES

# 1 SUMMARY

## EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras) to prepare an independent Technical Report on the Promontorio exploration property situated some 250 km west-southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico. The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from September 10 to 12, 2004.

Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic gold properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

The Promontorio Property comprises three Mineral Licences hosting at least five polymetallic veins; Veta Grande Vein, Santiago Vein, Mina Vieja Vein, Mina Vieja Hangingwall and San Felipe Vein. Some underground sampling has been carried out on these veins in the past, and the property contains a number of old shallow vertical shafts and underground workings, such as drifts and cross cuts, along the Veta Grande Vein and the Santiago Vein. There is no infrastructure on the property and it is at an intermediate exploration stage. Currently, Dia Bras is carrying a diamond drilling program on the property.

### CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.

- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.

- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.

- The Veta Grande Vein is situated some 50 m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio Mineral Concessions and into the El Magistral Mineral Concession.

- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.

- The prominent structural feature is the northwest trending central gully and a 300 m wide by 1.5 km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).

- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).

- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

## RECOMMENDATIONS

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed geological mapping and geophysical (magnetometer) surveys.
- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.
- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Santiago Vein.
- Systematic drill testing of the alteration zone and the mineralized veins east of the central gully. RPA recommends a program in the order of 10,600 m of diamond drilling. This would consist of:
  - Diamond drill testing with short holes to assess the potential for near surface and lower grade gold mineralization which may be amenable to open pit mining. Some 2,700 m of drilling (45 holes at 60 m each) are considered for this phase of the program.
  - Diamond drill testing by longer holes to test the extensions of the known mineralization east of Veta Grande at depth and along strike. Some 4,300 m of drilling (25 holes at 170 m each) are considered for this phase of the program
  - Underground diamond drilling from the eastern side of the Veta Grande vein. This would be carried out from drill stations spaced 50 m apart along an exploration drift about 50 m east of the Veta Grande Vein. Some 4,000 m of drilling (10 stations with 400 m each, with 6 drill holes varying in length from 50 m to 100 m) are considered for this phase of the program.

- Dewatering of old underground workings at the Veta Grande Vein.

- Driving an exploration drift approximately, 300 m long and situated 50 m east and oriented parallel to the Veta Grande Vein, for underground drilling.

- Metallurgical tests by the Nichromet Method to assess the recovery of the gold and copper, considering the high arsenic content of the massive sulphide zones.

RPA estimates a total budget of $2,700,000 for a two-phase program, as follows:

**Phase One**

| | |
|---|---|
| Detailed mapping, prospecting and geophysical surveys | $80,000 |
| Dewatering and refurbishment of underground workings | $100,000 |
| Surface & underground sampling and assays | $50,000 |
| Surface diamond drilling: 6,600 m @$75 | $500,000 |
| Underground exploration drift: 300 m @$166 | $50,000 |
| Underground diamond drilling: 4,000 m @$75 | $300,000 |
| Assays and analytical | $250,000 |

| | |
|---|---|
| Metallurgical (Nichromet) testing | $25,000 |
| Estimation of Mineral Resources | $50,000 |
| General administration | $400,000 |
| Compilation of technical data | $45,000 |
| Contingencies | $150,000 |
| **Subtotal Phase One** | **$2,000,000** |
| | |
| **Phase Two** | |
| Bulk sampling and further metallurgical work | $50,000 |
| Feasibility Study and estimation of Mineral Reserves | $450,000 |
| General administration | $150,000 |
| Contingencies | $50,000 |
| **Subtotal Phase Two** | **$700,000** |
| | |
| **Total Estimated Budget** | **$2,700,000** |

RPA notes that the Phase Two work is dependent on the results of the Phase One program. RPA is also of the opinion that a program of bulk sampling of old underground workings may be carried out upon completion of the recommended diamond drilling. Finally, RPA notes that some of the recommended diamond drilling may have been carried out during the current drilling program.

## TECHNICAL SUMMARY

### *PROPERTY STATUS*

The Promontorio exploration property comprises three mineral licences. The initial two licences (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Recently, Dia Bras has acquired the adjacent El Magistral mineral licence held by Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar. Together with this new licence, the property covers a total area of approximately 187 ha. Even though some small-scale mining has been carried out in the past and some Mineral Resources are reported, the project is at an intermediate stage of exploration.

RPA understands that since the old underground operations at the Veta Grande were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present property, and it is held as an exploration permit.

On July 15, 2004, Dia Bras entered into an Option to Purchase Agreement with the two groups of the Bovo family, for the Hidalgo and Promontorio Licences. Dia Bras agreed to pay a total of US$3 million with graduated annual instalments as follows:

- An initial payment of US$40,000.
- US$60,000 due on June 30, 2005.
- US$100,000 due on June 30, 2006.
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio Mineral Licences. As part of the above agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 50 km from these two licences.

On November 24, 2004, Dia Bras also entered into an Option to Purchase Agreement with Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar, for the El Magistral Licence. Dia Bras agreed to pay a total of US$1 million with graduated annual instalments as follows:

- An initial payment of US$50,000 due on November 24, 2004.
- US$75,000 due on November 24, 2005.
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000, for a total of US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two licences.

All licences are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

### *HISTORY OF EXPLORATION*

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the 19th Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. (Can Mex), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. In 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel. Results, however, are not available.

### *GEOLOGY AND MINERALIZATION*

The area of the Promontorio Property is characterized by gold and silver-rich epithermal veins within high sulphidation zones hosted by felsic pyroclastic rocks. These

include the Ocampo deposit, which is situated some 25 km (by air) southwest from the Promontorio Property. The property is underlain by an assemblage of volcanic rocks. These consists of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs, referred to as the Lower Volcanic Series (LVS), which are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullys.

Review of the regional geology and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

Base metal and gold mineralization in the Promontorio area is hosted primarily by north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS and consists of massive sulphide zones (50 cm to 1.5 m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization is recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type.

***MINERAL RESOURCES***

Historical Mineral Resources within the Promontorio property are reported to contain some 625,000 tonnes of Indicated Mineral Resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As. Inferred Mineral Resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported. These resources were estimated by Mine Development Associates (MDA), of Reno, Nevada, at a 0.5% Cu cut-off grade, using a specific gravity of 3.34, and are reported to be present within five veins, as presented in the Table below. RPA notes that the bulk of the Mineral Resources comprise the massive sulphide zones of the Veta Grande Vein.

**HISTORICAL MINERAL RESOURCES**
**DIA BRAS EXPLORATION INC. - PROMONTORIO PROPERTY,**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Indicated Mineral Resources** | | | | | | | |
| **Vein** | **Tonnes** | **g/t Au** | **g/t Ag** | **% Cu** | **% Pb** | **% Zn** | **% As** |
| Veta Grande | 370,700 | 2.88 | 75.62 | 4.71 | 0.24 | 0.73 | 1.08 |
| Santiago | 85,300 | 1.35 | 34.96 | 2.93 | 0.06 | 0.37 | 0.67 |
| Mina Vieja HW | 31,500 | 2.72 | 83.42 | 6.26 | 0.13 | 0.05 | 1.45 |
| Mina Vieja | 77,200 | 4.14 | 72.10 | 2.95 | 0.03 | 0.03 | 0.19 |
| San Felipe | 59,700 | 0.75 | 32.07 | 1.71 | 0.02 | 0.02 | 0.31 |
| **Total** | **624,400** | **2.62** | **65.86** | **4.04** | **0.16** | **0.49** | **0.86** |
| **Inferred Mineral Resources** | | | | | | | |
| Veta Grande | 160,300 | 3.05 | 88.94 | 5.69 | 0.27 | 0.87 | 1.31 |
| Santiago | 143,100 | 1.02 | 24.33 | 1.77 | 0.04 | 0.18 | 0.46 |
| Mina Vieja HW | 33,900 | 2.69 | 87.96 | 7.05 | 0.13 | 0.06 | 1.66 |
| Mina Vieja | 28,500 | 3.54 | 72.90 | 3.48 | 0.04 | 0.05 | 0.27 |
| San Felipe | 32,100 | 0.60 | 23.32 | 1.09 | 0.02 | 0.02 | 0.12 |
| **Total** | **397,900** | **2.13** | **59.21** | **3.87** | **0.14** | **0.43** | **0.86** |
| | | | | | | | |

**Note: Above Mineral Resources were estimated by MDA, 1997 at the 0.5% Cu cut-off grade.**

MDA estimated the Mineral Resources using the Cross Sectional Method. RPA is of the opinion, however, that the presently available data are not sufficient for estimation of Mineral Resources or Mineral Reserves as defined in NI 43-101. For a Mineral Resource estimate RPA recommends additional diamond drilling, continuous chip or channel

sampling of the wide alteration zone on the surface as well as veins along underground workings.

### *RECENT EXPLORATION BY DIA BRAS*

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along strike extensions of the mineralized veins at Promontorio. This program is currently in progress. In total, Dia Bras has completed some 3,175 m in 15 drill holes. All of these were inclined drill holes, and the total length varied from 38 m to 340, with most of them being in the range from 160 m to 300 m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au). In total, 527 samples were collected for Cu, Au and Ag assays.

### *RPA INDEPENDENT SAMPLING*

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As.

***METALLURGICAL TESTING***

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic and low gold, silver contents.

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. Results indicate that:

- There is very little difference the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate. These tests, however, also showed that about 9% of the arsenic also accompanies to the copper.

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. (Nichromet) laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides.

At Nichromet, leaching of this sample was carried out in two stages. In the first stage, the sulphide content was removed by controlled oxidation using lean air, with an oxygen content reduced from 20% $O_2$ to 10% $O_2$, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen. The temperature of the experiment was kept at 600° C. In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. During the chlorination process, metallic constituents are transformed into soluble species. This was done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine, and metal contents of the sample were determined by filtering off the reaction mixture and rinsing the sterile solid with brine. Gold and silver were collected from the solution by contact with activated charcoal. The copper was removed from the residual pregnant solution by cementation over iron, and Zn and Pb contents were determined by pH adjustment or solvent extraction.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it was rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

***EXPLORATION POTENTIAL***

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.
- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of Veta Grande, and in general, wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

# 2 INTRODUCTION AND TERMS OF REFERENCE

Roscoe Postle Associates Inc. (RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras), to prepare an independent Technical Report on the Promontorio exploration property situated some 250 km west-southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico (Figure 1). The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. Work began on the project on September 10, 2004.

The Promontorio Property comprises three Mineral Licences hosting at least five polymetallic veins; Veta Grande Vein, Santiago Vein, Mina Vieja Vein, Mina Vieja Hangingwall and San Felipe Vein. Some underground sampling has been carried out on these veins in the past. The property contains a number of old shallow vertical shafts and underground workings, such as drifts and cross cuts, along the Veta Grande Vein and the Santiago Vein. The property is currently being explored by Dia Bras.

Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic gold properties in Mexico. The Promontorio Project is owned and operated by Dia Bras Mexicana S.A. de C.V.

The objectives of the present report are to review technical data generated by Dia Bras as well as previous operators of the project area, to provide an independent assessment of the project area and, if warranted, to recommend an exploration program.

The main technical documents for the Promontorio exploration property consist of:

- A preliminary estimate of copper, gold and silver resources prepared by Mine Development Associates for Sierra Nevada Gold Ltd. in August 27, 1997.

- An evaluation report by I.S. Thompson, P.Eng. of Derry, Michener, Booth & Wahl for Sierra Nevada Gold Ltd. in June 30, 1995.
- Technical material presented at the Dia Bras Annual and Special Meeting of Shareholders of Dia Bras, Montréal, in August 30, 2004.

For this report, Mr. Hrayr Agnerian, M. Sc. (Applied), P. Geo., Consulting Geologist with RPA, reviewed technical documents and reports on the Promontorio property supplied by Dia Bras. Mr. Agnerian also visited the project area from September 10 to 12, 2004 and held discussions with technical personnel including:

- Mr. Rejean Gosselin, President of Dia Bras Exploration Inc.
- Ing. Luis M. Medrano Hurtado, Project Manager.
- Mr. Mark Lee, Project Geologist with Dia Bras.
- Mr. Jacques Marchand, Internal Consultant with Dia Bras.
- Ing. Luis Carlos Chavez, Geologist with Dia Bras.

Mr. Agnerian also visited the first current diamond drill hole site and examined diamond drill core at the operator's core storage area close to the Promontorio field camp. Prior to the site visit Mr. Agnerian also had discussions with Mr. André St. Michel, President of Dia Bras Mexicana S.A. de C.V.

For this study, RPA has carried out some independent sampling of surface exposures and diamond drill core. Underground workings were not sampled because they are inaccessible. RPA has not searched title to the Promontorio property. RPA has relied on technical data contained in reports and results of past exploration work and title documents supplied by Dia Bras.

Metric units as well as Imperial units are used in this report and costs are both in Canadian Dollars (CAD$) and United States Dollars (US$). The sources of information are listed at the end of this report.

The present Technical Report on the Promontorio Property is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

On August 30, 2004, RPA was contacted by Mr. Réjean Gosselin, President of Dia Bras, to submit a proposal for the Technical Report on the Promontorio Property. On September 8, 2004, RPA was retained and work began on that date. The cut-off date for data contained and reviewed in this report is January 20, 2005.


109°
107°
105°
103°
31°
29°
27°
United States of America
Legend:
Town
Highway
Railroad
Au & Ag Occurences
N
Cuidad Juarez
Porvenir
San Pedro Corralitos
Villa Ahumada
Nuevo Casas Grandes
Buenaventura
CHIHUAHUA
SONORA
Dolores
PROMONTORIO PROJECT
CIUDAD CHIHUAHUA
Santa Eulalia
Plomosas
San Carlos
Pinos Altos
La Junta
La Perla
Moris
Cusihuiriachic
Bocoyna
Monterde
Naica
Ciudad Camargo
COAHUILA
Palmarejo
Urique
Millonaria
Batopilas
Hidalgo del Parral
Jimenez
Reforma
El Sauzal Deposit
San Fco. Del Oro
Liuvia de Oro
Sta. Barbara
Morelos
La Dura
Calabacillas
Nepomuceno
SINALOA
DURANGO
United States of America
Chihuahua
Mexico
Gulf of Mexico
Pacific Ocean
Mexico City
32°
24°
16°
112°
104°
96°
88°
0 40 80 120 160 200
Kilometres

Figure 1

**Dia Bras Exploration Inc.**

***Promontorio Project***

*State of Chihuahua, Mexico*

**Location Map**

*December 2004*

# 3 DISCLAIMER

This report was prepared by RPA for Dia Bras Exploration Inc. (Dia Bras). The information, conclusions, and estimates contained herein are based on:

- Information available to RPA at the time of preparation of this report.
- Assumptions, conditions and qualifications as set forth in this report.
- Data supplied by Dia Bras and other third party sources.

For technical information on the Promontorio Property, RPA has relied on some reports by previous operators of the project as well as by other consultants, as well as for information related to land tenure and title provided by Dia Bras. RPA has not verified the technical information in these reports, but has formed its opinions on the geological continuity of the mineralized zones at Promontorio primarily on the basis of this technical information. RPA has visited the Promontorio Property and has taken independent samples.

While it is believed that the information contained herein is reliable under the conditions and subject to the limitations set forth herein, this report is based in part on information not within the control of RPA and RPA does not guarantee the validity or accuracy of conclusions or recommendations based upon that information that is outside the area of technical expertise of RPA. While RPA has taken all reasonable care in producing this report, it may still contain inaccuracies, omissions, or typographical errors.

# 4 PROPERTY DESCRIPTION AND LOCATION

The Promontorio exploration property comprises three mineral licences. The initial two licences (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Recently, Dia Bras has negotiated to acquire the adjacent El Magistral mineral licence held by Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar. Together with this new licence, the property would cover a total area of approximately 187 ha (Table 1 and Figure 2). Even though some small-scale mining has been carried out in the past and some Mineral Resources are reported, the project is at an intermediate stage of exploration.

**TABLE 1 DIA BRAS EXPLORATION INC., PROMONTORIO PROPERTY STATUS, SEPTEMBER 2004**

| Claim | Expln.Title | Area (ha) | Co-ordinates of Corners | |
|---|---|---|---|---|
| Hidalgo (NW) | T-14966 | 25 | Lat.28°24'48" N | Long.107°07'05" W |
| (NE) | | | Lat.28°24'48" N | Long.108°06'47" W |
| (SE) | | | Lat.28°24'32" N | Long.108°06'47" W |
| (SW) | | | Lat.28°24'32" N | Long.107°07'05" W |
| Promontorio (NW) | T-28521 | 20 | Lat.28°24'55" N | Long.108°07'27" W |
| (NE) | | | Lat.28°24'55" N | Long.108°06'51" W |
| (SE) | | | Lat.28°24'48" N | Long.108°06'51" W |
| (SW) | | | Lat.28°24'48" N | Long.108°07'27" W |
| El Magistral | T-195989 | 142 | Lat.28°24'39" N | Long.108°20'00" W |
| **Total** | | **187** | | |

**Source: Dia Bras, 2004 and El Magistral Agreement.**

RPA understands that since the old underground mining operations were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present properties, and they are under exploration permits.

On July 15, 2004, Dia Bras entered into an Option to Purchase Agreement with the two groups of the Bovo family, for the Hidalgo and Promontorio Licences. Dia Bras agreed to pay a total of US$3 million with graduated annual instalments as follows:

- An initial payment of US$40,000.
- US$60,000 due on June 30, 2005.
- US$100,000 due on June 30, 2006.
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio Mineral Licences. As part of the above agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 50 km from these two licences.

On November 24, 2004, Dia Bras also entered into an Option to Purchase Agreement with Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar, for the El Magistral Licence. Dia Bras agreed to pay a total of US$1 million with graduated annual instalments as follows:

- An initial payment of US$50,000 due on November 24, 2004.
- US$75,000 due on November 24, 2005.
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000, for a total of US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two licences.

All licences are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM). Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of six years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence. Annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 2 and 3 below (CRM, 1999).

**TABLE 2 ANNUAL FEES FOR EXPLORATION PROPERTIES IN MEXICO (FEBRUARY 1999)**

| Surface Area (ha) | Fixed Annual Fees (Pesos) | Additional Annual Fees per hectare (M$/ha) | | |
|---|---|---|---|---|
| | | First Period | Second to Fourth Period | Fifth & Sixth Periods |
| Until 30 | 0 | 5.0 | 20.0 | 30.0 |
| 30 to 100 | 0 | 10.0 | 40.0 | 60.0 |
| 100 to 500 | 500 | 20.0 | 60.0 | 120.0 |
| 500 to 1,000 | 1,500 | 18.5 | 57.0 | 120.0 |
| 1,000 to 5,000 | 3,000 | 17.0 | 55.0 | 120.0 |
| 5,000 to 50,000 | 10,500 | 15.5 | 53.0 | 120.0 |
| >50,000 | 100,000 | 14.0 | 50.0 | 120.0 |
| | | | | |

**Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.**

| TABLE 3 ANNUAL FEES FOR MINING PROPERTIES IN MEXICO (FEBRUARY 1999) | | |
|---|---|---|
| **Surface Area (ha)** | **Fixed Annual Fees (Pesos)** | **Additional Annual Fees per hectare (M$/ha)** |
| Until 30 | 0 | 30.0 |
| 30 to 100 | 0 | 60.0 |
| 100 to 500 | 500.0 | 120.0 |
| 500 to 1,000 | 1,500.0 | 240.0 |
| 1,000 to 5,000 | 3,000.0 | 480.0 |
| >5,000 | 10,500.0 | 960.0 |
| | | |
| **Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.** | | |

The Promontorio Property is located some 250 km west-southwest of the city of Chihuahua, the Capital of the State of Chihuahua, in Northwestern Mexico. It is situated within the municipality of Temosachic and is connected by a gravel road to Federal Highway 16, which traverses to larger centres in the area, such as La Junta and Cuauhtémoc. The hamlet of Agua Caliente, the site of hot springs, is located about 1 km south of the property.


781,500
782,500
783,500
EL LEON 3
N
3,146,500
Area of Alteration
3,146,500
EL MAGISTRAL
PROMONTORIO
EL LEON 3
HIDALGO
EL LEON 3
3,145,500
3,145,500
3,144,500
0 100 200 300 400 500
Metres
December 2004

Figure 2

**Dia Bras Exploration Inc.**

***Promontorio Project***

*State of Chihuahua, Mexico*

**Concession Map**

# 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Promontorio property is by dirt roads, about 50 km from the turn-off some 5 km west of the village of Tomóchic on Federal Highway 16 (Figure 1). Logistical support, in terms of power and telephone lines, is not available at the property but is readily available at Tomóchic and other villages along Federal Highway 16. Dia Bras is considering the construction of a new gravel road from the property, which would connect with other gravel roads and reduce to less than half the current distance to the Federal Highway 16. Infrastructure for mining equipment and personnel are available at La Júnta and Chihuahua, where the new Dia Bras exploration office is located.

The Promontorio Property lies in a semi-arid mountainous area of the Sierra Madre Occidental with northwest trending hills, which may be up to 25 km long. This topography reflects the high plateau dissected by deep river valleys with maximum relief of about 1,000 m. The rocks forming the plateau are northwest trending and gently northeast dipping volcanic rocks and carbonate sedimentary rocks. The topographic elevation of the low-lying areas is about 1,200 m above mean sea level. Several creeks, draining mostly to the southwest with tributaries draining from north to northeast, are present in the region. The property is moderately forested with pine, oak, juniper and cactus. Outcrops are common and overburden thickness ranges from 0 to 5 m. The land is used for agriculture where small herds of goats are common and wildlife includes various species of snakes, fox, cats, birds and rabbits.

# 6 HISTORY OF PREVIOUS WORK AND RESULTS

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the $19^{th}$ Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. (Can Mex), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. Based on drill results, Can Mex identified three mineralized areas. These were:

- Veta Grande: Associated with northwest trending structure in the southern part of the property (central part of the Hidalgo Concession).
- Mina Vieja: Associated with a northeast trending structure, also in the southern part of the property (central part of the Hidalgo Concession).
- La Cascada: Associated with northwest trending structure in the northern part of the property (central part of the Hidalgo Concession).

Significant mineralization intersected in the Can Mex RCD holes ranged from 0.70 g/t Au and 0.16% Cu over 4.1 m to 5.15 g/t Au and 7.74% Cu over 24.4 m in the Veta Grande/Mina Vieja areas, and from 1.28 g/t Au and 0.1% Cu over 24.4 m to 19.82 g/t Au and 0.04% Cu over 7.6 m in the La Cascada area (Table 4).

**TABLE 4 SIGNIFICANT RCD INTERSECTIONS BY CAN MEX (1993-1994), DIA BRAS - PROMONTORIO PROPERTY**

| Hole No. | Azimuth (°) | Inclination (°) | Depth (m) | Intersection (m) | g/t Au | % Cu |
|---|---|---|---|---|---|---|
| P2 | 308 | -60 | 100.58 | 24.4 | 1.28 | 0.10 |
| P3 | 265 | -60 | 100.58 | 24.4 | 1.86 | 0.01 |
| P3 | 265 | -60 | 100.58 | 16.10 | 0.92 | 0.03 |
| P5 | | -90 | 100.58 | 3.1 | 3.10 | 0.65 |
| P6 | 150 | -60 | 100.58 | 24.4 | 5.15 | 1.49 |
| P7 | 100 | -60 | 100.58 | 7.7 | 0.51 | |
| P9 | 240 | -60 | 91.44 | 15.2 | 1.31 | 0.16 |
| P9 | 240 | -60 | 91.44 | 10.7 | 0.93 | |
| P10 | 220 | -60 | 100.58 | 10.7 | 2.72 | |
| P11 | | -90 | 131.06 | 32.2 | 1.62 | 0.06 |
| P12 | | -90 | 131.60 | 22.9 | 1.12 | 0.19 |
| P12 | | -90 | 131.60 | 7.6 | 3.18 | 2.97 |
| P19 | 150 | -60 | 100.58 | 1.5 | 2.04 | 0.04 |
| P20 | 145 | -60 | 161.54 | 19.81 | 0.98 | 3.00 |
| P21 | 120 | -60 | 152.40 | 3.05 | 0.87 | 1.86 |
| P23 | 135 | -60 | 100.58 | 15.24 | 1.99 | 0.15 |
| P25 | | -90 | 121.92 | 15.24 | 2.11 | 0.45 |
| P26 | 135 | -60 | 131.06 | 9.15 | 1.86 | 5.06 |
| P27 | 125 | -60 | 100.58 | 10.67 | 1.01 | 0.27 |
| P27 | 125 | -60 | 100.58 | 4.05 | 0.70 | 3.23 |
| P27 | 125 | -60 | 100.58 | 19.80 | 4.11 | 7.74 |
| P28 | 045 | -60 | 137.16 | 3.05 | 1.93 | 0.002 |
| P29 | 055 | -60 | 100.58 | 3.05 | 1.89 | 0.005 |
| P30 | 130 | -60 | 106.00 | 9.14 | 0.66 | 0.02 |
| P31 | 235 | -60 | 121.92 | 7.62 | 0.59 | 0.005 |
| P32 | | -90 | 100.58 | 16.76 | 1.39 | 0.11 |
| P33 | 310 | -60 | 73.15 | 16.76 | 2.60 | 0.03 |
| P33 | 310 | -60 | 73.15 | 13.72 | 1.78 | 0.05 |
| P33 | 310 | -60 | 73.15 | 7.62 | 19.82 | 0.04 |
| P33 | 310 | -60 | 73.15 | 3.05 | 2.31 | 0.40 |
| P37 | 140 | -60 | 120.39 | 30.40 | 2.19 | 0.35 |
| P37 | 140 | -60 | 120.39 | 12.19 | 0.90 | 0.74 |
| P38 | 160 | -60 | 152.40 | 3.0 | 1.93 | 0.59 |

**Source: Thompson, 1995.**

In 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel (James, 1977). Results, however, are not available.

In June 1995, I.S. Thompson of Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) of Vancouver carried out an evaluation of the Promontorio Project for Sierra Dorada S.A. de C.V. (Sierra Dorada) and recommended a two-phase exploration program including some 2,400 m of diamond drilling (Thompson, 1995).

In May 1996, I.S. Thompson also carried out a review of the exploration results to that date and recommended an exploration program on the Promontorio Project, including some 3,400 m of diamond drilling to test the Veta Grande, Mina Vieja and Santiago veins (Thompson, 1996).

From 1975 to 1997, Sierra Dorada completed 57 diamond drill holes (NQ and BQ size) within the two original Hidalgo and Promontorio concessions. In addition, Sierra Dorada completed approximately 4,000 m of rehabilitation of the old underground mine workings and carried out extensive underground geological mapping and sampling. During this time the company also initiated preliminary metallurgical studies, mine planning and economic analysis (James, 1997).

In May 1996, Roland Schmidt of Hazen Research, Inc. (Hazen) of Golden Colorado carried out a mineralogical study on split drill core samples from Promontorio. These consisted of microscope and electron microprobe studies on "high-grade, medium-grade and low-grade ore" from mineralized intersections. Schmidt concluded that enargite, chalcocite (identified as digenite ($Cu_2S_5$)), and tetrahedrite were the chief constituents of copper sulphides in the samples (Schmidt, 1996). Schmidt further noted that digenite is of late stage primary origin and does not represent secondary copper sulphide enrichment, such as supergene chalcocite, and that gold occurs as electrum (77% Au, 23% Ag) in the high-grade sample, as minute particles measuring from <1 μ to 15 μ.

Details of results are further discussed under the separate section of Mineralogical Studies.

In July 2004, Dia Bras acquired the Promontorio Property and started exploring for copper, gold and silver deposits by geological mapping, prospecting and diamond drilling.

# 7 GEOLOGICAL SETTING

## 7.1 REGIONAL GEOLOGY

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), the Mexican Ministry of Mineral Resources.

The Promontorio Property is situated within the Sierra de los Pandos Mountains, which is within a major northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The area is characterized by gold and silver-rich epithermal veins within high sulphidation zones, hosted by felsic pyroclastic rocks. These include the Tutuaca, El Potrero, Los Letreros and Los Bayos occurrences, as well as the Ocampo deposit, which is situated some 25 km (by air) southwest from the Promontorio Property (Figure 3). Early records of the Sierra Dorada production in the 1920s report that some 1,160 tons (1,055 tonnes) of material at an average grade of 0.329 oz/ton Au, 10.55 oz/ton Ag, 19.59% Cu and 14.1% Fe were shipped to the Asarco smelter in the City of Chihuahua. Furthermore, the smelter paid for 90% for the copper and 95% for the gold and silver content, with penalties assessed for the arsenic and zinc.

The area surrounding the Promontorio Property, and in general the Ocampo District is underlain predominantly by a sequence of Upper Cretaceous to Lower Tertiary intermediate to felsic volcanic rocks of the Lower Volcanic Series (LVS), and by younger continental rhyolitic and dacitic ignimbrites of the Upper Volcanic Series (UVS), which are interpreted to be Middle Tertiary in age (Figure 3). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullys.

Review of Figure 3 and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

## 7.2 LOCAL GEOLOGY

The Promontorio Property is underlain by up to 1,000 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about the detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the property is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS (Figure 4).

Structural data from outcrops within the property as well as from drill core indicate that the dominant bedding orientation in the volcanic rocks is the regional northwest striking and gently to moderately northeast dipping trend (Figure 4).


108°00'00"
Las Gallinas
Perlite
Mn
N
Vallecillo
Tutuaca
Au, Ag
PROMONTORIO
Cu, Au, Ag, Pb, Zn
Rio Arisiachi
Rio Tomóchic
Las Barras
Ag
Yepachic
El Potrero
Au, Ag
Agua
Caliente
La Posta
Los Letreros
Cu, Au, Ag, Pb, Zn
Sn José
Tomóchic
Sta. Brigida
Au, Ag
Cubiro
Au, Ag
Zona de Concheño
Au, Ag
Rio Concheño
Los Pinos
Au, Ag
Los Bayos
La Lobera
Basusachi
Chorro de Agua
Ag, Au
Arroyo
La Norteña
Au, Ag
Arroyo Basurichi
Ontiveros
Ocampo
Au, Ag
Guadelópe
Tecoríchic
El Alamo
Mocho
Cajurichi
Rio Agua Caliente
La Mision
Meguachi
Candamena
Au, Ag
Grijalva
Agua
Caliente
28°00'00"
San
Juanito
Uruachi
Distrito Uruachi
Au, Ag
Gasogachi
Maguarichi
Au, Ag
El Yepaso
Rio Oteros
Basogachic
La Fierrosa
Au, Ag
Sta. Maria
Au, Ag
Gualaybo
Creel

*After: Thompson, 1995 and Plano Geologico Minero Chihuahua, 1985.*

**Legend:**

- *Tertiary: Intermediate pyroclastic rocks (tuff & lappili tuff) of the Upper Volcanic Series (UVS).*
- *Upper Cretaceous - Lower Tertiary Felsic pyroclastic rocks & porphyries of the Lower Volcanic Series (LVS).*
- *Undifferentiated intrusives rocks.*
- *Undifferentiated metamorphic rocks.*
- ⊗ *Mineral occurrence or deposit.*
- *Drainage*
- *Paved road*
- *Gravel road*
- *Railroad*

0 5 10 15 20
Kilometres

Figure 3

**Dia Bras Exploration Inc.**

***Promontorio Area***

*State of Chihuahua, Mexico*

**Regional Geology**

*December 2004*


782,400 E.
782,500 E.
782,600 E.
782,700 E.
782,800 E.
3,146,300 N.
3,146,200 N.
3,146,100 N.
3,146,000 N.
3,145,900 N.
3,145,800 N.
3,145,700 N.
Legend:
Surficial altered zone
Lower Volcanic Series (LVS)
Dacite
Upper Volcanic Series (UVS)
Breccia volcanic rocks
Tuff
Ash Tuff
Property boundary
Hydrothermal alteration zone
Breccia zone
Fault
Geological contact
Roads drill sites
Underground workings
Elevation (m)
Promontorio Monument
Attitude of bedding, fracture
N
SHAFT
HACIENDA VIEJA
0 25 50 75 100
Metres
December 2004

Figure 4

**Dia Bras Exploration Inc.**

***Promontorio Project***

*State of Chihuahua, Mexico*

**Local Geology Map**

## 7.3 DEPOSIT TYPES

Base metal and gold mineralization in the Promontorio area is hosted primarily by north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS, and consists of massive sulphide zones (50 cm to 1.5 m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization is recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization,is the massive sulphide type.

Work carried out to date by Dia Bras and by earlier operators indicate that the Promontorio Property is situated in a geologic environment which hosts high sulphidation-type epithermal gold-polymetallic deposits, such as the Ocampo deposit, some 25 km southwest of the property.

# 8 MINERALIZATION

The volcanic rocks of the Promontorio Property have been affected by hydrothermal alteration events. Mineralogical (thin section as well as polished section) work has been carried out, and observations in the field show that the polymetallic gold-silver-copper mineralization and the associated alteration assemblage within the felsic volcanic rocks is spatially related to the northwest trending central gully, which transects the Hidalgo, Promontorio and El Magistral Mineral Concessions. Three events of mineralization are observed. These are:

- An early episode of gold and polymetallic sulphide mineralization: Massive sulphide veins, comprising predominantly of enargite, sulphosalts and minor pyrite, chalcopyrite, sphalerite and galena are associated with intense silicification.
- A second episode of clay alteration is associated with the brecciated zones within the northeast trending structures. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias.
- A third episode of gold (and silver?) mineralization is associated with pervasive disseminated pyrite

## 8.1 TYPES OF MINERALIZATION

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization is recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type (Muerhoff and Ristorelli, 1997). Details of each type of mineralization, however, are not provided in earlier reports.

## 8.2 MINERALIZED AREAS

Currently, there are at least five mineralized zones within the Promontorio Property. These are the Veta Grande Vein, Santiago Vein, Mina Vieja Hangingwall Zone, Mina Vieja Vein, and the San Felipe Vein (Figure 5). All except the Veta Grande vein trend northeast. Other northeast structures also cut the northwest trending Veta Grande Vein.

### 8.2.1 VETA GRANDE VEIN

The mineralized zones within this structure are readily observed on the surface and are situated along the west flank of the hill, east of the central gully, where limonitic staining is common within the relatively more resistant siliceous outcrops. This vein has been explored by at least 10 diamond drill holes in the past by Can Mex and has been tested over a range of 90 m in the vertical dimension and traced for more than 100 m along strike (Figures 6, 7, 10 and 11). Earlier operators also drove an exploration tunnel in a northeasterly direction and, upon encountering it, drifted along the vein in a southeasterly direction (Figure 6). Results of underground sampling, however, are not available at this time. Mineralized intersections in drill core and RCD chips range from 4.11 g/t Au, 106.3 g/t Ag, 2.69% Cu and 0.52% As over 0.66 m in hole P96-23 to 1.09 g/t Au, 29.39 g/t Ag, 1.88% Cu and 0.45% As over 7.87 m in hole P96-22 (Table A in Appendix).

### 8.2.2 SANTAGO VEIN

The style of sulphide mineralization within the Santiago vein is similar to the Veta Grande Vein. In general, however, the grades are lower than the latter. This vein trends northeast (N50°E to N60°E) and is subvertical (Figures 7 and 8). Mineralized intersections range from 1.77 g/t Au, 48.0 g/t Ag, 5.36% Cu and 0.06% As over 6.56 m in hole P96-07 to 2.67 g/t Au, 30.86 g/t Ag, 2.11% Cu and 0.13% As over 1.64 m in hole P96-06.

### 8.2.3 MINA VIEJA VEIN

A silicified zone, about 40 m wide and trending northeast, has been mapped and intersected in Can Mex Drill Holes P-06 and P-20 in the Mina Vieja (Old Mine) area. It averages about 15 m in thickness and extends over a vertical range of about 45 m (Figures 9 and 12). Mineralized intersections in drill core and RCD chips range from 0.35 g/t Au, 17.15 g/t Ag, 1.82% Cu and 0.12% As over 6.56 m in hole P96-14 to 1.20 g/t Au, 29.15 g/t Ag, 1.67% Cu and 0.10% As over 3.28 m in hole P96-05.

### 8.2.4 MINA VIEJA HANGINGWALL STRUCTURE

This structure is situated almost half-way between the Santiago Vein and the Mina Vieja Vein (Figure 6). A mineralized intersection across this structure is 3.43 g/t Au, 77.15 g/t Ag, 2.49% Cu and 0.37% As over 0.66 m in hole P97-02.

### 8.2.5 SAN FELIPE VEIN

This structure is situated some 30 m south of the Mina Vieja Vein and intersects the Veta Grande Vein at its southern extremity (Figure 9). A mineralized intersection returned 51.44 g/t Ag and 4.88% Cu over 4.92 m in drill hole P96-10.

### 8.2.6 LA CASCADA STRUCTURE

This structure is situated in the northern part of the property (Figure 5). Mineralized intersections in drill core and RCD chips range from 0.36 g/t Au, 24.0 g/t Ag, 0.81% Cu and <0.01% As over 0.98 m in hole P96-28 to 0.53 g/t Au, 29.27 g/t Ag, 1.83% Cu and 010% As over 3.61 m in hole P96-32 (Table A in Appendix).

### 8.2.7 EASTERN STRUCTURE

RPA notes that a wider mineralized zone has been intersected in a two holes (P96-01 and P96-02), but has not yet been identified as a target area (Figure 8). These intersections are, in general, wider and higher grade than the average in the other drill holes, as follows:

- Hole P96-01: with intersections of 3.15 g/t Au, 41.83 g/t Ag and 2.87% Cu over 1.64 m at 90.16 m (down-hole) and 3.33 g/t Au, 165.91 g/t Ag and 10.33% Cu over 11.47 m (from 115.0 m to 126.47 m down-hole).

- Hole P96-02: with intersections of 5.11 g/t Au, 205.14 g/t Ag and 11.66% Cu over 6.56 m (from 75.0 m to 81.56 m down-hole).

RPA is of the opinion that this is a new target area and warrants further drill testing.


Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Surface Plan of Mineralized Areas & Diamond Drill Holes
Figure 5
December 2004
After: Mine Development Associates, 1997.
Legend:
Mine workings
Previous Diamond drill hole
Recent Diamond drill hole
Vertical projection of mineralized intersection in diamond drill holes
Postulated fault
Metres
0
20
40
60
80
100
Eastern Structure
Veta Grande
San Felipe Vein
Santiago Vein
Mina Vieja Vein
10,200 E
10,000 E
9,800 E
10,200 N
10,000 N


2080 m.
2,070 m.
2,060 m.
2,050 m.
2,040 m.
2,030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
0
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
Surface
Adit of Veta Grande Tunnel
P97-13 / 14
P96-17
P96-18
1.03, 37.7, 1.48 / 4.23 m.
1.88, 137.8, 4.70 / 0.66 m.
2.74, 89.8, 9.30 / 0.66 m.
P97-13 E.O.H.
P97-13 E.O.H.
P96-17 E.O.H.
P97-14 E.O.H.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
Veta Grande not intercepted
0 5 10 15 20 25
Metres
December 2004

Figure 6

**Dia Bras Exploration Inc.**

***Promontorio Project***

*State of Chihuahua, Mexico*

**Veta Grande Vein**
**Vertical Cross Section 105 NW**



2080 m.
2,070 m.
2,060 m.
2,050 m.
2,040 m.
2,030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
0
Surface
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
Veta Grande Tunnel
(Due N)
P97-01
P96-23 / 24
4.68, 78.2, 1.36 / 2.62 m.
4.11, 106.3, 2.69 / 0.66 m.
P96-24
E.O.H.
P96-23
E.O.H.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
Veta Grande not intercepted
0 5 10 15 20 25
Metres
December 2004


Figure 7

**Dia Bras Exploration Inc.**

***Promontorio Project***
*State of Chihuahua, Mexico*

**Veta Grande Vein**
**Vertical Cross Section 135 NW**


2,060 m.
2,050 m.
2,040 m.
2,030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
1,930 m.
0
Surface
P96-01 / 02
Veta Grande
Tunnel
Felsic to Intermediate Tuffs
(LVS)
P96-15
Esatern
Structure
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
5.11, 205.1, 11.66 / 6.56 m.
P96-02
to 156 m.
Felsic to Intermediate Tuffs
(LVS)
3.15, 41.8, 2.87 / 1.64 m.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
3.33, 165.9, 10.33 / 11.47 m.
0 5 10 15 20 25
Metres
P96-01
E.O.H.
December 2004

Figure 8

**Dia Bras Exploration Inc.**

***Promontorio Project***

*State of Chihuahua, Mexico*

**Eastern Structure**
**Vertical Cross Section 180 NW**


NW
SE
Surface
Surface
San Felipe Tunnel
San Felipe Vein
Santiago Tunnel
P96-09 / 10
P96-05 / 06
P96-09 E.O.H.
P96-10 to 113 m
P96-05 to 141.6 m
P96-06 to 114.8 m
Mina Vieja Vein
----, 53.2, 4.81 / 13.11 m.
----, 51.4, 4.88 / 4.92 m.
1.20, 30.9, 1.67 / 3.28 m.
2.67, 30.9, 2.11 / 1.64 m. (Santiago)
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
2030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
1,930 m.
0 5 10 15 20 25
Metres
December 2004
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Santiago, Mina Vieja
& San Felipe Veins
Vertical Cross Section 105 NE

Figure 9


NW
SE
Surface
Surface
2030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
1,930 m.
P96-13 / 14
P97-14
Mina Vieja Tunnel
0.75, 17.2, 2.60 / 1.97 m.
0.35, 17.2, 1.82 / 6.56 m.
P96-14 to 98.7 m
P96-13 to 91.8 m
0 5 10 15 20 25
Metres
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
Figure 10
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Mina Vieja Vein
Vertical Cross Section 75 NE
December 2004


W L.R.
Figure 11
E
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Veta Grande Vein
Vertical Section 10125 N
Looking North
Legend:
Lithology
Dacite (LVS)
Rhyolitic Breccia
Mineralization
Massive Sulphides
Dessiminated Sulphides
Fault
Geological Contact
Underground Workings
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
2050
2000
1950
1900
1850
1800
0.14, 11.0, 2.30 / 2 m
PMT-01-04
PMT-02-04
1.04, 14.0, 1.16 / 0.3 m
Massive = 1.65 m
0.47, 45.0, 1.11 / 2 m
188m
190m
1.42, 53.0, 8.68 / 2 m
215m
217m
3.21, 290.0, 10.57 / 3.5 m
252.5m
256m
5.17, 44.0, 2.87 / 0.6 m
0 10 20 30 40 50
Metres
January 2005
To 340 m
E.O.H.
After: Dia Bras, 2005


W
E
2050
2050
2000
2000
1950
1950
1900
1900
1850
1850
1800
PMT - 04 - 04
PMT - 03 - 04
38 m
E.O.H.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
Mina Vieja
Vein
1.36, 36.0, 4.13 / 3 m
0.60, 40.0, 3.17 / 6 m
Legend:
Lithology
Dacite (LVS)
Mineralization
Massive Sulphides
Geological Contact
Massive = 1.65 m
0.73, 39.0, 1.27 / 1 m
266 m
E.O.H.
0 10 20 30 40 50
Metres

Figure 12

**Dia Bras Exploration Inc.**

***Promontorio Project***

*State of Chihuahua, Mexico*

**Mina Vieja Vein**

**Vertical Section 10025 N**

**Looking North**

*January 2005*



10,100
10,100
10,100
10,075
10,075
10,050
10,025
N
Legend:
Fault
64° Strike & Dip
Shaft
Sample
Assay Values
g/t Au, g/t Ag, % Cu
0 5 10 15 20 25
Metres
Figure 13
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Veta Grande
Underground Sampling
(After: Sierra Dorada, 1997)
December 2004
Dacitic Rocks
Dacitic Rocks
B25 - 8.06, 190.1, 7.55
B26 - 5.82, 67.8, 2.03
B27 - 1.22, 29.1, 0.33
B88 - 2.43, 108.0, 2.34
B89 - 1.30, 12.3, 0.33
B90 - 0.85, 11.1, 0.191
BNO. CAN-MEX
B91 - 0.34, 6.3, 0.121
B92 - 0.34, 2.6, 0.068
Veta Grande Shaft
Internal Shaft connecting with vein
B30 18.29, 267.1, 6.36
B31 13.26, 206.6, 1.34
B95 3.25, 274.0, 3.7
B96 2.02, 171.0, 3.4
B94 2.39, 179.0, 3.94
B93 6.57, 416.0, 13.9
B28 3.48, 408.2, 19.46
BNO. 41
85°
75°
64°
79°
78°
69°
65°
49°
65°
61°
83°
63°


10,150
10,125
10,100
10,100
10,075
10,050
10,025
10,000
N
Legend:
Fault
64°
Strike & Dip
Shaft
Sample
Assay Values
g/t Au, g/t Ag, % Cu
0 5 10 15 20 25
Metres
Figure 14
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Santiago Vein
Underground Sampling
(After: Sierra Dorada, 1997)
B5 - 3.13, 43.6, 0.96
B4 - 2.3, 19.6, 0.67
B3 - 11.36, 128.1, 3.33
B2 - 14.02, 130.9, 6.97
B1 - 3.42, 101.0, 5.80
B6 - 3.94, 191.0, 12.42
B7 - 7.83, 197.8, 20.24
Dacitic Rocks
Santiago Shaft
70°
80°
82°
81°
73°
84°
77°
61°
85°
December 2004


10,025
10,000
9,975
9,950
9,925
10,025
10,000
N
B58 - 0.17, 0.7, 0.01
B57 - 0.27, 3.3, 0.06
B49 - 0.44, 5.2, 0.19
B48 - 0.20, 5.3, 0.16
B47 - 0.53, 13.2, 0.32
B46 - 0.17, 8.7, 0.13
B45 - 0.20, 4.3, 0.01
B44 - 0.17, 3.5, 0.01
B43 - 0.17, 3.0, 0.01
B59 - 0.20, 6.4, 0.03
P.P.
Mina
Vieja
Shaft
B54 - 0.17, 0.7, 0.20
B55 - 0.17, 0.7, 0.01
B56 - 0.17, 0.7, 0.02
B50 - 5.27, 63.4, 1.36
B51 - 0.17, 1.7, 0.03
B52 - 0.17, 1.6, 0.02
B53 - 0.76, 7.0, 0.20
Dacitic Rocks
P21
0 5 10 15 20 25
Metres
Legend:
Fault
Strike & Dip
Shaft
Sample
Assay Values
g/t Au, g/t Ag, % Cu
Figure 15
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Vieja Vein
Underground Sampling
(After: Sierra Dorada, 1997)
December 2004

## 8.3 MINERALOGICAL STUDIES

In 1996, Roland Schmidt of Hazen Research, Inc. (Hazen) of Golden Colorado carried out a mineralogical study on split drill core samples from Promontorio, as noted above. These consisted of microscope and electron microprobe studies on "high-grade, medium-grade and low-grade ore" from mineralized intersections.

The "high-grade ore" material consisted predominantly of coarse-grained galena and sphalerite, with locally abundant copper sulphosalts and sulphides and occurring as complex intergrowths with galena. Very little rock matrix is evident except for the sporadic occurrence of a few feldspar laths (Schmidt, 1996).

The "medium-grade ore" material consisted of intensely silicified rock with cavities coated with drusy quartz, and locally abundant enargite occurring as coarse crystalline masses up to 1 cm. White powdery clay occurs as partial fillings in some enargite crystal cavities.

The "low-grade ore" material consisted of silicified felsic volcanic rock with conspicuous white altered phenocrysts and/or rock fragments of feldspathic material composed of clay minerals identified as dickite. The silicified matrix contains abundant finely disseminated pyrite. Occasional coarse pyrite is also present and minor enargite mineralization occurs as fillings in pockets and fractures (Schmidt, 1996).

Schmidt concluded that enargite, chalcocite (identified as digenite ($Cu_2S_5$)), and tetrahedrite ($Cu_{12}Sb_4S_{13}$) were the chief constituents of copper sulphides in the samples (Schmidt, 1996). Microprobe analyses showed that the tetrahedrite-tennantite series consists of the tennantite endmember ($(Cu,Fe)_{12}As_4S_{13}$). Schmidt further noted that digenite is of late stage primary origin and does not represent secondary copper sulphide enrichment, such as supergene chalcocite, and that gold occurs as electrum (77% Au,

23% Ag) in the high-grade sample, as minute particles measuring from <1 μ to 15 μ. The following discussion of the detailed mineralogical results is taken from Schmidt (1996):

### 8.3.1 HIGH GRADE ORE

Even though megascopically this material is coarse-grained and appears texturally simple, microscopic polished-section study shows considerable textural complexity of the ore minerals. Schmidt noted that:

- Coarse-grained galena and sphalerite are the dominant sulphide minerals, together with subordinate digenite, tennantite, and enargite and minor to trace amounts of pyrite, bornite, chalcopyrite and native gold (electrum). For the most part, the galena and sphalerite are coarsely intergrown with each other. The texture and intergrowth relationships of the other sulphides are more complex and varied. Both enargite and tennantite occur as intimate intergrowths (in local masses measuring up to several millimetres in diameter and as interstitial and fracture fillings) and sometimes as replacement of galena. Sphalerite-rich areas are frequently transacted by tennantite fracture fillings.

- Digenite, together with relict bornite, occurs as interstitial and ill-defined fracture filling material as well as along galena cleavage planes. Locally, it occurs as aggregates measuring up to several millimetres across, complexly intergrown with tennantite and fine-grained galena. Typically, these aggregates are surrounded by a halo of mostly fine-grained tennantite. In association with sphalerite, the digenite frequently occurs as replacement veins and as delicate fracture fillings invading the sphalerite. The particle size of sphalerite and digenite varies from a few microns to several hundred microns.

- Liberation of the copper from galena would be difficult. The small amount of pyrite present occurs invariably as relict corroded-appearing intergrowths with enargite.

### 8.3.2 MEDIUM GRADE ORE

In the "medium-grade ore", enargite is also the dominant sulphide mineral, together with minor to trace amounts of digenite, tennantite, bornite, chalcopyrite, galena and pyrite. Polished section study suggests that enargite occurs in two types; in one type, the enargite occurs as a 1-cm wide massive vein filling, composed of coarse tabular crystals in the rock matrix. In the other section, enargite occurs as fillings in voids measuring up to 5 mm, and in fractures varying from 100 μ to 1,000 μ. Schmidt further noted that:

- All of the enargite consists of coarse prismatic crystal aggregates with individual crystals measuring up to 5 mm in length. Locally it may be fractured.

- With the exception of some of the pyrite, the other sulphides are associated with the enargite as complex intergrowths. Pyrite, however, generally occurs as fine-grained dissemination through the rock.

- Digenite is frequently associated with bornite and displays a peculiar sponge-or emulsion-like texture and occurs as interstitial fillings measuring about 50 μ to 100 μ or as ill defined veinlets.

- Tennantite is similar in occurrence to digenite and occasionally occupies interstices in enargite measuring up to 500 μ. It also occurs as veinlets following enargite cleavages and more commonly as selvages (30 μ to 500 μ in diameter and accompanied by partially replaced pyrite) between enargite and matrix material. There is no evidence of replacement of pyrite by supergene copper sulphides such as chalcocite.

### 8.3.3 LOW-GRADE ORE

For this type of mineralization Schmidt noted that:

- Copper occurs chiefly as enargite and in minor amounts as digenite, bornite and chalcopyrite. Other sulphides present are minor pyrite and traces of galena. The enargite occurs as coarse (up to 6 mm) fillings in crevices and fracture fillings varying from 100 μ to 1,000 μ in thickness.

- The digenite frequently shows relict bornite and occurs predominantly as selvages at the enargite-gangue matrix interphase and less commonly as interstitial fillings in the enargite.

- The pyrite is mostly associated with the rock matrix, occurring generally as small euhedral crystals. Again, there is no evidence of supergene replacement of pyrite by the copper sulphide, and the digenite occurrences observed are believed to represent a later generation of sulphide mineralization but not supergene replacement.

- Abundant fine rutile occurs disseminated throughout the gangue matrix.

## 8.4 OUTCROP SAMPLING

Currently, Dia Bras is carrying out a program of detailed geological and structural mapping and lithogeochemical sampling over the entire project area. Sampling is

concentrated in the areas of previous showings and several structures, which are interpreted to be mineralized. Results are not yet available.

# 9 DIAMOND DRILLING

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along extensions of the mineralized veins at Promontorio. This program is currently in progress. The locations of the new drill holes as well as those completed by earlier operators are shown in Figure 5. Diamond drilling is carried out by Dia Bras personnel and equipment owned by Dia Bras. Drill core is NQ size and the entire core is stored at the project site.

The objective of this program is to explore for near surface gold and polymetallic sulphide mineralization within the area of the alteration zone extending from the southeastern part to the northwestern part of the Hidalgo Concession, on the eastern flank of the central gully. These holes are planned to test and better outline the areas close to the previously discovered gold and polymetallic sulphide mineralization.

In total, Dia Bras completed some 3,175 m in 15 drill holes. All of these were inclined drill holes, and the total length varied from 38 m to 340, with most of them being in the range from 160 m to 300 m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au) (Table B in Appendix). In total, 527 samples were collected for Cu, Au and Ag assays.

## 9.1 DRILL HOLE CO-ORDINATES AND SURVEYS

All drill hole collar co-ordinates are based on a Universal Transverse Mercator (UTM) grid system. Down-hole surveys of the drill holes are not done and survey data on drill holes completed by earlier operators are not available. RPA checked the collar coordinates of the first drill hole and found them to be satisfactory. RPA understands that drill hole locations will be upgraded and tied in to the UTM co-ordinate system based on a new and detailed topographic survey. RPA recommends down-hole surveys be carried out on all of the drill holes completed during the current drilling campaign.

## 9.2 CORE LOGGING, SAMPLING AND APPROACH

Drill core is logged by Mr. Luis Carlos Chavez, Geologist, using a strip logging method, marking lithologic contacts, structural features and alteration and/or mineralization assemblages. Core recovery is noted, core orientation and Rock Quality Designation (RQD), are also measured as part of the drill hole logging to determine the true orientation of planar and other structural features, such as bedding and fractures, intersected in the drill core. The logs of drill holes completed by Sierra Dorada as well as those of the current drill program, include the following information:

- Hole name, dip, azimuth, length, collar coordinates, dates started and completed, core size, geologist name, property/project name.
- Descriptive text (rock type, colour, grain size and form, fabric/texture, mineralogy, sulphides, alteration type and intensity, veins, dikes, cross-cutting relationships, faults, fault gouge, lost core).
- Nature and density of faults, fractures and joints.
- Core angles of veinlets, magmatic banding, lithological contacts, alteration contacts, faults, and joints.
- Visually estimated sulphide and other mineral abundances (% sulphides), relative amount of brecciation and vein material.
- A graphic log marking textural and structural features observed on drill core.

Mineralized and/or intervals of altered rock of the current drill program are split and sent for assay to Chemex Laboratories (Chemex) in Mississauga, Ontario. In general, samples are collected at 1 m intervals, except when a narrower interval (massive sulphide or quartz vein zone) of less than 1 m is also sampled. Drill holes are then plotted and manual checking is done by Mr. Mark Lee for any errors in the plots. RPA recommends that density measurements be carried out on drill core as part of the drill hole logging, to compare with other data from earlier work by Can Mex and Sierra Dorada.

## 9.3 SAMPLE PREPARATION, ANALYSIS AND SECURITY

At Chemex samples are crushed, pulverized and assayed for gold, silver, copper, zinc, lead and arsenic using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu, Zn, Pb and As: using the wet chemical method.

The sample preparation and assay protocols are presented in the Appendix. RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada.

Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. Assay results are shown in Table B (Appendix) and RPA is not aware of any reporting errors.

## 9.4 DATA VERIFICATION

Data verification of assay results is done by Dia Bras personnel. Check assaying is done at Chemex. Dia Bras has not requested routine check assaying of standards or blanks. For quality control RPA recommends that Dia Bras personnel insert control samples of blank and standard with each batch of regular samples sent to the laboratory. The former (blank) samples may be country rock with no precious metal values, may be

inserted after the 10th, 32nd, 54th etc. sample and the latter standard samples of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th etc. sample.

This procedure provides a preliminary check on the gold and tungsten concentration of the 10% of the sample population. Both blank and standard samples are numbered consecutively to allow for easier tracking of assay results and for "honest" assaying at the laboratory. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

# 10 RPA INDEPENDENT SAMPLING

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As (Table 5).

**TABLE 5: PROMONTORIO PROPERTY, RPA INDEPENDENT SAMPLING RESULTS**

| DDH # | Dia Bras / SNG Sample # | RPA Sample No | From (m) | To (m) | Int (m) | g/t Au | g/t Ag | % Cu | % Pb | % Zn | % As |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 4 | BN04-08 | | 71.80 | 73.44 | 1.64 | 1.16 | 5.48 | 0.54 | 0.04 | 0.14 | |
| 4 | | **M619040** | **71.80** | **73.44** | **1.64** | **1.10** | **37.3** | **0.48** | **0.02** | **0.07** | **0.02** |
| 4 | BN04-036 | | 117.70 | 119.02 | 1.32 | 6.85 | 443.71 | 24.51 | 0.05 | 0.15 | |
| 4 | | **M619041** | **117.70** | **119.02** | **1.32** | **5.90** | **381.4** | **27.02** | **0.07** | **0.11** | **6.85** |
| | | **M619042** | | | | **0.07** | **11.6** | **0.07** | **0.08** | **0.08** | **0.04** |
| | | **M619043** | | | | **2.19** | **414.3** | **62.15** | **0.20** | **0.25** | **7.12** |
| | | **M619044** | | | | **1.54** | **54.4** | **0.05** | **0.05** | **<0.01** | **0.51** |
| | | **M619045** | | | | **0.10** | **21.5** | **0.01** | **0.04** | **0.02** | **0.01** |
| PMT-01-04 | 227088 | | 215.00 | 216.00 | 1.00 | 0.28 | 6.9 | 1.30 | 0.02 | 0.01 | 0.37 |
| PMT-01-04 | | **M619046** | **215.00** | **216.00** | **1.00** | **<0.03** | **14.3** | **0.29** | **0.03** | **<0.01** | **0.05** |
| PMT-01-04 | 227089 | | 216.00 | 216.60 | 0.60 | 6.16 | 236.0 | 42.10 | 0.04 | 0.14 | 0.35 |
| PMT-01-04 | | **M619047** | **216.00** | **216.60** | **0.60** | **6.99** | **230.7** | **42.45** | **0.12** | **0.12** | **11.94** |
| PMT-01-04 | 227090 | | 216.60 | 217.00 | 0.40 | 0.31 | 22.7 | 0.99 | 0.05 | 0.06 | 0.35 |
| PMT-01-04 | | **M619048** | **216.60** | **217.00** | **0.40** | **0.14** | **18.0** | **0.72** | **0.04** | **0.04** | **0.24** |
| PMT-01-04 | 227091 | | 252.50 | 253.50 | 1.00 | 7.34 | 719.0 | 25.00 | 0.13 | 0.27 | >1.0 |
| PMT-01-04 | | **M619049** | **252.50** | **253.50** | **1.00** | **4.46** | **473.1** | **20.72** | **0.14** | **0.23** | **N/A** |
| PMT-01-04 | 227092 | | 253.50 | 254.50 | 1.00 | 0.125 | 15.5 | 0.79 | 0.11 | 0.04 | 0.79 |
| PMT-01-04 | | **M619050** | **253.50** | **254.50** | **1.00** | **0.27** | **35.3** | **1.20** | **0.10** | **0.12** | **0.40** |
| PMT-01-04 | 227093 | | 254.50 | 255.50 | 1.00 | 6.17 | 479.0 | 17.90 | 0.26 | 1.32 | >1.0 |
| PMT-01-04 | | **B227199** | **254.50** | **255.50** | **1.00** | **6.10** | **506.8** | **14.81** | **0.25** | **1.08** | **4.89** |
| PMT-01-04 | | | 255.50 | 256.02 | 0.52 | | | | | | |
| PMT-01-04 | | **B227200** | **255.50** | **256.02** | **0.52** | **3.91** | **276.1** | **10.68** | **0.21** | **0.49** | **3.40** |

**Note: RPA sample M619042: Grab sample of Mina Vieja outcrop.**
**RPA sample M619043: Grab sample of stockpile from underground samples of Veta Grande Vein.**
**RPA sample M619044: Grab sample of Veta Grande Vein outcrop.**
**RPA sample M619045: Grab sample of silicified breccia outcrop on west side of central gully.**

**For samples M619040 and M619041 Metric interval is calculated from Imperial system.**
**Dia Bras samples assayed at ALS Chemex Laboratories, Mississauga, Ontario, Canada.**
**RPA samples assayed at SGS Laboratories, Don Mills, Ontario, Canada.**
**RPA assay values are in bold letters.**

# 11 MINERAL RESOURCES

Historical Mineral Resources within the Promontorio property are reported to contain some 625,000 tonnes of Indicated Mineral Resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As (Table 6). Inferred Mineral Resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported (Table 6). These resources were estimated by Mine Development Associates of Reno, Nevada, in 1997 at a 0.5% Cu cut-off grade, using a density of 3.34 g/cm$^3$, and are reported to be present within five veins. RPA notes that the bulk of the Mineral Resources comprise the massive sulphide zones of the Veta Grande Vein.

RPA has not yet carried out an independent estimate of the Mineral Resources of the Promontorio Property. This is planned to be done upon completion of the current diamond drilling program.

**TABLE 6 HISTORICAL MINERAL RESOURCES, DIA BRAS - PROMONTORIO PROPERTY**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| **Indicated Mineral Resources** | | | | | | | |
| **Vein** | **Tonnes** | **g/t Au** | **g/t Ag** | **% Cu** | **% Pb** | **% Zn** | **% As** |
| Veta Grande | 370,700 | 2.88 | 75.62 | 4.71 | 0.24 | 0.73 | 1.08 |
| Santiago | 85,300 | 1.35 | 34.96 | 2.93 | 0.06 | 0.37 | 0.67 |
| Mina Vieja HW | 31,500 | 2.72 | 83.42 | 6.26 | 0.13 | 0.05 | 1.45 |
| Mina Vieja | 77,200 | 4.14 | 72.10 | 2.95 | 0.03 | 0.03 | 0.19 |
| San Felipe | 59,700 | 0.75 | 32.07 | 1.71 | 0.02 | 0.02 | 0.31 |
| **Total** | **624,400** | **2.62** | **65.86** | **4.04** | **0.16** | **0.49** | **0.86** |
| **Inferred Mineral Resources** | | | | | | | |
| Veta Grande | 160,300 | 3.05 | 88.94 | 5.69 | 0.27 | 0.87 | 1.31 |
| Santiago | 143,100 | 1.02 | 24.33 | 1.77 | 0.04 | 0.18 | 0.46 |
| Mina Vieja HW | 33,900 | 2.69 | 87.96 | 7.05 | 0.13 | 0.06 | 1.66 |
| Mina Vieja | 28,500 | 3.54 | 72.90 | 3.48 | 0.04 | 0.05 | 0.27 |
| San Felipe | 32,100 | 0.60 | 23.32 | 1.09 | 0.02 | 0.02 | 0.12 |
| **Total** | **397,900** | **2.13** | **59.21** | **3.87** | **0.14** | **0.43** | **0.86** |
| | | | | | | | |
| **Note: Mineral Resources estimated at the 0.5% Cu cut-off grade.** | | | | | | | |
| **Source: MDA, 1997.** | | | | | | | |

MDA estimated the Mineral Resources using the Cross Sectional Method. MDA constructed two sets of cross sections spaced 15 m apart, depicting geology and mineralized intersections. One set was for the Veta Grande Vein and the other set for the other four mineralized veins, which intersect the Veta Grande Vein. MDA extrapolated the grade of the mineralized intersection 25 m along dip and 7.5 m along strike (half way to the next cross section) to calculate the average grade of the polygon.

RPA notes that MDA considered the above to be only a preliminary resource estimate. Nevertheless, RPA makes the following observations on the MDA resource estimate:

- The mineralized veins are steeply dipping or subvertical.
- A number of the drill hole intersections are at acute angles (in places almost down-dip) to the orientation of the mineralized zone.
- The resources were estimated based on assumptions that similar grade mineralization continues along strike and down dip.

RPA cannot comment on the reasonableness of these estimates and recommends further drill testing of these mineralized veins to estimate the Mineral Resources of the area.

RPA is of the opinion that the presently available data are not sufficient for estimation of Mineral Resources or Mineral Reserves as defined in NI 43-101. For a Mineral Resource estimate RPA recommends additional diamond drilling, continuous chip or channel sampling of the wide alteration zone on the surface as well as veins along underground workings.

# 12 ADJACENT PROPERTIES

Mineral properties situated around the Dia Bras Promontorio Property belong to Compañía Peñoles (Peñoles). These include the El León 3 concession which surrounds the Promontorio, Hidalgo and El Magistral concessions (Figure 2). There are no significant mineral showings or deposits in the concessions adjacent to the Promontorio Property.

# 13 MINERAL PROCESSING AND METALLURGICAL TESTING

## 13.1 PREVIOUS TESTWORK

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

As part of its test work, CRM also carried out mineralogical studies using polarizing microscope on the samples. Results are presented in Table 8.

| TABLE 8 MINERALOGICAL COMPOSITION OF BULK SAMPLE (CRM, 1997), DIA BRAS - PROMONTORIO PROJECT | | | |
|---|---|---|---|
| | | | |
| **Proportion** | **Mineral** | **Chemical Composition** | **Method of Determination** |
| Major constituent (>10%) | Quartz | $SiO_2$ | XRD, TS |
| | | | |
| Important constituent (1 to 10%) | Pyrite | $FeS_2$ | XRD, TS |
| | Enargite | $Cu_3AsS_4$ | XRD, TS |
| | Tennantite | $(CuFe)_{12}As_4S_{13}$ | XRD, TS |
| | Kaolinite | $Al_2Si_2O_5(OH)_4$ | XRD |
| | Chalcocite | $Cu_2S$ | PS |
| | Digenite | $Cu_9S_5$ | PS |
| | Bornite | $Cu_5FeS_4$ | PS |
| | | | |
| Minor constituent (0.1% to 1%) | Covellite | CuS | PS |
| | Orthoclase | $KAlSi_3O_8$ | XRD |
| | Djurkeite | $Cu_{1.93}S$ | PS |
| | Sphalerite | (Zn,Fe)S | TS, PS |
| | Tetrahedrite | $Cu_{12}Sb_4S_{13}$ | PS |
| | | | |
| Trace amount (0.01% to 0.1%) | Hematite | $Fe_2O_3$ | TS, PS |
| | Chalcopyrite | $CuFeS_2$ | PS |
| | Arsenopyrite | FeAsS | PS |
| | Galena | PbS | PS |
| | Chlacanthite | $CuSO_4.5H_2O$ | TS |
| | Goethite | FeO.OH | TS,PS |
| | Calcite | $CaCO_3$ | TS |
| | Gypsum | $CaSO_4.2H_2O$ | TS |
| | Manganese oxide | $MnO_2S_5.MnO$ | PS |
| | Electrum | (Au,Ag) | PS |
| | | | |
| **Note: XRD: X-ray Diffraction; TS: Thin section; PS: Polished section** | | | |
| **Source: Muñoz et al, 1997.** | | | |

Metallurgical tests using various size fractions showed that:

- The 200μ (and coarser) size fraction constituted the bulk (85.6%) of the crushed sample and most of this (70.88%) constituted the +65μ fraction.

- The +65μ fraction contained most of the major metal constituents, with 54.18% (Cu), 54.85% (As) and 75.02% (Fe) respectively.

- The metal contents for copper and arsenic increased gradually from the +65μ fraction to the +325μ fraction, i.e. from 3.01% Cu to 6.20% Cu and from 1.01% As to 2.1% As (Table 9).

- The calculated head grades were higher (by 7.6% for Cu and As and 3.1% for Fe) than the assay head grades.

**TABLE 9 DISTRIBUTION OF COPPER, ARSENIC AND IRON IN VARIOUS SIZE FRACTIONS OF METALLURGICAL SAMPLE (CRM, 1997), DIA BRAS - PROMONTORIO PROPERTY**

| Size fraction (μ) | Weight | | | Grade (%) | | | Distribution (%) | | |
|---|---|---|---|---|---|---|---|---|---|
| | (g) | (%) | Cum.(%) | Cu | As | Fe | Cu | As | Fe |
| +65 | 354.4 | 70.88 | 70.88 | 3.01 | 1.01 | 5.07 | 54.18 | 54.86 | 75.02 |
| -65 to +100 | 20.0 | 4.00 | 74.88 | 4.17 | 1.72 | 4.93 | 5.25 | 5.27 | 4.12 |
| -100 to +200 | 27.3 | 5.46 | 80.34 | 5.41 | 1.81 | 4.63 | 7.50 | 7.57 | 5.28 |
| -200 to +325 | 26.3 | 5.26 | 85.60 | 6.20 | 2.10 | 4.50 | 8.28 | 8.46 | 4.94 |
| -325 | 72.0 | 14.40 | 100.00 | 6.78 | 2.16 | 3.54 | 24.79 | 23.83 | 10.64 |
| **Total** | **500.0** | **100.0** | | | | | | | |
| **Calculated Head Grade** | | | | **3.94** | **1.30** | **4.78** | | | |
| **Assayed Head Grade** | | | | **3.64** | **1.20** | **4.63** | | | |
| | | | | | | | | | |

**Source: Muñoz et al, 1997.**

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic and low gold and silver contents. Results are summarised in Table 10.

| TABLE 10 METALLURGICAL TEST RESULTS ON 1 KG OF CONCENTRATE, (CRM 1997), DIA BRAS - PROMONTORIO PROPERTY | | | | | | |
|---|---|---|---|---|---|---|
| Flotation stage | Weight | | Assay Grade (%) | | Distribution (%) | |
| | (g) | (%) | Cu | As | Cu | As |
| 1st Concentrate | 59.60 | 5.96 | 40.00 | 11.15 | 60.88 | 60.02 |
| 2nd Concentrate | 41.80 | 4.18 | 1.50 | 3.71 | 13.34 | 14.00 |
| 1st Middlings | 24.80 | 2.48 | 19.20 | 5.26 | 12.16 | 11.78 |
| Tails | 873.80 | 87.38 | 0.81 | 0.18 | 13.62 | 14.20 |
| **Total** | **1,000.0** | **100.00** | **3.916** | **1.107** | **100.0** | **100.0** |
| **Source: Muñoz et al, 1997.** | | | | | | |

In September 1997, CRM also carried out additional metallurgical tests by two methods, as follows:

- Bottle roll tests by the acid leach method, using sulphuric acid.
- Bio-oxidation leaching method using Thiobacillicus Ferroxidans as the bacterial agent.

The head grade of the sample and the concentrate are shown in Table 11.

| TABLE 11 QUALITATIVE AND QUANTITATIVE ANALYSES ON HEAD GRADE AND CONCENTRATE OF METALLURGICAL SAMPLE, (CRM 1997), DIA BRAS - PROMONTORIO PROPERTY | | | | | | | |
|---|---|---|---|---|---|---|---|
| | g/t Au | g/t Ag | % Cu | % CuO | % Fe | % As | % S |
| Head Grade | 2.00 | 61.00 | 4.30 | 0.56 | 5.90 | 1.40 | 11.16 |
| Concentrate # 1 | 6.00 | 99.90 | 40.00 | 5.60 | 9.60 | 11.15 | 24.20 |
| **Source: Gonzalez et al, 1997.** | | | | | | | |

### 13.1.1 ACID LEACH TESTS

The parameters of the constituents in these tests were as follows:

- Sample weight: 100 g.
- Total solution: 300 ml.
- Acid concentration: 150 g/L $H_2SO_4$

- Total solids: 25%
- Duration of tests: 72 hours.
- Size fraction of concentrate: 53.06% -400μ.
- Size fraction of head: 43.04% -400μ.
- Acid consumption (conc.): 154.68 kg/tonne.
- Acid consumption (head): 298.75 kg/tonne

Results of these tests showed that:

- For the initial sample:
    - The calculated head grade was 4.17% Cu, 0.76% CuO and 1.67% As. This compared with the actual assay grade of 4.30% Cu, 0.56% CuO and 1.4% As.
    - Some 16% of the copper, 88.4% of the copper oxide and 4.3% of the arsenic are contained in the pregnant solution, with an average grade of 0.224% Cu, 0.224% CuO and 0.024% As.
    - Some 84% of the copper, 11.6% of the copper oxide and 95.7% of the arsenic are contained in the residual material, with an average grade of 3.5% Cu, 0.088% CuO and 1.60% As.

- For the concentrate:
    - The calculated head grade was 38.77% Cu, 5.88% CuO and 11.05% As. This compared with the actual assay grade of 40.0% Cu, 5.6% CuO and 11.15% As.
    - Some 12.6% of the copper, 83.2% of the copper oxide and 2.3% of the arsenic are contained in the pregnant solution, with an average grade of 1.63% Cu, 1.63% CuO and 0.085% As.
    - Some 87.4% of the copper, 16.8% of the copper oxide and 96.7% of the arsenic are contained in the residual material, with an average grade of 33.87% Cu, 0.99% CuO and 10.790% As.

### 13.1.2 BIO-LEACHING TESTS

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. The parameters of the constituents in these tests were as follows::

- Two types of Tiobacillicus ferrooxidans (bacterial) agents; Precultivo Nochebuena (Noche) and Precultivo T-18 (T-18).
- Tests done on original sample as well as on concentrate.
- Size fractions of the samples; 53.6% passing -400μ for the concentrate and 43.06% passing -400μ for the original sample.
- Density of the samples containing: 10% solids for concentrate and solids, and 20% solids for the concentrate alone.
- Bio-leaching conditions:

- Temperature: 30° C.
- Agitation: 108 rpm.
- Solution: 9 kg.
- Duration: 30 days

Results of these tests are shown in Table 12.

**TABLE 12 BACTERIAL LEACHING TEST RESULTS (CRM, 1997)**
**DIA BRAS - PROMONTORIO PROPERTY**

| Test No. | Bio-leaching conditions | | Recovery (%) | | |
|---|---|---|---|---|---|
| | Material | Bacteria in solution | Cu | Fe | As |
| F-1 | Concentrate | 10% Noche | 10.00 | 6.91 | 1.43 |
| F-2 | Concentrate | 10% T-18 | 10.08 | 7.56 | 1.26 |
| F-5 | Concentrate | 15% Noche | 8.00 | 22.46 | 1.20 |
| F-6 | Concentrate | 15% T-18 | 8.25 | 20.88 | 1.20 |
| F-7 | Head | 10% Noche | 21.40 | 16.36 | 8.57 |
| F-8 | Concentrate | 10% T-18 | 21.74 | 15.59 | 9.64 |

**Source: Gonzales et al, 1997.**

Results shown in Table 12 indicate that:

- There is very little difference in the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate.
- The best results were in the order of 21% recovery of copper. These tests, however, also showed that about 10% of the arsenic also accompanies to the copper.
- The worst results were about 10% recovery of copper. This test, however, also showed that 1.26% to 1.43% of the arsenic also accompanies the copper.

## 13.2 RECENT NICHROMET TESTWORK

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. (Nichromet) laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides (Lalancette, 2004).

At Nichromet, leaching of this sample was carried out in two stages, as follows:

- In the first stage, the sulphide content was removed by controlled oxidation using lean air. The oxygen content was reduced from 20% $O_2$ to 10% $O_2$, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen, at a temperature of 600° C. The procedure included:
    - Scrubbing the resulting $SO_2$ from this oxidation by using limestone ($CaCO_3$) thereby producing gypsum ($CaSO_4.2H_2O$).
    - Chemical analysis after the removal of the sulphides. Results showed 0.51% Cu, 4.17 g/t Au, 85.0 g/t Ag, <0.05% Zn, <0.05% Pb, 15.6% Fe, 0.04% As, 0.06% Sb and 0.01% sulphides.
- In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. This process included:
    - Taking a partly chlorinated sample of 50 g and suspending it in a brine containing 500 g water, 150 g common salt (NaCl) and 5 g of sodium bromide (NaBr), at a temperature of 40° C.
    - Adding 1 g of chlorine into the slurry to initiate bubbling, and maintaining the suspension of the solid in the slurry by mild stirring for 2.5 hours. During the chlorination process, metallic constituents are transformed into soluble species. This is done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine.
    - Determination of the metal contents of the sample by filtering off the reaction mixture and rinsing the sterile solid with brine. The rinsing and filtrate are the pregnant solution (1 L). Gold and silver are collected from the solution by contact with activated charcoal. The residual pregnant solution is freed of copper by cementation over iron. Zinc and lead contents are determined by pH adjustment or solvent extraction.

This experiment showed that:

- The composition of the pregnant solution was 228 mg/L (Cu), 0.29 mg/L (Au), 3.91 mg/L (Ag) and 1.0 mg/L (As), and.
- The composition of the sterile solid after leaching was 0.05% Cu, 0.03 g/t Au, 5.74 g/t Ag, <0.05% Zn, <0.05% Pb, 14.2% Fe, 0.02% As, 0.06% Sb and 0.01% sulphides.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it is rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

# 14 MINING

There have been small scale mining operations by previous operators, as discussed under the section of History of Exploration and Mining.

# 15 EXPLORATION POTENTIAL

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.

- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

# 16 ENVIRONMENTAL CONSIDERATIONS

There has been previous mining activity within the area of the Promontorio Property and there are some small mine dumps within the mine area, such as at the Veta Grande Vein. RPA understands that since these old mines were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to this exploration property, and that it is held with an exploration licence.

RPA also understands that prior to commencement of mining and processing operations at the Promontorio Property, Dia Bras will contract a local firm, to carry out environmental base line studies.

# 17 CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.
- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.
- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.
- The Veta Grande Vein is situated some 50 m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio Mineral Concessions and into the El Magistral Mineral Concession.
- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.
- The prominent structural feature is the northwest trending central gully and a 300 m wide by 1.5 km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).
- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).
- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to25 m east of the Veta Grande vein, and in general, are wider

and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

# 18 RECOMMENDATIONS

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed geological mapping.
- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.
- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Santiago Vein.
- Systematic drill testing of the alteration zone and the mineralized veins east of the central gully. RPA recommends a program in the order of 10,600 m of diamond drilling. This would consist of:
    - Diamond drill testing with short holes to assess the potential for near surface and lower grade gold mineralization which may be amenable to open pit mining. Some 2,700 m of drilling (45 holes at 60 m each) are considered for this phase of the program.
    - Diamond drill testing by longer holes to test the extensions of the known mineralization east of Veta Grande at depth and along strike. Some 4,300 m of drilling (25 holes at 170 m each) are considered for this phase of the program.
    - Underground diamond drilling from the eastern side of the Veta Grande vein. This would be carried out from drill stations spaced 50 m apart along an exploration drift about 50 m east of the Veta Grande Vein. Some 4,000 m of drilling (10 stations with 400 m each, with 6 drill holes varying in length from 50 m to 100 m) are considered for this phase of the program.

- Dewatering of old underground workings at the Veta Grande Vein.

- Driving an exploration drift for underground drilling. This would be approximately 300 m long, situated 50 m east and oriented parallel to the Veta Grande Vein.

- Metallurgical tests by the Nichromet Method to assess the recovery of the gold and copper, considering the high arsenic content of the massive sulphide zones.

RPA estimates a total budget of $2,700,000 for a two-phase program, as follows:

| | |
|---|---|
| **Phase One** | |
| Detailed mapping, prospecting and geophysical surveys | $80,000 |
| Dewatering and refurbishment of underground workings | $100,000 |
| Surface & underground sampling and assays | $50,000 |
| Surface diamond drilling: 6,600 m @$75 | $500,000 |
| Underground exploration drift: 300 m @$166 | $50,000 |
| Underground diamond drilling: 4,000 m @$75 | $300,000 |
| Assays and analytical | $250,000 |
| Metallurgical (Nichromet) testing | $25,000 |
| Estimation of Mineral Resources | $50,000 |
| General administration | $400,000 |
| Compilation of technical data | $45,000 |
| Contingencies | $150,000 |
| **Subtotal Phase One** | **$2,000,000** |
| **Phase Two** | |
| Bulk sampling and further metallurgical work | $50,000 |
| Feasibility Study and estimation of Mineral Reserves | $450,000 |
| General administration | $150,000 |
| Contingencies | $50,000 |
| **Subtotal Phase Two** | **$700,000** |
| **Total Estimated Budget** | **$2,700,000** |

RPA notes that the Phase Two work is dependent on the results of the Phase One program. RPA is also of the opinion that a program of bulk sampling of old underground workings may be carried out upon completion of the recommended diamond drilling. Finally, RPA notes that some of the recommended diamond drilling may have been carried out during the current drilling program.

# 19 SOURCES OF INFORMATION


Agnerian, H., 2004, Report on Four Polymetallic Exploration Properties, Mexico; RPA Internal Report for Dia Bras Exploration Inc., February 5, 2004.

Consejo de Recursos Minerales, 1999, Monografia Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2004a, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2004b, Press Releases, June 29, 2004.

Dia Bras Exploration Inc., 2004c, Annual Report 2003.

Gonzales, G.H., Blanco, R.O. and Montes, J.G.E., 1997, Biolixivacion a Nivel Laboratorio para Obtener la Separacion del Arsenico de un Concentrado de Cobre de la Compañía Sierra Dorada, S.A. de C.V.; Report by Consejo de Recursos Minerales, Centro Experimental Chihuahua, Subdireccion de Promocion y Asistencia Técnica, Gerencia de Laboratorios for Sierra Dorada S.A. de C.V., Chihuahua, September 5, 1997.

James, L., 1997, Report on the Promontorio Project, Sierra Madre, Chihuahua, Mexico; Report for Sierra Nevada Gold Ltd., Golden, Colorado, March 7, 1997.

Lalancette, J-M., 2004, Extraction of Precious and Base Metals from the Promontorio site, Chihuahua, Mexico, by Nichromet's Chlorination Process: Memorandum to Mr. Réjean Gosselin of Dia Bras, June 11, 2004.

Muerhoff, C.V. and Ristorcelli, S., 1997, A Preliminary Estimate of the Copper, Gold, and Silver Resources Promontorio Project, Chihuahua State, Mexico; Report by Mine Development Associates for Sierra Nevada Gold Ltd., Reno, August 27, 1997.

Muñoz, M.O., Magallanes, J.A. and Polanco, R.D., 1997, Prueba de Flotacion Efectuada Sobre la Muestra Mineral Denominada "Promontorio" Procedente de la Cia. Sierra Dorada S.A. de C.V.; Report by Consejo de Recursos Minerales, Centro Experimental Chihuahua, Subdireccion de Promocion y Asistencia Técnica, Gerencia de Laboratorios for Sierra Dorada S.A. de C.V., Chihuahua, July 24, 1997.

Nichromet Extraction Inc., 2003, Information on Nichromet Extraction Inc.; Information from Company Website, October 22, 2003.

Rascon, J.A., Hervert, G.G., Orozco, R.B. and Espinoza, J.G.M., 1997, Biolixiviacion a Nivel Laboratorio para Obtener la Separacion del Arsenico de un Concentrado de Cobre de la Compañía Sierra Dorada, S.A. de C.V.; Report by Consejo de Recursos Minerales, Centro Experimental Chihuahua, Subdireccion de Promocion y Asistencia Técnica, Gerencia de Laboratorios for Sierra Dorada S.A. de C.V., Chihuahua, September 5, 1997.

Schmidt, R., 1996, Mineralogical Examination of Three Copper/Precious Metal Ore Samples HRI Project 003-733; Letter Report by Hazen Research, Inc. to Dr. J. Peter Davies, Golden, Colorado, May 13, 1996.

Thompson, I.S., 1996, Review of Exploration Progress and Proposed Exploration Program, Promontorio Cu, Au, Ag Project, Chihuahua, Mexico; Report by Derry, Michener, Booth & Wahl for Sierra Nevada Gold Ltd., Vancouver, May 17, 1996.

Thompson, I.S., 1995, Evaluation Report and Exploration Proposal for the Promontorio Project, Near Tomochi, Chihuahua State, Mexico; Report by Derry, Michener, Booth & Wahl for Sierra Nevada Gold Ltd., Vancouver, June 30, 1995.

# 20 SIGNATURE PAGE

This report titled "Report on the Promontorio Copper-Gold Exploration Property Prepared for Dia Bras Exploration Inc." and dated January 24, 2005 was prepared by and signed by the author:

Dated at Toronto, Ontario
January 24, 2005

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Roscoe Postle Associates Inc.

# 21 CERTIFICATE OF QUALIFICATIONS

As an author of this report entitled "Report on the Promontorio Copper-Gold Exploration Property, Mexico" prepared for Dia Bras Exploration Inc. (Dia Bras), I hereby make the following statements:

A. My name is Hrayr Agnerian and I am a Consulting Geologist employed by Roscoe Postle Associates Inc. My office address is Suite 501, 55 University Avenue, Toronto, Ontario, M5J 2H7.

B. I have received the following degrees in Geological Sciences:
B.Sc. (Geol) 1966: American University of Beirut, Lebanon
Diploma, Mineral Exploration 1967: Int. Centre for Aerial Surveys and Earth Sciences, Delft, The Netherlands
M.Sc. (Applied) 1972: McGill University, Montréal, Québec

C. I am registered as a Professional Geoscientist in the Province of Ontario. I am also:
Registered as a Professional Geoscientist in the Province of Saskatchewan
Registered as a Professional Geologist in the Province of Québec
A Member of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
A Fellow of the Geological Association of Canada (GAC) and
A Member of the Prospectors and Developers Association of Canada (PDAC)

D. I am a Qualified Person for the purposes of National Instrument 43-101.

E. This report is based on a visit to the Promontorio gold-polymetallic exploration property in Chihuahua State, Mexico from September 10 to 12, 2004, on my personal review of technical reports and other data supplied by the Issuer, on discussions with the Issuer and its representatives both at the project site as well as at its regional office in Chihuahua, Mexico, and on information available from technical publications and from the Internet. My relevant experience for the purpose of this report is:

- Preparation of Technical Report on four gold-polymetallic exploration properties, State of Chihuahua, Mexico, for Dia Bras Exploration Inc.

- Preparation of Technical Report on the Salave Gold Deposit, Northwestern Spain, for Rio Narcea Gold Mines Ltd.

- Preparation of Technical Report on the Bonfim Gold-Tungsten Property, Northeastern Brazil, for Verena Minerals Corporation.

- Preparation of Technical Report on the Paraíba Tourmaline Property, Northeastern Brazil, for Brazilian International Gold Mines Ltd.
- Preparation of Technical Report on the Moosehead Property, Newfoundland and Fondaway Property, Nevada, for Sudbury Contact Mines Limited.
- Preparation of Technical Report on the Aguablanca Ni-Cu Property, Spain, for Rio Narcea Gold Mines Ltd.
- Preparation of a Technical Report on the Exploration Properties of Queenston Mining Inc. in the Kirkland Lake Area, Ontario.
- Preparation of a Technical Report on the Nueva Condor polymetallic deposit in Peru for Oroperu Resources Inc.
- Preparation of Several Technical Reports on gold and industrial mineral projects in Canada during the past three years.
- Visit to numerous gold mines and deposits in Canada, the United States and other countries.

F. I have been practicing as a professional geologist for over thirty years.

G. I am responsible for all of the sections for both properties in this Report

H. I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in "the Report" the omission to disclose which makes this report misleading.

I. I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.

J. I have read National Instrument 43-101 and Form 43-101F1, and this report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Dated at Toronto, Ontario
January 24, 2005

Hrayr Agnerian, M.Sc. (Applied), P.Geo.
Consulting Geologist

# APPENDIX

## TABLE A PROMONTORIO PROPERTY, SIGNIFICANT MINERALIZED INTERSECTIONS IN DIAMOND DRILL HOLES BY SIERRA DORADA (1996 – 1997)

## TABLE B PROMONTORIO PROPERTY, MINERALIZED INTERSECTIONS OF 2004 DIAMOND DRILLING

## SAMPLE PREPARATION AND ASSAY PROCEDURES AT CHEMEX LABORATORIES

## PROMONTORIO PROPERTY
## SIGNIFICANT DIAMOND DRILL HOLE INTERSECTIONS
## (SIERRA DORADA S.A. DE C.V. 1996-1997)

| Hole No. | Grid co-ordinates | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Easting | Northing | Elev. (m) | Azimuth (°) | Incl'n. (°) | Intersect. depth (m) | Interval (m) | g/t Au | g/t Ag | % Cu | % As | Target Vein |
| P96-01 | 10,001 | 10,102 | 2,042 | 045 | -60 | 90.16 | 1.64 | 3.15 | 41.83 | 2.87 | N/A | VG |
| P96-01 | 10,001 | 10,102 | 2,042 | 045 | -60 | 119.67 | 11.47 | 3.33 | 165.91 | 10.33 | N/A | VG |
| P96-02 | 10,003 | 10,100 | 2,042 | 090 | -45 | 78.69 | 6.56 | 5.11 | 205.14 | 11.66 | N/A | VG |
| P96-03 | 10,001 | 10,102 | 2,042 | 045 | -60 | 73.77 | 9.84 | 2.01 | 103.44 | 6.01 | N/A | U |
| P96-04 | 10,000 | 10,102 | 2,042 | 045 | -65 | 98.36 | 4.92 | 4.27 | 84.58 | 1.19 | 0.54 | VG |
| P96-04 | 10,000 | 10,102 | 2,042 | 045 | -65 | 146.56 | 11.80 | 2.40 | 69.21 | 5.55 | 1.33 | VG |
| P96-05 | 9,942 | 10,084 | 2,010 | 135 | -60 | 60.65 | 3.28 | 1.20 | 29.15 | 1.67 | 0.10 | San |
| P96-06 | 9,942 | 10,084 | 2,010 | 135 | -68 | 42.30 | 1.64 | 2.67 | 30.86 | 2.11 | 0.13 | San |
| P96-07 | 9,943 | 10,085 | 2,010 | 110 | -60 | 69.84 | 6.56 | 1.77 | 48.00 | 5.36 | 0.06 | San |
| P96-08 | 9,941 | 10,082 | 2,010 | 165 | -60 | | | No significant values | | | | U |
| P96-09 | 10,025 | 10,018 | 2,013 | 135 | -60 | 59.00 | 13.11 | N/A | 53.15 | 4.81 | N/A | SF |
| P96-10 | 10,025 | 10,018 | 2,013 | 135 | -68 | 53.11 | 4.92 | N/A | 51.44 | 4.88 | N/A | SF |
| P96-11 | 10,026 | 10,020 | 2,013 | 115 | -60 | 57.38 | 6.56 | N/A | 75.44 | 2.28 | N/A | SF |
| P96-12 | 10,021 | 10,016 | 2,013 | 175 | -60 | | | No significant values | | | | SF |
| P96-13 | 9,927 | 10,051 | 2,010 | 120 | -60 | 54.43 | 1.97 | 0.75 | 17.15 | 2.60 | <0.02 | MV |
| P96-14 | 9,927 | 10,050 | 2,010 | 120 | -68 | 63.93 | 6.56 | 0.35 | 17.15 | 1.82 | 0.12 | MV |
| P96-15 | 9,951 | 10,076 | 2,009 | 060 | -45 | | | No significant values | | | | VG |
| P96-16 | 10,030 | 10,021 | 2,013 | 090 | -45 | 14.10 | 3.28 | 1.03 | 37.72 | 2.28 | 0.60 | SF |
| P96-17 | 10,026 | 10,024 | 2,013 | 045 | -45 | 15.74 | 4.23 | 0.68 | 4.09 | 1.48 | 0.13 | VG |
| P96-18 | 10,026 | 10,024 | 2,013 | 045 | -70 | | | No significant values | | | | VG |
| P96-19 | 10,029 | 10,022 | 2,013 | 045 | -65 | 16.05 | 6.20 | 0.95 | 55.65 | 4.62 | 1.00 | VG/SF |
| P96-20 | 10,029 | 10,022 | 2,013 | | -90 | 14.75 | 4.60 | 0.74 | 25.96 | 1.92 | 0.14 | MV |
| P96-21 | 10,022 | 10,045 | 2,017 | 060 | -60 | 13.38 | 1.97 | 0.85 | 48.01 | 2.22 | 0.20 | VG |
| P96-22 | 10,021 | 10,044 | 2,017 | 060 | -85 | 32.78 | 7.87 | 1.09 | 29.39 | 1.88 | 0.45 | VG |
| P96-22 | 10,021 | 10,044 | 2,017 | 060 | -85 | 46.23 | 1.97 | 3.50 | 32.29 | 1.11 | 0.08 | VG |
| P96-23 | 10,000 | 10,052 | 2,016 | 060 | -60 | 15.08 | 0.66 | 4.11 | 106.30 | 2.69 | 0.52 | VG |
| P96-24 | 10,000 | 10,053 | 2,016 | 060 | -45 | 14.75 | 2.62 | 4.68 | 78.22 | 1.36 | 0.41 | VG |
| P96-25 | 9,978 | 10,060 | 2,014 | 060 | -50 | 37.05 | 0.66 | 4.46 | 56.58 | 3.02 | 0.80 | VG |
| P96-26 | 9,847 | 10,341 | 1,987 | 350 | -45 | 26.56 | 0.66 | 0.91 | 30.91 | 1.53 | 0.02 | Out |
| P96-27 | 9,847 | 10,339 | 1,987 | 350 | -60 | 37.38 | 1.31 | 1.03 | 13.71 | 1.79 | 0.08 | Out |
| P96-28 | 9,848 | 10,339 | 1,987 | 350 | -70 | 20.00 | 0.66 | 0.58 | 17.14 | 1.05 | 0.02 | Out |
| P96-28 | 9,848 | 10,339 | 1,987 | 350 | -70 | 23.61 | 0.98 | 0.36 | 24.00 | 0.81 | <0.01 | Out |
| P96-29 | 9,829 | 10,350 | 1,986 | 318 | -50 | | | No significant values | | | | Out |
| P96-30 | 9,830 | 10,349 | 1,986 | 318 | -53 | | | No significant values | | | | Out |
| P96-31 | 9,860 | 10,324 | 1,990 | 350 | -45 | 24.60 | 2.62 | 1.02 | 8.36 | 1.94 | <0.01 | Out |
| P96-32 | 9,860 | 10,323 | 1,990 | 350 | -60 | 28.00 | 3.61 | 0.53 | 29.27 | 1.83 | 0.10 | Out |
| P96-33 | 9,830 | 10,349 | 1,986 | 318 | -50 | 19.02 | 0.66 | 0.68 | 37.38 | 1.97 | 0.03 | Out |
| P96-33 | 9,830 | 10,349 | 1,986 | 318 | -50 | 22.62 | 0.66 | 0.68 | 27.43 | 1.21 | 0.07 | Out |
| P96-34 | 9,829 | 10,349 | 1,986 | 318 | -85 | 21.8 | 2.95 | 1.14 | 10.06 | 1.09 | 0.01 | Out |
| P96-35 | 10,038 | 10,071 | 2,042 | 334 | -55 | 14.92 | 0.98 | 7.16 | 140.59 | ~12.00 | 4.37 | San |
| P96-35 | 10,038 | 10,071 | 2,042 | 334 | -55 | 20.00 | 1.64 | 0.57 | 18.24 | 1.05 | 0.37 | San |
| P96-35 | 10,038 | 10,071 | 2,042 | 334 | -55 | 26.23 | 3.28 | 0.79 | 22.60 | 2.50 | 0.78 | San |
| P96-36 | 10,038 | 10,071 | 2,042 | 334 | -65 | 39.51 | 7.20 | 3.61 | 173.75 | 7.05 | 3.16 | San |
| P96-37 | 10,038 | 10,071 | 2,042 | 300 | -55 | 30.65 | 0.98 | 3.13 | 87.21 | 6.10 | 1.53 | San |
| P96-37 | 10,038 | 10,071 | 2,042 | 300 | -55 | 33.77 | 0.66 | 0.55 | 33.60 | 2.27 | 0.05 | San |
| P96-38 | 10,038 | 10,071 | 2,042 | 300 | -65 | 57.38 | 0.66 | 0.58 | 18.86 | 1.76 | 0.54 | San |
| P97-01 | 10,038 | 10,071 | 2,042 | 0 | -55 | 10.00 | 0.31 | 0.62 | 15.80 | 1.20 | 0.15 | VG |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| P97-02 | 10,038 | 10,071 | 2,042 | 334 | -75 | 22.95 | 0.66 | 3.43 | 77.15 | 2.49 | 0.37 San |
| P97-03 | 10,038 | 10,071 | 2,042 | 334 | -75 | 34.25 | 0.31 | 0.38 | 17.15 | 0.84 | 0.12 San |
| P97-03 | 10,038 | 10,071 | 2,042 | 334 | -75 | 45.57 | 7.21 | 0.53 | 45.03 | 1.84 | 0.57 San |
| P97-04 | 10,029 | 10,210 | 2,079 | 167 | -60 | | No significant values | | | | San |
| P97-05 | 10,029 | 10,210 | 2,079 | 167 | -70 | | No significant values | | | | San |
| P97-06 | 10,000 | 10,003 | 2,022 | 054 | -70 | 3.11 | 1.64 | 0.31 | 83.39 | 5.78 | 0.75 MV? |
| P97-06 | 10,000 | 10,003 | 2,022 | 054 | -70 | 18.60 | 1.95 | 0.37 | 17.16 | 1.08 | 0.21 MV? |
| P97-07 | 9,979 | 10,125 | 2,040 | 060 | -60 | | No significant values | | | | VG |
| P97-08 | 9,979 | 10,125 | 2,040 | 060 | -70 | | No significant values | | | | VG? |
| P97-09 | 10,036 | 9,941 | 2,037 | 336 | -55 | 63.11 | 3.61 | 2.04 | 76.86 | 8.49 | 2.20 SF |
| P97-10 | 10,036 | 9,941 | 2,037 | 336 | -70 | 50.50 | 0.66 | 0.62 | 18.17 | 1.63 | 0.28 SF |
| P97-11 | 10,000 | 10,003 | 2,022 | | -90 | | No significant values | | | | Ab |
| P97-12 | 10,000 | 10,003 | 2,022 | | -90 | 6.72 | 2.30 | 0.31 | 0.54* | 3.85 | 0.35 MV? |
| P97-13 | 9,982 | 10,012 | 2,023 | 056 | -52 | 31.80 | 0.66 | 1.88 | 137.85 | 4.70 | 0.42 VG? |
| P97-14 | 9,982 | 10,012 | 2,023 | 056 | -65 | 36.39 | 0.66 | 2.74 | 89.84 | 9.30 | 0.60 VG? |
| P97-15 | 9,968 | 9,947 | 2,048 | 050 | -45 | 33.44 | 4.92 | 0.26 | 30.05 | 1.51 | 0.10 VG? |
| P97-15 | 9,968 | 9,947 | 2,048 | 050 | -45 | 40.33 | 1.97 | 2.08 | 38.34 | 1.23 | 0.18 VG? |
| P97-16 | 10,026 | 9,999 | 2,023 | 088 | -60 | | No significant values | | | | SF |
| P97-17 | 10,026 | 9,999 | 2,023 | 088 | -70 | 16.89 | 4.26 | 0.59 | 36.53 | 2.95 | 0.97 SF |
| P97-18 | 10,023 | 10,018 | 2,013 | 066 | -60 | 15.74 | 0.66 | 1.30 | 35.11 | 0.96 | 0.03 VG |
| P97-18 | 10,023 | 10,018 | 2,013 | 066 | -60 | 34.26 | 0.31 | 0.96 | 248.02 | 4.20 | 0.49 VG |

**Note: VG: Veta Grande**
**San:: Santiago**
**SF: San Felipe**
**MV: Mina Vieja**
**U: Uncertain**
**Out: Outside Main Area (Cascadia Structure?)**
**Ab.: Hole Abandoned**

**TABLE B DIA BRAS EXPLORATION, MINERALIZED INTERSECTIONS OF 2004 DIAMOND DRILLING PROGRAM**

| Hole Number | Intersection (m) | | | | | |
|---|---|---|---|---|---|---|
| | From | To | Width (m) | g/t Au | g/t Ag | % Cu |
| PMT-001-04 * | 188.00 | 190.00 | 2.00 | 0.47 | 45.00 | 1.11 |
| | 215.00 | 217.00 | 2.00 | 1.42 | 53.00 | 8.68 |
| | 252.50 | 256.00 | 3.50 | 3.21 | 290.00 | 10.57 |
| PMT-002-04 | 52.00 | 54.00 | 2.00 | 0.14 | 11.00 | 2.30 |
| | 130.70 | 131.00 | 0.30 | 1.04 | 14.00 | 1.16 |
| | 238.80 | 239.50 | 0.60 | 5.17 | 44.00 | 2.87 |
| PMT-003-04 | 80.60 | 83.60 | 3.00 | 1.36 | 36.00 | 4.13 |
| | 144.60 | 150.60 | 6.00 | 0.60 | 40.00 | 3.17 |
| | 220.60 | 221.60 | 1.00 | 0.73 | 39.00 | 1.27 |
| PMT-004-04 | No sample was taken | | | | | |
| PMT-005-04 | 18.00 | 19.00 | 1.00 | 1.93 | 7.00 | 0.19 |
| | 23.00 | 25.00 | 2.00 | 0.46 | 2.00 | 0.15 |
| PMT-006-04 | 95.00 | 98.60 | 3.60 | 8.56 | 94.00 | 6.55 |
| PMT-007-04 | 88.00 | 90.00 | 2.00 | 0.90 | 6.00 | 0.81 |
| | 139.00 | 141.00 | 2.00 | 0.25 | 10.00 | 1.31 |
| | 143.00 | 146.00 | 3.00 | 0.78 | 26.00 | 1.04 |
| | 148.00 | 149.00 | 1.00 | 0.28 | 23.00 | 1.82 |
| | 170.00 | 172.00 | 2.00 | 1.20 | 59.00 | 2.99 |
| | 180.00 | 182.00 | 2.00 | 6.66 | 98.00 | 2.58 |
| PMT-008-04 | 80.00 | 87.00 | 7.00 | 4.55 | 81.00 | 6.48 |
| | 111.00 | 114.00 | 3.00 | 1.62 | 37.00 | 2.22 |
| | 136.00 | 139.00 | 3.00 | 1.14 | 75.00 | 2.59 |
| PMT-009-04 | 120.00 | 121.00 | 1.00 | 0.34 | 20.00 | 1.13 |
| | 174.00 | 177.00 | 3.00 | 3.00 | 135.00 | 3.21 |
| PMT-010-04 | 115.00 | 117.00 | 2.00 | 2.17 | 233.00 | 10.42 |
| | 117.00 | 120.00 | 3.00 | 0.28 | 7.00 | 0.20 |
| | 120.00 | 122.00 | 2.00 | 3.60 | 135.00 | 4.88 |
| PMT-011-04 | 32.00 | 33.00 | 1.00 | 0.96 | 21.00 | 1.30 |
| | 42.00 | 43.00 | 1.00 | 8.51 | 14.00 | 0.17 |
| PMT-012-05 | 56.00 | 57.00 | 1.00 | 1.22 | 75.00 | 6.18 |
| | 59.00 | 61.00 | 2.00 | 0.54 | 20.00 | 1.36 |
| | 165.00 | 166.00 | 1.00 | 0.94 | 30.00 | 2.92 |
| | 168.00 | 169.00 | 1.00 | 0.92 | 88.00 | 3.70 |
| PMT-013-04 | 60.00 | 63.00 | 3.00 | 0.63 | 39.00 | 2.76 |
| | 70.00 | 71.00 | 1.00 | 0.44 | 34.00 | 2.17 |
| PMT-014-04 | No significant value | | | | | |
| PMT-015-04 | 247.00 | 250.00 | 3.00 | 6.82 | 88.00 | 7.53 |
| | 271.00 | 272.00 | 2.00 | 0.72 | 26.00 | 1.58 |
| | 277.00 | 278.00 | 1.00 | 1.40 | 29.00 | 2.59 |

**Source: Dia Bras Exploration Press Release, January 20, 2004**

## SAMPLE PREPARATION AND QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES AT CHEMEX LABORATORIES

***SAMPLE PREPARATION QUALITY SPECIFICATIONS***

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

- Crushing
  > 70% of the crushed sample passes through a 2 mm screen
- Ringing
  > 85% of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh)

***ANALYTICAL QUALITY CONTROL - BLANKS, REFERENCE MATERIALS AND DUPLICATES***

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

| Rack Size | Methods | Quality Control Sample Allocation |
|---|---|---|
| 20 | Specialty methods including specific gravity, bulk density, and acid insolubility | 2 standards, 1 duplicate, 1 blank |
| 28 | Specialty fire assay, assay-grade, umpire and concentrate methods | 1 standard, 1 duplicate, 1 blank |
| 39 | XRF methods | 2 standards, 1 duplicate, 1 blank |
| 40 | Regular AAS, ICP-AES and ICP-MS methods | 2 standards, 1 duplicate, 1 blank |
| 84 | Regular fire assay methods | 2 standards, 3 duplicates, 1 blank |

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

***SAMPLE PREPARATION PACKAGE – PREP-31***
***STANDARD SAMPLE PREPARATION: DRY, CRUSH, SPLIT AND PULVERIZE***

Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

| ALS Chemex Method Code | Description |
|---|---|
| LOG-22 | Sample is logged in tracking system and a bar code label is attached. |
| CRU-31 | Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm. |
| SPL-21 | Split sample using riffle splitter. |
| PUL-31 | A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns. |

***FIRE ASSAY PROCEDURE – AU-AA23 AND AU-AA24***
***FIRE ASSAY FUSION***

**Sample Decomposition:** Fire Assay Fusion
**Analytical Method:** Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested for ½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized water, homogenized and then analyzed by atomic absorption spectrometry.

**International Units:**

| Routine Code | Rush Code | Element | Sample Weight (g) | Symbol | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|
| 983 | 991 | Gold | 30 | Au | 5 ppb | 10,000 ppb |
| 99 | 1091 | Gold | 30 | Au | 0.005 ppm | 10 ppm |
| 494 | 1209 | Gold | 30 | Au | 0.005 g/t | 10 g/t |
| 3583 | | Gold | 50 | Au | 5 ppb | 10,000 ppb |
| 3584 | | Gold | 50 | Au | 0.005 ppm | 10 ppm |
| 3594 | | Gold | 50 | Au | 0.005 g/t | 10 g/t |

**American/English Units:**

| Routine Code | Rush Code | Element | Sample Weight (g) | Symbol | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|
| 877 | 1977 | Gold | 30 | Au | 0.0002 oz/ton | 0.3 oz/ton |

***ASSAY PROCEDURE – ME-AA46***

***EVALUATION OF ORES AND HIGH GRADE MATERIALS BY AQUA REGIA DIGESTION – AAS***

**Sample Decomposition**: Aqua Regia Digestion
**Analytical Method**: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

| ALS Chemex Method Code | Element | Symbol | Detection Limit | Upper Limit | Units |
|---|---|---|---|---|---|
| As-AA46 | Arsenic | As | 0.01 | 30 | % |
| Bi-AA46 | Bismuth | Bi | 0.001 | 30 | % |
| Cd-AA46 | Cadmium | Cd | 0.001 | 10 | % |
| Co-AA46 | Cobalt | Co | 0.01 | 50 | % |
| Cu-AA46 | Copper | Cu | 0.01 | 50 | % |
| Fe-AA46 | Iron | Fe | 0.01 | 30 | % |
| Pb-AA46 | Lead | Pb | 0.01 | 30 | % |
| Mo-AA46 | Molybdenum | Mo | 0.001 | 10 | % |
| Mn-AA46 | Manganese | Mn | 0.01 | 50 | % |
| Ni-AA46 | Nickel | Ni | 0.01 | 50 | % |
| Ag-AA46 | Silver | Ag | 1.0 | 1500 | ppm |
| Zn-AA46 | Zinc | Zn | 0.01 | 30 | % |

***GEOCHEMICAL PROCEDURE – ME-AA45***
***ATOMIC ABSORPTION SPECTROSCOPY – AQUA REGIA DIGESTION***

**Sample Decomposition:** Nitric Aqua Regia Digestion
**Analytical Method:** Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 ml with demineralized water, mixed and analyzed by atomic absorption spectrometry. The elements arsenic, cadmium, cobalt, indium, lead, nickel, and silver are background corrected.

| ALS Chemex Method Code | Element | Symbol | Detection Limit | Upper Limit | Units |
|---|---|---|---|---|---|
| Ag-AA45 | Silver | Ag | 0.2 | 100 | ppm |
| As-AA45 | Arsenic | As | 1 | 10,000 | ppm |
| Cd-AA45 | Cadmium | Cd | 0.1 | 200 | ppm |
| Co-AA45 | Cobalt | Co | 1 | 10,000 | ppm |
| Cu-AA45 | Copper | Cu | 1 | 10,000 | ppm |
| Fe-AA45 | Iron | Fe | 0.01 | 15 | % |
| Mn-AA45 | Manganese | Mn | 5 | 10,000 | ppm |
| Mo-AA45 | Molybdenum | Mo | 1 | 10,000 | ppm |
| Ni-AA45 | Nickel | Ni | 1 | 10,000 | ppm |
| Pb-AA45 | Lead | Pb | 1 | 10,000 | ppm |
| Sb-AA45 | Antimony | Sb | 5 | 10,000 | ppm |
| Zn-AA45 | Zinc | Zn | 1 | 10,000 | ppm |

File No. 82-34990

# TECHNICAL REPORT ON THE BOLIVAR CU-ZN PROJECT, STATE OF CHIHUAHUA, MEXICO PREPARED FOR DIA BRAS EXPLORATION INC.

NI 43-101 Report


Author:
Hrayr Agnerian, M.Sc.(Applied), P.Geo.




RPA

October 25, 2005


ROSCOE POSTLE ASSOCIATES INC.
Toronto, Ontario.
Vancouver, B.C.

# TABLE OF CONTENTS

# LIST OF TABLES

# LIST OF FIGURES

# LIST OF APPENDIX FIGURES

# 1 SUMMARY

## EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras) to prepare an independent Technical Report on the Bolivar advanced exploration property situated some 250 km southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico. The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property on September 11, 2004 and again from April 12 to 16, 2005.

Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and gold properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

The Bolivar Property comprises an old Cu-Zn producer (the Bolivar Mine), exploration concessions adjacent to the Bolivar Mine concession, a 70-person exploration camp at Cieneguita - a village some 7 km north of the old mine - and some infrastructure. In particular these include:

- An underground Cu-Zn deposit. From 1980 to 2000, former operators extracted some 300,000 tonnes of material at an average grade ranging from 5% Cu to 6% Cu and 25% Zn to 30% Zn. The mine is partially developed by one shaft and approximately 910 m of development drifts. Currently, the mine is undergoing new development and water is being pumped out of flooded areas.

- The Malpaso Plant. This is a small processing plant, equipped with crushers and flotation circuits, which produces copper and zinc concentrates. This plant is situated approximately 270 km by road from Bolivar Mine and approximately 123 km from Chihuahua. At the present time Dia Bras has a rental agreement, but also has an option to purchase this plant.

- Mine infrastructure including some buildings at the exploration camp, equipment including haulage trucks, bulldozers, scoops, drills etc.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions, are referred to as the Bolivar Property. Currently, Dia Bras is continuing with its diamond drilling program on the property.

## CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.
- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.
- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.
- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.
- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.
- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.
- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).

- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.

- The prominent structural feature is the north-northwest trending central gully and a 25 m to 175 m wide by up to 2 km m long alteration zone, which is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3 m to 14.8% Cu over 1 m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1 m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25 m north of Hole DB05B128. These intersections are situated some 550 m to 600 m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

    - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
    - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

## RECOMMENDATIONS

RPA considers the Bolivar Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.

- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Rosario and Fernandez trends.

- Ground geophysical (magnetometer and IP) surveys to better detect the lithologic contact between the granodiorite intrusive body and the altered sedimentary rocks, as well as to detect potential zones of sulphide mineralization. Since the mineralized lenses are, in general, parallel to this contact, the ground geophysical surveys must be carried out prior to additional surface drilling.

- Systematic drill testing of the alteration zone and the mineralized trends east of the central gully. RPA recommends a program in the order of 11,000 m of diamond drilling. This would consist of:
  - Some 2,100 m of diamond drilling (12 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 125 m west of the Bolivar shaft, on sections 1N, 3N, 9N, 11N, 13N and 15N.
  - Some 6,000 m of diamond drilling (34 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 600 m south of the Bolivar shaft, on sections 0, 1S, 3S, 17S, 19S, 21S, 23S, 25S, 27S, 31S, 35S, 39S, 45S, 49S, 51S, 55S and 57S.
  - Underground diamond drilling to better outline the mineralized zones intersected along the Rosario and Fernandez trends. Some 3,000 m of drilling (15 stations with 200 m each) are considered for this phase of the program.

- Scoping Study to assess the economic potential of the Bolivar deposit.

RPA estimates a total budget in the order of $2 million for a two-phase program, as follows:

| | |
|---|---|
| Compilation and conversion of drill hole data into digital format | $40,000 |
| Dewatering and refurbishment of underground workings | $100,000 |
| Surface & underground sampling and assays | $35,000 |
| Ground geophysical (magnetometer and IP) surveys | $50,000 |
| Surface diamond drilling: 8,000 m @$75 | $600,000 |
| Underground exploration drift: 300 m @$1,200 | $360,000 |
| Underground diamond drilling: 3,000 m @$75 | $225,000 |
| Assays and analytical | $200,000 |
| Estimation of Mineral Resources | $35,000 |
| General administration | $240,000 |
| Contingencies | $115,000 |
| **Total** | **$2,000,000** |

RPA notes that the many of the individual items in the above budget (drilling, underground workings, analytical, general administration etc) are based on current costs

provided by Dia Bras. RPA also recommends that a Scoping study, as Phase Two work, be carried out upon completion of the recommended drilling program.

## TECHNICAL SUMMARY

### *PROPERTY STATUS*

Dia Bras holds interests in twelve mineral concessions in northwestern Mexico. The Mineral Concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua, and host an old Cu-Zn producer, the Bolivar Mine. Production from the Bolivar Mine is not subject to any royalties.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2030. The property, including nineteen concessions and covering a total area of approximately 11,840 ha, is situated within the municipality of Urique.

Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S.de C.V. (Senda) are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, access mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo and Senda.

RPA understands that permits required for the current test mining and for exploration activities are in place. Dia Bras reports that an Environmental Impact Study for mining of the Bolivar deposit is not necessary, since mining operations have been carried out in the past. RPA also understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar Mine in 2004, but is required to implement the necessary changes to reduce any existing

environmental problems. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

***LOCATION, ACCESS, TOPOGRAPHY, CLIMATE AND INFRASTRUCTURE***

The Bolivar mineral concession is situated within the municipality of Urique and is some 20 km west-northwest of Batopilas, which is connected by a gravel road to Federal Highway 23, connecting to larger centres in the area, such as Creel and Guerrero. The property lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate to high relief.

Access to the Bolivar Property is by paved road (approximately 305 km from Chihuahua) and approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar test mining activities is provided by on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the north-northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

### *HISTORY*

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18$^{th}$ Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891

tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of those heap leach pads.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn.

***GEOLOGICAL SETTING AND MINERALIZATION***

The area of the Bolivar Property is underlain by an assemblage of Cretaceous and Tertiary volcanic and sedimentary rocks. These rocks are often intruded by granitic plutons of various sizes. A 750 m thick assemblage of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs cover the southwestern portion of the area, and are referred to as the Lower Volcanic Series (LVS). These rocks are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

The Bolivar Property and the adjacent mineral licences are situated within a major north-northwest trending Sierra Madre Precious Metals Belt, which contains a number of lineaments. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~ 1 m wide) structures. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70 cm to 3.5 m.

- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon, a Mexican National Park, which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper and skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.

- Porphyry-type copper mineralization: An area some 2 km southwest of Batopilas, where approximately 5 $km^2$ area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El

Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.

- Gold and silver mineralization associated with rusty zones in light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old Valenzuela Mine.

***EXPLORATION***

Since December 2003, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 24,000 m in 133 holes. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling has been carried out by Dia Bras personnel. For the initial approximately 10 m of the holes, HQ core is recovered. Thereafter, the drill pipes are reduced to recover NQ core. Most of the core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program has been to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar IV and Piedras Verdes mineral concession, indicate exploration potential for hidden high-grade skarn-type Cu-Zn mineralization.

### *INDEPENDENT SAMPLING BY RPA*

RPA collected a total of seven (7) samples, one grab sample and one channel sample from underground workings of the Rosario Trend and five samples of split core from diamond drill holes which have tested the Bolivar deposit, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for copper, zinc, lead, silver and gold.

The RPA samples confirm the presence of copper, zinc and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The differences are considered to be due to the variability in metal grades between the two halves of the core, and are not cause for concern, in RPA's view.

### *MINERAL RESOURCES*

The Mineral Resources of the Bolivar area are contained within two mineralized areas, the Bolivar deposit and the La Increible deposit. The Mineral Resources of the Bolivar deposit are contained predominantly within two mineralized zones, the north trending Rosario Trend and the east trending Fernandez Trend. Both of these trends have been partly outlined by diamond drill holes as well as by underground development. The Mineral Resources of the old La Increible mine are contained within a number of north trending lenses.

RPA has estimated the Mineral Resources of the Bolivar deposit using the database from the 133 drill holes which Dia Bras has provided. As part of its estimate, RPA carried out a new interpretation of the geology and the mineralized zone, and constructed a Block Model to estimate the Mineral Resources.

For the block model, block grades were interpolated using Inverse distance squared ($1/D^2$) method and block size was 5 m (east-west) by 5 m (north-south) and 2.5 m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone. First, the copper-zinc deposit was interpreted on drill sections into various mineralized lenses. Gemcom software was used

to construct a 3D solid of the mineralized lenses and grades were interpolated into blocks in the 3D solids using only the 2 m drill hole assay composites located within the solids.

RPA has estimated the Mineral Resources of the Bolivar deposit using a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used the over-all recovery of approximately 75% for the copper and 80% for the zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as estimated by Dia Bras for an underground mine at Bolivar. These costs are reported to be similar to small copper-zinc operations in Mexico. At the current copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Eq). RPA recommends that this cut-off grade be used to report Mineral Resources.

RPA has classified the current resources at Bolivar as Measured, Indicated and Inferred Mineral Resources, as shown in Table 1-1.

**Table 1-1 Mineral Resources**
**Dia Bras Exploration Inc. – Bolivar Deposit**

| Trend | Category | Tonnes | Grade | | | |
|---|---|---|---|---|---|---|
| | | | % Cu | % Zn | g/t Ag | g/t Au |
| Rosario | Measured | 26,700 | 1.34 | 7.81 | 31.15 | 0.08 |
| Rosario | Indicated | 325,000 | 2.48 | 9.48 | 49.65 | 0.25 |
| Rosario | Inferred | 17,000 | 2.42 | 10.27 | 15.96 | 0.03 |
| Fernandez | Indicated | 24,900 | 3.18 | 1.78 | 211.67 | 2.69 |
| **Subtotal** | **Indicated** | **359,900** | **2.61** | **8.79** | **63.46** | **0.41** |
| **Subtotal** | **Inferred** | **17,000** | **2.44** | **10.26** | **15.83** | **0.03** |

**Notes:**
1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cutoff grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m$^3$**

***MINING AND MILLING ACTIVITIES***

Currently, Dia Bras carries out test mining activities at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier

mining operations. Mining operations are fully mechanized. The mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks.

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The mill produces two concentrates, a copper concentrate and a zinc concentrate, using regular flotation. The production record for the past five months indicates that:

- Some 16,000 tonnes mineralized material has been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15%Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

RPA did not review the environmental and general permitting aspects of either the Bolivar mine or the Malpaso mill. Dia Bras reports that the Bolivar mining activities as well as the Malpaso milling operations are in compliance with all applicable environmental requirements and further reports that it has not received any non-compliance orders from regulators.

### *EXPLORATION POTENTIAL*

The Bolivar Mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent

drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration. The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128, which has intersected the No. 2 lens. This intersection is also associated with high magnetite content in the skarns.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

# 2 INTRODUCTION AND TERMS OF REFERENCE

In a proposal dated March 11 2005, Roscoe Postle Associates Inc. (RPA) was retained by Mr. Réjean Gosselin, President of Dia Bras Exploration Inc. (Dia Bras), to prepare an independent Technical Report on the Bolivar advanced exploration project, situated some 250 km southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico (Figure 2-1). The purpose of this report is to provide our independent assessment of the Mineral Resources of the Bolivar Project, which comprises nineteen (19) mineral concessions. The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property on September 11, 2004 and again from April 12 to 16, 2005.

Dia Bras is a reporting issuer listed at the Toronto Stock Venture Exchange (TSX-V). It is involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and gold properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

Dia Bras' 19 mineral concessions have 25-year to 50-year terms, expiring in 2030 to 2060. The concessions, which cover a total area of approximately 11,840 ha, comprise:

- The Bolivar mine property covering an area of approximately 63.6 ha, including the formerly producing Bolivar Mine and the mining concession.
- A number of other exploration concessions at early stages of exploration. These consist of 14 mineral concessions and are located to the south, southeast, west and north of the Bolivar Mine.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions, are referred to as the Bolivar Property. Currently, Dia Bras is carrying out a diamond drilling program on the property.

This report discusses the Bolivar Mine mineral concession and its Mineral Resources. The concession hosts a number of discontinuous lenses with skarn-type Cu-Zn-Ag-Au mineralization. The lenses vary in thickness from less than one metre to eight metres, extend more than 350 m (aggregate) along strike, and may extend up to 200 metres at depth.

This report also discusses the results of diamond drilling carried out within the other mineral concessions of the Bolivar Project.

Information for this Technical Report, supplied by Dia Bras, was collected during the second site visit by RPA to the Bolivar Mine, the exploration camp at Cieneguita and at the Dia Bras office in Chihuahua. Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., Consulting Geologist with RPA, visited the Bolivar Mine on September 11, 2004 and again from April 12 to 15, 2005. He toured the Bolivar area and reviewed procedures and methodology used by Dia Bras in its mineral resource estimate. He also reviewed field practices used by Dia Bras staff. Mr. Agnerian is a Qualified Person and prepared this report.

This report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, Mr. Agnerian reviewed technical documents, reports and other sources of information as listed at the end of this report. Mr. Agnerian also held discussions with Dia Bras staff and other professionals knowledgeable on the project including:

- Mr. Rejean Gosselin, President of Dia Bras Exploration Inc.
- Mr. André St. Michel, M.Sc., P.Eng., President of Dia Bras Mexicana S.A. de C.V.

- Dr. Thomas L. Robyn, Chairman and Chie Executive Officer of Dia Bras Exploration, and President of ST Group.
- Ing. Roberto Banda Monsivais, Project Manager
- Ing. Luis M. Medrano Hurtado, Administrative Assistant
- Ing. Ramon Villegas Mero, General Manager, Malpaso Plant
- Ing. Enrique Muñoz Farias, Land Manager
- Ing. Luis Carlos Payan, Project Geologist
- Ing. Hector F. Gonzalez Ramirez, Geologist
- Mr. Jacques Marchand, Internal Consultant with Dia Bras.

For this report, RPA has carried out some independent sampling of an underground opening along the Rosario Trend, and three diamond drill holes (cut core) also from the Rosario Trend area. RPA sent these samples for independent assays at SGS laboratories in Don Mills, Ontario. RPA has not searched title to the property, and has relied on technical data contained in reports of past exploration, mining and development work and title documents supplied by Dia Bras.

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

A list of abbreviations used in this report and in other technical documents is provided in the next page.

| | | | |
|---|---|---|---|
| µ | Micron | $km^2$ | square kilometers |
| °C | degree Celsius | kPa | Kilopascal |
| °F | degree Fahrenheit | kVA | kilovolt-amperes |
| µg | microgram | kW | Kilowatt |
| A | Ampere | kWh | kilowatt-hour |
| a | Annum | L | Liter |
| $m^3$/h | cubic metres per hour | l/s | litres per second |
| CFM | cubic metres per minute | m | Metre |
| Bbl | Barrels | M | mega (million) |
| Btu | British thermal units | $m^2$ | square metres |
| C$ | Canadian dollars | $m^3$ | cubic metres |
| Cal | Calorie | min | Minute |
| Cm | centimetre | masl | metres above sea level |
| $cm^2$ | square centimetres | mm | Millimeter |
| D | Day | mph | mile per hour |
| dia. | Diametre | MVA | megavolt-amperes |
| Dmt | dry metric tonne | MW | Megawatt |
| Dwt | dead-weight ton | MWh | megawatt-hour |
| ft | Foot | $m^3$/h | cubic metres per hour |
| ft/s | feet per second | oz/ton | ounces per short ton |
| $ft^2$ | square feet | oz | troy ounce (31.1035g) |
| $ft^3$ | cubic feet | oz/dmt | ounce per dry metric tonne |
| g | Gram | ppm | part per million |
| G | giga (billion) | psia | pound per square inch absolute |
| Gal | Imperial gallon | psig | pound per square inch gauge |
| g/l | gram per litre | RL | relative level |
| g/t | gram per tonne | s | Second |
| Gpm | Imperial gallons per minute | st | short ton |
| gr/ft3 | grain per cubic foot | stpa | short ton per year |
| gr/m3 | grain per cubic metre | stpd | short ton per day |
| Hr | Hour | T | metric tonne |
| ha | Hectare | tpa | metric tonne per year |
| Hp | horsepower | tpd | metric tonne per day |
| In | Inch | US$ | United States dollar |
| $in^2$ | square inch | USg | United States gallon |
| J | Joule | USgpm | US gallon per minute |
| K | kilo (thousand) | V | Volt |
| Kcal | kilocalorie | w | Watt |
| kg | Kilogram | wmt | wet metric tonne |
| km | Kilometer | $yd^3$ | cubic yard |
| km/h | Kilometer per hour | yr | Year |
| % | Percent | CAN$ | Canadian Dollar |
| | | M$ | Mexican Peso |


109°
107°
105°
103°
31°
29°
27°
United States
Legend:
Town
Highway
Railroad
Au & Ag Occurences
0 40 80 120 160 200
Kilometres
N
Cuidad Juarez
Porvenir
San Pedro Corralitos
Villa Ahumada
Nuevo Casas Grandes
Buenaventura
SONORA
CHIHUAHUA
Dolores
CIUDAD CHIHUAHUA
Santa Eulalia
Plomosas
San Carlos
Pinos Altos
La Junta
Cuauhtemoc
Moris
Cusihuiriachic
La Perla
Bocoyna
Creel
Monterde
Naica
Ciudad Camargo
COAHUILA
BOLIVAR PROJECT
Palmarejo
Urique
Millonario
Batopilas
Hidalgo de Parral
Jimenez
Reforma
El Sauzal Deposit
San Fco. Del Oro
Liuvia de Oro
Sta. Barbara
Morelos
La Dura
Calabacillas
Nepomuceno
SINALOA
DURANGO
2
37
16
10
49
45


United States
Sonora
Chihuahua
Coahuila
Sinaloa
Durango
Gulf of Mexico
Mexico
Pacific Ocean
Mexico City
32°
24°
16°
112°
104°
96°
88°

Figure 2-1

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**Location Map**

*August 2005*

# 3 DISCLAIMER

This report has been prepared by RPA for Dia Bras Exploration Inc. (Dia Bras). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and,
- Data, reports, and other information supplied by Dia Bras.

For technical information on the Bolivar deposit, RPA has relied on some reports by Dia Bras, as well as by other consultants. RPA has not verified the technical information in these reports, but has formed its opinions on the geological continuity of the mineralized zones at Bolivar, primarily on the basis of this technical information. RPA has visited the Bolivar deposit and has taken independent samples.

While it is believed that the information contained herein is reliable under the conditions and subject to the limitations set forth herein, this report is based in part on information not within the control of RPA and RPA does not guarantee the validity or accuracy of conclusions or recommendations based upon that information that is outside the area of technical expertise of RPA. While RPA has taken all reasonable care in producing this report, it may still contain inaccuracies, omissions, or typographical errors.

# 4 PROPERTY DESCRIPTION AND LOCATION

The Bolivar Mine is located approximately 250 km (386 km by road) southwest of Chihuahua, the capital of the State of Chihuahua, within the Barranca del Cobre National Park in northern Mexico. The old mine is close to several small villages. Dia Bras holds interests in nineteen (19) mineral concessions in the area, covering a total of approximately 11,840 ha (Table 4-1 and Figures 4-1 and 4-2).

## 4.1 LAND TENURE

The Bolivar Project includes four groups of exploration properties. These are the Bolivar, Mezquital, Santa Maria and Florida properties, which comprise the nineteen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2030. The majority of these concessions (Ampliaciónes) are held by Polo y Ron Minerales, S.A. de C.V. (Polo y Ron or P&RM) and other titleholders.

| Table 4-1 Mineral Concessions List | | | | |
|---|---|---|---|---|
| Dia Bras Exploration Inc. – Bolivar Project | | | | |
| | | | | |
| **Project Area** | **Concession** | **Title No.** | **Area (ha)** | **Expiry Date** |
| Bolivar | Bolivar | 192324 | 63.6 | 2030+ |
| | Bolivar III | 180659 | 48.0 | 14-07-2037 |
| | Bolivar IV | 195920 | 50.0 | 14-07-2042 |
| | La Chaparrita | 217751 | 10.0 | 2040+ |
| | Piedras Verdes | 220925 | 92.5 | 27-10-2009 |
| Mezquital | Mezquital | 223019 | 2,475.4 | 05-10-2040 |
| | Mezquital Fraction 1 | 223020 | 4.7 | 05-10-2040 |
| | Mezquital Fraction 2 | 223021 | 2.4 | 05-10-2040 |
| | Mezquital Fraction 3 | 223022 | 974.6 | 05-10-2040 |
| Santa Maria | Santa Maria | 209650 | 2,100.0 | 02-08-2050 |
| | El Cumbre | 209660 | 2,280.3 | 02-08-2050 |
| Florida | San José | 209649 | 462.0 | 02-08-2050 |
| | Ampl. San José | 223025 | 229.5 | 02-08-2049 |
| | Val | 223016 | 95.2 | 02-08-2049 |
| | Val-1 | 223018 | 36.3 | 02-08-2049 |
| | Val Fraction | 223017 | 0.1 | 02-08-2049 |
| | El Gallo | 224112 | 251.8 | 07-04-2061 |
| | La Mesa | 223506 | 718.9 | 02-08-2049 |
| | La Cascada | 222720 | 1,944.3 | 02-08-2049 |
| **Total** | | | **11,839.6** | |
| | | | | |
| **Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003, Dia Bras Press Release of November 3, 2003, and Agreement between El Paso Partners and Dia Bras (July 29, 2003).** | | | | |

The Bolivar, Bolivar III, Bolivar IV and La Chaparrita concessions are held as mining (Exploitation) licences. The remaining fifteen are held as exploration licences. RPA understands that since the old San José Mine, Bolivar Mine and Valenzuela Mine operations were being worked before the present (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

***BOLIVAR III AND BOLIVAR IV CONCESSIONS***

In September 14, 2004, Dia Bras entered into an Option to Purchase Agreement with Sr. Javier Octavio Bencomo Muñoz, executor for the estate of Sra. Berta Muñoz de Bencomo (Bencomo) on the one hand, Sra. Carmen Beatriz Chavez Márquez and Sr. Jesus Fernandez Loya on behalf of Minera Senda de Plata, S.A. de C.V. (Senda) on the other, for the Bolivar III and Bolivar IV Concessions of the Bolivar Mine property. To

earn a 75% interest in these two concessions, Dia Bras agreed to a cash payment with the two property holders totalling US$975,000, as follows:

- Estate of Sra. Berta Muñoz de Bencomo: Dia Bras agreed to a schedule of cash payments totalling US$675,000, as follows:
    - US$225,000 to be paid on the agreement date (September 14, 2004), US$10,150 of which already been paid previously.
    - US$112,500 due on March 14, 2005.
    - US$112,500 due on September 14, 2005.
    - US$112,500 due on March 14, 2006.
    - US$112,500 due on September 14, 2006.
- Regarding Sra. Carmen Beatriz Chavez Márquez Dia Bras agreed to a schedule of cash payments totalling US$300,000, as follows:
    - US$100,000 to be paid on the agreement date (July 14, 2004.
    - US$50,000 due on March 14, 2005.
    - US$50,000 due on September 14, 2005.
    - US$50,000 due on March 14, 2006.
    - US$50,000 due on September 14, 2006
- Regarding Minera Senda de Plata: Dia Bras agreed to a schedule of cash payments totalling US$250,000, as follows:
    - US$25,000, paid earlier in July 2004), and
    - US$225,000 paid in October 2004.

In a judgement dated September 13, 2004, the Civil Court of the State of Chihuahua nullified an earlier agreement between the estate of Sra. Berta Muñoz de Bencomo and Minera Senda de Plata, S.A. de C.V., and the dispute on ownership, regarding the Bolivar III and Bolivar IV mineral concessions. This judgement also declared that title to these two concessions was transferred 50% to Dia Bras and 50% to Sr. Javier Octavio Bencomo Muñoz, on behalf of the estate of Sra. Berta Muñoz de Bencomo.

### *SANTA MARIA AND EL CUMBRE CONCESSIONS*

On July 29, 2003, Dia Bras entered into an Option to Purchase Agreement with El Paso Partners (EPP), Texas, for the Santa Maria and El Cumbre concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009 and exploration work commitments totalling

US$1.638 million over seven years, including minimum expenditures of US$150,000 during the first year. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500
- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

On August 9, 2004, in an addendum (amendment) to the July 29, 2003 agreement, Dia Bras and EPP agreed to maintain the clause regarding the 10 km area of interest with respect to the EPP claims, with the exception the five Bolivar concessions (Bolivar, Bolivar III, Bolivar IV, La Chaparrita and Piedras Verdes) would not be included in the 10 km area of interest. The terms of this amendment included that Dia Bras issue 300,000 of its shares to EPP.

### *SAN JOSÉ AGREEMENT*

On July 29, 2003, Dia Bras entered into a similar Option to Purchase Agreement with Polo y Ron Minerales, similar to the EPP agreement, for the San José, San José Ampliación, Val, Val 1 and Val Fraction concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500

- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

#### *MEZQUITAL CONCESSIONS*

On September 20, 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron and Raul Tarin (Tarin), for the Mezquital concessions. These included La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III and El Gallo concessions. The terms of the agreement included total cash payment of US$100,000, of which US$10,000 had been paid by October 2004, and annual exploration expenditures of US$50,000 over three years (total, US$150,000). On October 29, 2004, Dia Bras acquired the Mezquital concession by agreeing to the terms of the above agreement. On that date Polo y Ron and Tarin transferred their rights on the Mezquital concession to Dia Bras.

#### *PIEDRAS VERDES CONCESSION*

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Tarin regarding the Piedras Verdes Concession. The terms of the agreement included total cash payment of US$200,000, as follows:

- December 2003, US$55,000 (paid)
- December 2004, US$60,500 (paid)
- December 2005, US$65,000
- December 2006, US$20,500

In summary, the status of option payments and work commitments regarding the various mineral concessions of the Bolivar Project is presented in Table 4-2.

**Table 4-2 Summary of Agreement Terms**
**Dia Bras Exploration Inc. – Bolivar Project**

| Agreement | Cash Payments (US$) | | | Work Commitments (US$) | Total (US$) |
|---|---|---|---|---|---|
| | Paid | Pending | Subtotal | | |
| Bolivar III & IV | 550,000 | 650,000 | 1,200,000 | | 1,200,000 |
| Sta Maria El Cumbre | 22,000 | 307,500 | 329,500 | 1,638,000* | 1,967,500 |
| San José (Florida) | 22,000 | 307,500 | 329,500 | | 329,500 |
| Mezquital | 10,000 | | 10,000 | | 10,000 |
| Piedras Verdes | 115,000 | 85,000 | 200,000 | | 200,000 |
| **Totals** | **719,000** | **1,350,000** | **2,069,000** | **1,638,000*** | **3,707,000** |

**Source: Muñoz, 2005.**
**Note (*): US$150,000 was required to be spent during first year of agreement.**

The above concessions are subject to a rental fee of 405 Mexican Pesos/ha (Total about M$172,080 or about US$15,500) for the current year and thereafter to an annual rental fee of M$1.1 million (about US$101,000) to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM), during the first period, which comprises six years. Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of fifty (50) years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below. (CRM, 1999).

**Table 4-3 Annual Fees for Exploration Properties in Mexico (February 1999)**

**Dia Bras Exploration Inc. – Bolivar Project**

| Surface Area (ha) | Fixed Annual Fees (Mexican Pesos M$) | Additional Annual Fees per hectare (M$/ha) | | |
|---|---|---|---|---|
| | | First Period | Second to Fourth Period | Fifth & Sixth Periods |
| Up to 30 | 0 | 5.0 | 20.0 | |
| 30 to 100 | 0 | 10.0 | 40.0 | 30.0 |
| 100 to 500 | 500 | 20.0 | 60.0 | 60.0 |
| 500 to 1,000 | 1,500 | 18.5 | 57.0 | 120.0 |
| 1,000 to 5,000 | 3,000 | 17.0 | 55.0 | 120.0 |
| 5,000 to 50,000 | 10,500 | 15.5 | 53.0 | 120.0 |
| >50,000 | 100,000 | 14.0 | 50.0 | 120.0 |

**Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.**

**Table 4-4 Annual Fees for Mining Properties in Mexico (February 1999)**

**Dia Bras Exploration Inc. – Bolivar Project**

| Surface Area (ha) | Fixed Annual Fees (Mexican Pesos (M$) | Additional Annual Fees per hectare (M$/ha) |
|---|---|---|
| Up to 30 | 0 | 30.0 |
| 30 to 100 | 0 | 60.0 |
| 100 to 500 | 500 | 120.0 |
| 500 to 1,000 | 1,500 | 240.0 |
| 1,000 to 5,000 | 3,000 | 480.0 |
| >5,000 | 10,500 | 960.0 |

**Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.**


Figure 4-1
Dia Bras Exploration Inc.
Bolivar Property
State of Chihuahua, Mexico
Mineral Concessions Map
805,000 E
800,000 E
795,000 E
3,002,000 m.
2,997,000 N
SANTA MARIA
T-209650
MEZQUITAL FRACC. 3
T-223022
MEZQUITAL FRACC. 2
T-223021
MEZQUITAL FRACC. 1
T-223020
EL CUMBRE
T-209660
SAN JOSE
T-209649
LA CHAPARRITA
T-217751
EL GALLO
AMPL. SAN JOSE
T-223025
T-223016
VAL I
BOLIVAR
T-192324
VAL I
T-223018
MEZQUITAL
T-223019
EL GALLO T-224112
T-220925
BOLIVAR
IV
T-195920
BOLIVAR
III
T-180659
PIEDRAS VERDES
VAL FRACCION
T-223017
Village of
Piedras Verdes
Village of
Cieneguita
0
1
2
3
4
5
Kilometres
LA CASCADA
T-222720
LA MESA
223506
N
Legend:
Bolivar Concessions
Florida Concessions
Mezquital Concessions
Santa Maria Concessions
July 2005

## 4.2 BOLIVAR MINE MINERAL CONCESSION

The Bolivar Cu-Zn-Ag-Au deposit is located within the 63.5 ha Mina Bolivar mineral concession that has a term of 50 years, expiring in 2030 (Table 4-1 and Figure 4-1). The property is situated approximately 2 km southeast of the village of Piedras Verdes of the Municipality of Urique (Medrano, 2005).

Dia Bras owns, or controls through lease arrangements, the surface rights needed for current mining and related facilities, and infrastructure at the Bolivar Mine. Bencomo is the direct owner of the surface rights that underlie all of the current mining and related infrastructure at the Bolivar Mine. When necessary, access agreements are negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. RPA understands that permits required for the current mining operations and for exploration activities are in place (Muñoz, 2005 and Medrano, 2005). The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo.

RPA understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar Mine in 2004. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction (Dia Bras, 2005).

# 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Bolivar Mine area is by paved road (approximately 305 km from Chihuahua) and a further approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year (Banda M., 2005). In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar Mine operations is provided by an on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with back-up generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the Bolivar mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour.

The Town of Creel, the largest town in the area, is situated some 160 km (by road) northeast of the Bolivar Mine, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Creel as well as the City of Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions.

The mineral concessions are situated along the Sierra Madre Occidental mountain chain. Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebbles and boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

The land around the Bolivar Mine is used for agriculture. The villages in the area use the land to raise cattle, but it is not used to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

# 6 HISTORY

## 6.1 BOLIVAR MINE AREA

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material which was mined is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn (Banda M, 2005).

## 6.2 OTHER MINERAL CONCESSIONS

In 1632, a native silver vein was discovered at La Nevada near Batopilas, some 30 km east of the Santa Maria Property. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of $18^{th}$ Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop mineral deposits in the area, and some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

In 1996, Francisco Gold Corporation (FGC) discovered the El Sausal gold deposit, which is situated some 13 km west of Batopilas. Recently, FGC has been taken over by Glamis Gold Ltd. (Glamis) which is currently developing the El Sausal deposit as an open pit mine. The Mineral Reserves of the El Sausal deposit are reported to be in the order of 18.9 million tonnes at an average grade of 3.37 g/t Au, and the planned annual production rate is some 190,000 ounces of gold over a 10 year mine life.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Small scale underground mining of the San José de Pinal Mine, a polymetallic skarn deposit, was carried out from 1968 to 1970, and ore grades were reported to be in the order of 3% Zn, 6% Cu and 350 g/t Ag. This deposit is located within the Piedras Verdes District

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of these heap leach pads.

# 7 GEOLOGICAL SETTING

## 7.1 REGIONAL GEOLOGY

The geomorphology of western Chihuahua State consists of three major terranes. A northwest striking mountain chain (Sierra Madre Occidental), 80 km to 100 km wide, parallels the coastline of Baja California along the western margin of the country and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, Tertiary, Mesozoic and Palaeozoic rocks are preserved. In the general area of the Bolivar Property, Tertiary and Mesozoic rocks are also present.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Vargas et al, 1994).

The Bolivar Property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). The rocks of the LVS are in turn overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS) which are interpreted to be Middle Tertiary in age (Figure 7-1). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

A number of lineaments with mineral potential have been recognized within the Batopilas Mining District. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70 cm to 3.5 m.

- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon (Barranca del Cobre), a Mexican Nation Park which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Other mineral districts within the Sierra Madre Precious Metal Belt include:

- Piedras Verdes District: This district contains contact metasomatic (or skarn) type mineralization at the contact between Cretaceous marble or hornfels and Tertiary felsic intrusive bodies, such as at Piedras Verdes, which hosts the Bolivar Mine, where ore was shipped to Bahuichivo. Mineralization comprised coarse sphalerite and chalcopyrite with minor pyrite and bornite (McMillan, 1997 and CRM, 1994).

- Urique District: This area is located approximately 12 km northeast of the Bolivar Mine (Figure 7-1) and is characterized by classical gold-rich fissure veins, such as the Rosario Vein hosted by andesitic flows of the LVS. This vein had been mined by gambusinos (artisanal miners) and records indicate that in 1929 production from this mine was 2,891 tonnes of ore containing 44 kg of gold, 1,061 tonnes of silver, 7,990 kg of lead and 2,686 kg of copper, an average grade of some 15.2 g/t Au, 367 g/t Ag, 0.28% Pb and 0.09% Cu (McMillan 1997 and CRM 1994).

- Reforma District: This district is located some 20 km south-southwest of the Bolivar Mine Property (Figure 7-1). It is also characterized by contact metasomatic (or skarn) type mineralization. At the Reforma Mine, exploration work dates back to the 1940s, but mining work started in 1967. Mining production from 1970 and 1980 is reported to be some 1,364,000 tonnes at an average grade of 0.5 g/t Au, 92.56 g/t Ag, 9.1% Pb, 2.52% Cu and 30% Zn (McMillan 1997 and CRM 1994).

- Lluvia de Oro District: This area is located some 3 km east of the Reforma District and 19 km south-southwest of the Bolivar Mine Property (Figure 7-1). It

hosts the Lluvia de Oro, Los Vazquez and La Patria mineral deposits. These deposits are described as veins and mantos hosted by silicified Cretaceous volcanic and sedimentary rocks with interlayered andesitic flows, tuffs, quartzites, conglomerates, limestones and shales. The Lluvia de Oro area was discovered in 1899 and operated from 1903 and the late 1930s. An estimated 100,000 tonnes of ore with grades as high as 312 g/t Au and 850 g/t Ag are reported to have been produced from this district. Production from 1936 is also reported to have been some 1,065 tonnes at an average grade of 12.7 g/t Au, 106 g/t Ag. Mineral Resources of the Lluvia de Oro, Los Vazquez and La Patria deposits are reported to contain some 2.11 million tonnes at an average grade of 2 g/t Au and 23 g/t Ag (McMillan 1997 and CRM 1994).

- Cieneguita de Los Trejo deposit: This deposit is located at the outskirts of the village of Cieneguita (Figure 7-1). It was reported with Mineral Reserves totalling some 1 million tonnes at an average grade of 1.5 g/t Au and was mined by Glamis from 1997 to 2000 (Banda, 2005 and McMillan 1997).


108°
N
Urique
Urique Lineament
El Sausal-Cieneguita Lineament
Cieneguita
Santa Maria Structural Zone
Piedras Verdes
La Yerbabuena
Batopilas
El Sauzal
27°
Liuvia de Oro
Reforma
0 2 4 6 8 10
Kilometres
Legend:
Quaternary Basalt
Mid Tertiary Volcanics
Lower Tertiary Intrusives
Lower Tertiary Volcanics
Geological Contact
Fault
Block Fault
River
Mineral Occurrence/deposit
Property Boundary
July 2005
After: Philip Goodell, 2003

Figure 7-1

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**Batopilas District**
**Regional Geology**

## 7.2 LOCAL GEOLOGY

The Bolivar and other properties in the area are underlain by a 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the properties is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes (Figures 7-2 and 7-3).

The local stratigraphy is shown in Figure 7-4. Based on outcrops and published information (Wilkinson et al, 1988) the sequence of the lithologic units present within the four properties is interpreted to be, from top to bottom, as follows:

- Yarbanis Formation (Ty): massive rhyolite ignímbrites.
- Casas Coloradas Formation (Tcc): Rhyolitic tuff and felsic flow breccia.
- Cinco de Mayo conglomerate (Tcc).
- El Arenal flow breccia (Tca): With purple porphyritic lithic fragments. Recent field observations by RPA indicate it to be a lapilli tuff.
- San José flow breccia (Tsj): With olive green aphanitic lithic fragments.
- Las Tahonas granodiorite (Ktlt): Porphyritic with white orthoclase, milky and clear quartz, and biotite, intrudes Ktd and Ktp.
- Dolores Micro-quartz diorite: Sub-phaneritic to sub-aphanitic, with plagioclase, augite and biotite, intrudes Ktp.
- Pastrana dacite (Ktp): Includes three phases:
    - Phase I: With aphanitic olive green matrix.
    - Phase II: With aphanitic olive green matrix and augite phenocrysts.
    - Phase III: With aphanitic olive green matrix, augite and plagioclase phenocrysts.

Structural data from outcrops within the Bolivar Property as well as from drill core indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of limestones, calc-silicate and volcanic rocks (Figures 7-2 and 7-3). A number of outcrops clearly exhibit northeast trending tight folding, such as at the Bolivar Mine. Recent field visits by RPA also suggests that several northeast trending shear zones and other structures in the area are coincident to

similarly northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

## 7.3 TECTONIC SETTING

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico. Magmatic activity during this period resulted in the formation of the LVS and the UVS series in the Batopilas region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and gold mineralization in the Batopilas region. Ore emplacement is also related to the extensive northwest, northeast and north-trending faults that created large block structures in the Batopilas region.

The area around Bolivar has undergone block faulting. Three major sets of faults are recognised. These are:

- North-northwest trending faults, such as the fault zone along the Rosario Trend (Figure 7-3).
- East-southeast trending faults, such as the Fernandez Trend near the Bolivar shaft.
- North trending faults, such as the Santa Maria Fault Zone.


Figure 7-2
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
Property Geology
N
0 0.5 1.0 1.5 2.0
Kilometres
799,000 E
800,000 E
801,000 E
802,000 E
803,000 E
804,000 E
3,002,000 N
3,001,000 N
3,000,000 N
2,999,000 N
2,998,000 N
2,997,000 N
2,996,000 N
2,995,000 N
2,994,000 N
BOLIVAR SHAFT
BOLIVAR CONCESSIONS
SANTA MARIA CONCESSIONS
FLORIDA CONCESSIONS
MEZQUITAL CONCESSIONS
After: Joaquin Rodriguez L.
Legend:
Tuffs ignimbrites and rhyolitic rocks of the Upper Volcanic Series
Tuffs and andesitic rocks of the Lower Volcanic Series
Andesite with disseminated pyrite
Granitic rock
Argillic epidote alteration & oxides
Garnetiferous skarn with Cu-Zn mineralization
Endoskarn
Silicification & oxidication
Fault
Felsic Dyke
Mineralized zone
July 2005


L.R.
SEC. 12-N
SEC. 10-N
SEC. 8-N
SEC. 6-N
SEC. 4-N
SEC. 2-N
SEC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
SEC. 21-S
SEC. 23-S
SEC. 25-S
SEC. 27-S
SEC. 29-S
SEC. 31-S
9,900 E
10,000 E
10,100 E
10,200 E
10,100 N
10,000 N
9,900 N
9,800 N
9,700 N
Fernandez Trend
SHAFT
Rosario Trend
0 25 50 75 100
Metres
Elevation contour interval 5 metres
Legend:
Andesite
Granodiorite
Andesitic dike
Skarn
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
1900 Elevation contour (m, ansl)
July 2005 Source: Dia Bras, 2005, modified after: Banda, 2005

Figure 7-3

**Dia Bras Exploration Inc.**

***Bolivar Mine Area***
***State of Chihuahua, Mexico***

**Local Geology**


metres
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
Ty
Tcc
Tca
Tsj
Ktp
Ktd
Ktlt

*After: Wilkerson et al., 1988.*

**Legend:**

- Ty — *Yarbanis Formation*
- Tcc — *Casas Coloradas Formation*
- Tcc — *Cinco de Mayo Conglomerate*
- Tca — *El Arenal Flow Breccia*
- Tsj — *San José Flow Breccia*
- Ktlt — *Las Tahonas Granodiorite*
- Ktd — *Dolores Micro-Quartz Diorite*
- Ktp — *Pastrana Dacite*

**Ty** **Yarbanis Formation:** massive rhyolite ignimbrites

*UPPER VOLCANIC SERIES (UVS)*

**Tcc** **Casas Coloradas Formation:** rhyolite tuff & felsic flow breccia

**Tcc** **Cinco de Mayo Conglomerate**

**Tca** **El Arenal Flow Breccia:** purple porphyritic lithic fragments

**Tsj** **San José Flow Breccia:** olive green aphanitic lithic fragments

**Ktlt** **Las Tahonas Granodiorite:** porphyritic with white orthoclase, milky and clear quartz, and biotite. Intrudes Ktd and Ktp

*LOWER VOLCANIC SERIES (LVS)*

**Ktd** **Dolores Micro-Quartz Diorite:** sub-phaneritic to sub-aphanitic; plagioclaste, augite and biotite. Intrudes Ktp

**Ktp** **Pastrana Dacite:**

**Phase I:** aphanitic olive green matrix

**Phase II:** aphanitic olive green matrix with augite phenocrysts

**Phase III:** aphanitic olive green matrix with augite and plagioclase phenocrysts

Figure 7-4

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**Igneous Stratigraphy of the Batopilas Mining District**

*July 2005*

## 7.4 DEPOSIT TYPES

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper deposits, skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.

- Porphyry-type copper mineralization: An area some 2 km southwest of Batopilas, where approximately 5 $km^2$ area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.

- Gold and silver mineralization associated with rusty zones in to light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old La Increible Mine within the Valenzuela Property.

Work carried out to date by Dia Bras and by earlier operators indicate that the Bolivar and other properties in the area are situated in geologic environments which host skarn-type gold-polymetallic deposits, such as the Rosario Trend and the Reforma Mine, as well as the El Sausal gold deposit at the southern end of the El Sausal-Cieneguita Lineament. Skarn-type metasomatism with diagnostic minerals, such as magnetite, garnet, epidote, actinolite, diopside, sphalerite and chalcopyrite are present within altered limestones at the old Bolivar Mine and the many outcrops of calc-silicates situated between the old Valenzuela (La Increible) mine and the Bolivar Mine. Fine-grained disseminated pyrite is also associated with the rusty zone with abundant fracturing and

garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers (Stanton, 1972).

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn and pyroxene skarn. The spatial distribution, relative abundance and paragenesis of each type, however, are not yet determined by geological mapping in the area.

# 8 MINERALIZATION

The sedimentary rocks of the Bolivar and the neighbouring properties have been affected by contact metasomatic alteration events. Mineralogical (thin section) work has not yet been carried out, but observations in the field show that the alteration assemblage within the calc-silicate rocks consists of green-brown garnet, epidote, diopside, plagioclase, magnetite, hematite, limonite, calcite and sulphide minerals, such as sphalerite, chalcopyrite, galena, bornite and chalcocite. Secondary minerals of copper and zinc are commonly present with ubiquitous malachite staining along many cliffs and white powdery zones at many old adits in the area.

The alteration assemblages at the Bolivar and other properties in the area are associated with gold and polymetallic sulphide mineralizing events. Four events of mineralization are observed. These are:

- An early episode of polymetallic sulphide and gold mineralization: This is interpreted to be commonly present along the Main (Rosario) Trend. Massive zones of garnet and/or epidote and large patches (1 m x 5 m) of massive magnetite are associated with pods of sphalerite, chalcopyrite, galena and pyrite. Typical drill hole intersections along this zone include:
  - 7.26% Cu, 38.8% Zn, 124.8 g/t Ag and 0.59 g/t Au over 2.9 m in Hole DB04072.
  - 1.66% Cu, 4.92% Zn, 28.0 g/t Ag and 0.1 g/t Au over 37 m in Hole DB04091.
  - 1.98% Cu, 0.45% Zn over 11 m in Hole DB05B124.

- A second episode of chloritization associated with the brecciated zones within the east-southeast trending structures, such as the Fernandez Structure. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias. These features are commonly observed in Drill Hole DB04061 with intersections of 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 3.16 g/t Au over 9 m and 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m.

- A third episode of gold (and silver?) mineralization. In general, these zones include pyrite, as fine-grained disseminated material as well as fracture-coating material, within shear zones and areas of endoskarn.

- A fourth episode of gold mineralization associated with northeast trending fracture zones and veins within the Santa Maria Structure. These zones are in

general, 10 cm to <1 m wide and are typically associated with rusty outcrops of rhyolite containing limonitic pseudomorphs of pyrite.

Results of recent sampling of drill core and underground workings are presented in Table A (Appendix). Results show that a number of mineralized zones are present along the Rosario and Fernandez trends.

## 8.1 TYPES OF MINERALIZATION

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures. It is possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. The mineralized zones are dominant with calc-silicate minerals and variable quantities of quartz, calcite, and chlorite. Sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 10% to 30%, with occasional massive sulphide zones. Minor amounts of disseminated pyrite are also present. In general, sulphides are medium to coarse-grained within the skarn zones, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the carbonate rocks, which they replace, a common feature in skarn-type mineralization (Park and MacDiarmid, 1964).

Observations at old underground workings, on drill core and at many outcrops suggest that there are three types of mineralization at the Bolivar and other properties in the area. These are:

- Polymetallic sulphide and gold mineralization generally associated with skarn zones, such as at the old Bolivar and La Increible mines. In general, gold shows a positive correlation with chalcopyrite(?) although the presence of chalcopyrite does not necessarily indicate higher-grade gold in the rock.
- Silver and gold mineralization associated with veins of massive galena and sphalerite, such as at the old San José de Pilar Mine.
- Gold mineralization associated with brecciated and rusty zones with disseminated pyrite, such as at the showings within the Santa Maria Structure.

A fourth type of Au-Ag mineralization may also be present in the area. This type of mineralization is associated with shear zones and areas of endoskarn, such as near and along the road at the old La Increible Mine. In general, these zones include pyrite, as fine-grained disseminated material as well as fracture-coating material.

Results of a mineralogical study (X-Ray diffraction and polished section work) carried out by CRM are presented in Table 8-1. CRM used thin sections for the polarizing microscope under transmitted light and briquettes of crushed material from concentrate for ore microscopy with reflected light. This study shows that the major constituents of the mineralized material at Bolivar are sphalerite (>25%) and chalcopyrite (10% to 25%), with minor amounts (1% to 10%) of quartz. Trace amounts of galena, K-feldspar, hematite, pyrite, smithsonite ($ZnCO_3$) and arsenopyrite are also reported.

**Table 8-1 Results of Mineralogical Studies**

**Dia Bras Exploration Inc. – Bolivar Deposit**

| Mineral | Chemical Formula | Composition |
|---|---|---|
| Sphalerite | ZnS | Major (>25%) |
| Chalcopyrite | $CuFeS_2$ | Major (10% to 25%) |
| Quartz | α- $SiO_2$ | Minor (1% to 10%) |
| Galena | PbS | Trace (0.1% to 1%) |
| K-Feldspar | $KAlSi_3O_8$ | Trace (0.1% to 1%) |
| Hematite | $Fe_2O_3$ | Trace (0.1% to 1%) |
| Pyrite | $FeS_2$ | Trace (0.1% to 1%) |
| Smithsonite | $ZnCO_3$ | Trace (0.1% to 1%) |
| Arsenopyrite | FeAsS | Trace (0.1% to 1%) |

**Source: Poder Ejecutivo Federal, Consejo de Recursos Minerales, Centro Experimental Chihuahua, 2004.**

**Note: Studies done by the X-Ray Diffraction (XRD) method, and by the use of polarizing microscopes under transmitted light as well as reflected light.**

Based on results of diamond drilling completed to date, there are at least twelve mineralized lenses at Bolivar. These lenses range from less than a metre to up to 20 m in thickness, extend 25 m to 100 m along strike and up to 100 m in the vertical dimension. Geological interpretation of the mineralized zones on cross sections also indicates mineral zoning at Bolivar. Closer to the contact with the granodiorite intrusive, a copper-rich and a relatively thicker zone of mineralization with only weak zinc values, appears to

be prevalent. A narrower zone of similar copper-rich mineralization also occurs very close to the contact with the intrusive. Higher up in the stratigraphic section several lenses of zinc-copper mineralization. This type of zonal distribution of sulphides associated with skarn-type alteration assemblages of calc-silicates and iron-oxides are described at other mineral deposits in southwestern United States (Meyer and Hemley, 1967).

## 8.2 MINERALIZED AREAS

Currently, there are at least eleven mineralized areas within the nineteen mineral concessions of the Bolivar project area (Figure 8-1). These are:

- Bolivar High Grade Zone
- Bolivar Zona Sur
- Bolivar Northwest
- La Increible
- La Pequeña
- San José de Piñal
- El Gallo
- La Montura
- Arizona/El Val
- Central Area
- Breccia

These mineralized zones are hosted within three main structural zones (Figure 7-2). These are the; El Val – La Pequeña Structure; San José del Pinal type veins; and the Santa Maria Structure.


MEZQUITAL
799,000 E
800,000 E
N
PIEDRAS VERDES
BRECHA
BOLIVAR NORTHWEST
BOLIVAR
IV
BOLIVAR HIGH GRADE
BOLIVAR ZONA SUR
Upper Volcanic Suite
3,000,000 m.
Predominantly
Skarn and Marble
EL GALLO
LA INCREIBLE
BRECHA
BOLIVAR
IV
EL GALLO
LA MONTURA
PIEDRAS VERDES
BOLIVAR
III
CENTRAL
AREA
LA CHAPARRITA
2,999,000 N
BRECHA
MEZQUITAL
VAL FRACCION
LA PEQUEÑA
VAL
EL VAL
(ARIZONA)
VAL
0 100 200 300 400 500
Metres
2,998,000 N
BOLIVAR
AMPL. SAN JOSE
Legend:
Breccia
Skarn Mineral
Faults
Granitic Rocks
July 2005
Source: Dia Bras, 2005.

Figure 8-1

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**Bolivar and Neighbouring Concessions, Exploration Targets**

### 8.2.1 ROSARIO MINERALIZED STRUCTURE

The main (Rosario) mineralized system is approximately 350 m long, with mineralized zone widths varying from less than one metre up to 8 m. It forms part of the El Val-La Pequeña Structure (Figures 7-3 and 8-1). Individual ore-shoots within the lenses range from 20 m to 50 m long horizontally, and from 20 m to 50 m vertically. Strike orientations are generally northwest, and dips are from 20° to 40° to the northeast. All economic copper and zinc mineralization discovered and mined to date lies within 300 m of surface. Post-mineral faults locally disrupt and offset the mineralized zones.

The Rosario mineralized structure is situated along the northeast flank of a northwest trending valley, which is part of the El Sausal-Cieneguita Lineament. Detailed cross sections and level plans of the Bolivar mine area are discussed under a separate section of Mineral Resources and are presented in Figures 23-5 to 23-31 (Appendix). Near the shaft of the Bolivar Mine, the area exhibits typical skarn-related zinc and copper mineralization. Field observations are as follows:

- A northeast trending small ridge of isoclinally folded limestone - now completely altered to garnet, epidote and magnetite – is adjacent to a small northeast trending gully. A gravel road separates this ridge from the adit leading to the old underground workings, and the adit is some 50 m from the small ridge. At the adit a 1 m wide mafic dike cuts the mineralized area, which is up to 40 m wide. Pods of massive sphalerite with minor chalcopyrite are present at both sides of the dike.

- On the northwest side of the dike the massive sulphide pods are larger (1.5 m to 4 m) and more common, in an exposed area about 10 m wide. These pods constitute about 50% of the rock

- On the northeast side of the dike the massive sulphide pods are smaller (<1 m to 1.5 m) and less common (10% to 15% of the rock). These pods are separated with ≥2 m wide areas containing disseminated sulphides - mostly sphalerite (≤10%) with minor pyrite and chalcopyrite (≤1% to 5%) - in an exposed area about 30 m wide. Chalcopyrite and other Cu-sulphides (bornite and/or covellite) are also present as fracture coating material, or as small veinlets.

- Copper staining (commonly malachite) is readily observed on the altered limestone dipping into the hill.

- On the northeastern side of the gully, i.e. some 10 m east of the ridge and on the east side of the road, the area is underlain by fine to medium grained granite. This granite is also present along the gravel road which goes around the hill and leads to the Valenzuela prospect.

- Mineralized intersections from the recent diamond drilling programs range from 0.42% Cu and 1.54% Zn over 20 m to 23.4% Cu and 28.5% Zn over 1 m.

### 8.2.2 FERNANDEZ MINERALIZED STRUCTURE

The Fernandez structure trends east-southeast and is mostly vertical. It is situated just east of the Bolivar shaft and has been partly developed by eight sublevels. These are sublevels 835, 845, 848, 861, 854, 869, 870 and 906. Sulphide mineralization is confined to a 25 m wide structure, which has been traced some 100 m along strike, within silicified limestones as well as in andesitic rocks, and it extends to approximately 100 m in the vertical dimension. Recent diamond drilling has intersected this structure with mineralization ranging from 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m to 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 2.16 g/t Au over 9 m in Drill Hole DB04B061.

This zone has been identified as Lens No. 10 by RPA, as discussed further under a separate section of Mineral Resources.

### 8.2.3 EL VAL – LA PEQUEÑA STRUCTURE

The mineralized zones within this structure are readily seen from the air and situated along the cliffs with malachite staining as well as at relatively more resistant calc-silicate outcrops with abundant garnet, epidote and magnetite, which intermittently extend for more than 6 km along strike but may have limited (20 m to 30 m) lateral extent. From northwest to southeast, these are:

- La Increible Mine: This prospect is situated on the east side of the hill which hosts the Bolivar deposit. Mineralization consists of several small pods of massive sulphides (sphalerite and chalcopyrite) within an east trending, 1 m to 2.5 m thick zone, hosted by grey massive limestone, which extends up to 100 m in a easterly direction, where it is cut by the La Pequeña Fault. Previous development work at La Increible consists of an adit and minor old underground workings, including two small stopes (Figures 23-1 and 23-2). Outside the adit and along the gravel road there is extensive pyritization within the altered granitic rocks. Typical

endoskarn-type alteration includes epidotization, silicification and magnetite with associated pyritization. Pyrite is present as fine to medium-grained disseminations as well as fracture coating material. This zone of pyritic material continues for about 700 m along the gravel road.

- El Val Medio: At this locality, the El Val Structure consists of an up to 50 m wide skarn zone at the contact between limestones and andesites. The mineralized zone is 1.5 m to 5 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite, with conspicuous malachite staining.

- La Pequeña: This area is situated some 1,300 m east of the old La Increible adit. Mineralization is similar to but narrower that at El Val Medio. At this locality, the mineralized zone is 0.5 m to 1 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite. Results of recent chip sampling by Dia Bras include grades ranging from 0.01% Cu, 0.41% Zn, 0.03% Pb, 15 ppb Au and 5 g/t Ag to 2.22% Cu, 25.6% Zn, 0.22% Pb, 120 ppb Au and 152 g/t Ag.

- El Val: This area comprises the southeastern part of the El Val Structure and consists of a northeast dipping skarn zone up to 200 m wide. The skarn is cut by narrow north trending felsic dikes and at its lower contact it is grey, fine-grained with almost hypidiomorphic texture (endoskarn). Sulphide mineralization at El Val occurs near the contacts with felsic dikes, within alteration/mineralization haloes 10 m to 20 m wide. The sulphides occur as small pods within the haloes.

### 8.2.4 SAN JOSÉ TYPE VEINS

This style of sulphide mineralization is different from the Bolivar or Valenzuela areas. At San José del Pinal, at least five massive sulphide veins have been discovered within tuffaceous rocks. These are:

- Veins 1 and 2: These veins trend northeast (N50°E to N60°E) and dip moderately to the northwest (55° to 65°) are the more prominent ones and consist of almost exclusively galena with minor sphalerite. The San José de Pilar Mine contains at least two adits with old underground workings. Previous underground development indicates that these veins vary in thickness from 80 cm to 5 m and could extend to 450 m along strike (Rodriguez, 2004). Recent sampling and drilling results by Dia Bras, however, were not encouraging.

- Other veins: These veins are west-northwest trending and moderately to steeply southwest dipping (60° to 82°). One north trending vein is also reported.

- Mezquital Prospect: This area is situated south of the San José Prospect and contains similar malachite stained outcrops as at the Bolivar Mine and the La

Increible prospect. Results of recent chip sampling by Dia Bras, however, indicate low grades ranging from 0.04% Cu, 0.03% Zn, 0.01% Pb, 35 ppb Au and 5 g/t Ag to 0.31% Cu, 0.22% Zn, 0.09% Pb, 1,680 ppb Au and 13 g/t Ag.

### 8.2.5 SANTA MARIA STRUCTURE

There are numerous mineralized veins and shears within this wide structure. The two prominent ones recognized to date are Santa Maria Vein and El Manzanito Vein.

- Santa Maria Vein: This quartz vein trends north-northwest (N10°W) and is steeply east dipping (87°) and is hosted by pink rhyolitic ignimbrites of the UVS. Its thickness varies from 30 cm to 80 cm and it has been traced some 100 m along strike by shallow pits dug by gambusinos. Mineralization consists of gold associated with limonite and hematite.

- El Manzanito Vein: This quartz vein trends north and is sub-horizontal. To the east it is hosted by pink rhyolitic ignimbrites of the UVS and to the west it is hosted by andesitic rocks of the LVS. Its thickness varies from 30 cm to 100 cm and it has been traced some 100 m along strike. Mineralization consists of gold (as electrum) associated with limonite and hematite in vuggy quartz.

During the past two years, Dia Bras has tested many of the above target areas, but currently exploration work is concentrated on the Rosario and Fernandez trends of the Bolivar concession.

# 9 EXPLORATION

## 9.1 DIAMOND DRILLING

From December 2003 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed more than 26,280 m in 153 holes. Most of the drilling, some 21,055 m in 118 holes, was completed in the area of the Bolivar Mine. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling is carried out by Dia Bras personnel. For the initial approximately 10 m of the holes HQ core is recovered. Thereafter, the holes are reduced to recover NQ core. The entire core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program was to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar mineral concession, indicate potential for hidden high-grade skarn-type Cu-Zn mineralization.

Dia Bras carries out the current diamond drilling program through in-house crews. Systematic testing of the copper and zinc bearing zones is carried out by diamond drill holes spaced 25 m to 50 m apart. Statistics of the 2004 and 2005 diamond drilling are

presented in Table 9-1 and the locations of the drill holes in the Bolivar deposit area are shown in Figure 9-1.

**Table 9-1 Statistics of 2004 and 2005 Diamond Drilling**
**Dia Bras Exploration Inc. – Bolivar Mine Area**

| Area | Diamond Drilling | |
|---|---|---|
| | No. of Holes | (m) |
| Bolivar Mine | 73 | 11,860.4 |
| Bolivar Zona Sur | 24 | 5,771.9 |
| Bolivar Northwest | 21 | 3,422.8 |
| La Increible | 16 | 2,716.1 |
| San José de Piñal | 8 | 900.0 |
| El Gallo | 6 | 1,254.5 |
| Others (La Montura, Arizona & El Val) | 3 | 355.1 |
| **Totals** | **153** | **26,280.8** |

**Source: Dia Bras, 2005.**

The procedures used during the diamond drilling programs are as follows:

- Holes are drilled to produce NQ-sized core.
- The collar locations of all drill holes are surveyed and marked in the field with azimuth and inclination of each hole. RPA notes, however, that control information on the directional deviation (both azimuth and change in inclination) is not recorded for the drill holes. RPA recommends that a number of measurements be taken per hole, depending on the hole length, and included in the drill hole data, at a minimum a measurement at the bottom and top of each hole, and for each 50-metre interval down the hole.
- Lithologic logging is done on drill core and geotechnical observations are made by company geologists. This includes marking lithologic contacts, descriptive geology, core angles, core diameter, percent core recovery record, true thickness calculations and graphic log depicting all down-hole data including assay values. All information is recorded on hand written logs. Currently, key information is summarized in a digital database. RPA recommends that systematic measurements of Rock Quality Designation (RQD) also be included as part of the drill hole logging. This information would help in future development of the mineralized lenses, during mine planning.

The highlight of exploration activities in 2005 was the discovery of a new magnetite-rich skarn zone with high-grade copper mineralization. Of particular interest is the moderate grade gold associated with the copper in the mineralized intersections, such as

1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m intersected in Hole DB05B128 (Dia Bras 2005).

RPA notes that a similar copper-rich zone is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

- 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
- 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cieneguita camp. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for geophysical surveys and certain geological specialties, are contracted to independent consultants as required.


Note: Prefix (DB03, DB04, DB05) for drill holes deleted
Trace of drill hole projected to surface
Vertical drill hole
Road access
BOLIVAR SHAFT
PORTAL LEVEL 1
PORTAL LEVEL 6
Marble, Limestone and Skarn
Granitic Rocks
La Increible
N
Metres
July 2005

Figure 9-1

**Dia Bras Exploration Inc.**

***Bolivar Mine Area***
***State of Chihuahua, Mexico***

**Drill Hole Location Map**

## 9.2 UNDERGROUND EXPLORATION

Currently, Dia Bras is carrying out a program of refurbishing old underground workings, sampling and opening up new areas discovered by recent surface diamond drilling along the Rosario Trend.

Mining development by previous operators on the Rosario Trend was done on four levels and three sublevels (Figure 9-2 to 9-5). These are:

- Level 6 (elev. 1,820 m).
- Level 4 (elev. 1,848 m).
- Level 2 (elev. 1,860 m).
- Level 1 (elev. 1,875 m)
- Sublevel 828 (elev. 1,828 m).
- Sublevel Foto (elev. 1,831 m).
- Sublevel Sandwich (elev. 1,870 m).

The most important of the areas along the Rosario Trend where current underground exploration and development is being carried out are:

- La Cobriza: Access to this area is by the adit on Level 6 (Figure 9-5).
- Rodolfo (Alta Ley): This area is situated some 15 m east of La Cobriza (Figure 9-2).
- Reggie Medium Grade: This area is situated some 50 m south of La Cobriza, close to the contact with the granodiorite intrusive (Figure 9-5).
- Reggie Este: This area is situated some 25 m east of Oeste. It was discovered by an intersected of semi-massive sulphide mineralization intersected in Drill Hole DB04B087 and a cross-cut (Figure 9-2).

Drifting is also in progress along the Fernandez Trend. There are many old workings in this area, which are developed on eight sublevels and one raise. The sublevels are numbered as 835 (1,835 m), 845 (1,845 m), 848 (1,848 m), 852 (1,852 m), 854 (1,854 m), 869 (1,969 m), 870 (1,870 m) and 906 (1,906 m).



SEC. 10-N
L.R
SEC. 8-N
SEC. 6-N
SEC. 4-N
SEC. 2-N
SEC. 00
9,900 E
10,000 E
10,100 E
N
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
"LA BOTA" HEADING
SHAFT
10,000 N
FERNANDEZ
RPA SAMPLES
EL ROSARIO
RODOLFO
9,900 N
REGGIE OESTE
CROSS-CUT
RPA SAMPLES
CROSS-CUT - 9874 E
REGGIE ESTE
REGGIE OESTE
0 10 20 30 40 50
Metres
9,800 N
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.


Figure 9-2

**Dia Bras Exploration Inc.**

***Bolivar Deposit***
***State of Chihuahua, Mexico***

**Rosario Trends and Trenches**
**Level 6 (elev. 1,820 m)**


SEC. 10-N
SEC. 8-N
L.R.
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
N
SHAFT
10,000 N
FERNANDEZ TREND
9,900 N
ROSARIO TREND
Projected from sublevels
0 10 20 30 40 50
Metres
9,800 N
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.

Figure 9-3

**Dia Bras Exploration Inc.**

***Bolivar Deposit***
***State of Chihuahua, Mexico***

**Fernandez Trend**
**Level 4 (elev. 1,848 m)**


SEC. 10-N
SEC. 8-N
L.R.
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
10,000 N
9,900 N
9,800 N
N
SHAFT
ACCESS TO SANDWICH ZONE
0 10 20 30 40 50
Metres
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.

Figure 9-4

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**Rosario Trend**
**Level 2 (elev. 1,860 m)**


SEC. 10-N
SEC. 8-N
L.R.
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
N
SHAFT
10,000 N
9,900 N
9,800 N
LA COBRIZA
0 10 20 30 40 50
Metres
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.

Figure 9-5

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**Rosario Trend**
**Level 1 (elev. 1,875 m)**

# 10 SAMPLING METHOD AND APPROACH

Materials sampled for regular assays and for resource estimation for the Bolivar Mine area include diamond drill core and underground workings. Drill core size is NQ for surface holes. Drill core recovery at Bolivar is generally very good. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths are generally 1 m. Visual indicators of the intervals to be sampled include skarn zones, silicified rock and sulphidized/altered zones established for the Bolivar area by Dia Bras geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a mechanical splitter. A technician collects a continuous sample of the split core (Carlos P., 2005).

- Underground workings that expose mineralized zones are routinely sampled by taking continuous chip samples at waist height, perpendicular to contacts of mineralization. Samples are taken for each round of advance, giving a sample spacing of approximately 2.4 m along the strike of the mineralization. The complete width of the development drift is sampled. A sample is normally taken for each metre of the width of mineralization, and sample lengths may vary depending on the width of the mineralization and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.

- Materials sampled as part of ongoing exploration activities include rock outcrops and drill core. All samples are taken by or under the supervision of a geologist. Exploration samples of rock outcrops are normally taken as discontinuous chip samples while underground channel samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of base metals for target identification.

The drill hole and underground sampling procedures employed by Dia Bras conform to industry standards, in RPA's view.

# 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

## 11.1 SAMPLE PREPARATION AND ASSAYS

Rock and core samples are sent to Chemex Laboratories (Chemex) in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda M., 2005). Assays are done using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

The sample preparation and assay protocols are presented in the Appendix. RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada.

Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. Table B (Appendix) provides the list of mineralized intersections. RPA is not aware of any reporting errors.

## 11.2 ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

The quality assurance procedures and assay protocols are, as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.
- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are logged and sampled; and the samples are sent to Chemex.

- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at Chemex. RPA notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Gold assays carried out on 29.2 g (1 assay-ton) sub-samples, including:
  - Cupelling after adding soda at 650° C.
  - Determination of the gold and silver content by gravimetric finish.
- Copper and zinc assays are carried out by Atomic Absorption Spectroscopy (AAS) method.

## 11.3 SAMPLE SECURITY

The procedures for sample security are discussed under assay quality assurance and quality control. Based on our review and discussions with field personnel, RPA is of the opinion that sample security procedures at the Cieneguita exploration camp are in keeping with industry standards.

## 11.4 DATA ENTRY

Assay results are sent by Chemex in digital format. Upon receipt of the results, Dia Bras staff classifies them into three groups, namely:

- High-grade samples containing massive sulphides, within a range of 30% to 65% sulphides.
- Medium-grade samples containing semi-massive sulphides, within a range of 15% to 30% sulphides.
- Low grade samples containing disseminated sulphides in the range from trace to 15% sulphides.

The assay data are then entered into the central database by Dia Bras geologists at the Cieneguita exploration camp, and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- A hard copy of the assay results is prepared and transferred (glued) onto the cross sections depicting the trace of the drill holes.
- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the assemblage of the mineralized zones within the Rosario or Fernandez structures.

Data verification is carried out, as discussed in the following section.

# 12 DATA VERIFICATION

## 12.1 DATA VERIFICATION BY DIA BRAS

During the drilling campaigns data verification and quality control is done by Mr. Jacques Marchand, a Dia Bras internal consultant, who is a Qualified Person in accordance with National Instrument 43-101. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Mr. Marchand each time there is an update of the drill hole database. RPA understands that Dia Bras staff geologists will also carry out preliminary data verification each time assay results are received from Chemex.

It is RPA's opinion that Mr. Marchand's methods and procedures are consistent with North American industry standards. RPA noted, however, a number of discrepancies regarding the collar co-ordinates and elevations of drill holes, as noted under the separate section of Mineral Resource Estimate below. RPA understands that this is caused by data generated by three separate surveyors employed by Dia Bras. Nevertheless, RPA recommends better verification of exploration data.

## 12.2 CHECK ASSAYS

During the recent drilling program Dia Bras personnel have taken duplicate samples of split drill core after each 10th sample. This is done in lieu of a regular check assaying program. RPA, however, recommends a program of check assaying be carried out at the Chemex lab as well as at an independent laboratory, as discussed below.

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Chemex laboratory. These include routine internal check assays by Chemex, as well as duplicate sampling, by Dia Bras. The Chemex duplicate assay data are presented in Figure 12-1 and the Chemex QC results are presente in Figure 12-2. These results show that:

- The copper and zinc assays are within ±10% of the expected values.
- The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation ($\pm 1\sigma$) of the mean.

Dia Bras plans to conduct check assays independently at another commercial laboratory. For the current database, however, Dia Bras has not requested routine check assaying of standards or blanks. Instead, Dia Bras geologists have collected duplicate samples after every $10^{th}$ sample and sending it to Chemex. For quality control RPA recommends that Dia Bras personnel insert control samples of "blank" and "standards" with each batch of regular samples sent to the laboratory. The former (blank) samples may be country rock with no precious metal values, may be inserted after the $10^{th}$, $32^{nd}$, $54^{th}$ etc. sample and the latter standard samples of known concentration, say 10 g/t Au, may be inserted after the $21^{st}$, $43^{rd}$, $65^{th}$ etc. sample.

This procedure provides a preliminary check on the gold and tungsten concentration of the 10% of the sample population. Both blank and standard samples are numbered consecutively to allow for easier tracking of assay results and for "honest" assaying at the laboratory. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

### Copper Duplicates: All Assays


Duplicates Report
Method: ME-ICP41 Analyte: Cu
+/- 10% Precision
Duplicates, Cu, ppm
Originals, Cu, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
All Data
DIABRA
CH05061772

### Copper Duplicates: Dia Bras Assays


Duplicates Report
Method: ME-ICP41 Analyte: Cu
+/- 10% Precision
Duplicates, Cu, ppm
Originals, Cu, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
DIABRA
CH05061772

### Zinc Duplicates: All Assays


Duplicates Report
Method: ME-ICP41 Analyte: Zn
+/- 10% Precision
Duplicates, Zn, ppm
Originals, Zn, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
All Data
DIABRA
HE05041445

### Zinc Duplicates: Dia Bras Assays


Duplicates Report
Method: ME-ICP41 Analyte: Zn
+/- 10% Precision
Duplicates, Zn, ppm
Originals, Zn, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
DIABRA
HE05041445

Figure 12-1

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***
**Chemex Check Assays**

*August 2005* *Source: ALS Chemex, 2005.*

**Target: 3.24 g/t Au to 3.74 g/t Au**


Quality Control Report
Standard: OXK35 Method: Au-AA23 Analyte: Au
Au, ppm
3.743
3.489
3.235
All Data
DIABRA
HE05041445

**Target: 0.60 g/t Au to 0.70 g/t Au**


Quality Control Report
Standard: OxE21 Method: Au-AA23 Analyte: Au
Au, ppm
0.707
0.651
0.595
All Data
DIABRA
CH05061773

**Target: 52.2 g/t Ag to 64.3 g/t Ag**


Quality Control Report
Standard: Pb-106 Method: ME-ICP41 Analyte: Ag
Ag, ppm
64.48
58.25
52.03
All Data
DIABRA
HE05041446

**Target: 3.0 g/t Ag to 4.1g/t Ag**


Quality Control Report
Standard: G2000 Method: ME-ICP41 Analyte: Ag
Ag, ppm
4.35
3.59
2.83
All Data
DIABRA
HE05041446

Figure 12-2

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***
**Chemex QC Results**

*August 2005* **Source: ALS Chemex, 2005.**

## 12.3 INDEPENDENT SAMPLING BY RPA

For this report, RPA collected seven independent samples, two from underground workings and five samples of diamond drill core to confirm the general level of the Chemex laboratory assays, and had them assayed at SGS Laboratories (SGS) in Don Mills, Ontario. RPA also had the density determinations carried out on these samples at SGS. The RPA samples were taken from the remaining half core from two drill holes, and previously marked underground sample locations. The RPA samples confirmed the presence of copper, zinc, lead and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The average density of the seven samples submitted by RPA is 3.42 g/cc. This is the density used in RPA's resource estimate. Table 12-1 provides the sample description and assay results.

**Table 12-1 RPA Independent Sampling Results**

**Dia Bras Exploration Inc. – Bolivar Mine**

| DDH # | Dia Bras Sample No | RPA Sample No | From (m) | To (m) | Int (m) | % Cu | % Zn | g/t Ag | g/t Au |
|---|---|---|---|---|---|---|---|---|---|
| | | **70818** | | | | **0.64** | **20.53** | **16.7** | **0.11** |
| | | **70819** | | | | **0.54** | **12.30** | **20.1** | **<0.03** |
| DIA-08704 | | **70820** | **43.0** | **44.0** | **1.0** | **5.71** | **27.10** | **51.7** | **<0303** |
| DIA-08704 | 440769 | | 43.0 | 44.0 | 1.0 | 7.50 | 29.80 | 64.0 | 0.067 |
| DIA-08704 | | **70821** | **44.0** | **45.0** | **1.0** | **2.97** | **40.00** | **28.7** | **1.44** |
| DIA-08704 | 440770 | | 44.0 | 45.0 | 1.0 | 3.29 | 36.32 | 21.3 | 0.029 |
| DIA-08604 | | **70822** | **43.0** | **44.0** | **1.0** | **0.21** | **1.85** | **10.4** | **<0.03** |
| DIA-08604 | 441037 | | 43.0 | 44.0 | 1.0 | 0.23 | 2.11 | 13.3 | 0.106 |
| DIA-08604 | | **70823** | **44.0** | **45.0** | **1.0** | **1.37** | **21.14** | **47.4** | **<0.03** |
| DIA-08604 | 441038 | | 44.0 | 45.0 | 1.0 | 1.28 | 21.20 | 54.0 | 0.302 |
| DIA-09004 | | **70824** | **51.0** | **520** | **1.0** | **1.29** | **19.04** | **40.7** | **<0.03** |
| DIA-09004 | 441208 | | 51.0 | 520 | 1.0 | 1.91 | 12.75 | 86.7 | 0.136 |

**Source: Dia Bras, 2005.**
**Note: Samples 70818 is a grab sample from an underground opening of the La Cobriza area and sample 70819 represents *Dia Bras* underground sample No. 440906 on Sublevel 1870 along the Fernandez Trend.**

Table 12-1 shows that the RPA samples confirm the presence of copper, zinc, silver and gold values at similar orders of magnitude as the Chemex laboratory assays. For the five samples with results from both laboratories, the differences are as follows:

- Copper assays: RPA assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the range from 8.7% to

32.5%, with an average of 18.7%, compared with Chemex assays. Only one RPA sample showed a higher copper value (1.37% Cu compared with 1.28% Cu, a difference of 7%) than the Chemex results.

- Zinc assays: Two of the five RPA samples yielded higher zinc values than the Chemex assays by margins of 10% and 49%, and two samples yielded lower values by margins of 9% and 12.3%. One sample had essentially the same value as the Chemex assay.

- Silver assays: RPA assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the range from 12.2% to 53%, with an average of 26.5%, compared with Chemex assays. Only one RPA sample showed a higher silver value (28.7 g/t Ag compared with 21.3 g/t Ag, a difference of 34.7%) than the Chemex results.

- Gold assays: Similar to silver assays, RPA gold assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the order of 100% compared with Chemex assays. Only one RPA sample showed a higher gold value (1.44 g/t Au compared with 0.03 g/t Au, a difference of >100%) than the Chemex results. This is to be expected, especially for low grade gold values.

In RPA's view, the differences in the above values are considered to be due to the variability in metal values between the two halves of the core. RPA also carried out a review of diamond drill logs for a number of holes and cross sections of the Bolivar deposit. RPA considers the drill hole logging and data recording procedures to be in keeping with industry standards.

# 13 MINERAL RESOURCES

## 13.1 GENERAL STATEMENT

For this Report, RPA has reviewed the Mineral Resource estimate of the Bolivar polymetallic deposit, as reported by Dia Bras in March 2005. Based on the drill data, RPA also estimated the Mineral Resources of the Bolivar deposit by constructing a block model of the mineralized zones. The RPA resource estimate is in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

The Mineral Resources are estimated using a cut-off grade of 1% Cu and 6% Zn, as reported by Dia Bras in March 2005 for the Bolivar Mine. Based on current metal prices for copper and zinc, as well as expected metal recoveries, this represents a cut-off grade in the order of 3.4% Cu equivalent (Cu Eq).

## 13.2 DATABASE

The drill core is logged by Dia Bras geologists and information on each hole is compiled containing the lithologic log, descriptive geology, core angles, core diameter, hole inclination and azimuth, percent core recovery record, true thickness calculations and graphic log. The drill hole data are placed in files for each drill hole and stored digitally. Drill hole data, plotted on detailed east-west cross sections (1:500) at approximately 25 m intervals provide the basis for the geological interpretation and estimation of average grades of resource blocks. The underground information is recorded in data books and plotted manually on level plans. All drill core, survey, geological and assay information used for the resource estimate is verified and approved by the Dia Bras geological staff or its internal consultant and maintained as an on-site database.

RPA inspected some of the drill hole files and found them to be in keeping with industry standards. Dia Bras notes that it verifies the database internally, as discussed in a previous section.

### 13.2.1 DENSITY MEASUREMENTS

RPA understands that systematic density measurements are not made on drill core by Dia Bras staff, and the average value used in the Dia Bras Mineral Resource estimate is calculated from the stoichiometric formulae of the mineral constituents and the average grade of the mineralization (Robyn, 2005).

As part of our due diligence, RPA had density determinations carried out on the seven independent samples assayed at the SGS Laboratories. SGS used its CH125 density measurement technique on crushed rock and the procedure was as follows:

- Pouring into a Specific Gravity burette a solution consisting of equal (1:1) parts of $CH_3OH$ and $H_2O$ and bring it to the 48 ml mark.
- Weighing a 5 g sample and adding it to the solution in the burette.
- Mixing the solution well to free air bubbles.
- Washing down the sides of burette with 10 ml of 1:1 $CH_3OH$ : $H_2O$.
- Allowing the solution to settle.
- Measuring and recording the difference in volume.

The density is calculated as: Density = [Sample weight (5 g)] / Displaced Volume

The average density of these seven samples submitted by RPA is 3.42 g/cc, as noted above. This is the density used in RPA's resource estimate.

RPA notes, however, that seven samples are not sufficient to provide a reasonable estimate of the average density of the mineralized rock, especially given the high degree of variation in the average grade in the various mineralized lenses. RPA recommends routine density determinations on drill cote at the Dia Bras' Cieneguita exploration camp or at the Chemex laboratory.

### 13.2.2 ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

All assays used in the Bolivar resource estimate are done at the Chemex laboratory. The procedures for QA/QC of assays are presented, as follows:

- Dia Bras staff insert duplicate samples routinely after every 10th sample.
- In addition, the laboratory check assays are done after every 10th sample.

RPA has reviewed some of the quality assurance/quality control (QA/QC) data generated by the Chemex laboratory and by the Dia Bras exploration staff. RPA is of the opinion that further QA/QC work is required. This would be done by routinely inserting "blank" and "standard" samples with every batch of drill core samples, as discussed under section 12.2 above. RPA recommends the use of two standards, one at a grade of approximately 2% Cu and the other at a grade of approximately 6% Cu. These standards would correspond to the "medium-grade ore" and high-grade ore" respectively. RPA also notes that the head grades of mineralized material treated at the Malpaso mill recently correspond to the grades of these two standards.

## 13.3 RPA MINERAL RESOURCE ESTIMATE

### 13.3.1 DATA VERIFICATION

As part of our independent resource estimate, RPA checked the drill hole database provided by Dia Bras. RPA noted a number of errors in data entry related to drill hole coordinates and elevations. These were corrected prior to building the block model of the deposit. RPA also noted a number of inconsistencies in lithologic logging when comparing lithologic data on nearby drill holes on cross sections. In terms of the assay database, RPA noted no errors in data entry.

### 13.3.2 INDEPENDENT SAMPLING BY RPA

RPA collected a total of seven independent samples from underground workings and diamond drill core to confirm the general level of the Chemex laboratory assays, and had

them assayed at SGS Laboratories (SGS) in Don Mills, Ontario. Results are discussed in a separate section above.

### 13.3.3 GEOLOGICAL INTERPRETATION AND 3D SOLIDS

RPA plotted the drill holes in the Bolivar database on northeast-southwest drill sections at 25 m intervals. RPA reviewed the Dia Bras interpretation of the mineralized zones based on lithology, structural features and assay levels, with a threshold of approximately 1% Cu or 3% Zn. RPA identified at least twenty-five mineralized lenses within the main grid area (Figure 13-1). These mineralized zones occur mostly within two separate areas of semi-massive sulphide mineralization, known as the Rosario and Fernandez trends, and they are situated within altered limestones (skarns) close to contacts with granodiorite.

RPA notes that many of the twenty-five mineralized lenses are essentially the same as the ones identified by Dia Bras staff. RPA also notes that the drill hole spacing and the geological interpretation are adequate to estimate mineral resources.

#### *GEOLOGICAL MODEL*

Mineralization at Bolivar occurs as skarn-type semi-massive to massive sulphide lenses in close proximity to the contact with a granodiorite intrusive body. In general, the orientation of the mineral lenses is also parallel to this lithologic contact. Based on surface drill hole and underground exploration data these mineralized lenses are irregular in shape but oriented en-echelon within the main Rosario Trend. A generalized cross section is shown in Figure 13-2.

#### *WIREFRAME MODELS*

RPA developed 3D solids using Gemcom software from the mineralized zone outlines on the cross sections. RPA constructed 3D wireframe models using 3D wobbly polylines that were snapped on to the drill hole intervals. Polylines were created on cross sections. The polylines were joined together using tie lines. At model extremities, polylines were extrapolated for approximately 25 m beyond the last drill hole intercept.

RPA constructed a significant number of smaller wireframe mineralization models for the discontinuous zones. In general, where the zone is not continuous from one cross section to another - a distance of 25 m - then a polygon (square, rectangle or parallelogram) was constructed with a distance of 12.5 m along strike, i.e. half way to the next section. All wireframe solids were validated to ensure that there were no intersections of solids between different lenses.


La Increible
Fernandez Trend
Bolivar Trend
Lens Colour Legend:
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
25
26
27
17b
18b
30
August 2005

Figure 13-1

Dia Bras Exploration Inc.

*Bolivar Deposit*
*State of Chihuahua, Mexico*

3D View
Showing all Mineralized Lenses


500
400
300
200
1900 m EL
1850 m EL
1800 m EL
1750 m EL
Andesite
Skarn, Marble & Hornfels
(altered limestones)
Granite
Zinc - Copper Zones
Copper Zones
DB04B070
DB04B063
DB04B073
DB04B096
DB04B071
DB04B059
DB04B083
DB04B095
DB04B068
0 10 20 30 40 50
Metres
August 2005

Figure 13-2

Dia Bras Exploration Inc.

*Bolivar Deposit*
*State of Chihuahua, Mexico*

**Generalized Vertical Cross Section**
(Looking North)

*UNIVARIATE STATISTICS*

Statistics for the drill hole data set within the mineralized zones outlined are presented in Table 13-1 and Figures 13-3 and 13-4.

**Table 13-1 Bolivar Deposit, Distribution of Copper and Zinc Assays**

**Dia Bras Exploration Inc. – Bolivar Project**

| Copper Assays | | | | | | Zinc Assays | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Class (%) | | | | | | Class (%) | | | | | |
| From | To | Count | Mean | Freq. (%) | Cum. Freq. (%) | From | To | Count | Mean | Freq. (%) | Cum. Freq. (%) |
| 0 | 0.53 | 501 | 0.196 | 40.9 | 40.9 | 0 | 1.54 | 749 | 0.29 | 61.3 | 61.3 |
| 0.53 | 1.06 | 275 | 0.765 | 22.5 | 63.4 | 1.54 | 3.07 | 167 | 2.25 | 13.7 | 75.0 |
| 1.06 | 1.59 | 156 | 1.310 | 12.7 | 76.1 | 3.07 | 4.61 | 86 | 3.80 | 7.0 | 82.0 |
| 1.59 | 2.11 | 89 | 1.844 | 7.3 | 83.4 | 4.61 | 6.15 | 53 | 5.30 | 4.3 | 86.3 |
| 2.11 | 2.64 | 55 | 2.347 | 4.5 | 87.9 | 6.15 | 7.69 | 36 | 6.71 | 2.9 | 89.2 |
| 2.64 | 3.17 | 32 | 2.896 | 2.6 | 90.5 | 7.69 | 9.23 | 28 | 8.34 | 2.3 | 91.5 |
| 3.17 | 3.70 | 24 | 3.365 | 2.0 | 92.5 | 9.23 | 10.76 | 9 | 9.97 | 0.7 | 92.2 |
| 3.70 | 4.22 | 10 | 3.952 | 0.8 | 93.3 | 10.76 | 12.30 | 16 | 11.68 | 1.3 | 93.5 |
| 4.22 | 4.76 | 11 | 4.520 | 0.9 | 94.2 | 12.30 | 13.84 | 12 | 13.00 | 1.0 | 94.5 |
| 4.76 | 5.28 | 13 | 4.992 | 1.1 | 95.3 | 13.84 | 15.37 | 4 | 14.23 | 0.3 | 95.8 |
| 5.28 | 5.81 | 9 | 5.480 | 0.7 | 96.0 | 15.37 | 16.91 | 11 | 15.91 | 0.9 | 96.7 |
| 5.81 | 6.34 | 8 | 6.119 | 0.7 | 96.7 | 16.91 | 18.45 | 3 | 17.50 | 0.2 | 96.9 |
| 6.34 | 6.87 | 8 | 6.661 | 0.7 | 97.4 | 18.45 | 19.99 | 4 | 18.84 | 0.3 | 97.2 |
| 6.87 | 7.40 | 7 | 7.157 | 0.6 | 97.0 | 19.99 | 21.52 | 7 | 21.04 | 0.6 | 97.8 |
| 7.40 | 7.92 | 6 | 7.650 | 0.5 | 97.5 | 21.52 | 23.06 | 3 | 22.03 | 0.2 | 98.0 |
| 7.92 | 8.45 | 4 | 8.075 | 0.3 | 98.8 | 23.06 | 24.60 | 3 | 23.37 | 0.2 | 98.2 |
| 8.45 | 8.98 | 1 | 8.880 | 0.1 | 98.9 | 24.60 | 26.14 | 2 | 25.80 | 0.2 | 98.4 |
| 8.98 | 9.51 | 3 | 9.267 | 0.2 | 99.1 | 26.14 | 27.67 | 1 | 27.30 | 0.1 | 98.5 |
| 9.51 | 10.04 | 0 | | | | 27.67 | 29.21 | 1 | 28.70 | 0.1 | 98.6 |
| 10.04 | 10.57 | 3 | 10.283 | 0.2 | 99.3 | 29.21 | 30.75 | 8 | 29.91 | 0.7 | 99.3 |
| 10.57 | 11.10 | 2 | 10.900 | 0.2 | 99.5 | 30.75 | 32.28 | 2 | 31.81 | 0.2 | 99.5 |
| 11.10 | 11.62 | 2 | 11.500 | 0.2 | 99.7 | 32.28 | 33.82 | 0 | | | |
| 11.62 | 12.15 | 1 | 11.750 | 0.1 | 99.8 | 33.82 | 35.36 | 5 | 34.57 | 0.4 | 99.9 |
| 12.15 | 12.68 | 1 | 12.500 | 0.1 | 99.9 | 35.36 | 36.90 | 3 | 35.64 | 0.2 | 100.0 |
| 12.68 | 13.21 | 0 | | | | 36.90 | 38.43 | 3 | 38.05 | 0.2 | 100.0 |
| 13.21 | 13.74 | 0 | | | | 38.43 | 39.97 | 0 | | | |
| 13.74 | 14.26 | 0 | | | | 39.97 | 41.51 | 3 | 40.51 | 0.2 | 100.0 |
| 14.26 | 14.79 | 1 | 14.600 | 0.1 | 100.0 | 41.51 | 43.04 | 0 | | | |
| 14.79 | 15.32 | 1 | 14.800 | 0.1 | 100.0 | 43.04 | 44.58 | 2 | 43.93 | 0.2 | 100.0 |
| 15.32 | 15.85 | 1 | 15.850 | 0.1 | 100.0 | 44.58 | 46.12 | 1 | 46.12 | 0.1 | 100.0 |
| **Total** | | **1,222** | | **100.0** | | | | **1,222** | | **100.0** | |

Normal Histogram - Copper Assays Mineralized Lenses

Figure 13-3



431
345
259
172
86
0
Frequency Count
0
1.000
2.000
3.000
4.000
5.000
6.000
7.000
8.000
Cu %


Normal Histogram - Zinc Assays in Mineralized Lenses

Figure 13-4



720
576
432
288
144
0
Frequency Count
0
3.125
6.250
9.375
12.500
15.625
18.750
21.875
25.000
Zn %


**Dia Bras Exploration Inc.**

***Bolivar Deposit***
***State of Chihuahua, Mexico***

**Histogram of Copper and Zinc Assays Values**

### SEARCH STRATEGY AND GRADE INTERPOLATION OF RESOURCE BLOCKS

The resource block is based 2-metre composites of the assay database. A search ellipsoid using a minimum of one and a maximum of ten composites was used to interpolate Cu, Zn, Ag and Au grades into blocks using a single-pass process, and the search ellipse (for each lens) was oriented with a grid north strike along the average dip of the zone, in most cases about 20° to 45° to the northeast. The search ellipsoid used had 50 m radius along strike as well as across strike and 25 m in the down-dip direction. RPA interpolated the block grades by the Inverse distance squared ($1/D^2$) method and block size was 5 m (east-west) by 5 m (north-south) and 2.5 m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone.

### DILUTION

For the resource blocks defined and as described in the previous section, true widths of mineralized zones are diluted to a minimum width of 2.5 m. If the original true width is less than 2.5 m, dilution is added at zero grade.

### BLOCK MODEL VALIDATION

RPA used three methods to validate the block model Mineral Resource estimate. These were:

- Visual inspection and comparison of block grades with composite grades.
- Statistical comparison of composite and block grade distributions.

The results are shown in Table 13-2.

| Table 13-2 Basic Statistics of Different Groups of Assay Data | | | | |
|---|---|---|---|---|
| Dia Bras – Bolivar Deposit | | | | |
| | | | | |
| **Assays in lenses only** | **% Cu** | **% Zn** | **g/t Au** | **g/t Ag** |
| Number of samples | 1,201 | 1,201 | 1,201 | 1,201 |
| Minimum | 0 | 0 | 0 | 0 |
| Maximum | 15.85 | 46.12 | 11.85 | 15,000 |
| Mean | 1.31 | 3.14 | 0.30 | 56.48 |
| Median | 0.706 | 0.569 | 0.10 | 15.00 |
| | | | | |
| **2 m composites** | **% Cu** | **% Zn** | **g/t Au** | **g/t Ag** |
| Number of samples | 669 | 669 | 669 | 669 |
| Minimum | 0 | 0 | 0 | 0 |
| Maximum | 11.60 | 42.94 | 6.00 | 7,679 |
| Mean | 1.28 | 3.08 | 0.29 | 53.20 |
| Median | 0.781 | 1.061 | 0.05 | 18.00 |
| | | | | |
| **2 m composites >1 m** | **% Cu** | **% Zn** | **g/t Au** | **g/t Ag** |
| Number of samples | 656 | 656 | 656 | 656 |
| Minimum | 0 | 0 | 0 | 0 |
| Maximum | 11.60 | 42.94 | 6.00 | 7,679 |
| Mean | 1.27 | 3.01 | 0.29 | 53.56 |
| Median | 0.782 | 0.996 | 0.05 | 18.00 |
| | | | | |
| **Block model** | **% Cu** | **% Zn** | **g/t Au** | **g/t Ag** |
| Number of blocks | 34,292 | 34,292 | 34,292 | 34,292 |
| Minimum | | | | |
| Maximum | 11.6 | 37.81 | 5.13 | 5,985 |
| Mean | 1.21 | 2.33 | 0.34 | 40.14 |
| Median | 0.959 | 0.280 | 0.153 | 21.85 |
| | | | | |

Results in Table 13-2 show that:

- Basic statistics for composites with ≥1 m in length and those for 2 m composites are essentially the same, i.e. there are only 13 composites which are less than 1 m in length. These would be partial composites at the edges of the mineralized intersections and the solids in the block model.

- The average grades (mean) and maximum values of the 2-m composites and of the blocks are very similar, i.e. no spurious values as block grades were created based on the 2-m composites.

- In general, there were no discrepancies in the above validation methods.

RPA therefore concludes that its Bolivar deposit block model is valid, reasonable and appropriate for supporting the Mineral Resource estimate.

### 13.3.4 CUT-OFF GRADE

The resource cut-off grade estimate is based on the break-even grade. This is based on:

- Recent test mining costs at the Bolivar Mine
- Processing costs at the Malpaso plant, and
- Smelter contract with Marc Rich & Co Investment AG.

Based on the above, Dia Bras estimates the US$80 per tonne to be the break-even cost and represent a cut-off grade of 1% Cu and 6% Zn at current prices for these metals (Robyn, 2005).

For the purposes of estimating the resource, RPA has reviewed the Dia Bras cut-off grade based on the approximate prices for copper and zinc, mine production and processing costs and expected recovery in the resource model. RPA has used the copper and zinc recovery factors as reported by Dia Bras. These are based on the recent costs of mining at the Bolivar Mine, and processing costs at the Malpaso mill, for the period February to June, 2005. These are:

- Process plant recovery of 76% for copper and 85% for zinc.

- Concentrate grades: copper concentrate ranging from 25.86% Cu and 8.4% Zn to 29.33% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn, and zinc concentrate ranging from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15%Cu, with an average grade of 57.10% Zn and 2.40% Cu.

- Total direct operating cost (DOC) of US$80 per tonne of mineralized material, including US$16 each (approximate) for mining, processing, development, transportation and for general administration.

- Price of US$1.60 per pound of copper and US$0.58 per pound of zinc.

RPA's estimate of the cut-off grade is presented in Table 13-3 below.

**Table 13-3 Calculation of Cut-off Grade**
**Dia Bras – Bolivar Deposit**

| Item | Cu | Zn |
|---|---|---|
| Mill Recovery (A) | 76% | 85% |
| Smelter ratio (NSR/in situ value) (B) | 68% | 69% |
| Effective recovery (C=A*B) | 52% | 59% |
| Metal Price (US$/lb) | 1.60 | 0.58 |
| Cut-off grade [Cost/(price x recovery)] : lb | 96 lb | 234 lb |
| % | 4.8% | 11.7% |
| Ratio | 1 | 2.4 |
| Say | 1 | 2.5 |

**Note:**
**Effective Recovery (allowing for losses in concentrates, smelter charges, penalties etc.**
**Based on the above, 1% Cu and 6% Zn would be equivalent to 3.4% Cu Eq. (1 + 6/2.5 = 3.4).**

RPA concurs with the Dia Bras cut-off grade estimate, as shown in the calculation above. In RPA's opinion, the Dia Bras cut-off grade is appropriate for estimating Mineral Resources.

### 13.3.5 RPA BLOCK MODEL RESOURCES OF THE BOLIVAR DEPOSIT

Based on our interpretation of the mineralized zones, and using a cut-off grade of 1% Cu and 6% Zn, RPA estimates that the Measured and Indicated Mineral Resources of the Bolivar deposit total some 386,000 tonnes at an average grade of 2.52% Cu, 8.72% Zn, 61.23 g/t Ag and 0.39 g/t Au (Table 13-4). These include approximately 26,700 tonnes of Measured Mineral Resources at an average grade of 1.34% Cu, 7.81% Zn, 31.18 g/t Ag and 0.08 g/t Au, and approximately 360, 000 tonnes of Indicated Mineral resources at an average grade of 2.51% Cu, 8.73% Zn, 61.06 g/t Ag and 0.39 g/t Au. Inferred Mineral Resources totaling approximately 17,000 tonnes at an average grade of 2.44% Cu, 10.26% Zn, 15.83 g/t Ag and 0.03 g/t Au are also estimated to be present within the deposit area. There are areas of higher-grade mineralization within the overall Mineral Resources.

RPA notes that due to the nature of the skarn mineralization (irregular lenses) upon completion of the current drilling program, the tonnage and average grade estimates of these resources would likely change.

### 13.4.4 CLASSIFICATION

RPA has classified the Mineral Resources of the Bolivar deposit into Measured, Indicated, and Inferred categories based on drill hole spacing, assay information from samples collected along underground drifts and cross sections, and apparent continuity of mineralized lenses. The RPA resource classification is in accordance with CIM definitions.

#### *MEASURED MINERAL RESOURCES*

Measured Mineral Resources include the volume of mineralized rock mostly within the detailed drill area and between 1810 Level and 1900 Level (5 m above and below the levels), and from Section Line 0 to Line 11S, where the drill hole spacing is about 12.5 m, and underground sampling has been carried out. These are estimated to be in the order of 26,700 tonnes at an average grade of 1.34% Cu, 7.81% Zn, 31.18 g/t Ag and 0.08 g/t Au (Table 13-4).

#### *INDICATED MINERAL RESOURCES*

Indicated Mineral Resources extend from the Measured Mineral Resources. This is considered at 25 m along strike from the Measured blocks and to a maximum depth of approximately 200 m where spacing of drill holes is in the order of 50 m or less. Indicated Mineral Resources are also assigned to parts of mineral lenses where drill hole spacing is in the order of 50 m and continuity appears to be reasonably well established, and classification as Indicated Mineral Resource is considered to be justified. Almost 90% of the total Mineral Resources are considered to be Indicated Mineral Resources. These are estimated to be in the order of 360,000 tonnes at an average grade of 2.60% Cu, 8.80% Zn, 63.28 g/t Ag and 0.41 g/t Au (Table 13-4). The bulk of the Indicated Mineral Resources are situated in the Rosario part of the deposit, from the surface to about 200 m below the surface. The Fernandez Trend hosts some 25,000 tonnes at an

average grade of 3.18% Cu, 1.78% Zn, 211.67 g/t Ag and 2.69 g/t Au, and the La Increible Zone host some 10,000 tonnes at an average grade of 5.14% Cu, 4.12% Zn, 138 g/t Ag and 0.09 g/t Au.

***INFERRED MINERAL RESOURCES***

Inferred Mineral Resources comprise zones which are defined by drill holes, where the spacing of drill holes is greater than 50 m, for the Rosario Trend. About 4% of the total Mineral Resources are estimated to be Inferred Mineral Resources. These are estimated to be in the order of 17,000 tonnes at an average grade of 2.44% Cu, 10.26% Zn, 15.83 g/t Ag and 0.03 g/t Au (Table 13-4). The bulk of the Inferred Mineral Resources are situated in the Bolivar Norte, Bolivar Noroeste and Bolivar Sur parts of the deposit. Some of the Inferred Mineral Resources also constitute the La Increible part of the deposit.

**Table 13-4 Mineral Resource Estimate at the 1% Cu and 6% Zn Cut-off Grade**

**Dia Bras – Bolivar Deposit**

| Rosario Lenses | Category | Tonnes | Grade | | | |
|---|---|---|---|---|---|---|
| | | | % Cu | % Zn | g/t Ag | g/t Au |
| 5 | Measured | 14,800 | 1.14 | 8.48 | 20.81 | 0.05 |
| 6 | Measured | 500 | 1.15 | 6.25 | 56.67 | 0.09 |
| 7 | Measured | 11,400 | 1.61 | 7.01 | 43.54 | 0.13 |
| **All Rosario Lenses** | **Subtotal Measured** | **26,700** | **1.34** | **7.81** | **31.18** | **0.08** |
| 2 | Indicated | 100 | 3.55 | 0.01 | 24.66 | 0.63 |
| 4 | Indicated | 65,700 | 1.71 | 6.65 | 55.67 | 0.38 |
| 5 | Indicated | 73,100 | 1.93 | 9.92 | 35.67 | 0.08 |
| 6 | Indicated | 22,600 | 3.07 | 4.32 | 62.20 | 0.50 |
| 7 | Indicated | 46,200 | 4.00 | 10.61 | 66.32 | 0.35 |
| 8 | Indicated | 74,200 | 2.91 | 12.20 | 45.65 | 0.10 |
| 9 | Indicated | 14,400 | 1.64 | 11.88 | 46.26 | 0.30 |
| 10 | Indicated | 23,100 | 2.01 | 10.03 | 21.93 | 0.07 |
| 11 | Indicated | 1,600 | 0.54 | 14.05 | 20.00 | 0 |
| 12 | Indicated | 4,200 | 3.55 | 0.02 | 194.00 | 1.75 |
| Fernandez | Indicated | 24,900 | 3.18 | 1.78 | 211.67 | 2.69 |
| **All Lenses** | **Subtotal Indicated** | **350,100** | **2.53** | **8.93** | **61.17** | **0.42** |
| **La Increible** | | | | | | |
| 16 | Indicated | 2,400 | 4.20 | 0.18 | 36.65 | 0.05 |
| 17 | Indicated | 100 | 3.55 | 0.88 | 37.88 | 0.08 |
| 18 | Indicated | 100 | 2.46 | 3.57 | 26.01 | 0 |
| 21 | Indicated | 5,400 | 5.97 | 7.21 | 207.39 | 0.13 |
| 22 | Indicated | 1,800 | 4.14 | 0.32 | 80.74 | 0.05 |
| **La Increible** | **Indicated** | **9,800** | **5.14** | **4.12** | **138.73** | **0.09** |
| **All Lenses** | **Subtotal Indicated** | **359,900** | **2.60** | **8.80** | **63.28** | **0.41** |
| 2 | Inferred | 1,100 | 2.09 | 4.62 | 37.09 | 0.12 |
| 4 | Inferred | 5,900 | 0.16 | 10.01 | 7.90 | 0.02 |
| 6 | Inferred | 600 | 0.73 | 7.12 | 24.64 | 0.16 |
| 7 | Inferred | 7,500 | 2.10 | 14.11 | 21.24 | 0.02 |
| 12 | Inferred | 1,900 | 11.60 | 0.14 | 4.00 | 0 |
| **All Lenses** | **Subtotal Inferred** | **17,000** | **2.44** | **10.26** | **15.83** | **0.03** |

**Note:**

1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cut-off grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb (3.4% Cu.Eq), and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m$^3$.**

# 14 MINERAL PROCESSING AND METALLURGICAL TESTING

## 14.1 MILL PRODUCTION IN 2005

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The production record for the past six months indicates a current monthly rate of approximately 4,500 tonnes.

Run of mine (ROM) ore is hauled by truck from the Bolivar mine area to the railhead at the village of Bahuichivo – a distance of some 54 km - and dumped. It is then transferred onto railcars by front-end loader and transported to a station close to the Malpaso plant - a distance of some 216 km – where it is dumped and stockpiled in front of the primary crusher or dumped directly into the dump hopper feeding the jaw crusher. The hopper is fitted with a stationary grizzly to limit the top size to the crusher. When required, a front-end loader transfers ore from the accumulated stockpile into the hopper. The primary crusher is operated on a three shift per day, seven days per week schedule. The crusher produces a minus 3/8 in. crushed ore product. The crusher discharge conveyor delivers the crushed ore to the ball mill located near the primary crusher via a belt.

The ground ore is transferred to the flotation circuits. First a copper concentrate is prepared, and the discharge from the first circuit is passed onto the second circuit to prepare a zinc concentrate. The two concentrates are then transferred onto separate thickeners and to separate pads for drying. Upon completion of this process, the Cu and Zn concentrates are transferred to the warehouse for shipment to the port of Manzanillo, and then to the smelter.

RPA understands that the "ROM" actually contains three categories of mineralized material; a "high-grade ore"; a "medium-grade ore"; and a "low-grade ore". Daily

production results indicate that the plant treated a relatively "high to medium-grade ore" during the first week of March 2005, and "low to medium-grade ore" was treated in the latter part of March and April 2005.

The production records for the Malpaso Mill for the five months of February through to June 2005 indicate that:

- Some 17,600 tonnes have been mined, and of these approximately 16,000 tonnes of mineralized material have been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15%Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

The mill has ramped up from the initial rate of some 30 tpd to the current approximately 150 tpd and recent operations have demonstrated that the mill is capable of sustaining a rate of approximately 170 tpd. Mill productivity, however, has been limited by mine production, since only test mining is being carried out at the Bolivar Mine. Nevertheless, Dia Bras plans to increase mine and mill production to approximately 300 tonnes per day.

Metallurgical test work for the mineralized zones at Bolivar was done in the Malpaso laboratory. Metallurgical recovery tests, based on the typical operating conditions in the Malpaso mill, indicate an average recovery of 76.29% for the copper, and an average recovery of 84.50% for the zinc, as noted above. RPA notes, however, that a relatively high percentage of the zinc (13.48%) is retained within the copper concentrate, and an average of 3.54% of the copper is retained within the zinc concentrate.

The Malpaso mill laboratory carries out copper and zinc determinations for the head grade of the mineralized material as well as for the copper and zinc concentrates. The procedure for sampling for head grade is as follows:

- Samples of crushed material after passing through the cyclone are collected every half hour.
- A composite sample is prepared for each shift and the copper and zinc content determined by the wet chemical method at the mill laboratory. The assay procedures are provided in the Appendix.
- A daily average of the three determinations is calculated and recorded.

Dia Bras has provided the list of determinations for the period March 1 to April 12, 2005. RPA notes that:

- A considerable amount of the contained copper (average of 4.34% Cu) was left in tailings during the initial period from March 1 to 10, 2005. This situation was rectified and the copper content of the tailings ranges from 0.08% Cu to 0.89% Cu during the latter part of March 2005 and from April 1 to 18, 2005.
- There is poor correlation between the copper head grade and the grade of the copper in the Cu-concentrate. In fact, there is a better correlation between the copper head grade and the grade of the copper in the Zn-concentrate.
- The average grades are arithmetic averages, since detailed tonnages of mineralized material which is treated at the Malpaso Mill are not available at this time. RPA is of the opinion, however, that the weighted average grades would likely be similar to the arithmetic average since daily amounts of material treated at the mill are similar.
- A relatively high percentage of the zinc (13.48%) is retained within the copper concentrate, and a similarly high percentage of the copper (average of 3.54%) is retained within the zinc concentrate.
- The copper and zinc grades in the tailings reflect copper and zinc head grades.

## 14.2 CHECK ASSAYS

Since the RPA site visit to the Malpaso mill Dia Bras has initiated a program of check assays on head grades of mineralized material delivered from the Bolivar Mine as well as

the concentrates and the tailings produced at the mill. Check assays were performed at two laboratories. These were:

- The Ensayes y Representaciones Sociedad Anonima (ERSA) Laboratories in the City of Torreón, State of Coahuila. RPA understands that this laboratory specializes in determining the grade of metal concentrates for the mining industry in Mexico, and Dia Bras currently has the grade of the copper and zinc concentrated determined at ERSA prior to shipping to the smelter.

- The Geoquimica de Mexico Laboratories (Geoquimica) in the City of Chihuahua. RPA understands that this laboratory is well known to the mining industry in Mexico and produces reliable results in lower concentrations (head grades) of mineralized material as well as tailings grade material.

Results are presented in Figures 23-32 to 23-35 (Appendix). Review of the check assay results indicate that:

- In terms of head grades:
  - o The samples treated at the Malpaso mill fall into three groups, which may represent the low-grade, medium-grade and high-grade mineralization encountered at Bolivar, as follows:
    - A group of sample with average grades in the order of 1% Cu to 2% Cu and 6% Zn.
    - A group of sample with average grades in the order of 1.5% Cu to 3% Cu and 10% Zn to 12% Zn.
    - A group of sample with average grades in the order of 2.5% Cu to 3.5% Cu and 10% Zn to 12% Zn.

  - o There is strong positive bias for copper grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-32). The difference in average grades for the month of April ranges from 35.2% to 106.1% with an average difference of almost 70%, i.e. the copper head grades at the Malpaso mill appear to be overestimated.

  - o There is good correlation for zinc grades obtained at the Malpaso mill and those at the ERSA laboratory. The difference in average grades for the month of April ranges from -16.0% to +11.6% with an average difference of 0.54%, i.e. the copper head grades at the Malpaso mill appear to be slightly overestimated.

  - o There is a similar positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 33.3% to 80.0% with an average difference of 61.4%, i.e. the copper head grades at the Malpaso mill appear to be overestimated.

  - There is good correlation for zinc grades obtained at the Malpaso mill and those at the Geoquimica laboratory (Figure 23-32). The difference in average grades for the month of May ranges from -0.5% to -9.2% with an average difference of -5.0%, i.e. the zinc head grades at the Malpaso mill appear to be slightly underestimated.

- In terms of the grades for copper concentrates:
  - The values obtained at the Malpaso mill are essentially the same as at the ERSA laboratory, with a very weak positive bias (1.3%) toward Malpaso. The copper grades of the copper concentrates at the Malpaso mill appear to be reliable.

  - There is a moderate negative bias for zinc grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-33). The difference in average grades for the month of April ranges from -26.5% to +0.25% with an average difference of -10.1%, i.e. the zinc grades of the copper concentrates at the Malpaso mill appear to be somewhat underestimated.

  - There is a strong positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 29.6% to 36.1% with an average difference of almost 34%, i.e. the copper grades of the copper concentrates at the Malpaso mill appear to be overestimated.

  - There is a weak negative bias for zinc grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from -13.2% to +1.3% with an average difference of -3.1%, i.e. the zinc grades of the copper concentrates at the Malpaso mill appear to be slightly underestimated.

- In terms of the grades for zinc concentrates:
  - There is strong positive bias for copper grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-34). The difference in average grades for the month of April ranges from 64.3% to 86.0% with an average difference of 74.2%, i.e. the copper grades of the zinc concentrates at the Malpaso mill appear to be overestimated.

  - There is a moderate negative bias for zinc grades in relation to the Malpaso mill compared with the ERSA laboratory. The difference in average grades for the month of April ranges from -11.9% to +0.3% with an average difference of -9.2%, i.e. the zinc grades of the zinc concentrates at the Malpaso mill appear to be somewhat underestimated.

- There is a similar strong positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 40.5% to 75.1% with an average difference of 64.1%, i.e. the copper grades of the zinc concentrates at the Malpaso mill appear to be overestimated.

- There is a weak negative bias for zinc grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from -2.9% to -6.5% with an average difference of -4.5%, i.e. the zinc grades of the zinc concentrates at the Malpaso mill appear to be slightly underestimated.

- In terms of the grades for the tailings:
  - There is a very strong positive bias for copper grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-35). The difference in average grades for the month of April ranges from -25% to 1,167% with an average difference of almost 525%, i.e. the copper grades of the tailings at the Malpaso mill appear to be overestimated.

  - There is a similar strong positive bias for zinc grades in relation to the Malpaso mill compared with the ERSA laboratory. The difference in average grades for the month of April ranges from almost 21% to 322% with an average difference of 157%, i.e. the zinc grades of the tailings at the Malpaso mill appear to be overestimated.

  - There is a similar strong positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 14.3% to 100% with an average difference of almost 54%, i.e. the copper grades of the tailings at the Malpaso mill appear to be overestimated.

  - There is a moderate positive bias for zinc grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from -11.9% to +47.3% with an average difference of 27.5%, i.e. the zinc grades of the tailings at the Malpaso mill appear to be slightly underestimated.

In summary, the recent check assay results indicate that copper head grades for mineralized rock and tailings at the Malpaso mill are to be overestimated. The copper grades of the copper concentrates appear to be reliable. The zinc head grades also appear to be reliable, but the zinc grades for the copper concentrate are somewhat underestimated. In terms of the zinc concentrate, the copper grades also appear to be overestimated and the zinc grades are somewhat underestimated.

RPA recommends a thorough review of the procedures and instruments used for copper determinations at the Malpaso mill laboratory. It may be necessary that new equipment is required to provide more reliable analytical results for head grades as well as for the copper and zinc concentrates.

# 15 OTHER RELEVANT DATA AND INFORMATION

## 15.1 MINING ACTIVITIES

Currently, Dia Bras is carrying out test mining operations at Bolivar. This includes extracting mineralized material from old stopes, pillars and development drifts along newly discovered zones. Dia Bras reports that statistics of past mining development are as follows:

- Rosario Trend: 680 m of drifting and fourteen raises on three levels and four sublevels, including three stopes.
- Fernandez Trend: 230 m of drifting and thirteen raises on four levels and six sublevels, including one stope.

The recent production is presented in Table 15-1.

**Table 15-1 Mine Production**

**Dia Bras Exploration Inc.-Bolivar Mine**

| Month | Tonnes |
|---|---|
| February | 789 |
| March | 2,734 |
| April | 5,016 |
| May | 5,063 |
| June | 4,039 |
| **Total** | **17,641** |

**Source: Dia Bras, 2005.**

RPA notes that for the five months in 2005 the average production grade gradually decreased from 2.51% Cu and 6.43% Zn in February 2005 to 1.68% Cu and 7.10% Zn in June 2005.

## 15.2 BOLIVAR MINING METHOD

The Bolivar underground mine is developed with four levels and three sublevels driven from four adits at elevations of 1,820 m, 1,848 m, 1,860 m and 1,875 m above the mean sea level on the main Rosario Trend. Additional eight sublevels have been developed along the easterly Fernandez Trend. These are at elevations 1,845 m, 1,845 m, 1,848 m, 1,854 m, 1,869 m, 1,870 m and 1,906 m above the mean sea level. Currently, Dia Bras carries out test mining operations at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier mining operations. Mining operations are fully mechanized. Dia Bras reports that the mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks. Dia Bras intends to develop detailed stope layouts, ventilation plans, and rock stability testing, upon completion of a Scoping Study, presently planned for the fourth quarter of 2005.

During the current mining activities, "ore" is transported from the stopes to the No. 4 adit, where 40-tonne trucks are loaded for haulage out of the mine to the Bahuichivo railhead, a distance of some 54 km, and then by rail to the Malpaso processing plant, some216 kilometres away. The Bolivar shaft provides the necessary ventilation to the mine.

## 15.3 MANPOWER

As of April 15, 2005, the Bolivar Mine and exploration camp at Cieneguita employed 123 people, including temporary contractors, the exploration department, and the Chihuahua office (Banda M., 2005). RPA understands that hourly employees do not belong to any unions.

## 15.4 ENVIRONMENTAL CONSIDERATIONS

RPA has not carried out a review of the environmental aspects related to the Bolivar Project, either at the old Bolivar mine or at the Malpaso mill.

Dia Bras reports that it operates the Bolivar Mine in compliance with all applicable requirements and reports that it has not received any non-compliance orders by regulators. Under the purchase agreement in 2004, Dia Bras has no obligations for environmental damages caused by the operations prior to that date.

Dia Bras also reports that there have been no environmental problems at the Malpaso mill.

## 15.5 SMELTER CONTRACTS

Dia Bras plans that the principal commodities that will be produced at the Malpaso mill (copper and zinc concentrates) will be sold to March Rich & Co. Investment AG (Mar Rich), at prices that are subject to the terms of the two contracts between Dia Bras and Marc Rich. These contracts contain commonly known penalties and treatment charges for excessive deleterious material in the concentrates (Marc Rich, 2005).

# 16 ADJACENT PROPERTIES

There are a number of adjacent properties as defined by NI 43-101, situated around the Bolivar Mine as shown in Figure 16-1. These include:

- Tyler Resources Inc. (Tyler): The Bahuerachi Project, located south of the Bolivar Property, has been explored intermittently by Tyler since 1993 when it was first acquired as a potential heap-leachable near-surface copper oxide deposit. The deposit is hosted by a porphyry complex and the 200 m to 700 m wide mineralization has been outlined over a strike length of some 4,000 m. Three related but distinct domains of mineralization have been recognized within the area described as the main porphyry complex. The first domain consists of low grade, copper mineralization in an enriched oxide blanket within the volcanic and sedimentary rocks hosting the main intrusive complex. The second style of mineralization consists of extensive, high grade breccia and skarn complexes that occur within and on the edges of the main porphyry. The third type of mineralization consists of the low grade, stockwork-type mineralization within the intrusive porphyry itself. Recent exploration results include mineralized intersections of:
    - 0.62% Cu, 1.01% Zn, 2.6 g/t Ag and 0.08 g/t Au over 50 m in Drill Hole BAH-26.
    - 0.72% Cu, 0.39% Zn, 7.8 g/t Ag and 0.05 g/t Au over 97.5 m in Drill Hole 05-RC-18 (Tyler Resources Inc. Press Release of June 9, 2005).

- Exmin Resources Ltd. (Exmin): The Reyna de Oro gold project, a past producer located 29 km west of Batopilas, or some 8 km southwest of the Bolivar deposit, is being explored by Exmin. Epithermal gold mineralization is hosted in a suite of Tertiary andesitic pyroclastic rocks. Mineralization has been traced for more than 1.4 km along strike, and recent results are reported to include drill hole intersections of 0.18 oz/ton Au over 60 ft. (6.17 g/t au over 19.67 m) and 0.40 oz/ton Au over 20 ft. (13.72 g/t Au over 6.56 m) (Exmin Resources Press Release of March 11, 2005 and CCN Matthews News Release of June 27, 2005).


Figure 16-1
Dia Bras Exploration Inc.
Bolivar Property
State of Chihuahua, Mexico
Regional
Mineral Concessions Map
July 2005
Legend:
Dia Bras Concessions
Other companies Concessions
N
0 1 2 3 4 5
Kilometres
3,017,000 m.
3,012,000 m.
3,007,000 m.
3,002,000 m.
2,997,000 N
815,000 E
810,000 E
805,000 E
800,000 E
795,000 E
790,000 E
LA COBRIZA NO. 1
REYNA DEL COBRE
EL TORERO
GABRIELA
EL TOSTON
EL SAUZAL
DIANA DE ORO FRAC. 2
LA BRIGIDA
P.C. #1135
DIANA DE ORO FRAC. 3
LA ESPERANZA
DIANA DE ORO
CARBONERAS
LA NUEVA HERRADURA
LA HERRADURA
P.C. #1135 FRAC.
AMPL. EL PINITO
MEZQUITAL FRACC. 3
ARACELI 2
SANTA MARIA
MARINERA
AMPL. BUENAVISTA
MEZQUITAL FRAC. 2
BUENAVISTA
MEZQUITAL FRAC. 1
MINA NUAVA II
T.L.
EL CUMBRE
LA CHAPARRITA
EL GALLO
VALI FRAC.
SAN JOSE
AMPL. SAN JOSE
VAL
VAL I
MEZQUITAL
EL GALLO
PIEDRAS VERDES
BOLIVAR IV
BOLIVAR III
BOLIVAR
SAN GUILLERMO
LA PLATITA
LA CILICA
DIANA DE ORO FRAC. 1
AQUILON UNO
LA MARAVILLA AURIFERO
AURIFERO NORTE
AMPL. LA CURRITA
LA CASCADA
LA REALIZACION
LUZ DE ORO FRAC. 1
SUSANITA
LA MESA
GLORIA PAN
LA CURRITA
LA PRINCESA
LA ESTRELLA
AMPL. A LA CARIDAD
LA METALICA
LA REYNA DE OROS
LA REYNA DE ORO
LUZ DE ORO
EL ORO Libre
DON CHU
EL ROSARIO
YITO

# 17 EXPLORATION POTENTIAL

The Bolivar Mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration (Figure 8-1). The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128. This intersection is one of the intersections of the No. 2 lens.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

# 18 CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.
- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.
- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.
- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.
- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.
- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.
- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).
- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.
- The prominent structural feature is the north-northwest trending central gully and a 25 m to 175 m wide by up to 2 km m long alteration zone, which is situated on

the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3 m to 14.8% Cu over 1 m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1 m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25 m north of Hole DB05B128. These intersections are situated some 550 m to 600 m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

  - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
  - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

# 19 RECOMMENDATIONS

RPA considers the Bolivar Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.
- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Rosario and Fernandez trends.
- Ground geophysical (magnetometer and IP) surveys to better detect the lithologic contact between the granodiorite intrusive body and the altered sedimentary rocks, as well as to detect potential zones of sulphide mineralization. Since the mineralized lenses are, in general, parallel to this contact, the ground geophysical surveys must be carried out prior to additional surface drilling
- Systematic drill testing of the alteration zone and the mineralized trends east of the central gully. RPA recommends a program in the order of 11,000 m of diamond drilling. This would consist of:
    - Some 2,100 m of diamond drilling (12 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 125 m west of the Bolivar shaft, on sections 1N, 3N, 9N, 11N, 13N and 15N.
    - Some 6,000 m of diamond drilling (34 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 600 m south of the Bolivar shaft, on sections 0, 1S, 3S, 17S, 19S, 21S, 23S, 25S, 27S, 31S, 35S, 39S, 45S, 49S, 51S, 55S and 57S.
    - Underground diamond drilling to better outline the mineralized zones intersected along the Rosario and Fernandez trends. Some 3,000 m of drilling (15 stations with 200 m each) are considered for this phase of the program.
- Scoping Study to assess the economic potential of the Bolivar deposit.

RPA estimates a total budget in the order of $2 million for a two-phase program, as follows:

| **Phase One** | |
|---|---|
| Compilation and conversion of drill hole data into digital format | $40,000 |
| Dewatering and refurbishment of underground workings | $100,000 |
| Surface & underground sampling and assays | $35,000 |
| Ground geophysical (magnetometer and IP) surveys | $50,000 |
| Surface diamond drilling: 8,000 m @$75 | $600,000 |
| Underground exploration drift: 300 m @$1,200 | $360,000 |
| Underground diamond drilling: 3,000 m @$75 | $225,000 |
| Assays and analytical | $200,000 |
| Estimation of Mineral Resources | $35,000 |
| General administration | $240,000 |
| Contingencies | $115,000 |
| **Total** | **$2,000,000** |

RPA notes that the many of the individual items in the above budget (drilling, underground workings, analytical, general administration etc) are based on current costs provided by Dia Bras. RPA also recommends that a Scoping study, as Phase Two work, be carried out upon completion of the recommended drilling program.

# 20 SOURCES OF INFORMATION

Alvarado, A. D., 2003, Topografia en General; Report for Polo y Ron Minerales, S.A. de C.V., December 10, 2003.

Banda, R.M., 2005, Personal Communication.

Carlos, L.P., 2005, Personal Communication.

Consejo de Recursos Minerales, 2004, Determination of Mineralogical Constituents of Bolivar Samples: Work for Dia Bras Mexicana S. de R.L. de C.V., 2004.

Consejo de Recursos Minerales, 1994, Monografia Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2003, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2003, Press Releases, November 2003.

Dia Bras Exploration Inc., 2004, Purchase Agreement with Minera Senda de Plata S.A. de C.V. Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Flores, F.F., 2003, Statement by Notary Public Regarding Legal Status of Dia Bras Mexicana S. de R.L y C.V., December 3, 2003.

Francisco Gold Corp., 2002, Annual Information Form for the Year Ended December 31, 2001; Internal Company Document, May 17, 2002.

Garcia, O.B., 2004, Statement by Notary Public Regarding Legal Status of Sr. Javier Octavio Bencomo Muñoz, July, 9, 2004.

Goodell, P., 2003, Evaluation Report for the Santa Maria & Florida Projects, Batopilas Mining District, State of Chihuahua, Mexico; Report for Dia Bras Exploration Inc., September 2003.

Gosselin, R., 2004, Letter to Sr. Javier Octavio Bencomo Muñoz: Purchase Agreement Between Da Bras Mexicana, S. de R.L. and Sr. Javier Octavio Bencomo Muñoz Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Marc Rich & Co. Investment AG, 2005, Smelter Contracts for Copper and Zinc Concentrates, with Dia Bras Mexicana S. de R.L. de C.V., 2005.

Martinez, V.M.G., 1983, Informe Geológico Prospecto Piedras Verdes, Municipio Urique, Chihuahua; Report for Mr. Bencomo and Minerales Nacionales de Mexico, S.A., January 4, 1983.

McMillan, R.H., 1997, Report on the Santa Maria Gold Property, Batopilas Area, Chihuahua State, Mexico; Report for Lucero Resources Corp., July 5, 1997.

Meyer, C. and Hemley, J.J., 1967, Wall Rock Alteration, *in* Geochemistry of Hydrothermal Ore Deposits, H.L. Barnes (Ed): Holt, Rinehart and Winston, Inc., 1967, pp. 194-196.

Muñoz, E.F., 2005, Legal Status of Dia Bras Exploration Properties in the State of Chihuahua: Personal Communication, June 2005.

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# 21 SIGNATURE PAGE

This report titled "Technical Report on the Bolivar Cu-Zn Project, Mexico" and dated August 28, 2005 was prepared by and signed by the author below:

Dated at Toronto, Ontario
August 28, 2005

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Roscoe Postle Associates Inc.

# 22 CERTIFICATE OF QUALIFICATIONS

## HRAYR AGNERIAN

I, Hrayr Agnerian, M.Sc. (Applied), P.Geo., do hereby certify that:

1. I am the author of this report entitled "Technical Report on the Bolivar Cu-Zn Project, Mexico" and dated August 28, 2005

2. I am a Consulting Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

3. I am a graduate of the American University of Beirut, Lebanon in 1966 with a Bachelor of Science degree in Geology, of the International Centre for Aerial Surveys and Earth Sciences, Delft, the Netherlands, in 1967 with a diploma in Mineral Exploration, and of McGill University, Montréal, Québec, Canada, in 1972 with a Masters of Science degree in Geological Engineering.

4. I am registered as a Professional Geoscientist in the Provinces of Ontario (Reg. No. 0757) and Saskatchewan (Reg. No. 4305), and as a Professional Geologist in the Province of Québec (Reg. No. 302). I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and the Prospectors and Developers Association of Canada, and a Fellow of the Geological Association of Canada.

5. I have worked as a Geologist for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and report as a consultant on more than seventy mining operations and Projects around the world for due diligence and regulatory requirements
   - District Geologist for a Canadian mining company
   - Project/Exploration Geologist for several Canadian exploration companies.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

7. I am responsible for the overall preparation of the Technical Report, including all sections.

8. I visited the Bolivar Mine on September 11, 2004 and again from April 12 to 15, 2005.

9. I have had no prior involvement with the property that is the subject of the Technical Report, other than a previous site visit in September 2004.

10. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11. I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.

12. I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

13. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Dated at Toronto, Ontario
August 28, 2005

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Roscoe Postle Associates Inc.

# 23 APPENDIX

# TABLE BOLIVAR MINE AND NEIGHBURING PROPERTIES, SIGNIFICANT MINERALIZED INTERSECTIONS IN DIAMOND DRILL HOLES BY DIA BRAS (2004 – 2005)

| Hole No. | Grid co-ordinates | | | Hole Orientation | | Intersection | | Average Grade | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Easting | Northing | Elev. (m) | Azimuth (°) | Incl'n. (°) | From (m) | To (m) | % Cu | % Zn | g/t Ag | g/t Au | Target Area |
| DIA-002-03 | 10619.5 | 9915.6 | 1920 | 160 | -65 | 134.0 | 142.5 | 1.36 | 0.15 | 19.3 | 0.08 | R2 |
| DIA-002-03 | 10619.5 | 9915.6 | 1920 | 160 | -65 | 196.0 | 197.0 | 1.18 | 0.06 | 24.6 | 0.91 | R2 |
| DIA-003-03 | 10715.9 | 9839.7 | 2010 | 233 | -65 | 10.0 | 19.0 | 4.91 | 5.38 | 144.0 | 0.10 | R2 |
| DIA-003-03 | 10715.9 | 9839.7 | 2010 | 233 | -65 | 29.0 | 30.0 | 2.39 | 0.25 | 32.8 | 0.03 | R2 |
| DIA-003-03 | 10715.9 | 9839.7 | 2010 | 233 | -65 | 42.0 | 43.0 | 4.87 | 0.25 | 99.2 | 0.05 | R2 |
| DIA-003-03 | 10715.9 | 9839.7 | 2010 | 233 | -65 | 51.0 | 58.0 | 1.15 | 0.27 | 19.5 | 0.00 | R2 |
| DIA-003-03 | 10715.9 | 9839.7 | 2010 | 233 | -65 | 67.0 | 73.0 | 0.84 | 0.12 | 6.5 | 0.00 | R2 |
| DIA-003-03 | 10715.9 | 9839.7 | 2010 | 233 | -65 | 88.0 | 95.0 | 1.95 | 0.06 | 23.3 | 0.04 | R2 |
| DIA-004-03 | 10386.4 | 9401.4 | 1950 | 198 | -60 | 87.0 | 97.0 | 0.62 | 2.57 | 17.2 | 0.03 | R2 |
| DIA-005-03 | 10391.2 | 9404.7 | 2012 | 177 | -70 | 109.0 | 120.0 | 1.28 | 0.02 | 40.6 | 0.07 | R2 |
| DIA-006-03 | 9960.0 | 10329.5 | 1950 | 223 | -65 | 27.0 | 29.0 | 0.37 | 4.51 | 37.3 | 2.53 | R2 |
| DIA-006-03 | 9960.0 | 10329.5 | 1950 | 223 | -65 | 37.0 | 43.0 | 0.80 | 2.23 | 34.6 | 0.23 | R2 |
| DIA-007-03 | 10665.5 | 9780.2 | 2005 | 014 | -70 | 35.0 | 40.0 | 0.98 | 0.35 | 9.6 | 0.02 | R1 |
| DIA-011-03 | 9915.9 | 10253.5 | 1844 | 230 | -60 | 268.0 | 269.0 | 1.93 | 0.11 | 22.5 | 0.19 | R2 |
| DIA-012-03 | 10719.4 | 9844.4 | 2020 | 120 | -70 | 3.0 | 4.0 | 2.17 | 0.01 | 928.0 | 0.27 | R2 |
| DIA-012-03 | 10719.4 | 9844.4 | 2020 | 120 | -70 | 16.0 | 18.0 | 1.92 | 1.17 | 124.0 | 0.03 | R2 |
| DIA-012-03 | 10719.4 | 9844.4 | 2020 | 120 | -70 | 47.0 | 51.0 | 1.08 | 0.13 | 14.8 | 0.01 | R2 |
| DIA-012-03 | 10719.4 | 9844.4 | 2020 | 120 | -70 | 54.0 | 60.0 | 1.12 | 0.91 | 26.7 | 0.02 | R2 |
| DIA-012-03 | 10719.4 | 9844.4 | 2020 | 120 | -70 | 63.0 | 79.0 | 0.97 | 1.16 | 9.6 | 0.02 | R2 |
| DIA-012-03 | 10719.4 | 9844.4 | 2020 | 120 | -70 | 85.0 | 94.0 | 1.83 | 0.60 | 23.3 | 0.04 | R2 |
| DIA-014-03 | 10720.8 | 9844.9 | 2010 | 090 | -60 | 6.0 | 9.0 | 1.18 | 0.02 | 104.0 | 0.10 | R2 |
| DIA-014-03 | 10720.8 | 9844.9 | 2010 | 090 | -60 | 64.0 | 65.0 | 1.35 | 2.15 | 49.5 | 0.03 | R2 |
| DIA-015-03 | 10721.8 | 9846.5 | 2010 | | -90 | 25.0 | 26.0 | 2.38 | 0.18 | 36.3 | 0.02 | R2 |
| DIA-015-03 | 10721.8 | 9846.5 | 2010 | | -90 | 33.0 | 37.0 | 3.00 | 0.34 | 124.2 | 0.08 | R2 |
| DIA-016-04 | 9808.1 | 10188.1 | 1875 | 020 | -60 | 19.0 | 41.0 | 0.35 | 1.60 | 12.5 | | R2 |
| DIA-016-04 | 9808.1 | 10188.1 | 1875 | 020 | -60 | 77.0 | 85.0 | 0.65 | | 44.2 | 2.63 | R2 |
| DIA-016-04 | 9808.1 | 10188.1 | 1875 | 020 | -60 | 103.0 | 110.0 | 0.26 | 1.62 | 30.9 | 0.26 | R2 |
| DIA-018-04 | 9808.1 | 10188.1 | 1875 | 175 | -80 | 6.0 | 19.0 | 0.78 | | 74.4 | 0.80 | R2 |
| DIA-018-04 | 9808.1 | 10188.1 | 1875 | 175 | -80 | 27.0 | 51.0 | 1.60 | | 46.8 | 0.47 | R2 |
| DIA-018-04 | 9808.1 | 10188.1 | 1875 | 175 | -80 | 63.0 | 69.0 | 0.73 | | | 0.73 | R2 |
| DIA-020-04 | 9811.1 | 10191.5 | 1841 | 085 | -65 | 13.0 | 44.0 | 0.36 | 1.58 | 10.2 | | R2 |
| DIA-021-04 | 9809.9 | 10188.6 | 1875 | 140 | -78 | 9.0 | 28.0 | 0.25 | 1.63 | | | R2 |
| DIA-023-04 | 9809.8 | 10190.6 | 1875 | 225 | -65 | 3.0 | 31.0 | 0.42 | 2.33 | 13.6 | 0.11 | R2 |
| DIA-025-04 | 9810.9 | 10190.8 | 1875 | 180 | -50 | 3.0 | 19.0 | 0.23 | 1.92 | 13.6 | 0.08 | R2 |
| DIA-026-04 | 9811.4 | 10190.2 | 1875 | 327 | -62 | 13.0 | 39.0 | 1.10 | 1.35 | 13.0 | 0.50 | R2 |
| DIA-026-04 | 9811.4 | 10190.2 | 1875 | 327 | -62 | 65.0 | 69.0 | 0.50 | | 3.0 | 1.39 | R2 |
| DIA-026-04 | 9811.4 | 10190.2 | 1875 | 327 | -62 | 99.0 | 116.0 | 1.06 | | 18.0 | 1.05 | R2 |
| DIA-026-04 | 9811.4 | 10190.2 | 1875 | 327 | -62 | 129.0 | 144.0 | 0.30 | | 6.0 | 0.06 | R2 |
| DIA-026-04 | 9811.4 | 10190.2 | 1875 | 327 | -62 | 211.0 | 223.0 | 0.90 | | 12.4 | 1.16 | R2 |
| DIA-026-04 | 9811.4 | 10190.2 | 1875 | 327 | -62 | 255.0 | 266.0 | 0.50 | | 8.2 | 0.82 | R2 |
| DIA-029-04 | 9811.4 | 10190.2 | 1875 | 327 | -80 | 11.0 | 44.0 | 0.50 | 0.77 | 15.4 | 0.30 | R2 |
| DIA-031-04 | 9807.4 | 10191.1 | 1875 | 360 | -65 | 15.0 | 35.0 | 0.42 | 1.54 | 10.6 | 0.16 | R2 |
| DIA-032-04 | 9808.0 | 10191.2 | 1875 | 050 | -65 | 11.0 | 28.0 | 0.26 | 2.61 | 10.9 | | R2 |
| DIA-041-04 | 9880.4 | 10017.6 | 1877 | 270 | -54 | 35.0 | 61.0 | 1.34 | 1.16 | 47.0 | 1.04 | R1 |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| DIA-044-04 | 9880.8 | 10017.7 | 1877 | 225 | -55 | 34.0 | 68.0 | 0.78 | 0.44 | 17.0 | 0.60 | R1 |
| DIA-045-04 | 10038.6 | 9793.5 | 1931 | 100 | -47 | 67.0 | 72.0 | 6.31 | 31.63 | 126.0 | 0.08 | R2 |
| DIA-046-04 | 10169.4 | 9752.4 | 1948 | | -90 | 78.0 | 80.0 | 8.07 | 38.15 | 65.4 | 0.17 | R2 |
| DIA-048-04 | 10038.6 | 9793.5 | 1931 | | -90 | 29.0 | 30.0 | 2.18 | 11.80 | 116.0 | 8.70 | R2 |
| DIA-052-04 | 10140.7 | 9774.3 | 1935 | 268 | -48 | 59.8 | 62.4 | 10.40 | 29.50 | 369.0 | 0.76 | R2 |
| DIA-052-04 | 10140.7 | 9774.3 | 1935 | 268 | -48 | 67.0 | 70.0 | 5.92 | 7.69 | | 0.10 | R2 |
| DIA-052-04 | 10140.7 | 9774.3 | 1935 | 268 | -48 | 72.0 | 73.0 | 14.80 | 1.58 | | 0.06 | R2 |
| DIA-052-04 | 10140.7 | 9774.3 | 1935 | 268 | -48 | 81.0 | 83.0 | 1.81 | 11.40 | | 0.06 | R2 |
| DIA-054-04 | 10140.7 | 9774.3 | 1935 | 266 | -60 | 57.0 | 60.0 | 8.33 | 25.63 | 37.0 | 0.07 | R2 |
| DIA-054-04 | 10140.7 | 9774.3 | 1935 | 266 | -60 | 78.0 | 79.0 | 4.85 | 23.50 | 271.0 | 1.62 | R2 |
| DIA-055-04 | 10140.7 | 9774.3 | 1935 | 266 | -75 | 63.0 | 65.0 | 5.11 | 30.29 | 37.4 | 0.15 | R2 |
| DIA-055-04 | 10140.7 | 9774.3 | 1935 | 266 | -75 | 69.0 | 72.0 | 5.50 | 7.75 | 104.0 | 0.89 | R2 |
| DIA-058-04 | 10158.6 | 9974.1 | 1936 | | -90 | 151.0 | 152.0 | 10.25 | 7.31 | 42.0 | 0.08 | R2 |
| DIA-058-04 | 10158.6 | 9974.1 | 1936 | | -90 | 159.0 | 162.0 | 2.90 | 15.85 | 33.0 | 0.07 | R2 |
| DIA-060-04 | 10140.7 | 9774.3 | 1935 | 250 | -50 | 52.2 | 52.8 | 10.25 | 35.45 | 59.7 | 0.17 | R2 |
| DIA-061-04 | 10183.2 | 9988.8 | 1934 | 240 | -60 | 96.0 | 105.0 | 3.60 | 1.32 | 250.5 | 3.16 | R2 |
| DIA-061-04 | 10183.2 | 9988.8 | 1934 | 240 | -60 | 168.8 | 169.8 | 7.16 | 21.90 | 30.3 | 0.06 | R2 |
| DIA-064-04 | 10039.0 | 9924.4 | 1883 | | -90 | 67.0 | 68.0 | 3.96 | 33.89 | 211.0 | 0.78 | R2 |
| DIA-067-04 | 10183.2 | 9988.8 | 1963 | 240 | -70 | 159.0 | 160.0 | 4.02 | 18.45 | 19.3 | 0.06 | R2 |
| DIA-067-04 | 10183.2 | 9988.8 | 1963 | 240 | -70 | 210.0 | 211.0 | 4.49 | 16.50 | 112.0 | 4.65 | R2 |
| DIA-070-04 | 10183.2 | 9988.8 | 1963 | 210 | -50 | 115.0 | 116.0 | 6.48 | 0.04 | 356.0 | 3.28 | R2 |
| DIA-071-04 | 10066.5 | 9858.3 | 1934 | 290 | -67 | 38.0 | 40.0 | 8.32 | 3.06 | 55.4 | 0.15 | R2 |
| DIA-071-04 | 10066.5 | 9858.3 | 1934 | 290 | -67 | 60.0 | 62.0 | 3.70 | 21.25 | 19.4 | 0.04 | R2 |
| DIA-071-04 | 10066.5 | 9858.3 | 1934 | 290 | -67 | 68.0 | 69.0 | 3.41 | 8.50 | 231.0 | 0.43 | R2 |
| DIA-071-04 | 10066.5 | 9858.3 | 1934 | 290 | -67 | 81.0 | 84.0 | 4.32 | 18.90 | 28.0 | 0.07 | R1 |
| DIA-071-04 | 10066.5 | 9858.3 | 1934 | 290 | -67 | 87.0 | 88.0 | 3.22 | 10.35 | 245.0 | 0.87 | R1 |
| DIA-071-04 | 10066.5 | 9858.3 | 1934 | 290 | -67 | 93.0 | 96.0 | 2.40 | 18.10 | 84.8 | 0.45 | R1 |
| DIA-072-04 | 10149.8 | 9850.7 | 1980 | | -90 | 133.5 | 136.4 | 7.26 | 38.80 | 124.8 | 0.59 | R2 |
| DIA-074-04 | 10067.9 | 9861.0 | 1934 | | -90 | 43.0 | 44.0 | 4.30 | 22.32 | 50.0 | 0.03 | R2 |
| DIA-077-04 | 9883.5 | 9988.0 | 1879 | 065 | -70 | 71.0 | 72.0 | 0.46 | 18.50 | 9.9 | 0.03 | R2 |
| DIA-079-04 | 9883.5 | 9988.0 | 1879 | 090 | -70 | 13.6 | 16.0 | 0.17 | 17.13 | 6.2 | 0.02 | R2 |
| DIA-083-04 | 10037.6 | 9868.5 | 1915 | 270 | -70 | 18.2 | 23.0 | 4.49 | 1.74 | 33.0 | 0.06 | R1 |
| DIA-083-04 | 10037.6 | 9868.5 | 1915 | 270 | -70 | 28.0 | 31.0 | 2.13 | 7.82 | 19.8 | | R1 |
| DIA-085-04 | 10026.2 | 9838.4 | 1919 | | -90 | 22.0 | 23.0 | 5.62 | 2.50 | 35.1 | 0.07 | R2 |
| DIA-085-04 | 10026.2 | 9838.4 | 1919 | | -90 | 91.0 | 92.0 | 6.83 | 0.01 | 50.6 | 1.12 | R2 |
| DIA-086-04 | 10046.5 | 9826.0 | 1932 | | -90 | 6.5 | 8.5 | 0.77 | 13.10 | 39.6 | 0.18 | R2 |
| DIA-086-04 | 10046.5 | 9826.0 | 1932 | | -90 | 44.0 | 45.0 | 1.28 | 21.20 | 54.0 | 0.30 | R2 |
| DIA-086-04 | 10046.5 | 9826.0 | 1932 | | -90 | 51.0 | 53.0 | 0.51 | 5.37 | 42.3 | 0.18 | R2 |
| DIA-086-04 | 10046.5 | 9826.0 | 1932 | | -90 | 73.0 | 74.0 | 0.93 | 13.80 | 9.0 | 0.02 | R2 |
| DIA-090-04 | 10023.7 | 9810.0 | 1927 | 240 | -75 | 33.0 | 43.0 | 0.88 | 3.48 | 11.9 | 0.01 | R2 |
| DIA-090-04 | 10023.7 | 9810.0 | 1927 | 240 | -75 | 47.0 | 53.0 | 1.06 | 12.07 | 32.5 | 0.10 | R2 |
| DIA-090-04 | 10023.7 | 9810.0 | 1927 | 240 | -75 | 56.0 | 58.0 | 0.16 | 2.25 | 8.3 | 0.15 | R2 |
| DIA-091-04 | 10023.7 | 9810.0 | 1927 | 180 | -70 | 18.0 | 55.0 | 1.66 | 4.92 | 28.0 | 0.10 | R2 |
| DIA-092-04 | 10005.7 | 9802.1 | 1924 | | -90 | 6.0 | 7.0 | 0.92 | 3.54 | 17.6 | 0.03 | R2 |
| DIA-092-04 | 10005.7 | 9802.1 | 1924 | | -90 | 9.0 | 15.0 | 4.24 | 6.19 | 45.9 | 0.05 | R2 |
| DIA-092-04 | 10005.7 | 9802.1 | 1924 | | -90 | 36.0 | 42.0 | 2.63 | 7.83 | 45.5 | 0.28 | R1 |
| DIA-093-04 | 10024.5 | 9781.3 | 1927 | | -90 | 9.0 | 10.0 | 0.48 | 2.45 | 7.0 | 0.01 | R2 |
| DIA-093-04 | 10024.5 | 9781.3 | 1927 | | -90 | 33.0 | 38.0 | 3.04 | 5.98 | 62.7 | 0.11 | R2 |
| DIA-093-04 | 10024.5 | 9781.3 | 1927 | | -90 | 41.0 | 46.0 | 1.09 | 9.65 | 52.4 | 0.08 | R2 |
| DIA-094-04 | 10191.9 | 9793.3 | 1927 | 240 | -60 | 103.5 | 105.5 | 2.49 | 14.80 | 164.7 | 0.19 | R2 |
| DIA-095-04 | 10069.3 | 9895.3 | 1930 | 240 | -60 | 3.0 | 6.0 | 0.12 | 2.75 | 5.8 | 0.03 | R2 |
| DIA-095-04 | 10069.3 | 9895.3 | 1930 | 240 | -60 | 11.0 | 14.0 | 0.09 | 0.80 | 3.7 | 0.06 | R2 |
| DIA-095-04 | 10069.3 | 9895.3 | 1930 | 240 | -60 | 38.0 | 39.0 | 0.02 | 8.26 | 3.5 | 0.02 | R2 |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| DIA-095-04 | 10069.3 | 9895.3 | 1930 | 240 | -60 | 49.0 | 54.0 | 2.41 | 1.64 | 31.6 | 0.02 | R2 |
| DIA-095-04 | 10069.3 | 9895.3 | 1930 | 240 | -60 | 114.0 | 117.0 | 0.35 | 1.91 | 17.4 | 0.03 | R2 |
| DIA-096-04 | 10070.1 | 9895.7 | 1930 | 240 | -80 | 6.0 | 9.0 | .74 | 1.42 | 16.7 | 0.04 | R2 |
| DIA-096-04 | 10070.1 | 9895.7 | 1930 | 240 | -80 | 46.0 | 49.0 | 0.95 | 0.96 | 9.1 | 0.04 | R2 |
| DIA-096-04 | 10070.1 | 9895.7 | 1930 | 240 | -80 | 62.0 | 64.0 | 1.10 | 8.32 | 14.4 | 0.02 | R2 |
| DIA-096-04 | 10070.1 | 9895.7 | 1930 | 240 | -80 | 73.0 | 74.0 | 0.24 | 3.61 | 6.7 | 0.02 | R2 |
| DIA-096-04 | 10070.1 | 9895.7 | 1930 | 240 | -80 | 83.0 | 89.0 | 0.70 | 4.98 | 25.3 | 0.03 | R2 |
| DIA-097-04 | 10070.0 | 9878.8 | 1931 | | -90 | 60.0 | 63.0 | 2.31 | 5.64 | 31.5 | 0.09 | R2 |
| DIA-097-04 | 10070.0 | 9878.8 | 1931 | | -90 | 109.0 | 112.0 | 0.33 | 2.15 | 19.9 | 0.19 | R2 |
| DIA-098-04 | 10212.1 | 9909.6 | 2019 | | -90 | 137.0 | 138.0 | 0.24 | 2.17 | 27.4 | 0.27 | R2 |
| DIA-098-04 | 10212.1 | 9909.6 | 2019 | | -90 | 215.0 | 218.0 | 3.26 | 6.08 | 12.8 | 0.02 | R2 |
| DIA-100-04 | 10107.5 | 9757.5 | 1929 | 240 | -80 | 35.0 | 38.0 | 0.05 | 3.68 | 3.5 | 0.02 | R2 |
| DIA-101-04 | 10212.1 | 9757.5 | 2019 | 240 | -65 | 197.0 | 198.0 | 1.93 | 23.40 | 28.5 | 0.02 | R2 |
| DIA-102-04 | 10264.3 | 9821.0 | 1966.5 | | -90 | 135.0 | 136.0 | 0.54 | 14.05 | 20.3 | 0.04 | R2 |
| DIA-102-04 | 10264.3 | 9821.0 | 1966.5 | | -90 | 148.6 | 153.6 | 0.88 | 8.13 | 49.9 | 0.19 | R2 |
| DIA-102-04 | 10264.3 | 9821.0 | 1966.5 | | -90 | 166.6 | 174.6 | 0.84 | 10.72 | 58.7 | 0.43 | R2 |
| DIA-102-04 | 10264.3 | 9821.0 | 1966.5 | | -90 | 177.5 | 179.9 | 0.31 | 14.16 | 7.8 | 0.01 | R2 |
| DIA-103-04 | 10273.1 | 9874.9 | 1999.2 | | -90 | 130.5 | 139.5 | 0.51 | 3.20 | 18.8 | 0.28 | R2 |
| DIA-107-04 | 10103.1 | 9815.6 | 1953.3 | 240 | -60 | 82.0 | 83.0 | 4.24 | 19.70 | 44.7 | 0.11 | R2 |
| DIA-107-04 | 10103.1 | 9815.6 | 1953.3 | 240 | -60 | 124.0 | 128.0 | 0.80 | 8.28 | 19.1 | 1.16 | R2 |
| DIA-108-05 | 10152.4 | 9596.8 | 1995.3 | | -90 | 263.0 | 266.0 | 0.02 | 5.65 | 1.3 | 0.01 | R1 |

**Note: R1: Rosario Lower Package (Cu Zone).**
**R2: Rosario Upper Package (Zn-Cu Zone).**
**Source: Dia Bras, 2005.**

# SAMPLE PREPARATION AND ASSAY QUALITY CONTROL/QUALITY ASSURANCE PROCEDURES AT CHEMEX LABORATORIES

*SAMPLE PREPARATION QUALITY SPECIFICATIONS*

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

- Crushing
  > 70% of the crushed sample passes through a 2 mm screen
- Ringing
  > 85% of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh)

*ANALYTICAL QUALITY CONTROL - BLANKS, REFERENCE MATERIALS AND DUPLICATES*

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

| Rack Size | Methods | Quality Control Sample Allocation |
|---|---|---|
| 20 | Specialty methods including specific gravity, bulk density, and acid insolubility | 2 standards, 1 duplicate, 1 blank |
| 28 | Specialty fire assay, assay-grade, umpire and concentrate methods | 1 standard, 1 duplicate, 1 blank |
| 39 | XRF methods | 2 standards, 1 duplicate, 1 blank |
| 40 | Regular AAS, ICP-AES and ICP-MS methods | 2 standards, 1 duplicate, 1 blank |
| 84 | Regular fire assay methods | 2 standards, 3 duplicates, 1 blank |

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

***SAMPLE PREPARATION PACKAGE – PREP-31***
***STANDARD SAMPLE PREPARATION: DRY, CRUSH, SPLIT AND PULVERIZE***

Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

| ALS Chemex Method Code | Description |
|---|---|
| LOG-22 | Sample is logged in tracking system and a bar code label is attached. |
| CRU-31 | Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm. |
| SPL-21 | Split sample using riffle splitter. |
| PUL-31 | A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns. |

*FIRE ASSAY PROCEDURE – AU-AA23 AND AU-AA24*
*FIRE ASSAY FUSION*

**Sample Decomposition:** Fire Assay Fusion
**Analytical Method:** Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested for ½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized (distilled?) water, homogenized and then analyzed by atomic absorption spectrometry.

**International Units:**

| Routine Code | Rush Code | Element | Sample Weight (g) | Symbol | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|
| 983 | 991 | Gold | 30 | Au | 5 ppb | 10,000 ppb |
| 99 | 1091 | Gold | 30 | Au | 0.005 ppm | 10 ppm |
| 494 | 1209 | Gold | 30 | Au | 0.005 g/t | 10 g/t |
| 3583 | | Gold | 50 | Au | 5 ppb | 10,000 ppb |
| 3584 | | Gold | 50 | Au | 0.005 ppm | 10 ppm |
| 3594 | | Gold | 50 | Au | 0.005 g/t | 10 g/t |

**American/English Units:**

| Routine Code | Rush Code | Element | Sample Weight (g) | Symbol | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|
| 877 | 1977 | Gold | 30 | Au | 0.0002 oz/ton | 0.3 oz/ton |

***ASSAY PROCEDURE – ME-AA46***

***EVALUATION OF ORES AND HIGH GRADE MATERIALS BY AQUA REGIA DIGESTION – AAS***

**Sample Decomposition:** Aqua Regia Digestion
**Analytical Method:** Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized (distilled?) water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

| ALS Chemex Method Code | Element | Symbol | Detection Limit | Upper Limit | Units |
|---|---|---|---|---|---|
| As-AA46 | Arsenic | As | 0.01 | 30 | % |
| Bi-AA46 | Bismuth | Bi | 0.001 | 30 | % |
| Cd-AA46 | Cadmium | Cd | 0.001 | 10 | % |
| Co-AA46 | Cobalt | Co | 0.01 | 50 | % |
| Cu-AA46 | Copper | Cu | 0.01 | 50 | % |
| Fe-AA46 | Iron | Fe | 0.01 | 30 | % |
| Pb-AA46 | Lead | Pb | 0.01 | 30 | % |
| Mo-AA46 | Molybdenum | Mo | 0.001 | 10 | % |
| Mn-AA46 | Manganese | Mn | 0.01 | 50 | % |
| Ni-AA46 | Nickel | Ni | 0.01 | 50 | % |
| Ag-AA46 | Silver | Ag | 1.0 | 1500 | ppm |
| Zn-AA46 | Zinc | Zn | 0.01 | 30 | % |

***GEOCHEMICAL PROCEDURE – ME-AA45***
***ATOMIC ABSORPTION SPECTROSCOPY – AQUA REGIA DIGESTION***

**Sample Decomposition:** Nitric Aqua Regia Digestion
**Analytical Method:** Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 ml with demineralized (distilled?) water, mixed and analyzed by atomic absorption spectrometry. The elements arsenic, cadmium, cobalt, indium, lead, nickel, and silver are background corrected.

| ALS Chemex Method Code | Element | Symbol | Detection Limit | Upper Limit | Units |
|---|---|---|---|---|---|
| Ag-AA45 | Silver | Ag | 0.2 | 100 | ppm |
| As-AA45 | Arsenic | As | 1 | 10,000 | ppm |
| Cd-AA45 | Cadmium | Cd | 0.1 | 200 | ppm |
| Co-AA45 | Cobalt | Co | 1 | 10,000 | ppm |
| Cu-AA45 | Copper | Cu | 1 | 10,000 | ppm |
| Fe-AA45 | Iron | Fe | 0.01 | 15 | % |
| Mn-AA45 | Manganese | Mn | 5 | 10,000 | ppm |
| Mo-AA45 | Molybdenum | Mo | 1 | 10,000 | ppm |
| Ni-AA45 | Nickel | Ni | 1 | 10,000 | ppm |
| Pb-AA45 | Lead | Pb | 1 | 10,000 | ppm |
| Sb-AA45 | Antimony | Sb | 5 | 10,000 | ppm |
| Zn-AA45 | Zinc | Zn | 1 | 10,000 | ppm |


Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Detailed Geology &
Previous Underground Sampling
Figure 23-1
August 2005
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.
Legend:
Overburden
Andesite
Area of fraction
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite (chloritized, epidotized, silicified) with disseminated Fe, Cu, Zn
Road
Adit
U / G Workings
Line of Section (see figure 9)
0 2 4 6 8 10
Metres
10,020 N
10,000 N
10,020 E
10,000 E
9,980 E
B
B'

## Vertical Cross Section B - B'
## View Looking NW


Elevation
m.a.s.l.
2125
2120
2115
2110
2105
2100
2095
2090
2085
2080
2075
2070
Zone of fracturing
Altered Andesite
Trace of bedding plane
Area of 1% x m copper mineralization
0
5
10
15
20
25
Metres

*After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.*

Figure 23-2

**Legend:**

- *Overburden*
- *Andesite: In places altered(chloritized, epidotized, silicified) with disseminated Fe, Cu, Zn.*
- *Area of 1% x m copper mineralization indicatd from old underground sampling.*
- *Area of underground working.*

*August 2005*

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**La Increible Mine**
**Vertical Cross Section B-B'**

| Sample | Width(m) | Au (g/t) | Ag (g/t) | Pb (%) | Cu (%) | Zn (%) |
|---|---|---|---|---|---|---|
| | 1.70 | | | | | |
| | 1.70 | 0.00 | N/A | 0.1 | 0.5 | 0.1 |
| 324 | 2.00 | 0.38 | 116 | 0.2 | 6.2 | 0.1 |
| 325 | 2.00 | | | | | |
| 326 | 2.00 | 0.23 | 30 | 0.3 | 4.0 | 0.3 |
| 327 | 1.80 | 0.30 | 38 | 0.3 | 4.5 | 0.2 |
| 328 | 2.00 | 0.30 | 45 | 0.3 | 4.5 | 0.1 |
| 329 | 1.80 | 0.16 | 15 | 0.3 | 0.1 | 0.3 |
| 330 | 1.80 | 0.15 | 37 | 0.3 | 0.5 | 0.2 |
| 331 | 1.80 | 0.30 | 39 | 0.2 | 0.5 | 0.1 |
| 332 | 1.80 | 0.25 | 16 | 0.2 | 0.1 | 0.1 |
| 333 | 1.80 | 0.13 | 27 | 0.3 | 0.4 | 0.1 |
| 334 | 1.80 | 0.10 | 13 | 0.4 | 0.4 | 0.1 |
| 335 | 1.80 | 0.12 | 34 | 0.3 | 3.0 | 0.1 |
| 336 | 1.80 | 0.11 | 10 | 0.2 | 0.1 | 0.1 |
| 337 | 1.80 | 0.30 | 40 | 0.3 | 3.6 | 0.2 |
| 338 | 1.80 | 0.40 | 246 | 0.3 | 2.2 | 0.4 |
| 339 | 1.80 | 0.35 | 52 | 0.2 | 6.3 | 0.2 |
| 340 | 1.80 | 0.20 | 22 | 0.2 | 1.5 | 0.2 |
| 341 | 2.00 | 0.12 | 35 | 0.3 | 0.2 | 0.1 |
| 342 | 2.00 | 0.08 | 13 | 0.2 | 0.6 | 0.1 |
| 343 | 1.80 | 0.30 | 34 | 0.2 | 4.0 | 0.1 |
| 344 | 2.00 | 4.35 | 37 | 0.3 | 3.7 | 0.1 |
| 345 | 1.80 | 0.15 | 19 | 0.2 | 2.0 | 0.1 |
| 346 | 2.00 | 0.18 | 18 | 0.3 | 2.1 | 0.2 |
| 347 | 2.00 | 0.18 | 24 | 0.1 | 3.7 | 0.2 |
| 348 | 2.00 | 0.24 | 84 | 0.2 | 9.3 | 0.1 |
| 349 | 2.00 | 5.00 | 65 | 0.2 | 8.1 | 0.1 |
| 350 | 2.00 | 0.08 | 21 | 0.2 | 1.8 | 0.1 |
| 351 | 2.00 | 0.12 | 20 | 0.3 | 1.7 | 0.1 |
| 352 | 2.00 | 0.00 | 4 | 0.2 | 0.1 | 0.1 |
| 353 | 2.00 | 0.00 | 5 | 0.1 | 0.1 | 0.1 |
| 354 | 1.80 | 0.10 | 24 | 0.2 | 3.2 | 0.1 |
| 355 | 1.80 | 0.12 | 60 | 0.2 | 4.5 | 0.1 |


N
Skarn
Sph
Cpy
Sph
Cpy
Cpy (Tr)
353
352
351
350
354
355
72°
72°
329
328
327
326
330
336
337
335
334
333
332
331
325
324
323
322
341
342
338
339
340
343
344
345
346
347
348
349
Cpy
Sph
Cpy
Sph
Cpy
Sph
Malachite
Ca Zn
0 5 10 15 20
Metres

**Legend:**

- Old Underground Workings
- Shaft or Pit
- Drillhole
- Creek
- 350 Surface Sample
- Area of >2% Cu
- Fault
- Garnetferous Skarn
- Malachite
- Chalcopyrite & Sphalerite
- 336 Underground Channel Sample

Figure 23-3

**Dia Bras Exploration Inc.**

***Bolivar Project***
***State of Chihuahua, Mexico***

**La Increible Mine**
**Underground Sampling 1**

*August 2005*

*After Nofrieta, 1989*

| Sample | Width(m) | Au (g/t) | Ag (g/t) | Pb (%) | Cu (%) | Zn (%) |
|---|---|---|---|---|---|---|
| 356 | | 0.00 | 16 | 0.3 | 0.1 | 46.0 |
| 357 | | 0.00 | 5 | 0.2 | 0.2 | 0.3 |
| 358 | | 0.05 | 6 | 0.2 | 0.1 | 0.7 |
| 359 | | 0.04 | 50 | 0.2 | 1.6 | 3.7 |
| 1356 | 1.50 | 0.25 | 96 | 0.7 | 2.8 | 1.4 |
| 1357 | 1.50 | 0.20 | 80 | 0.4 | 7.6 | 6.1 |
| 1358 | 1.10 | 0.16 | 34 | 0.4 | 7.1 | 35.4 |
| 1359 | 1.50 | 0.12 | 17 | 0.9 | 1.8 | 4.7 |
| 1360 | 1.10 | 0.13 | 15 | 0.5 | 1.2 | 28.8 |
| 1361 | 1.60 | 0.00 | N/A | 0.4 | 0.3 | 0.8 |
| 1362 | 0.90 | 0.10 | 14 | 0.3 | 0.1 | 1.2 |
| 1363 | 1.00 | 0.00 | N/A | 0.3 | 0.1 | 0.7 |
| 376 | 1.00 | N/A | 7 | 0.4 | N/A | 5.3 |
| 390 | 1.50 | N/A | 15 | 0.5 | 0.6 | 11.7 |
| 391 | 1.20 | 0.00 | N/A | 0.3 | 0.5 | 14.5 |


N
1358
1357
1356
1361
1359
1360
1362
1363
Garnetiferous Skarn
Cpy
Sph
359
Iron oxides
Massive Sphalerite
357
358
356
Massive Sphalerite
Marble
(altered limestone)
390
Copper
oxides
Massive
Sphalerite
376
391
Skarn
Malachite

Figure 23-4

**Legend:**

- Old Underground Workings
- Channel Sample (336)
- Area of >2% Cu
- Garnetiferous Skarn
- Malachite
- Chalcopyrite & Sphalerite
- Limestone

**Dia Bras Exploration Inc.**

*Bolivar Project*
*State of Chihuahua, Mexico*

**La Increible Mine**
**Underground Sampling 2**

*August 2005* *After Nofrieta, 1989*


Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Areas of Copper Mineralization
Outlined From Underground Sampling
August 2005
Figure 23-5
0 2 4 6 8 10
Metres
N
Legend:
Areas of Copper Mineralization
≥15% x m
≥10% x m to <15% x m
≥5% x m to <10% x m
≥1% x m to <5% x m
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite
(chloritized, epidotized, silicified)
with disseminated Fe, Cu, Zn
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.
Line of Section
(see figure 9)
Road
Adit
Overburden
Andesite
Area of fraction
U/G Workings
10,020 N
10,000 N
10,020 E
10,000 E
9,980 E


Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Areas of Copper Mineralization
Outlined From Surface Sampling
Figure 23-6
August 2005
Metres
0 2 4 6 8 10
N
Legend:
Areas of Mineralization
Area of 1% Cu x m Mineralization
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite (chloritized, epidotized, silicified) with disseminated Fe, Cu, Zn
Road
Adit
Overburden
Andesite
Area of fraction
U / G Workings
Line of Section
(see figure 9)
B
B'
10,020 N
10,000 N
10,020 E
10,000 E
9,980 E
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.


Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Areas of Zinc Mineralization
Outlined From Surface Sampling
Figure 23-7
0 2 4 6 8 10
Metres
August 2005
Area of altered andesite (chloritized, epidotized, silicified) with disseminated Fe, Cu, Zn
Legend:
Areas of Zinc Mineralization
≥10% x m
≥5% x m to <10% x m
≥1% x m to <5% x m
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Line of Section
( see figure 9 )
U / G Workings
Road
Adit
Overburden
Andesite
Area of fraction
10,020 N
10,000 N
10,020 E
10,000 E
9,980 E
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-8
Dia Bras Mexicana
Bolivar Project
Planview 1900L
Block Model CuEq Grades


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-9
Dia Bras Mexicana
Bolivar Project
Planview 1890L
Block Model CuEq Grades



10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E


RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-10**
**Dia Bras Mexicana**
**Bolivar Project**
**Planview 1880L**
**Block Model CuEq Grades**


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-11**
**Dia Bras Mexicana**
**Bolivar Project**
**Planview 1870L**
**Block Model CuEq Grades**


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-12**
**Dia Bras Mexicana**
**Bolivar Project**
**Planview 1860L**
**Block Model CuEq Grades**


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-13**
**Dia Bras Mexicana**
**Bolivar Project**
**Planview 1850L**
**Block Model CuEq Grades**


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-14
Dia Bras Mexicana
Bolivar Project
Planview 1840L
Block Model CuEq Grades


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-15**
**Dia Bras Mexicana**
**Bolivar Project**
**Planview 1830L**
**Block Model CuEq Grades**


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-16**
**Dia Bras Mexicana**
**Bolivar Project**
**Planview 1820L**
**Block Model CuEq Grades**


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-17
Dia Bras Mexicana
Bolivar Project
Planview 1810L
Block Model CuEq Grades


Figure 23-18
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 27N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B026
DB04B
DB04
-25
0
25
50
75
100


Figure 23-19
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 25N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB04B006B
DB04B016
DB04B030
DB04B031
DB04B037
DB04B026
-25
0
25
50
75
100
600
500
400
300
200
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


Figure 23-20
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 23N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB04B009
DB04B006B
DB04B034
DB04B006A
DB04B016
DB04B031
DB04B026
2000 Elev
1900 Elev
1800 Elev
1700 Elev
600
500
400
300
200
100
-25 0 25 50 75 100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


Figure 23-21
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 21N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-25
0
25
50
75
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B009
DB04B032
DB04B016
DB04B031
DB04B026


DB04B036
DB04B013
DB04B020
DB04B021
DB04B018
2000 Elev
1900 Elev
1800 Elev
1700 Elev
600
500
400
300
200
100
-25 0 25 50 75 100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-22
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 19N
Block Model CuEq Grades



Figure 23-23
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 17N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B036
DB04B026
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


Figure 23-24
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 7N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB04B041
-25 0 25 50 75 100
100
200
300
400
500
600
2000 Elev
1900 Elev
1800 Elev
1700 Elev


2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B081
DB04B082
DB04B044
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-25
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 5N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B044
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-26
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 3N
Block Model CuEq Grades


Figure 23-27
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 00
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B056
DB04B077
DB04B079
-25
0
25
50
75
100


Figure 23-28
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 1-S
Block Model CuEq Grades
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB04B053
DB04B056
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


Figure 23-29
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 3-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
2000 Elev
1900 Elev
1800 Elev
1700 Elev


Figure 23-30
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 5-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
400
500
600
-25
0
25
50
75
100
DB04B065
DB04B063
DB04B066
DB04B068



DB04B058
DB04B070
DB04B065
DB04B066
DB04B067
DB04B063
DB04B061
DB04B068
DB04B059
2000 Elev
1900 Elev
1800 Elev
1700 Elev
600
500
400
300
200
100
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

**Figure 23-31**
**Dia Bras Exploration Inc.**
**Bolivar Project**
**Vertical Section 7-S**
**Block Model CuEq Grades**


Figure 23-32
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 9-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB04B063
DB04B070
DB04B073
DB04B096
DB04B071
DB04B068
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


Figure 23-33
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 11-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB05B131
DB04B070
DB04B073
DB04B076
DB04B097
DB04B074
DB04B078
DB04B085
DB04B068


DB04B098
DB04B101
DB04B070
DB04B086
DB04B059
DB05B145
DB05B144
DB05B137
DB04B087
DB04B092
DB04B090
DB04B089
DB04B047
2000 Elev
1900 Elev
1800 Elev
1700 Elev
600
500
400
300
200
100
-25 0 25 50 75 100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-34
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 13-S
Block Model CuEq Grades


Figure 23-35
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 15-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B051
DB04B072
DB04B080
DB05B144
DB04B069
DB04B048
DB05B141
DB05B143
DB04B093
DB04B091
DB04B052
DB04B049


Figure 23-36
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 17-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
DB04B084
DB04B045
DB04B059
DB04B054
DB05B143
DB04B052
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600


Figure 23-37
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 19-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB04B103
DB05B110
DB05B106
DB04B045
DB04B059
DB04B055
DB04B054
DB04B052
DB05B143
DB04B060
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
600
500
400
300
200
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev


DB05B123
DB04B102
DB05B109
DB05B110
DB04B088
DB05B104
DB05B105
DB04B057
DB04B055
DB04B059
DB04B052
DB04B062
DB04B099
DB04B060
DB04B094
DB04B100
DB05B138
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
600
500
400
300
200
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-38
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 21-S
Block Model CuEq Grades


Figure 23-39
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 23-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB04B046
DB04B062
DB04B050
DB05B138
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


Figure 23-40
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 25-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB05B133
DB04B062
DB05B138DB05B140
DB05B135


Figure 23-41
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 27-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
DB05B142
DB05B140
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


Figure 23-42
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 29-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB05B120
DB05B132
DB05B130
DB05B140
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB05B116
DB05B108
DB05B113
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-43
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 33-S
Block Model CuEq Grades


Figure 23-44
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 37-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB05B134
DB05B136
-25
0
25
50
75
100
100
200
300
400
500
600
2000 Elev
1900 Elev
1800 Elev
1700 Elev


Figure 23-45
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 39-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB05B129
DB05B125
DB05B127
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600


Figure 23-46
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 41-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
DB05B128
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600


Figure 23-47
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 43-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
DB05B117
DB05B115
DB05B111
DB05B118
DB05B114
DB05B122
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600


Figure 23-48
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 45-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
DB05B112
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600


Figure 23-49
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 47-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB05B126
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-50
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 49-S
Block Model CuEq Grades


Figure 23-51
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 51-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB05B124
DB05B121
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
600
500
400
300
200
100


Figure 23-52
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 57-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB03B002
DB03B001
DB04B005
DB04B004
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


Figure 23-53
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 59-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB03B002
DB03B001
DB04B005
DB04B004
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


Figure 23-54
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 61-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB03B002
DB04B017
DB04B019
DB04B005
-25
0
25
50
75
100
600
500
400
300
200
100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B017
DB04B019
DB03B002
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-55
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 63-S
Block Model CuEq Grades

File No. 82-34990

DIA BRAS exploration

**For Immediate Release**

**Not for distribution to U.S. newswire services or for dissemination in the United States**

**TSX Venture Exchange - DIB**

**No. 13- 2006**

# DIA BRAS EXPLORATION ANNOUNCES $10 MILLION BOUGHT DEAL FINANCING

Montréal, Québec – July 17, 2006- Dia Bras Exploration Inc. (the "Company") is pleased to announce that it has entered into an agreement with a group of investment dealers led by Dundee Securities Corporation (the "Underwriters") which have agreed to purchase 13,000,000 common shares of the Company at a purchase price of $0.70 per common share for gross proceeds of $9,100,000. The Company has also agreed to provide the Underwriters an over allocation option to acquire a further 1,950,000 common shares at $0.70 per common share, which if exercised, will result in aggregate gross proceeds of $10,465,000.

The common shares to be sold under this offering will be offered by way of a short form prospectus in the Provinces of British Columbia, Alberta, Ontario and Quebec.

The net proceeds of the Offering will be used to fund the Dia Bras exploration and development program at the newly acquired Cusi silver mining camp, to increase the Malpaso Mill capacity from 300 to more than 600 tonnes per day circuit and for the general working capital of the Company.

The offering is scheduled to close on August 3rd, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and any other applicable securities regulatory authorities.

About Dia Bras

Dia Bras is a Canadian mining and exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company is actively exploring and developing its three key assets – the Bolivar copper-zinc project, the newly acquired Cusi silver mining camp and the Promontorio property – in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

-30-

For further information on Dia Bras visit www.diabras.com or contact:


Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com


**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**

**The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.**

**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 12- 2006

# DIA BRAS ANNOUNCES SECOND QUARTER RESULTS FOR ITS BOLIVAR PILOT-MINING PROGRAM IN CHIHUAHUA STATE, MEXICO

**Montréal, Québec - July 12, 2006- Dia Bras Exploration Inc.** is pleased to announce the second quarter 2006 operating results for its Bolivar mine pilot-mining program in Chihuahua, Mexico.

Well supported by high market prices for zinc and copper, the Company has just completed another very productive quarter at its Bolivar mine.

During the quarter ended June 30, 2006, the Company processed 22,584 dry metric tons (DMT) of ore averaging grades of 11.17% Zn and 2.19% Cu. These results are consistent with the Company's forecast of 22,500 DMT grading 11.00% Zn and 2.5% Cu.

Mining and development during this quarter occurred mainly on Level 1 of the Bolivar mine in the Brecha Linda zone, a zone of high-grade zinc and copper mineralization first accessed in late 2005. Some lower grade development rock was included in the mill feed as the Company took advantage of high metal prices to develop more working faces in the Brecha Linda and a ramp to Level 2 to access the down-dip extension of the Brecha Linda.

A total of 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate was produced from the 22,584 DMT processed. The value of total concentrate production based on average monthly zinc and copper prices is estimated at **US $7.0 million,** which exceeds the early 2006 forecast of US $4.0 million. The Malpaso mill averaged recoveries of 91.87% for zinc and 80.60% for copper. In June 2006, copper recovery increased to 85.48% from 73.97% in April and 81.81% in May.

Direct operating costs for the quarter, including shipping of concentrate, are estimated at US $2.4 million. The Company used its net cash flow from operations to continue exploring and developing the Bolivar project and to acquire additional mining and milling equipment.

During the first six months of 2006, Dia Bras billed a total of US$12.4 million, which includes some final settlement billings for concentrate shipped in late 2005.

The Company's total concentrate production is sold to MRI Trading AG (MRI), a Swiss-based privately-owned commodity trading company, pursuant to a standard concentrate purchase agreement.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The short-term objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

/2

**Bolivar Mine Pilot Program**
Summary - Q2 2006

| Ore Processed | | | Tonnes | Total Estimated Production US $ (Millions) | Estimated Operating Cost US $ (Millions) |
|---|---|---|---|---|---|
| Actual | | | 22,584 | 7.0 | 2.4 |
| Forecast | | | 22,500 | 4.0 | 2.5 |
| Over (under) | | | 84 | 3.0 | (0.1) |
| **Zinc** | **Average Grade** | **Recovery** | **Zn Concentrate Production (DMT)** | **Production Value In US $ (Millions)** | |
| Actual | 11.17% | 91.87% | 4,016 | 4.5 | |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 | |
| Over (under) | 0.17% | 6.87% | 316 | 1.9 | |
| **Copper** | **Average Grade** | **Recovery** | **Cu Concentrate Production (DMT)** | **Production Value In US $ (Millions)** | |
| Actual | 2.19% | 80.60% | 1,413 | 2.5 | |
| Forecast | 2.50% | 75.00% | 1,600 | 1.4 | |
| Over (under) | (0.31%) | 5.60% | (187) | 1.1 | |

**About Dia Bras**

Dia Bras is a Canadian mining and exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company is actively exploring and developing its three key assets – the Bolivar copper-zinc project, the newly acquired Cusi silver mining camp and the Promontorio property – in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:


Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com


**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 11- 2006

# DIA BRAS REPORTS RECENT DEVELOPMENTS AT ITS BOLIVAR PILOT-MINING PROGRAM IN CHIHUAHUA STATE, MEXICO

Montréal, Québec – July 5, 2006 – Dia Bras Exploration Inc. (DIB: TSX-V) is pleased to report recent results for its ongoing development and pilot-mining program at its Bolivar property in Chihuahua, Mexico.

A ramp has been driven from Level 1 to Level 2 to access the down-dip extension of the Brecha Linda, a high-grade zone of zinc-copper mineralization that the Company has been mining since December 2005. The ramp has accessed high-grade mineralization on Level 2 and development of the zone is in progress.

Another ramp has been driven from Level 6 towards Level 7 with the objective of reaching the chimney-like high-grade Rosario 1, 2 and 3 and Rodolfo Zn-Cu zones approximately 20 meters below Level 6. Dia Bras has already mined these zones above Level 6. Another 50 meters of ramp is required to reach Level 7 and the first Rosario zone, and should be completed before the end of July. These zones continue deeper, as seen in Holes 159 and 168, which intersected the down-dip extensions of Rosario 2 and 3. These samples were assayed by Chemex.

| Hole | From | To | Length | % Cu | % Zn | g/t Au | g/t Ag | Zone |
|---|---|---|---|---|---|---|---|---|
| DB06B159* | 86.0 | 94.0 | 8.0 | 0.29 | 12.41 | 0.10 | 6.75 | Rosario 2 |
| DB06B159* | 108.3 | 111.3 | 3.0 | 1.17 | 25.20 | 0.43 | 46.67 | Rosario 3 |
| DB06B168* | 83.0 | 87.5 | 4.5 | 2.57 | 4.76 | 0.20 | 112.50 | Rosario 2 |
| DB06B168* | 91.0 | 93.0 | 2.0 | 0.66 | 14.90 | 0.05 | 13.10 | Rosario 2 |
| DB06B168* | 95.0 | 97.0 | 2.0 | 0.37 | 6.77 | 0.04 | 9.80 | Rosario 3 |
| DB06B168* | 126.5 | 131.0 | 4.5 | 1.24 | 2.13 | 0.06 | 24.40 | Rosario 3 |
| DB06B168* | 134.0 | 144.5 | 10.5 | 0.20 | 7.84 | 0.03 | 5.23 | Rosario 3 |
| DB06B168* | 153.5 | 161.0 | 7.5 | 0.83 | 2.56 | 0.02 | 16.64 | Cu-Fe manto |

* Previously announced

While driving the ramp past Level 6.5 (1,960-meter elevation), a new zone of massive sulfide ore was encountered, which is 25 meters in length and varies in width from 3 to 5 meters. A raise being developed in this new zone has passed through 8 meters vertically and is still in ore. Assay results for three channel samples taken over 2-meter widths have been received and are shown in the table below. These samples were assayed using the AA method at the Company's lab at its Malpaso mill.

| Sample | % Zn | % Cu | g/t Ag | % Pb |
|---|---|---|---|---|
| 707901 | 35.3 | 5.64 | 110 | 0.20 |
| 707902 | 33.5 | 7.25 | 60 | 0.06 |
| 707903 | 46.3 | 6.69 | 80 | 0.11 |

Horizontally, the Rosario 1, 2 and 3 and Rodolfo massive sulfide zones and this new zone extend 170 meters on strike and range from 3 to 10 meters in width. Starting next week, two of the Company's underground drill rigs will test the depth extension of this 170-meter strike length of untested high-grade chimneys.

"These results demonstrate the Company's ability to discover and develop additional high-grade ore for its Malpaso mill during this pilot mining phase of the Bolivar program. Given the sustained high prices for zinc and copper, the Company expects to maintain its positive cash flow during this pre-feasibility phase of work at the Bolivar property," stated Dr. Thomas L. Robyn, the Company's Executive Chairman.

Mr. André St-Michel, engineer and Chief Operating Officer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company is actively exploring and developing its three key assets -Bolivar copper-zinc project, newly acquired Cusi silver mining camp and Promontorio property - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information, please contact:

Thomas L. Robyn
Executive Chairman
(514) 393-8875 ext. 241
tlrobyn@msn.com

or

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**


ADIT 45 W
ADIT 45 E
SECTION 03 N
WORKING FACE
"LA BOTA"
RAMP 960N
10050N
10025N
9975E
10000E
10025E
73°
60°
65°
70°
77°
76°
80°
55°
707901
707902
707903
Skarn
Hornfels
Marble
Massif Sulfides
Magnetite
Andesitic Dyke
Fault
Sample
Raise
DIA BRAS
LEVEL 6
BOLIVAR MINE
RAMP 960
Piedras Verdes, Chihuahua, Mexico
Fecha: JUNIO/2006
Escala: 1 : 250
Dibujó: Ember
Geólogo: R Bonda
Fig:

| Sample | Zn % | Cu % | Ag g/t | Pb % |
|---|---|---|---|---|
| 707901 | 35.3 | 5.64 | 110 | 0.20 |
| 707902 | 33.5 | 7.25 | 60 | 0.06 |
| 707903 | 46.3 | 6.69 | 80 | 0.11 |

File No. 82-34990

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 10- 2006

# Dia Bras holds annual general meeting

*Company initiates the second phase of its exciting growth*

Montréal, Québec - May 31, 2006 - **Dia Bras Exploration Inc.** (DIB: TSX-V) is hosting its Annual Shareholders' Meeting today at the Queen Elizabeth Hotel in Montréal at 10:00 a.m. (EDT).

Executive Chairman Dr. Thomas Robyn and President and CEO Réjean Gosselin are presenting the three phases of development of the Company. Phase I extended from 2003 to 2005 and included initial property acquisitions in Northern Mexico and saw the Company execute a successful pilot-mining program. Revenues from sale of concentrate of Zinc and Copper were CDN$5.6 million for the 9 months of production in 2005. In the First Quarter of 2006 alone, revenues from sale of concentrate reached CDN$6.1 million and the Company is estimating that total revenues could reach CDN$20 million in 2006, a four-fold increase year-over year.

"The management of Dia Bras has proven its ability to execute rapidly on an aggressive program of exploration and pilot-mining program in Mexico over the last two years. We are now embarking in a second phase of very exciting growth prospects with the doubling of our exploration targets and our moving into precious metals mine development", said Dr Thomas Robyn, executive chairman of Dia Bras.

The Company announced earlier the acquisition of an entire silver district of Cusi, 40 km from the Company's Malpaso Mill. The land acquired is situated in an important mining district of Mexico and includes 12 former mines that historically produced high grade silver but were never exploited with modern techniques. These acquisitions will allow the Company to increase its production level from 300 tpd to more than 600 tpd by year-end, producing silver concentrate through a second flotation circuit at its Malpaso mill.

The preparation for the phase 3 development stage of the Company is already underway. With an increased team of highly qualified technical people, the focus will be on exploring and expanding the resources of multiple large-tonnage targets at its Bolivar mine and commissioning a feasibility study for a large mill on-site in 2007. The Company is very well positioned to explore and develop world-class properties in one of the most promising areas of the world, the Mexican Sierra Madre, and reward its shareholders with excellent return on their investment.

## Live Webcast

For those who are unable to attend in person, the Company will simultaneously webcast the management presentation from its website at www.diabras.com.

**About Dia Bras**

Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information of our Mexican exploration, please consult our Web Site at diabras.com

-30-

**For further information, please contact:**
**Thomas L. Robyn**
**Executive Chairman**
**Dia Bras Exploration**
**(514) 866-6001 ext. 241**
tlrobyn@msn.com

**Nicole Blanchard**
**Managing Partner**
**Sun International Communications**
**(450) 627-6600**
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

# EXPLORATION DIA BRAS INC.

## NOTICE ANNUELLE
## POUR L'EXERCICE TERMINÉ LE 31 DÉCEMBRE 2005
(la « notice »)

**Le 23 mai 2006**

# EXPLORATION DIA BRAS INC.

## NOTICE ANNUELLE

## Table des matières

**PAGE**

## STRUCTURE DE LA SOCIÉTÉ

### 1. NOM, ADRESSE ET CONSTITUTION

Exploration Dia Bras inc. (la « société » ou « Dia Bras ») a été constituée en société fermée en vertu de la *Loi canadienne sur les sociétés par actions* par certificat de constitution le 11 avril 1996, sous la dénomination sociale « Exploration Line Islands inc.' » Le certificat de modification du 5 mai 1996 retirait les dispositions des statuts qui en faisaient en société fermée. Le certificat de modification du 9 décembre 1999 a modifié la dénomination à « Exploration Dia Bras inc. ».

Le siège social et bureau principal de la société est situé au :

2930 – 630 boulevard René-Lévesque Ouest
Montréal (Québec)
H3B 1S6

### 2. LIENS INTERSOCIÉTÉS


Exploration Dia Bras inc.
(Canada)
(« Dia Bras »)
100 %
Dia Bras Mexicana
S. de R.L. de C.V.
(Mexique)
(« DIB Mexicana »)
100 %
100 %
100 %
Nichromex S. de R.L. de C.V.
(Mexique)
(« Nichromex »)
Servicios de Mineria
de la S. de R.L. de C.V.
(Mexique)
(« Servicios »)
Asesores Administrativos
y Recuros Humanos S. de
R.L. de C.V.
(Mexique)
(« Asesores »")

DIB-Mexicana détient les propriétés et les bâtiments et équipement d'exploration.

Nichromex est l'opérateur de l'usine Malpaso et détient la licence de la technique de traitement hydrométallurgique Nichromet.

Servicios fournit les services de personnel pour les activités d'exploration, pour l'usine et la mine.

Asesores fournit le personnel administratif du siège social de Dia Bras Mexicana à Chihuahua.

## DÉVELOPPEMENT GÉNÉRAL DE L'ACTIVITÉ

### 1. HISTORIQUE DES TROIS DERNIERS EXERCICES

En 2003, après plusieurs années difficiles dans le secteur minier, le prix des métaux précieux et communs s'est amélioré et parallèlement, le marché des capitaux pour les sociétés d'exploration juniors. La société a profité de cette amélioration des conditions dans son secteur d'activités et dans le marché des capitaux.

Après avoir évalué plusieurs propriétés au Canada et à l'étranger, la société a décidé de concentrer ses activités d'exploration et de mise en valeur au Mexique et a cessé tous travaux d'exploration sur les propriétés acquises au cours des années précédentes, qui ont été abandonnées.

En juillet 2003, la société a fait l'acquisition de ses deux premières propriétés dans l'État de Chihuahua dans le nord du Mexique. Au cours de l'exercice financier 2003-2004, la société a acquis des droits sur sept propriétés dans cette région pour un coût total de 410 000 $.

En août 2003, la société a acquis de Extraction Nichromet inc. (« Nichromet ») une licence pour l'utilisation et la mise en marché au Mexique de la technologie d'extraction de métaux Nichromet (la « licence »). Le procédé à base de chloruration, qui est breveté, permet d'extraire et de récupérer une portion importante de métaux précieux et communs de minerais réfractaires. En contrepartie de la licence, la société s'est engagée à verser à Nichromet une redevance de 1 % sur les résultats nets d'usinage de toute production minière provenant de deux propriétés (Santa Maria et San José) du Mexique. La société a versé à Nichromet une avance de 350 000 $ sur la redevance. De plus, la société sera l'agent exclusif de la technologie de Nichromet au Mexique.

De septembre à décembre 2003, la société a levé 12 millions de dollars par le biais de placements privés. Les fonds ont été utilisés pour i) l'achat de matériel roulant et de matériel et outillage d'exploration; ii) le démarrage des programmes d'exploration; iii) l'installation du siège social à Chihuahua; iv) la formation d'une forte équipe de géologues et ingénieurs miniers provenant de la région; et v) la recherche de nouvelles propriétés.

En février 2004, la société a constitué Dia Bras Mexicana, une filiale mexicaine en propriété exclusive, pour détenir tous les droits et options sur les propriétés minières et le matériel d'exploration et d'exploitation. À la fin de l'exercice 2003-2004, la société a installé le camp de Cieneguita.

En 2004-2005, la société a consolidé sa position dans la région par l'acquisition : i) de la Mine Bolivar, une propriété située dans la même région que les propriétés acquises l'année précédente, pour un montant de 1,2 millions de dollars US payable sur deux ans; ii) de Promontorio – Hidalgo, pour un montant de 3 millions de dollars US payable sur cinq ans; et iii) de El Magistral pour un montant de un million de dollars US payable sur cinq ans et un NSR de 1,5 % limité à un maximum de 1 500 000 $US. À la fin de mars 2005, les propriétés de la société s'étendaient sur 11 857 hectares dans la ceinture minérale hautement prometteuse de la Sierra Madre dans le nord du Mexique.

En novembre 2004, la société a levé 9 millions de dollars par le biais d'une autre série de placements privés. Les fonds ont été utilisés pour l'achat de matériel et outillage d'exploration additionnels et pour l'exploration et la mise en valeur des propriétés Bolivar et Promontorio. Vers la fin de 2004, la société a entrepris une étude de pré-faisabilité sur Bolivar qui comprend le programme d'exploitation pilote qui a débuté en 2005.

Dans le cadre du programme d'exploitation pilote de 2005, la société a produit 6 218 tonnes de concentré de zinc et de 2 608 tonnes de concentré de cuivre à partir de 50 371 tonnes de minerai de mise en valeur titrant en moyenne 8,07 % zinc et 1,89 % cuivre. La vente du concentré a rapporté des revenus de 5,6 millions de dollars en 2005. En décembre 2005, la production de concentré d'une valeur de 1,1 million de dollars à partir de l'extraction et du traitement de 5 837 tonnes titrant en moyenne 10,29 % zinc et 2,49 % cuivre a généré un premier flux monétaire positif alors que les coûts directs d'opération se sont élevés à 780 000 $.

En novembre 2005, la société a levé 4,5 millions de dollars par le biais de placements privés. Les fonds ont été affectés à l'augmentation de la capacité de l'usine, à l'achat de matériel additionnel et au fonds de roulement.

## 2. ACQUISITIONS SIGNIFICATIVES AU COURS DU DERNIER EXERCICE FINANCIER

En septembre 2005, la société a levé son option d'achat de l'usine Malpaso et a acquis, via un agent, des actions de la Compania Minera Metalurgica Malpaso S. de R.L. de M.I. (« CMMM »), une société mexicaine. En date des présentes, la société a acquis 82 % de CMMM et négocie l'achat du solde de 18 %. Toutefois, la société contrôle l'ensemble des opérations de l'usine. Depuis le début du programme d'exploitation pilote, la capacité de l'usine a été augmentée de 100 à 300 tonnes par jour, le niveau d'opération actuel.

# DESCRIPTION DE L'ACTIVITÉ

## 1. GÉNÉRAL

Dia Bras est une société d'exploration minière dont toutes les propriétés sont au stade de développement. Toutefois, la société a entrepris en 2005 un programme d'exploitation pilote dans le cadre d'une étude de pré-faisabilité sur le projet Mine Bolivar. Le programme d'exploitation pilote a été entrepris dans le but de générer des fonds pour financer les activités d'exploration et de mise en valeur. De plus, le programme fournit des données sur les coûts d'extraction, de transport et de traitement ainsi que sur la logistique, les teneurs, le taux de récupération de l'usine et sur la métallurgie qui seront essentielles pour une étude de faisabilité. Le programme d'exploitation pilote consiste dans la production de concentré de zinc et de cuivre à partir de minerai de mise en valeur. Tout le concentré produit est vendu à MRI Trading AG en vertu d'une convention d'achat de concentré standard.

De mars à décembre 2005, le prix du zinc s'est accru de 13 % et le prix du cuivre de 21 %. Depuis le 31 décembre 2005, le prix du zinc s'est accru de 88 %, de 0,80 $ à 1,50 $, et le prix du cuivre de 67 %, de 2,10 $ à 3,50 $.

## 2. FACTEURS DE RISQUE

***Risques inhérents aux affaires***

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société résulteront dans la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

***Titres de propriété***

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin de garantir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

***Besoins en capitaux***

L'exploration, la mise en valeur, le traitement et l'exploitation des propriétés de la société exigeront un financement supplémentaire considérable. Les seules sources de fonds disponibles pour la société sont l'émission de capital-actions additionnel, l'emprunt et le programme d'exploitation pilote. Il n'existe aucune assurance que de les financements seront disponibles à la société ni qu'ils le seront selon des modalités favorables à la société ou qu'ils seront suffisants pour répondre aux besoins de la société, ce qui pourrait avoir une incidence négative sur les affaires de la société et sur sa situation financière. Quand au programme d'exploitation pilote, il ne représente pas une exploitation commerciale et pourrait être annulé si une variation des prix du minerai, du niveau d'approvisionnement ou d'autres facteurs ne le justifiaient plus. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production sur l'une ou l'ensemble des propriétés de la société, et même occasionner la perte de sa participation dans une propriété.

### *Réglementation et exigences environnementales*

Les activités de la société nécessitent l'obtention de permis auprès de diverses autorités gouvernementales et sont régies par des lois et des règlements sur l'exploration, la mise en valeur, l'exploitation, la production, les exportations, les impôts, les normes du travail et la sécurité au travail ainsi que sur l'environnement et autres questions. Des coûts supplémentaires et des retards peuvent être occasionnés par la nécessité de se conformer aux lois et règlements. Si la société ne pouvait obtenir ou renouveler les permis ou approbations, elle pourrait être forcée de réduire ou cesser ses activités d'exploration ou de mise en valeur.

### *Prix des métaux*

Les prix du marché des métaux communs et précieux constituent un élément de risque qui peut avoir une influence directe sur le succès de la société. Le prix à la cote des actions ordinaires de la société, ses résultats financiers ainsi que ses activités d'exploration, de mise en valeur et d'exploitation minière peuvent subir des répercussions négatives importantes en raison de la chute des prix des métaux communs ou précieux.

### *Risques non assurés*

Les activités de la société sont sujettes à certains risques et dangers, dont des conditions environnementales difficiles, des accidents industriels, des conflits de travail, des conditions géologiques inusitées ou inattendues, des glissements de terrain ou de talus, des éboulements et des phénomènes naturels tels que des conditions météorologiques défavorables, des inondations et des tremblements de terre. De tels événements pourraient occasionner des blessures ou décès, des dommages environnementaux ou autres aux propriétés ou installations de production de la société ou aux propriétés d'autres sociétés, des retards dans l'exploitation minière, des pertes monétaires, et de possibles responsabilités légales. De façon générale, ces risques ne peuvent être assurés.

### *Devises*

La société a des opérations à l'étranger effectuées en devises et est donc assujettie au risque de change. La société achète des devises selon les besoins établis dans le budget d'exploration.

## 3. PROJETS MINIERS

Dia Bras est une société d'exploration minière junior. À son stade de développement actuel, la société détient des intérêts ou des options pour acquérir des intérêts dans des propriétés minières. La société a des revenus provenant de la vente de concentré dans le cadre d'un programme d'exploitation pilote, lesquels servent à financer en partie ses projets d'exploration et de mise en valeur. Toutefois, la société doit également émettre du capital-actions pour financer des acquisitions et maintenir son taux de croissance. Le financement par actions dépend des conditions du marché des capitaux.

Les deux principales propriétés de la société sont Bolivar et Promontorio. Roscoe Postle Associates (« RPA ») (maintenant Scott Wilson Roscoe Associates inc.), consultants en géologie minérale, ont préparé des rapports conformes au Règlement 43-101 pour ces deux propriétés. L'information sur ces propriétés qui est présentée ci-après est une traduction d'extraits des rapports techniques.

## PROJET BOLIVAR

Le rapport 43-101 est daté du 25 octobre 2005.

Le projet Bolivar comprend quatre groupes de propriétés d'exploration qui comptent 19 concessions minières : Bolivar, Mezquital, Santa Maria et Florida. Les crédits pour travaux sont suffisants jusqu'en 2030. La majorité de ces concessions (ampliaciónes) sont détenues par Polo Y Ron Mionerales, S.A. de C.V. (« Polo Y Ron ou P&RM ») et autres détenteurs de titres.

| Tableau 4-1 - LISTE DES CONCESSIONS MINIÈRES<br>Exploration Dia Bras inc. – Projet Bolivar | | | | |
|---|---|---|---|---|
| **Propriété** | **Concession** | **Titre No.** | **Superficie (ha)** | **Date d'expiration** |
| Bolivar | Bolivar | 192324 | 63,6 | 2030+ |
| | Bolivar III | 180659 | 48,0 | 14-07-2037 |
| | Bolivar IV | 195920 | 50,0 | 14-07-2042 |
| | La Chaparrita | 217751 | 10,0 | 2040+ |
| | Piedras Verdes | 220925 | 92,5 | 27-10-2009 |
| | | | | |
| Mezquital | Mezquital | 223019 | 2 475,4 | 05-10-2040 |
| | Mezquital Fraction 1 | 223020 | 4,7 | 05-10-2040 |
| | Mezquital Fraction 2 | 223021 | 2,4 | 05-10-2040 |
| | Mezquital Fraction 3 | 223022 | 974,6 | 05-10-2040 |
| | | | | |
| Florida | San José | 209649 | 462,0 | 02-08-2050 |
| | Ampl. San José | 223025 | 229,5 | 02-08-2049 |
| | Val | 223016 | 95,2 | 02-08-2049 |
| | Val-1 | 223018 | 36,3 | 02-08-2049 |
| | Val Fraction | 223017 | 0,1 | 02-08-2049 |
| | El Gallo | 224112 | 251,8 | 07-04-2061 |
| | La Mesa | 223506 | 718,9 | 02-08-2049 |
| | La Cascada | 222720 | 1 944,3 | 02-08-2049 |
| | | | | |
| **Total** | | | **7 459,3** | |
| | | | | |
| **Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003; Communiqué de presse de Dia Bras du 3 novembre 2003, et Convention entre El Paso Partners et Dia Bras (29 juillet 2003).** | | | | |

Les concessions Bolivar, Bolivar III, Bolivar IV et La Chaparrita sont détenues à titre de licence minière (exploitation). Les quinze autres concessions sont détenues à titre de licences d'exploration. RPA comprend qu'étant donné que la vieille mine San José, la mine Bolivar et la mine Valenzuela ont été exploitées avant la présente législation environnementale (1988) du Mexique, aucun passif environnemental n'est rattaché aux propriétés actuelles.

### *Concessions Bolivar III et Bolivar IV*

Le 14 septembre 2004, Dia Bras a signé une option d'achat avec M. Javier Octavio Bencomo Muñoz, liquidateur de la succession de Mme Berta Muñoz de Bencomo (Bencomo) d'une part, et Mme Carmen Beatriz Chavez Márquez et M. Jesus Fernandez Loya au nom de Minera Senda de Plata, S.A. de C.V. (Senda) d'autre part, visant les concessions Bolivar III et Bolivar IV de la propriété minière Bolivar. Pour acquérir une participation de 75 % dans ces deux concessions, Dia Bras a accepté de verser en espèces aux deux propriétaires des concessions un total de 975 000 $US. En date des présentes, le solde, à verser le 14 septembre 2006, est de 162 500 $US.

Une décision rendue le 13 septembre 2004 par la Cour civile de la province de Chihuahua a annulé une entente antérieure entre la succession de Mme Berta Muñoz de Bencomo et Minera Senda de Plata, S.A. de C.V., et un litige sur le droit de propriété, visant les concessions minières Bolivar III et Bolivar IV. Ce tribunal a aussi déclaré que la propriété de ces deux concessions a été transférée à 50 % à Dia Bras et à 50 % à M. Javier Octavio Bencomo Muñoz, au nom de la succession de Mme Berta Muñoz de Bencomo.

### *Concessions Santa Maria et El Cumbre*

Ces concessions ont été abandonnées en 2005.

*Entente San José*

Le 29 juillet 2003, Dia Bras a signé une option d'achat semblable avec Polo et Ron Minerales, similaire à l'entente EPP, visant les concessions San José, San José Ampliación, Val, Val 1 et Val Fraction, assujettie à une redevance à la sortie de la fonderie (*NSR*) de 3 %. Dia Bras a accepté de débourser par versements annuels échelonnés un total de 329 500 $US en 2009 de la façon suivante :

- Juillet 2003, 5 500 $US (versé)
- Janvier 2004, 5 500 $US (versé)
- Juillet 2004, 5 500 $US (versé)
- Janvier 2005, 5 500 $US (versé)
- Juillet 2005, 12 500 $US
- Janvier 2006, 20 500 $US
- Juillet 2006, 37 500 $US
- Janvier 2007, 37 500 $US
- Juillet 2007, 37 500 $US
- Janvier 2008, 37 500 $US
- Juillet 2008, 62 500 $US (redevance)
- Juillet 2009, 62 500 $US (redevance)

*Concessions Mezquital*

Le 20 septembre 2004, Dia Bras a signé une option d'achat avec Polo et Ron et Raul Tarin (Tarin), visant les concessions Mezquital, comprenant les concessions La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III et El Gallo. Les modalités de l'entente comprennent des versements en espèces totalisant 100 000 $US, dont une tranche de 10 000 $US a été versée en octobre 2004, et des frais d'exploration annuels de 50 000 $US pendant trois ans (total, 150 000 $US). Le 29 octobre 2004, Dia Bras a acquis la concession Mezquital en acceptant les modalités de l'entente. À cette date, Polo et Ron et Tarin ont transféré la propriété de la concession Mezquital à Dia Bras.

*Concession Piedras Verdes*

En décembre 2003, Dia Bras a signé une option d'achat avec Tarin visant la concession Piedras Verdes. Les modalités de l'entente comprenaient des versements en espèces totalisant 200 000 $US, de la façon suivante :

- Décembre 2003, 55 000 $US (versé)
- Décembre 2004, 60 500 $US (versé)
- Décembre 2005, 65 000 $US (versé)
- Décembre 2006, 20 500 $US

En bref, le tableau 4-2 présente l'état des versements des options et des engagements visant les travaux à l'égard des diverses concessions minières du Projet Bolivar.

| Tableau 4-2 - SOMMAIRE DES MODALITÉS DES ENTENTES | | | | | |
|---|---|---|---|---|---|
| Exploration Dia Bras inc. – Projet Bolivar | | | | | |
| Redressé le 23 mai 2006 | | | | | |
| **Entente** | **Versements en espèces ($US)** | | | **Engagements visant les travaux ($US)** | **Total ($US)** |
| | **Versé** | **À verser** | **Sous-total** | | |
| Bolivar III & IV | 1 037 500 | 162 500 | 1 200 000 | | 1 200 000 |
| San José (Floride) | 52 500 | 150 000 | 202 500** | 1 638 000* | 329 500 |
| Mezquital | 10 000 | | 10 000 | | 10 000 |
| Piedras Verdes | 180 000 | 20 000 | 200 000 | | 200 000 |
| **Total** | **1 280 000** | **332 500** | 1 612 500 | **1 638 000*** | **1 739 500** |
| | | | | | |

**Source: Muñoz, 2005.**
*** Des dépenses de 150 000 $US ont été nécessaires durant la première année de l'entente.**
**** À partir de juillet 2008, la société verserait une avance sur les redevances annuelles de 62 500 $US.**

Les concessions susmentionnées sont assujetties à des frais de location de 405 pesos mexicains/ha (total d'environ 172 080 $M ou d'environ 15 500 $US) pour l'année en cours et par la suite à des frais de location annuels de 1,1 million $M (environ 101 000 $US) au gouvernement de la province de Chihuahua.

La Loi sur les mines mexicaine exige que le détenteur d'un permis d'exploitation minière effectue des travaux d'exploration seulement après avoir obtenu un permis d'exploration du Consejo de Recursos Minerales (CRM), durant la première période, qui couvre six années. Après exécution du programme d'exploration initiale et remise d'un rapport technique, le permis d'exploration sur le permis d'exploitation peut être prolongé pour une période supplémentaire de cinquante (50) années. Si un gisement minier existe ou est découvert sur le permis d'exploitation, la propriété peut alors être convertie en des frais annuels de permis d'exploitation (en pesos mexicains) visant les propriétés d'exploration ainsi que les permis d'exploitation minière comme l'illustrent les tableaux 4-3 et 4-4 ci-après. (CRM, 1999).

| Tableau 4-3 - FRAIS ANNUELS DES PERMIS D'EXPLORATION AU MEXIQUE (février 1999) | | | | |
|---|---|---|---|---|
| Exploration Dia Bras inc. – Projet Bolivar | | | | |
| | | **Frais annuels supplémentaires par hectare ($M/ha)** | | |
| **Superficie (ha)** | **Frais annuels fixes (pesos mexicains $M)** | **Première période** | **Deuxième à quatrième période** | **Cinquième et sixième périodes** |
| Jusqu'à 30 | 0 | 5,0 | 20,0 | |
| 30 à 100 | 0 | 10,0 | 40,0 | 30,0 |
| 100 à 500 | 500 | 20,0 | 60,0 | 60,0 |
| 500 à 1 000 | 1 500 | 18,5 | 57,0 | 120,0 |
| 1 000 à 5 000 | 3 000 | 17,0 | 55,0 | 120,0 |
| 5 000 à 50 000 | 10 500 | 15,5 | 53,0 | 120,0 |
| >50 000 | 100 000 | 14,0 | 50,0 | 120,0 |
| | | | | |

**Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Gouvernement du Mexique, le 15 février 1999.**

| Tableau 4-4 - FRAIS ANNUELS DES PERMIS D'EXPLOITATION MINIÈRE AU MEXIQUE (février 1999) | | |
|---|---|---|
| **Exploration Dia Bras inc. – Projet Bolivar** | | |
| **Superficie (ha)** | **Frais annuels fixes (pesos mexicains ($M)** | **Frais annuels supplémentaires par hectare ($M/ha)** |
| Jusqu'à 30 | 0 | 30,0 |
| 30 à 100 | 0 | 60,0 |
| 100 à 500 | 500 | 120,0 |
| 500 à 1 000 | 1 500 | 240,0 |
| 1 000 à 5 000 | 3 000 | 480,0 |
| >5 000 | 10 500 | 960,0 |
| | | |
| **Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Gouvernement du Mexique, le 15 février 1999.** | | |

### *Situation actuelle*

Dia Bras détient une participation dans douze concessions minières du nord-ouest du Mexique. Ces concessions sont situées à environ 250 km (en ligne droite) au sud-ouest de la ville de Chihuahua, capitale de la province de Chihuahua, et abritent un ancien producteur de Cu-Zn, la mine Bolivar. La production de la mine Bolivar n'est soumise à aucune redevance.

Le gisement Cu-Zn de la mine Bolivar est situé à l'intérieur de la concession minière Bolivar de 63,5 ha dont l'échéance de vingt-cinq ans expire en 2030. Cette propriété, incluant dix-neuf concessions et s'étendant sur une superficie totale d'environ 11 840 ha, est située dans la municipalité d'Urique.

M. Javier Octavio Bencomo Muñoz (Bencomo), au nom de la famille Bencomo d'une part, Mme Carmen Beatriz Chavez Márquez, et Minera Senda de Plata, S.de C.V. (Senda) sont les propriétaires immédiats des droits de superficie qui couvrent toute l'infrastructure minière et connexe actuelle de la mine Bolivar, regroupant les concessions Bolivar, Bolivar III et Bolivar IV. Au besoin, des ententes relatives à l'accès minier seront négociées et ratifiées avec chaque propriétaire de superficie pour les autres sites de la concession qui ne sont pas détenus par Bencomo ou Senda. Dia Bras a acquis les concessions minières le 10 septembre 2004 de Bencomo et Senda.

RPA comprend que les permis requis pour les essais actuels et pour les activités d'exploration ont été émis. Dia Bras rapporte qu'une étude sur les incidences environnementales de l'exploitation minière du gisement Bolivar n'est pas nécessaire puisque des opérations minières y ont déjà été menées par le passé. RPA comprend aussi que Dia Bras n'est pas responsable de tout type de dommages environnementaux encourus avant qu'elle ne prenne possession de la mine Bolivar en 2004, mais qu'elle doit effectuer les changements nécessaires pour réduire les problèmes environnementaux actuels. Conformément à l'entente d'achat en vigueur, Dia Bras peut librement exporter et vendre les métaux communs et l'argent produits et les recettes peuvent être rapatriées sans restriction.

### *Emplacement, accès, topographie, climat et infrastructure*

La concession minière Bolivar est située dans la municipalité d'Urique à environ 20 km à l'ouest-nord-ouest de Batopilas, accessible par une route non pavée de l'autoroute fédérale 23, reliant des centres plus importants de la région, dont Creel et Guerrero. La propriété s'étend sur un terrain montagneux escarpé de la Sierra Madre Occidental du nord-ouest du Mexique, au relief de modéré à élevé.

On accède à la propriété Bolivar par une route pavée (environ 305 km de Chihuahua) et près de 80 km de routes de gravier utilisables en toute saison au village de Cieneguita, situé à quelque 7 km au nord de la propriété. La distance à partir de Chihuahua est d'environ 392 km.

Le climat occidental de Chihuahua est semi-aride, avec une saison chaude de mai à novembre et une température plus clémente de décembre à avril. La température moyenne est de 25°C avec des précipitations annuelles d'environ 758 mm. La saison des pluies s'étend de juin à septembre – avec des précipitations de 83 mm à 188 mm – et une saison relativement sèche avec une moyenne mensuelle d'environ 26 mm de pluie durant le reste de l'année. Antérieurement, la mine Bolivar était exploitée toute l'année et fut rarement perturbée par des écarts climatiques saisonniers.

L'électricité pour les essais effectués à la mine Bolivar est fournie par une génératrice Diesel locale. Dia Bras prévoit se brancher au réseau national mexicain et conserver quelques génératrices sur le site de la mine. L'eau, industrielle et potable, est puisée sur les lieux.

Les deux villages de Piedras Verdes et Cieneguita sont situés près de la concession minière et comptent au total quelque 1 500 habitants (environ 1 000 à Cieneguita et 500 à Piedras Verdes) dont un certain nombre d'employés de la mine. Le transport à la mine à Bolivar ou au camp de Cieneguita se fait par des véhicules personnels et de la société.

Les élévations de la propriété minière Bolivar Mine varient de 1 800 m à 2 000 m au-dessus du niveau de la mer. Cette région est accidentée, le relief topographique passant de 250 m à 500 m. La principale caractéristique topographique est le petit ruisseau coulant vers le nord-nord-ouest en direction de Cieneguita et sa vallée entourée de montagnes couvertes d'arbres à gland et d'eucalyptus dans les régions basses et de pins dans les régions plus élevées. La végétation recouvre toute la région.

***Historique***

Historiquement, des activités d'exploitation, de prospection et d'exploration ont été menées sur des gisements polymétalliques Cu-Zn-Pb-Ag-Au de la ceinture de métaux précieux de la Sierra Madre du nord-ouest du Mexique depuis l'époque de la colonisation espagnole. Dans la majeure partie des propriétés actuelles, cette ceinture englobe trois districts miniers : le district Batopilas, le district Piedras Verdes et le district Urique.

En 1632, un filon d'argent natif a été découvert à La Nevada près de Batopilas. À partir de ce moment, des travaux d'exploitation sporadiques des gisements argentifères ont été effectués pendant près de cent ans. Une deuxième phase d'exploitation a commencé avec la mine Carmen vers la fin du 18$^{e}$ siècle, mais a été interrompue durant la guerre de l'Indépendance mexicaine de 1810 à 1821. Une troisième phase d'exploitation dans la région s'est déroulée de 1862 à 1914, mais a aussi été perturbée par la Révolution mexicaine de 1910.

Le district d'Urique se caractérise par des filons de fracture aurifères gisant dans des roches andésitiques. Depuis 1915, on a souvent tenté de développer les gisements miniers de la région. Des activités d'exploitation restreintes des gisements polymétalliques de ce district ont commencé avant 1910 par de gambusinos (artisans). Les registres de production de 1929 mentionnent 2 891 tonnes de minerai contenant 2 686 kg de cuivre, 7 990 kg de plomb, 1 061 kg d'argent et 44 kg d'or, titrant en moyenne 0,09 % Cu, 0,28 % Pb, 367 g/t Ag et 15,22 g/t Au. Depuis 1915, on a rapporté environ 300 millions d'onces d'argent produit dans le district Batopilas.

Les autres activités minières de la région comprennent le gisement aurifère Cieneguita de los Trejo situé aux abords du village de Cieneguita, lui-même situé à environ 1,5 km au nord-ouest du coin nord-ouest du permis d'exploitation El Cumbre. Dans les années 90, Glamis Gold Ltd. (Glamis) a développé une mine à ciel ouvert et produit de l'or par lixiviation en tas. On peut voir les anciens amas de déchets et le camp d'exploration actuel est situé à quelque 100 m à l'ouest d'un de ces tas.

De 1980 à 2000, près de 300 000 tonnes de matériel minéralisé ont été exploitées alors que la mine Bolivar était sous le contrôle de la famille Bencomo de la façon suivante :

- 195 000 tonnes de la tendance Fernandez
- 90 000 tonnes de la tendance Rosario
- 15 000 tonnes de la région Pozo del Agua

Les registres détaillés de la production de cette période ne sont pas accessibles, mais elle serait de l'ordre de 50 tonnes par jour, la teneur moyenne du matériel minéralisé variant de 5 % Cu à 6 % Cu et de 25 % Zn à 30 % Zn.

***Géologie et minéralisation***

La région de la propriété Bolivar repose sur un assemblage de roches volcaniques et sédimentaires du Crétacé et du Tertiaire. Ces roches sont souvent incrustées de plutons granitiques de diverses dimensions. Un assemblage de 750 m d'épaisseur d'agglomérats andésitiques, de coulées et de tufs du Tertiaire inférieur au Crétacé supérieur recouvre la portion sud-ouest de la région et qu'on appelle la Série volcanique inférieure (SVI). Ces roches sont recouvertes par des ignimbrites rhyolitiques et dacitiques du Tertiaire moyen et des tufs de la Série volcanique

supérieure (SVS). En général, les roches de la région ont une tendance nord-ouest et plongent doucement vers le nord-est. Ces roches sont aussi entrecoupées par plusieurs failles normales d'une tendance nord-est, habituellement associées aux petits ravins.

La propriété Bolivar et les permis d'exploitation adjacents sont situés à l'intérieur d'une tendance nord-nord-ouest importante de la ceinture de métaux précieux Sierra Madre, qui contient un certain nombre de linéaments. D'ouest en est, ils sont les suivants :

- Le linéament El Sausal-Cieneguita : un certain nombre de mines et de concessions polymétalliques anciennes longent cette structure orientée nord-ouest et plongeant rapidement vers l'est. Des échantillons prélevés dernièrement durant les travaux souterrains par Dia Bras ont titré de 0,87 % Pb, 0,36 % Zn et 110 g/t Ag à 9,1 % Pb, 5,64 % Zn et 293 g/t Ag à l'ancienne mine San José de Pilar.

- La zone structurale Santa Maria : la largeur de cette zone de tendance nord-nord-ouest varie entre 300 m à 800 m et comprend plusieurs structures étroites (~ 1 m de largeur). Des échantillons par éclats prélevés récemment sur plusieurs filons et zones bréchiques par Dia Bras ont titré de 1,07 g/t Au à 5,5 g/t Au sur 70 cm à 3,5 m.

- Le linéament Urique : cette zone se dirige vers le nord et est parallèle à l'orientation générale du canyon Copper, un parc national mexicain, qui comprend la rivière Urique située à l'extérieur des propriétés actuelles. La région entre les linéaments Urique et El Sausal-Cieneguita est interprétée comme définissant un graben régional.

Les gisements de métaux communs et aurifères du district Batopilas représentent divers types de minéralisation, s'échelonnant du minerai de cuivre porphyrique et des gîtes skarnifères à une minéralisation aurifère et argentifère épithermal structurellement contrôlée comme suit :

- Des gisements aurifères épithermaux hautement sulfurés dans des coulées de roche, tufs, agglomérats et brèches andésitiques comme le gîte aurifère El Sausal. Ces gisements sont habituellement associés à une altération argileuse et phylleuse.
- Une minéralisation de cuivre porphyrique : une région à environ 2 km au sud-ouest de Batopilas, où une région de quelque 5 $km^2$ présente une altération argileuse et silicieuse autour du gîte de cuivre porphyrique Tahonas.
- Des gîtes skarnifiés : des falaises abondamment tachées de malachite sont normalement présentes tout le long de la tendance El Sausal-Cieneguita. Elles sont associées à une zone extensive d'altération skarnifère typique dans au moins deux couches de roches calco-silicatées contenant beaucoup de grenat de vert pâle à beige, d'épidote, de magnétite et d'hématite. Des lentilles de sphalérite massive contenant moins de chalcopyrite, de galène et de pyrite sont associées à des structures orientées nord-est qui coupent la tendance principale nord-ouest du linéament El Sausal-Cieneguita, comme à l'ancienne mine Bolivar. Ces lentilles en amas sulfurées ont entre 0,5 m x 1 m et 1,5 m x 4 m.
- La minéralisation aurifère et argentifère associée à des zones rouillées dans du granite (endoskarn) de gris pâle à rose, à grain fin et moyen. La pyrite est normalement sous forme de disséminations à grain fin dans la matrice et concentrée le long des fractures. Parfois, la chalcopyrite est aussi présente, comme le long de la tranchée de route près de l'ancienne mine Valenzuela.

### *Exploration*

Depuis décembre 2003, Dia Bras a effectué un programme d'exploration de cartographie géologique, d'échantillonnage des couches, de relevé topographique et de forage au diamant et a foré quelque 24 000 m dans 133 trous. Pour commencer, Dia Bras a communiqué avec Forage Orbit (une filiale de Forage St-Lambert de Val d'Or, au Québec) pour effectuer ces travaux. À partir de la mi-2004, le forage au diamant a été effectué par le personnel de Dia Bras. Pour les premiers 10 m des trous, la carotte HQ est récupérée. Par la suite, les tiges de forage sont réduites pour récupérer la carotte NQ. La plupart des échantillons sont conservés sur le site. Certains trous sont inclinés et orientés vers le sud-ouest et d'autres sont verticaux.

Ce programme a pour but d'explorer la minéralisation sulfurée polymétallique près de la surface dans les régions de roches calco-silicatées tachées de malachite, qui ont une tendance plongeante modérée vers le nord-est. Ces trous ont été sondés et ont tenté de mieux cerner les régions proches de la minéralisation sulfurée aurifère et polymétallique découverte et exploitée antérieurement.

Le forage d'exploration en 2004 et 2005 a découvert une nouvelle zone cuprifère présentant des teneurs aurifères importantes et située à l'extrémité sud de la tendance Rosario.

D'importantes régions d'altération skarnifiée, ainsi que la présence de zones riches en magnétite longeant la tendance Rosario principale, ainsi qu'au sud-est de la région du puits d'accès, dans les concessions minières Bolivar IV et Piedras Verdes indiquent le potentiel de la minéralisation skarnifère cachée à teneur Cu-Zn élevée.

***Échantillonnage indépendant par RPA***

RPA a recueilli un total de sept (7) échantillons, un échantillon pris au hasard et un échantillon en rainure des travaux souterrains de la tendance Rosario et cinq échantillons des carottes coupées du forage au diamant qui a sondé le Bolivar et elle les a expédiés à SGS Laboratories de Don Mills, en Ontario, pour des tests indépendants sur la teneur en cuivre, zinc, plomb, argent et or.

Les échantillons de RPA ont confirmé la présence de cuivre, de zinc et d'argent dont la teneur est de la même importance que dans le cas des tests du laboratoire Chemex. Les écarts sont jugés attribuables à la variabilité des teneurs métalliques entre les deux moitiés de la carotte et n'ont rien d'inquiétant aux yeux de RPA.

***Ressources minérales***

Les ressources minérales de la région Bolivar sont logées dans deux régions minéralisées, le gisement Bolivar et le gisement La Increible. Les ressources minérales du gisement Bolivar se trouvent en grande partie dans les deux zones minéralisées, la tendance vers le nord Rosario et la tendance vers l'est Fernandez. Ces deux orientations ont été délimitées en partie par des trous de forage au diamant et par des travaux de fond. Les ressources minérales de l'ancienne mine La Increible sont logées dans un certain nombre de lentilles orientées vers le nord.

RPA a évalué les ressources minérales du gisement Bolivar à l'aide de la banque de données des 133 trous de forage fournie par Dia Bras. Dans le cadre de cet estimé, RPA a effectué une nouvelle interprétation de la géologie et de la zone minéralisée et a dressé un modèle bloc pour évaluer les ressources minérales.

Pour le modèle bloc, des teneurs bloc ont été interpolées en utilisant la technique de distance inversement proportionnelle à la cinquième puissance (1/D5) et la taille des blocs étaient de 5 m (est-ouest) sur 5 m (nord-sud) et 2,5 m dans la dimension verticale. Les teneurs ont été interpolées dans chacune des vingt-cinq zones minéralisées en utilisant seulement les composites de chaque zone. En premier lieu, le gisement cuivre-zinc a été interprété sur les sections de forage en diverses lentilles minéralisées. Le logiciel Gemcom a été utilisé pour construire un solide tridimensionnel des lentilles minéralisées et les teneurs ont été interpolées dans les blocs des solides tridimensionnels en utilisant seulement les composites des essais des trous de forage à 2 m qui sont situés dans les solides.

RPA a évalué les ressources minérales du gisement Bolivar en utilisant une teneur de coupure en fonction du prix moyen approximatif du cuivre et du zinc, des coûts de production et du recouvrement attendu du modèle de ressources. RPA a utilisé le recouvrement général d'environ 75 % pour le cuivre et de 80 % pour le zinc, en se fondant sur les registres de production de cinq mois (février à juin 2005) à la fonderie Malpaso. RPA a utilisé les coûts de production estimés par Dia Bras pour la mine souterraine Bolivar. Ces coûts ont été déclarés semblables à ceux des petites installations cuivre-zinc au Mexique. Au prix actuel du cuivre d'environ 1,60 $US/lb et du zinc d'environ 0,58 $US/lb, la teneur de coupure pour évaluer la richesse du gisement Bolivar est calculée à 1,0 % Cu et 6 % Zn (3,4 % Cu Eq). RPA recommande que cette teneur de coupure soit utilisée pour déclarer la richesse minérale.

RPA a classé les ressources actuelles à Bolivar comme des réserves minérales estimées, indiquées et inférées comme l'illustre le tableau 1-1.

| Tableau 1-1 - RESSOURCES MINÉRALES | | | | | | |
|---|---|---|---|---|---|---|
| Exploration Dia Bras inc. – Gisement Bolivar | | | | | | |
| **Tendance** | **Catégorie** | **Tonnes** | **Teneur** | | | |
| | | | **% Cu** | **% Zn** | **g/t Ag** | **g/t Au** |
| Rosario | estimée | 26 700 | 1,34 | 7,81 | 31,15 | 0,08 |
| Rosario | indiquée | 325 000 | 2,48 | 9,48 | 49,65 | 0,25 |
| Rosario | inférée | 17 000 | 2,42 | 10,27 | 15,96 | 0,03 |
| Fernandez | indiquée | 24 900 | 3,18 | 1,78 | 211,67 | 2,69 |
| **Sous-total** | **indiquée** | **359 900** | **2,61** | **8,79** | **63,46** | **0,41** |
| **Sous-total** | **inférée** | **17 000** | **2,44** | **10,26** | **15,83** | **0,03** |
| | | | | | | |

**Notes :**

1. **Les définitions de CIM ont été respectées pour l'évaluation des ressources.**
2. **Les ressources minérales sont évaluées à la teneur de coupure de 1 % Cu et 6 % Zn un prix moyen du cuivre de 1,60 $US la lb et un prix moyen du zinc de 0,58 $US la lb, et une largeur minimum de 2,4 m pour une zone minéralisée.**
3. **La densité de la roche minéralisée est de 3,42 t/m3.**

### *Exploitation minière et broyage*

En ce moment, Dia Bras mène des activités d'exploitation minière d'essai à Bolivar, comprenant l'extraction du « minerai des travaux de mise en valeur » et de certains blocs minéralisés provenant des opérations minières antérieures. Les opérations minières sont entièrement mécanisées. Le matériel de la mine est suffisant pour appuyer l'activité actuelle de 100 tonnes par jour.

Les méthodes d'exploitation utilisées à Bolivar sont le retrait ainsi que l'abattage par trou profond pour les premières chambres. L'abattage par sous-étages peut aussi être utilisé pour la récupération des piliers. Les chambres ne seront pas remblayées. Le développement de la plupart des sites miniers se fera de haut en bas et le long du niveau inférieur, les piliers seront laissés à des intervalles réguliers entre les blocs de retrait.

Malpaso est une usine de flottation d'une valeur nominale de 200 tonnes par jour. Mais aujourd'hui, elle fonctionne au rythme d'environ 100 tonnes par jour. Cette usine produit deux concentrés, un concentré de cuivre et un concentré de zinc, par flottation régulière. La production record des cinq derniers mois indique que :

- Quelque 16 000 tonnes de matériel minéralisé ont été traitées.
- La moyenne supérieure des teneurs de l'usine a été de 1,86 % Cu et 7,34 % Zn.
- La teneur du concentré de cuivre varie de 25,86 % Cu et 8,4 % Zn à 29 % Cu et 11,20 % Zn, la teneur moyenne étant de 27,94 % Cu et 9,77 % Zn.
- La teneur du concentré de zinc varie de 54,10 % Zn et 2,16 % Cu à 58,42 % Zn et 12,15 % Cu, la teneur moyenne étant de 57,10 % Zn et 2,40 % Cu.
- La moyenne de récupération du cuivre a été de 76,29 % et du zinc de 84,50 %.

RPA n'a pas analysé les aspects environnementaux et de permis généraux de la mine de Bolivar et de l'usine Malpaso. Dia Bras déclare que les activités minières de Bolivar et les opérations de l'usine de traitement Malpaso sont conformes aux exigences environnementales qui s'appliquent et ajoute qu'elle n'a pas reçu d'avis de non-conformité de la part des autorités.

### *Exploration possible*

La mine Bolivar est un ancien producteur de cuivre et de zinc et les activités d'exploration menées par Dia Bras continuent d'élargir les zones connues de minéralisation de cuivre, de zinc et d'or le long de la direction de la tendance Rosario et de la tendance Fernandez, près de la galerie d'accès Bolivar. Des travaux récents de forage et de prospection autour de la mine Bolivar ont permis de découvrir de nouvelles cibles à l'intérieur des zones d'altération hydrothermale skarnifières, dont les plus proéminentes sont les suivantes :

- Rosario Sur: la principale cible est le prolongement de la structure Rosario. Une intersection importante de 1,14 % Cu, 0,06 % Zn, 61,35 g/t Ag et 3,08 g/t Au sur 4 m dans les skarns est rapportée à partir du trou de forage DB05B128, qui a entrecoupé la lentille No. 2. Cette intersection est aussi associée à une teneur élevée en magnétite dans les skarns.

- Ouest du puits d'accès : Dia Bras rapporte des intersections de teneurs élevées similaires de 1,34 % Cu, 1,16 % Zn et 47 g/t Ag sur plus de 26 m dans le trou DB04B041 et de 0,78 % Cu, 0,44 % Zn et 17 g/t Ag sur 34 m dans le trou DB04B044, avec beaucoup de magnétite. Il est intéressant de souligner que ces intersections sont près de la surface (moins de 35 m), et plus adéquates à un développement par mine à ciel ouvert dans l'avenir.

- Bolivar Noroeste: un bloc de trous de forage a entrecoupé une minéralisation sulfurée semblable à celles qui longent la tendance Rosario, à quelque 200 m au nord du puits d'accès de la mine Bolivar. Toutefois, à l'exception d'un trou orienté franc nord, et donc parallèle à la tendance interprétée, la lentille relativement riche en cuivre No. 2 n'a pas été sondée par ces trous.

RPA est d'avis que ces nouvelles zones sont ouvertes le long de la direction et devraient être sondées davantage.

D'après les études et les rapports techniques que nous avons consultés antérieurement, l'historique de l'exploitation minière dans la région, les notes durant nos visites sur le site et l'interprétation des derniers résultats de forage, RPA conclut que :

- Le potentiel de la minéralisation de cuivre, de zinc, d'argent et d'or sur la propriété Bolivar est intéressant et demande de plus amples travaux d'exploration.

- Malgré les activités d'exploration à petite échelle menées antérieurement, RPA considère que la propriété est à une étape d'exploration avancée.

- Il y a au moins deux tendances de minéralisation skarnifère Cu-Zn définies par au moins vingt-cinq lentilles minéralisées sur la propriété. Il s'agit de la tendance Rosario et de la tendance Fernandez.

- Les lentilles minéralisées sont longées dans des calcaires altérés du Crétacé (marbre et cornéennes) qui montrent un assemblage d'altération skarnifère typique, tel que la magnétite, le diopside, l'épidote et autres minéraux calco-silicatés.

- En général, les lentilles minéralisées sont empilées, bien que parfois discontinues le long de la direction, mais parallèles au contact avec le pluton granodiorite qui infiltre les calcaires.

- La tendance El Rosario est située à environ 150 m à l'est du principal ravin. Comme elle est parallèle à ce ravin, elle pourrait se prolonger le long de la direction dans une tendance nord-nord-ouest, au-delà de la région du forage actuel.

- La tendance Fernandez est orientée est-sud-est et s'étend de l'ancien puits d'accès à la région de la galerie No. 1.

- Les zones minéralisées longent le versant ouest de la montage (sur le côté est du ravin central).

- Les régions teintées de cuivre, associées à certaines zones minéralisées, sont visibles des airs, avec des taches de chrysocolle et de malachite, ainsi que des affleurements de skarn relativement plus résistants le long du versant est du ravin.

- La principale caractéristique structurelle est le ravin central orienté nord-nord-ouest et une zone d'altération de 25 m à 175 m de largeur sur au moins 2 km m de longueur, située sur le côté est du ravin, c'est-à-dire la région qui repose sur des calcaires et des roches andésitiques du Crétacé supérieur.

- Les structures secondaires est-sud-est et nord-est entrecoupent toutes les roches de la région et ont modifié l'orientation des lentilles minéralisées.

- Les intersections minéralisées rencontrées durant le programme de forage actuel oscillent entre 0,12 % Cu sur 3 m et 14,8 % Cu sur 1 m (la plupart des intersections oscillant entre 1 % Cu et 4 % Cu) et entre 0,11 % Zn sur 1 m et 38,8 % Zn (la plupart des intersections oscillant entre 3 % Zn et 8 % Zn).

- Une nouvelle zone cuprifère a été identifiée dans la partie sud de la région de forage. Elle est indiquée par une intersection de 1,14 % Cu, 0,06 % Zn, 61,35 g/t Ag et 3,08 g/t Au sur 4 m dans le trou DB05B128. Une intersection semblable a été rencontrée dans le trou DB05B127, situé à 25 m au nord du trou DB05B128. Ces intersections sont situées entre 550 m to 600 m au sud du puits d'accès de la mine Bolivar. RPA croit qu'il s'agit d'une nouvelle cible et recommande de plus amples essais. RPA souligne que ces intersections dont la teneur en cuivre est relativement élevée sont associées à une grande quantité de magnétite dans le skarn.

- Une zone semblable à forte teneur en cuivre est présente à quelque 125 m à l'ouest du puits d'accès de la mine Bolivar. Cette zone a été entrecoupée par deux trous et les résultats sont comme suit :

    - 1,34 % Cu, 1,16 % Zn et 47 g/t Ag sur 26 m dans le trou DB04B041, et
    - 0,78 % Cu, 0,44 % Zn et 17 g/t Ag sur 34 m dans le trou DB04B044.

- RPA est d'avis que cette nouvelle zone est ouverte le long de la direction et recommande de plus amples travaux d'exploration.

***Recommandations***

RPA considère que le projet Bolivar est une propriété qui doit être considérée et recommande un programme d'exploration systématique incluant le forage.

## PROJET PROMONTORIO

Ce rapport 43-101 est date du 24 janvier 2005.

***Situation actuelle***

La propriété d'exploration Promontorio englobe trois permis d'exploitation minière. Les deux premiers permis (Hidalgo et Promontorio) acquis de la famille Bovo, s'étend sur une région totale de 45 ha. Récemment, Dia Bras a fait l'acquisition du permis d'exploitation El Magistral, qui est adjacent, de Octavio P.R. Carlos, Esther A.T. Soto et José A.U. Escobar. Avec ce nouveau permis, la concession s'étend sur une région totale d'environ 187 ha. Même s'il a déjà été exploité à petite échelle et quelques ressources minérales ont été rapportées, le projet est à un étage intermédiaire d'exploration.

RPA comprend que depuis la fermeture des opérations souterraines à Veta Grande avant la loi sur l'environnement actuelle au Mexique, aucune responsabilité environnementale n'est rattachée à la propriété et elle est détenue en tant que permis d'exploration.

Le 15 juillet 2004, Dia Bras a signé une option d'achat avec les deux groupes de la famille Bovo pour les permis Hidalgo et Promontorio. Dia Bras a accepté de verser un total de 3 millions $US par versements annuels échelonnés de la façon suivante :

- Un versement initial de 40 000 $US.
- 60 000 $US à verser le 30 juin 2005.
- 100 000 $US à verser le 30 juin 2006.
- 150 000 $US à verser le 30 juin 2007.
- 150 000 $US à verser le 30 juin 2008.
- 2 500 000 $US à verser le 30 juin 2009.

Aucune redevance n'est rattachée aux permis d'exploitation Hidalgo et Promontorio. Selon l'entente susmentionnée, Dia Bras a aussi le droit de premier refus pour participer à toute activité d'exploration sur les nouvelles découvertes minérales effectuée dans un rayon de 50 km de ces deux concessions.

Le 24 novembre 2004, Dia Bras a aussi signé une option d'achat avec Octavio P.R. Carlos, Esther A.T. Soto et José A.U. Escobar, pour la concession El Magistral. Dia Bras a accepté de verser un total de 1 million $US par versements annuels de la façon suivante :

- Un versement initial de 50 000$US à verser le 24 novembre 2004.
- 75 000 $US à verser le 24 novembre 2005.
- 75 000 $US à verser le 24 novembre 2006.
- 100 000 $US à verser le 24 novembre 2007.
- 200 000 $US à verser le 24 novembre 2008.
- 500 000 $US à verser le 24 novembre 2009.

Cette entente visant El Magistral est assujettie à une *NSR* de 1,5 % pour la production à venir ou un versement annuel en espèces de 250 000 $US. Le total pour l'entente, incluant la *NSR* de 1,5 % est de 2 500 000 $US.

Selon l'entente El Magistral, Dia Bras a aussi le droit de premier refus pour participer à toute activité d'exploration sur les nouvelles découvertes minérales effectuée dans un rayon de 10 km de ces deux concessions.

Toutes les concessions sont assujetties à des frais de location annuels de 405 pesos mexicains/ha (75 735 $M) ou environ 6 700 $US pour l'année en cours au gouvernement de la province de Chihuahua.

### *Historique de l'exploration*

L'exploration pour les gisements polymétalliques Cu-Zn-Pb-Ag-Au dans la ceinture des métaux précieux Sierra Madre au nord-ouest du Mexique a été effectuée depuis la colonisation par les Espagnols. Dans la région générale de la propriété actuelle, cette ceinture englobe le district minier Ocampo.

L'exploitation minière a été menée sur la propriété avant le tournant du 19e siècle. Les travaux ont toutefois été interrompus à cause de la Révolution mexicaine de 1910 et n'ont pas redémarré avant 1920. Par la suite, l'exploitation sporadique des gisements argentifères s'est poursuivie pendant environ soixante-dix ans. En 1922, la Sierra Nevada Gold Corporation a expédié 27 envois par wagon de minerai commercial à la fonderie American Smelting and Refining Company (Asarco) à Chihuahua. Une deuxième phase d'exploitation a commencé avec les sociétés locales telles que Minas de Chihuahua, qui a poursuivi les travaux souterrains en 1940, utilisant la vapeur et produisant du minerai commercial de la mine à l'autoroute et ensuite à la fonderie à dos de mules. Une troisième étape d'exploitation sur la propriété a été effectuée par M. Chavez de 1973 à 1978.

Les plus récents travaux d'exploration sur la propriété ont été menés par Empresa Minera Can Mex S.A. de C.V. (Can Mex), qui a effectué une cartographie géologique, un échantillonnage lithogéochimique et un programme de forage à circulation inverse (*RCD*) de 34 trous entre 1993 et 1994. En 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) a effectué une cartographie géologique et un échantillonnage exhaustif sur toutes les excavations à ciel ouvert et travaux souterrains accessibles, incluant le tunnel Santiago. Toutefois, les résultats ne sont pas disponibles.

### *Géologie et minéralisation*

La région de la propriété Promontorio est caractérisée par des filons épithermaux aurifères et argentifères dans les zones richement sulfurées logées dans des roches pyroclastiques felsiques. Ceci comprend le gisement Ocampo situé à quelque 25 km (à vol d'oiseau) au sud-ouest de la propriété Promontorio. Ce site repose sur un assemblage de roches volcaniques constituées d'agglomérats, de coulées et de tufs andésitiques du Tertiaire inférieur au Crétacé supérieur, appelé la Série volcanique inférieure (SVI), recouvert par des ignimbrites rhyolitiques et dacitiques du Tertiaire moyen et des tufs de la Série volcanique supérieure (SVS). En général, les roches de la région ont une tendance nord-ouest et plongent doucement vers le nord-est. Ces roches sont aussi entrecoupées par plusieurs failles normales d'une tendance nord-est, habituellement associées aux petits ravins.

L'examen de la géologie régionale et des observations sur le site ont montré que, presque invariablement, les occurrences minérales dans cette région sont logées dans des roches felsiques pyroclastiques ou porphyritiques de la SVI. Ces venues longent habituellement les vallées des rivières où la SVS est exposée, et près des contacts avec les ignimbrites et autres roches intermédiaires pyroclastiques de la SVS.

Les métaux communs et la minéralisation aurifère de la région Promontorio sont surtout logés dans une tendance nord-nord-ouest et le filon Veta Grande plongeant abruptement vers l'ouest. Ce filon est entrecoupé par un certain nombre de filons tributaires orientés nord-est et nord-ouest tels que les filons Santiago, Mina Vieja et San Felipe No. 1. La minéralisation polymétallique or-argent-cuivre-plomb-zinc se trouve dans les zones bréchiques dans les tufs de lapilli de blanc à gris pâle de la SVI et est constituée de zones de sulfures massifs (50 cm à 1,5 m de largeur) contenant de grandes quantités d'énargite et de plus petites quantités de chalcocite, bornite, tétrahédrite, tennantite, pyrite, sphalérite et galène. L'or et l'argent se présentent sous forme d'électrum.

Quatre types de minéralisation polymétalliques Au-Ag-Cu-Pb-Zn-As sont reconnus à Promontorio, soit le type sulfures massifs ; le type sulfures disséminés ; le type mixte sulfures massifs et disséminés ; et le type brèches hydrothermales. La minéralisation la plus répandue et la plus riche est le type sulfures massifs.

***Ressources minérales***

Historiquement, les ressources minérales de la propriété Promontorio sont 625 000 tonnes de ressources minérales indiquées d'une teneur moyenne de 2,62 g/t Au, 65,86 g/t Ag, 4,04 % Cu, 0,16 % Pb, 0,49 % Zn et 0,86 % As. Des ressources minérales inférées totalisant quelque 398 000 tonnes d'une teneur moyenne de 2,13 g/t Au, 59,21 g/t Ag, 3,87 % Cu, 0,14 % Pb, 0,43 % Zn et 0,86 % As, ont aussi été rapportées. Ces ressources ont été évaluées par Mine Development Associates (MDA), de Reno, au Nevada, à une teneur de coupure de 0,5 % Cu, en utilisant une gravité spécifique de 3,34, et sont rapportées comme étant présentes dans cinq filons, comme l'illustre le tableau suivant. Les notes de RPA soulignent que les ressources minérales sont comprises dans les zones de sulfures massifs du filon Veta Grande.

| **RESSOURCES MINÉRALES HISTORIQUES<br>EXPLORATION DIA BRAS INC. – PROPRIÉTÉ PROMONTORIO** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Ressources minérales indiquées** | | | | | | | |
| **Filon** | **Tonnes** | **g/t Au** | **g/t Ag** | **% Cu** | **% Pb** | **% Zn** | **% As** |
| Veta Grande | 370 000 | 2,88 | 75,62 | 4,71 | 0,24 | 0,73 | 1,08 |
| Santiago | 85 300 | 1,35 | 34,96 | 2,93 | 0,06 | 0,37 | 0,67 |
| Mina Vieja HW | 31 500 | 2,72 | 83,42 | 6,26 | 0,13 | 0,05 | 1,45 |
| Mina Vieja | 77 200 | 4,14 | 72,10 | 2,95 | 0,03 | 0,03 | 0,19 |
| San Felipe | 59 700 | 0,75 | 32,07 | 1,71 | 0,02 | 0,02 | 0,31 |
| **Total** | **624 400** | **2,62** | **65,86** | **4,04** | **0,16** | **0,49** | **0,86** |
| **Ressources minérales inférées** | | | | | | | |
| Veta Grande | 160 300 | 3,05 | 88,94 | 5,69 | 0,27 | 0,87 | 1,31 |
| Santiago | 143 100 | 1,02 | 24,33 | 1,77 | 0,04 | 0,18 | 0,46 |
| Mina Vieja HW | 33 900 | 2,69 | 87,96 | 7,05 | 0,13 | 0,06 | 1,66 |
| Mina Vieja | 28 500 | 3,54 | 72,90 | 3,48 | 0,04 | 0,05 | 0,27 |
| San Felipe | 32 100 | 0,60 | 23,32 | 1,09 | 0,02 | 0,02 | 0,12 |
| **Total** | **397 900** | **2,13** | **59,21** | **3,87** | **0,14** | **0,43** | **0,86** |
| | | | | | | | |
| **Note: Les ressources minérales mentionnées ont été évaluées par MDA, 1997 à une teneur de coupure de 0,5 % Cu.** | | | | | | | |

MDA a évalué les ressources minérales en utilisant la méthode de coupe. RPA est toutefois d'avis que les données actuellement disponibles ne sont pas suffisantes pour estimer les ressources minérales ou les réserves minérales définies dans NI 43-101. Pour une estimation des ressources minérales, RPA recommande un programme additionnel de forage au diamant, un échantillonnage par éclats ou en rainure de la vaste zone d'altération sur la surface et des filons longeant les travaux souterrains.

### *Exploration récente par Dia Bras*

Depuis qu'elle a fait l'acquisition de la propriété, Dia Bras a commencé un programme de cartographie géologique et de forage au diamant pour sonder les extensions plongeantes et longeant la direction des filons minéralisés de Promontorio. Ce programme est actuellement en cours. Au total, Dia Bras a sondé environ 3 175 m dans 15 trous de forage. Tous ces trous étaient inclinés et leur longueur totale variait entre 38 m et 340 m, la plupart étant de 160 m à 300 m. Les résultats indiquent que du cuivre et de l'or d'une teneur moyenne à élevée étaient entrecoupés dans la plupart des trous. Ces teneurs oscillaient entre 0,15 % Cu sur 2 m et 10,57 % Cu sur 3,5 m (la plupart des intersections oscillant entre 1 % Cu et 6 % Cu) et entre 0,25 g/t Au sur 2 m et 8,51 g/t Au (la plupart des intersections oscillant entre 0,5 g/t Au et 2 g/t Au). Au total, 527 échantillons ont été recueillis pour des tests pour Cu, Au et Ag.

### *Échantillonnage indépendant de RPA*

RPA a recueilli treize échantillons pour des tests indépendants. Trois étaient constitués d'affleurements de surface, un provenait d'une pile de stockage de roche minéralisée des travaux souterrains et huit étaient tirés du forage au diamant antérieur et actuel. RPA les a fait tester pour Au, Ag, Cu, Zn, Pb et As chez SGS Laboratories, à Don Mills, en Ontario. Les carottes comprenaient des échantillons de quelques intersections à forte teneur telles que les zones de sulfures massifs de Veta Grande, ainsi que des zones aurifères à faible teneur à travers des zones de brèches dans la zone d'altération avec de la pyrite disséminée.

Les résultats de l'échantillonnage indépendant indiquent qu'en général ces nouveaux tests se comparent relativement bien aux résultats de Dia Bras. Les teneurs de RPA oscillent entre 0,01 g/t Au et 6,99 g/t Au, 11,6 g/t Ag et 507 g/t Ag, 0,01 % Cu et 62,15 % Cu, <0,01 % Zn et 1,08 % Zn, 0,02 % Pb et 0,25 % Pb et 0,01 % As et 11,94 % As.

### *Sondage métallurgique*

Les tests métallurgiques sur les échantillons Promontorio ont été effectués par Sierra Dorada S.A. de C.V., une filiale à part entière de Sierra Nevada, in 1997 et ceux menés par Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). Les résultats rapportés par CRM sont divisés en deux étapes : une en juillet 1997 et une autre en septembre 1997. Comme la propriété a été inactive jusqu'à sa récente acquisition par Dia Bras, aucun autre test métallurgique n'a été effectué. Les travaux ont été menés par CRM de la façon suivante :

- Préparation d'un concentré par flottation à partir d'un échantillon en vrac pour récupérer l'or, l'argent et le cuivre, avec un effet minimal de l'arsenic contenu dans le « minerai ».
- Analyse par diffraction X des échantillons pour établir la relation intime entre le cuivre et l'arsenic.

D'après les résultats des travaux susmentionnés, CRM a effectué d'autres tests sur diverses classes granulométriques d'un kilo de « minerai » broyé et a conclu que le concentré par flottation contenait une forte teneur en cuivre ainsi que des teneurs élevées en arsenic et faibles en or et argent.

CRM a effectué huit (8) tests par lixiviation biologique sur les échantillons Promontorio originaux et sur le concentré. Les résultats sont les suivants :

- Il y a très peu d'écart dans la récupération du cuivre en fonction de l'agent bactérien utilisé.
- La récupération du cuivre oscille entre environ 8 % et 21 % pour l'échantillon original (de tête) et le concentré. Toutefois, ces tests ont aussi montré que près de 9 % de l'arsenic accompagnait aussi le cuivre.

En juin 2004, Dia Bras a expédié un échantillon de 10 kg de Promontorio pour des tests métallurgiques aux laboratoires Nichromet Extraction Inc. (Nichromet) à Sherbrooke, au Québec. La carotte contenait diverses quantités de matériel oxydé avec des teneurs principales de 0,49 % Cu, 3,76 g/t Au, 75,0 g/t Ag, <0,05 % Zn, <0,05 % Pb, 14,6 % Fe, 0,05 % As, 0,06 % Sb et 13,7 % sulfures.

Chez Nichromet, la lixiviation de cet échantillon a été menée en deux étapes. D'abord, le sulfure a été extrait par oxydation contrôlée, en utilisant de l'air pauvre, le taux d'oxygène étant réduit de 20 % $O_2$ à 10 % $O_2$, par injection de gaz de combustion à l'entrée ou au laboratoire dilution de l'air avec de l'azote. La température de ce test a été maintenue à 600° C. Ensuite, l'échantillon oxydé a été refroidi avec du chlore gazeux pour déclencher la réaction de chloration. Durant ce processus de chloration, les constituants métalliques sont transformés en éléments solubles. Ceci fut d'abord effectué par attaque au brome suivie par une substitution du chlore au brome et une régénération du brome libre et les teneurs métalliques de l'échantillon ont été établies en filtrant le mélange réactionnel et rinçant le solide stérile avec de la saumure. L'or et l'argent ont été extraits de la solution par contact avec du charbon activé. Le cuivre a été extrait du jus fort résiduel par cémentation avec le fer et les teneurs de zinc et de plomb ont été évaluées par correction de l'acidité ou extraction par solvant.

D'après les expériences susmentionnées, le laboratoire a conclu qu'environ 90 % du cuivre, 99 % de l'or et 93 % de l'argent ont été récupérés par la méthode Nichromet. Les résultats précédents ont aussi indiqué qu'il n'y a presque pas eu d'arsenic lixivié de l'échantillon et qu'il a été rendu insoluble par ce traitement.

RPA comprend que Dia Bras pense expédier d'autres groupes d'échantillons à Sherbrooke, au Québec pour des essais à l'aide de la méthode Nichromet.

### *Exploration possible*

La propriété Promontorio est constituée de quatre principaux type de minéralisation polymétallique Au-Ag-Cu-Pb-Zn logée dans au moins cinq filons minéralisés dans les tufs de lapilli du Crétacé supérieur, soit

- Minéralisation de sulfures massifs.
- Minéralisation de sulfures disséminés le long des zones de cisaillement.
- Minéralisation mixte de sulfures massifs et de sulfures disséminés.
- Minéralisation de brèches hypothermales.

RPA considère qu'elles sont une minéralisation épithermale à haute teneur en soufre structurellement contrôlée. RPA est d'avis qu'il y a un fort potentiel pour une nouvelle minéralisation d'or, d'argent, de cuivre, de zinc et de plomb dans la région du projet Promontorio.

Une nouvelle zone minéralisée plus vaste a été entrecoupée dans les trous P96-01 et P96-02, mais elle n'a pas encore été identifiée comme cible. Ces intersections sont situées à environ 20 m à 25 m à l'est du filon Veta Grande et, en général, ont une teneur plus large et plus élevée que la moyenne des autres trous de forage, comme mentionné précédemment. RPA est d'avis qu'il s'agit d'une nouvelle cible et recommande un nouveau programme de forage.

### *Conclusions*

D'après les études et les rapports techniques que nous avons consultés, l'historique de l'exploitation minière dans la région et les notes durant nos visites du site, RPA conclut que :

- Le potentiel de la minéralisation d'or, d'argent, de cuivre, de zinc et de plomb sur la propriété Promontorio est intéressant et demande des travaux d'exploration subséquents.
- De l'avis de RPA, le projet est dirigé par un groupe de professionnels qui ont acquis beaucoup d'expérience en géologie locale et méthodes d'exploitation minière.
- Malgré les activités d'exploration à petite échelle menées antérieurement, RPA considère que la propriété est à une étape d'exploration intermédiaire.
- Il y a au moins cinq filons minéralisés sur la propriété. Ils sont logés dans des tufs de lapilli du Crétacé supérieur, soit Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja et San Felipe
- Le filon Veta Grande est situé à environ 50 m à l'est du ravin central. Comme il est parallèle à ce ravin, il pourrait se prolonger le long de la direction dans une tendance nord-ouest au-delà des concessions minières actuelles Hidalgo et Promontorio et dans la concession minière El Magistral.

- Les zones minéralisées sont visibles des airs et situées le long du versant ouest de la montagne (du côté est du ravin central) avec des taches limoniteuses ainsi que des affleurements silicifiés relativement plus résistants le long du flanc ouest du ravin.
- La principale caractéristique structurelle est le ravin central orienté nord-ouest et une zone d'altération de 300 m de largeur sur 1,5 km m de longueur est située sur le côté est du ravin, c'est-à-dire la région qui repose sur des tufs felsiques du Crétacé supérieur (SVI).
- Les intersections minéralisées entrecoupées durant le programme de forage actuel oscillent entre 0,15 % Cu sur 2 m et 10,57 % Cu sur 3,5 m (la plupart des intersections oscillant entre 1 % Cu et 6 % Cu) et 0,25 g/t Au sur 2 m et 8.51 g/t Au (la plupart des intersections oscillant entre 0,5 g/t Au et 2 g/t Au).
- Une nouvelle zone minéralisée plus vaste a été entrecoupée dans les trous P96-01 et P96-02, mais elle n'a pas encore été identifiée comme cible. Ces intersections sont situées à environ 20 m à 25 m à l'est du filon Veta Grande et, en général, ont une teneur plus large et plus élevée que la moyenne des autres trous de forage, comme mentionné précédemment. RPA est d'avis qu'il s'agit d'une nouvelle cible et recommande un nouveau programme de forage.
- Aucune anomalie ou structure n'est située sur le côté ouest du ravin, c'est-à-dire que la région repose sur des tufs andésitiques du Tertiaire moyen (SVS).

***Recommandations***

RPA considère que le projet Promontorio est une propriété qui doit être considérée et recommande un programme d'exploration systématique.

## DIVIDENDES

Depuis sa constitution, la société n'a jamais déclaré ni versé de dividendes et elle ne prévoit pas le faire dans un avenir rapproché puisque tous les fonds disponibles seront utilisés pour financer les activités d'exploration et de mise en valeur et les acquisitions. Tout versement futur de dividende dépendra des besoins en capitaux et de la situation financière de la société ainsi que d'autres facteurs que le conseil d'administration jugera pertinents dans les circonstances.

## STRUCTURE DU CAPITAL

### 1. DESCRIPTION GÉNÉRALE DE LA STRUCTURE DU CAPITAL

Le capital autorisé de la société consiste en un nombre illimité d'actions ordinaires sans valeur nominale. Chaque action ordinaire comporte un droit de vote. Les porteurs d'actions ordinaires ont le droit de recevoir l'avis de convocation, d'assister et de voter à l'assemblée des actionnaires de la société. Les porteurs d'actions ordinaires ont le droit de recevoir au pro rata des dividendes, sous réserve de leur déclaration par le conseil d'administration de la société, versés à même les fonds légalement disponibles. À la liquidation ou dissolution volontaire ou involontaire de la société, ils ont droit au partage au pro rata du reste de l'actif à distribuer après paiement des éléments de passif de la société.

### 2. RESTRICTIONS

Il n'y a aucune restriction sur la propriété des titres de la société.

### 3. NOTES

Aucune agence de notation n'a donné de note à la société.

## MARCHÉ POUR LA NÉGOCIATION DES TITRES

### 1. COURS ET VOLUME DES OPÉRATIONS

Les actions ordinaires sont inscrites à la cote de la bourse de croissance TSX sous le symbole « DIB ».

Les fourchettes de cours et le volume par mois pour l'année 2005 et le premier trimestre de 2006 sont comme suit :

| Mois | Bas | Haut | Volume |
|---|---|---|---|
| | $ | $ | # |
| **2006** | | | |
| Mai | 0,59 | 0,79 | 4 435 117 |
| Avril | 0,52 | 0,65 | 2 408 030 |
| Mars | 0,68 | 0,41 | 3 568 322 |
| Février | 0,57 | 0,39 | 3 819 228 |
| Janvier | 0,45 | 0,24 | 4 300 908 |
| **2005** | | | |
| Décembre | 0,25 | 0,20 | 3 027 264 |
| Novembre | 0,275 | 0,20 | 2 769 796 |
| Octobre | 0,37 | 0,20 | 4 873 933 |
| Septembre | 0,32 | 0,21 | 3 133 023 |
| Août | 0,34 | 0,185 | 2 389 428 |
| Juillet | 0,45 | 0,31 | 455 001 |
| Juin | 0,55 | 0,41 | 764 667 |
| Mai | 0,57 | 0,43 | 1 883 403 |
| Avril | 0,70 | 0,45 | 1 337 611 |
| Mars | 0,75 | 0,45 | 2 385 177 |
| Février | 0,73 | 0,63 | 1 427 047 |
| Janvier | 0,74 | 0,61 | 2 120 900 |

### 2. VENTES ANTÉRIEURES

Il n'y a aucun titre de la société non inscrit à la cote d'un marché canadien en circulation à l'exception des bons de souscription compris dans les unités émises.

## TITRES ENTIERCÉS

Il n'y a pas de titres entiercés.

## ADMINISTRATEURS ET DIRIGEANTS

### 1. NOM, POSTE ET TITRES DÉTENUS

Le tableau ci-après présente pour chacun des administrateurs et dirigeants de la société, leur nom, la province ou l'État et le pays de résidence, les postes qu'ils occupent ou ont occupé dans la société ainsi que leur occupation principale au cours des cinq dernières années, la date à laquelle ils ont été élus au conseil d'administration ou nommés dirigeants et le nombre d'actions ordinaires qu'ils détiennent.

| **Nom, poste dans la société et la province ou État et pays de résidence** | **Occupation principale** | **Administrteur / Dirigeant de la société depuis** | **Nombre d'actions ordinaires détenues ou sur lesquelles une emprise est exercée** |
|---|---|---|---|
| **Thomas L. Robyn** (A)<br>Président du conseil et administrateur<br>*Parker (États-Unis)* | Président,<br>*ST Group, Inc.* | 30 août 2005 | 300 000 |
| **Réjean Gosselin** (A)<br>Président, Chef de la direction et administrateur<br>*Québec (Canada)* | Président et chef de la direction de la société | 30 septembre 20033 | 642 834 |
| **James A. Culver** (B)(C)<br>Administrateur<br>*Jersey City (États-Unis)* | Président et chef de la direction,<br>*TPG Commercial Finance* | 25 février 2005 | 25 300 |
| **Robert D. Hirsh** (B)(C)<br>Administrateur<br>*Mexico (Mexique)* | Directeur gérant et chef – unité des marchés des capitaux,<br>*Scotiabank Inverlat* | 25 février 2005 | 275 000 |
| **Philip Renaud** (B)(C)<br>Administrateur<br>*Londres (Royaume-Uni)* | Directeur général,<br>*Church Advisors* | 1er octobre 2003 | 5 813 501 |
| **André St-Michel**<br>Vice-président exécutif<br>*Québec (Canada)* | Vice-président exécutif de la société | 30 septembre 2003 | 297 567 |
| **Leonard Teoli**<br>Chef des opérations financières<br>*Québec (Canada)* | Chef des opérations financières de la société | 1er octobre 2001 | 88 400 |
| **Luce L. Saint-Pierre**<br>Secrétaire<br>*Québec (Canada)* | Consultante | 1er août 2003 | 45 000 |

A) Membre du comité de régie d'entreprise.

B) Membre du comité de vérification.

C) Membre du comité de rémunération.

Les administrateurs et dirigeants ont occupé les postes indiqués au cours des cinq dernières années à l'exception de ce qui suit :

M. Réjean Gosselin a été nommé chef de la direction et président de la société le 2 février 2006. Il était président de la société depuis le 14 novembre 2003. Avant cette date, M. Gosselin était chef de la direction de Ressources Temoris inc. (auparavant Exploration diamantifère Oasis inc.) (« Temoris »).

M. André St-Michel a été nommé vice-président exécutif de la société le 14 novembre 2003. Avant cette date, M. St-Michel était président de Temoris.

## 2. INTERDICTIONS D'OPÉRATIONS, FAILLITES, AMENDES OU SANCTIONS

Monsieur *Réjean Gosselin* est un dirigeant et administrateur de Temoris. Temoris a fait l'objet d'une interdiction d'opérations sur valeurs pendant une période de plus de 30 jours consécutifs en raison du retard dans le dépôt des états financiers. L'interdiction a été levée.

Monsieur *André St-Michel* était un dirigeant et administrateur de Temoris lorsque Temoris a fait l'objet d'une interdiction d'opérations sur valeurs pendant une période de plus de 30 jours consécutifs en raison du retard dans le dépôt des états financiers. L'interdiction a été levée.

Madame *Luce L. Saint-Pierre* était secrétaire de Ressources Ste-Geneviève ltée, Ressources KWG inc. et Exploration Stratégique inc. lorsque ces sociétés ont fait l'objet d'interdictions d'opérations sur valeurs pendant une période de plus de 30 jours consécutifs en raison du retard dans le dépôt des états financiers. Les interdictions ont été levées sauf pour Exploration Stratégique inc.

Madame *Luce L. Saint-Pierre* était secrétaire de Ressources Ste-Geneviève ltée, et Ressources KWG inc. lorsque ces sociétés ont déposé une requête en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Madame Saint-Pierre est toujours secrétaire de ces sociétés.

## 3. CONFLITS D'INTÉRÊTS

Dans la mesure où certains administrateurs siègent également au conseil d'autres sociétés, il est possible que certaines occasions d'affaires se présentent en même temps à ces sociétés et à Dia Bras, et même que ces sociétés participent dans les mêmes projets que la société.

Dans l'exercice de leurs fonctions, les administrateurs doivent agir honnêtement et de bonne foi et dans le meilleur intérêt de la société. Ils doivent agir avec le soin, la diligence et la compétence dont ferait preuve une personne raisonnablement prudente.

Tout administrateur qui, d'une façon ou d'une autre, a un intérêt, direct ou indirect, dans une convention ou opération proposée à la société, est tenu de divulguer la nature et l'étendue de cet intérêt lors d'une réunion du conseil d'administration.

# POURSUITES

En 2005, une poursuite a été engagée au Mexique par un individu contre la filiale de la société, Dia Bras Mexicana S. de R.L. (« DBM »), pour annuler et révoquer les conventions d'achat de la propriété Bolivar entre DBM et M. Javier Octavio Bencomo Munoz et Minera Senda de Plata, S.A. de C.V. La société a déposé sa défense à la suite du dépôt de la poursuite contre DBM. La direction n'est pas en mesure de prédire l'issue de cette poursuite ni le temps qu'il faudra pour régler cette question. La société traite avec prudence cette action en justice qui, selon l'évaluation courante de la société, ne devrait pas engendrer de perte financière pour elle.

# MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À la connaissance de la société, au cours des trois derniers exercices financiers , aucun administrateur ou dirigeant de la société, ni aucune personne qui est propriétaire véritable, directement ou indirectement, de plus de 10 % des titres comportant droit de vote de toute catégorie ou série de titres en circulation de la société ou qui exerce une emprise sur plus de 10 % de ces titres, ni aucune personne ayant des liens avec les personnes auxquelles il est fait mention ci-devant, n'a eu d'intérêt important, directement ou indirectement, dans toute opération qui a affecté ou qui pourrait affecter la société d'une manière appréciable.

## AGENT RESPONSABLE DES TRANSFERTS ET DES REGISTRES

L'agent responsable des transferts et des registres de la société est Services aux investisseurs Computershare Inc., 1500 University, bureau 700, Montréal (Québec) H3A 3S8.

## CONTRATS IMPORTANTS

Il n'y a aucun contrat important en vigueur qui a été conclu hors du cours normal des activités.

## INTÉRÊTS DES EXPERTS

M. Hrayr Agnerian de Scott Wilson Roscoe Postle Associates Inc. a préparé et certifié des rapports suivants (les « rapports ») :

- Le rapport technique sur le projet Cu-Zn Bolivar daté du 25 octobre 2005; et
- Le rapport technique sur la propriété d'exploration or-cuivre Promontorio daté du 24 janvier 2005.

À la connaissance de la direction, M. Hrayr Agnerian i) n'avait aucun intérêt, inscrit ou bénéficiaire, direct ou indirect, dans les titres ou toute propriété de la société ou l'une ou l'autre de ses sociétés associées ou affiliées lorsqu'il a préparé les rapports; ii) n'a reçu aucun tel intérêt après le dépôt des rapports; et iii) ne recevra aucun tel intérêt.

## RENSEIGNEMENTS COMPLÉMENTAIRES

Des renseignements complémentaires sur la société sont disponibles sur SEDAR à WWW.SEDAR.COM.

Des renseignements complémentaires, dont l'information sur la rémunération des dirigeants, les prêts aux dirigeants, les principaux porteurs des titres de la société, le nombre d'actions pouvant être émises en vertu de régimes de rémunération à base d'actions se retrouvent dans la circulaire de sollicitation de procurations pour l'assemblée annuelle de la société le 31 mai 2006.

De l'information financière additionnelle se trouve également dans les états financiers comparatifs arrêtés à la fin du dernier exercice (période de neuf mois terminée le 31 décembre 2005) ainsi que dans le rapport de gestion s'y rapportant.

File No. 82-34990

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 9- 2006

# DIA BRAS ACQUIRES AN ENTIRE SILVER DISTRICT IN CHIHUAHUA, MEXICO

*Properties cover more than 7,500 hectares including twelve former mines*

Montréal, Québec - May 31, 2006 - **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce the acquisition of the entire Cusihuiriachic (Cusi) silver district in Chihuahua state, 40 km from the Company's Malpaso Mill. The properties acquired cover more than 7,500 hectares, including 12 former mines that historically produced high grade silver. Dia Bras has initiated systematic exploration on selected past-producing mines.

## The transactions

The properties were previously owned by Mexican families, private companies, and one publicly-owned company, Pershimco Resources (PRO: TSX-V). In addition, the Company has claimed open ground in the district. Acquisitions, subject to regulatory approval, are the following:

1. Purchase of 1,712 hectares from several individual families for a total cash payment of US$945,000, issuance of 1.2 million Dia Bras shares. The properties are subject to a 1.5% NSR capped at US$1.5 million, with a US$1 million buy back option;
2. Signing of an exclusive option to purchase up until June 30th, 2006, of more than 883 hectares from a private company, Compania Minera Cusi, for approximately US$5 million payable over three years plus a sliding scale royalty. Final terms are being negotiated;
3. Purchase of a 70% interest in Pershimco's 36 hectare-property for a work commitment of US$4 million dollars over the next 30 months, plus a US$200,000 cash payment and a private placement of CA$340,000. The property is subject to a 2% NSR of which 1% can be bought back for US$1 million;
4. Claiming by Dia Bras of 5,000 hectares in order to fill in between these properties and thereby secure the remainder of the district.

"We are very enthusiastic about initiating a systematic exploration and development program at Cusi with the objective of adding precious metals into our pilot-mining production by the fourth quarter of 2006. This region is very promising and the potential of these former mines at depth has never been explored. This is an example of management's forward thinking, because it will allow the company to expand production at the Malpaso mill, while we continue progress towards a feasibility study for a large mill on-site at our cornerstone Bolivar property", said Dr. Thomas Robyn, executive chairman of Dia Bras.

"The production and exploration teams at Dia Bras Mexicana are positively challenged by this new territory to explore and develop. We have recently outsourced our ambitious 25,000 meter drilling program to Canmex in order to leverage on our exploration expertise at both the large-tonnage Cu and Zn targets at Bolivar and at this Cusi silver district", said Réjean Gosselin, president and CEO of Dia Bras.

## The geology of the Cusi silver district

The property covers the silver district of Cusi, in the central western part of the State of Chihuahua, approximately 125 km west of the city of Chihuahua. The property covers 75 square kilometers in the Sierra Madre.

Silver mineralization occurs in vertical quartz-veined breccia zones of epithermal origin, and silver and base metal sulphides enrichment are fund at depth.

At least nine mineralized structures of vein/stockwork and breccia types, each ranging from 500 m to 2,000 m in length and from place to place, up to 50 m in width, were exploited by previous operators.
These structures were mined historically starting about 300 years ago but have been left untouched since the 1930s. At least 10 million ounces of silver were extracted by the Cusi Mining Company alone, between 1927 and 1932 from its five small underground mines. Few mines were exploited into the sulphide zones due to lack of infrastructure, technology and expertise.

**About Dia Bras**
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects – Bolivar and Promontorio – in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information of our Mexican exploration, please consult our Web Site at diabras.com

-30-

For further information, please contact:
Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED
MARCH 31, 2006

## MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended March 31, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

### 1.1 YEAR END AND DATE OF MD&A

In 2005, the Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the three-month period ended March 31, 2006 is as of May 29, 2006.

### 1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

### 1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the three-month period ended March 31, 2006, the Company continued its pilot mining program at the Bolivar mine property. The program provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash-flow in December 2005 and continued throughout the first quarter of 2006.

Base metal prices continued their spectacular rise during the quarter.

The Company has just completed its most productive quarter since the start, in February 2005, of its pilot mining program, producing concentrate of US$ 5.3 M in value including the March 2006 production estimated at US$ 2.37 M. The Q1 production exceeds the forecast of US$ 4.0 M due to higher zinc grade mined and to higher market prices for both zinc and copper over that period.

**Bolivar Mine Pilot Program**
Summary of the First Quarter 2006

| **Ore processed** | | | **Tonnes** | **Total Production Value US $ (Million)** | **Production cost US $ (Million)** |
|---|---|---|---|---|---|
| Actual | | | 22,469 | 5.3 | 2.4 |
| Forecast | | | 22,500 | 4.0 | 2.5 |
| Over (under) | | | (31) | 1.3 | 0.1 |
| **Zinc** | **Grade Average** | **Recovery Rate** | 1.3 | **Production value in US$ (million)** | |
| Actual | 13.62% | 92.12% | 4,898 | 3.7 | |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 | |
| Over (under) | 2.62% | 7.12% | 1,198 | 1.1 | |
| **Copper** | **Grade Average** | **Recovery Rate** | **Cu Concentrate Production in DMT** | **Production value in US$ (million)** | |
| Actual | 2.50% | 78.04% | 1,483 | 1.6 | |
| Forecast | 2.60% | 75.00% | 1,600 | 1.4 | |
| Over (under) | (0.1%) | 3.04% | (117) | 0.2 | |

The following table presents average data per tonne processed in the pilot mining program for the three-month period ended March 31, 2006:

| | **US$** |
|---|---|
| Net smelter revenue | 234.70 |
| Direct operating cash costs | 104.60 |
| Gross margin before amortization | 130.10 |

## Bolivar mine property

During the quarter, the Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent close to $5 million in property costs and exploration and development expenses.

During the month of March 2006, the company processed 7,983 dry metric tonnes (DMT) (its best monthly performance) of ore at its Malpaso Mill facility, for a total of 22,461 DMT processed for the quarter ended March 31, 2006 (22,500 DMT forecasted tonnage). Since the capacity was increased to 300 tpd in the last quarter of 2005, the Malpaso Mill has been running smoothly. Fine tuning performed since that time has allowed the mill to process over 350 DMT per day on several occasions during the quarter.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

## Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at March 31, 2006, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase the capacity to 600 tpd by the end of 2006.

## Promontorio Property

At the end of the quarter the Company was preparing to resume exploration work at Promontorio. A six-hole drilling campaign, as part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report, has just been completed in mid-May. The Company is awaiting final results from assays which should be published shortly.

## 1.4 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31 | |
|---|---|---|---|
| | 2005 $ | 2005 $ | 2004 $ |
| Sales of concentrate i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Net loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Net loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,291,813 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

## 1.5 RESULTS OF OPERATIONS:

### Corporate

During the three-month period ended March 31, 2006, the Company incurred a net loss of $490,467 (<$0.01 per share) compared to a net loss of $496,456 ($0.01 per share) for the three-month period ended March 31, 2005. The loss includes a stock-based compensation non cash cost of $234,685 relating to the accounting cost of options vested during the period ($ 115,466 in 2005). Since the start of 2006, the company has been very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. It participated in the PDAC mining show held in Toronto in March 2006 and will continue to be active in regards throughout the year.

Administrative expenses also increased compared to the same period in 2005 as the Company increased the number of its full time employees in Q3-2005.

Total interest income increased in the quarter compared to the same period in 2005 as the Company maintained a constant level of cash during the quarter.

### Results of the pilot-mining program at Bolivar

In March, the pilot program completed its fourth consecutive month of positive operating cash flow. Total sales of concentrate amounted to $6,129,281 and exceeded forecast as zinc and copper prices continued to rise during the period. Total direct cash operating costs for the quarter amounted to $2.5 M. Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing.

There were no revenues from the pilot mining program during the three-month period ended March 31, 2005, since the program at Bolivar had just started.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

## 1.6 SUMMARY OF QUARTERLY RESULTS :

| Quarter ended | Net loss<br>$ | Net loss per share<br>$ |
|---|---|---|
| March 31, 2006 | 490,467 | <0.01 |
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |
| September 30, 2004 | 254,940 | 0.01 |
| June 30, 2004 | 142,594 | 0.01 |

Between September 2003 and December of 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities. During 2005, staff level was increased at the Montreal head office to the increasing work load.

## 1.7 LIQUIDITY:

As at March 31, 2006, the Company has a working capital of $5,276,667 including $3,920,853 in cash and cash equivalent compared to $4,291,813 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement is due to the Bolivar Pilot mining program during the quarter.

As at March 31, 2006, sales tax and other receivables amount to $1,421,798 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings are obviously larger in value. The Company is regularly monitoring with local Mexican IRL authorities which they have met on several occasions during the quarter to follow-up on new specific audit requests.

Accounts payable and accrued liabilities amount to $762,204 ($771,264 as at December 31, 2005) and include an obligation of $145,875 (US$125,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

## 1.8 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates. During the quarter, the company did not complete any private placement.

During the quarter, the Company exercised 666,666 warrants to purchase 666,666 common shares of Ecu Silver Mining Inc. at a price of $0.39 per share for a total amount $260,000. The Company disposed of its total investment realizing a gain on disposal of $152,800.

In November 2005, the Company completed private placements totalling $4.5 million. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital was also expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its exploration and development effort at the Bolivar project with the cash flow generated from its pilot-mining program at the Bolivar mine.

The Company remains open to favorable opportunities on the capital markets to finance acquisitions and development that would help support the company's growth.

## 1.9 FINANCIAL COMMITMENTS:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

| | |
|---|---|
| 2006 | US$395,000 |
| 2007 | US$387,500 |
| 2008 | US$450,000 |
| 2009 | US$3,062,500 |

## 1.10 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

## 1.11 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

## 1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

## 1.13 CRITICAL ACCOUNTING POLICIES:

### Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

**Commodity prices:**

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

**Uninsured Risks:**

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earth quakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

**Foreign exchange rate risk:**

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

**Interest rate risk:**

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.16 OUTLOOK :

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities that may arise.

Despite a recent decline in prices for base metal, copper and zinc market prices remain very strong. Zinc is currently trading around US$1.68/lb and copper around US$3.70/lb. With current access to high grade ore and with improved and efficient milling facilities, the Company is still in excellent position to benefit from the current high prices.

The Company currently has a working capital of approximately $5.5 million. The Company remains open to favorable opportunities on the capital markets to finance potential acquisitions and development of its projects, including the increase in the capacity of the Malpaso mill, in order to help support the company's growth.

The objectives for 2006 are as follows:

- Bolivar Pilot mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.

- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Analyse results from the Promontorio drilling campaign and evaluate the next step in developing the property potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre district in the perspective of contributing to the Company's mid and long term growth.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonable assure.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

## 1.14 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.15 RISK AND UNCERTAINTIES:

**Business risk:**

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

**Land title:**

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

**Capital needs:**

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

**Regulation and Environmental Requirements:**

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

## 1.17 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

| | Three-month period ended March 31, 2006 $ | Three-month period ended March 31, 2005 $ |
|---|---|---|
| **Balance at beginning of period** | 13,537,347 | 8,106,373 |
| Property acquisition and related costs | 218,124 | 107,168 |
| Sampling | 74,686 | 74,935 |
| Geology consulting and management | 265,957 | 65,756 |
| Geophysical survey | 6,646 | 21,092 |
| Drilling and mining development | 1,235,151 | 595,749 |
| Pilot milling | 607,442 | 335,393 |
| Supervision and local administrative costs | 301,388 | 327,507 |
| Transportation | 1,445,026 | 498,878 |
| Camp costs and food | 305,739 | 24,514 |
| Capitalized amortization of exploration building and equipment | 291,464 | 57,759 |
| Stock compensation costs | 228,846 | 183,779 |
| | 4,980,469 | 2,292,530 |
| Write-off of mining assets | - | (201,128) |
| Sale of concentrate | (6,129,281) | - |
| | (1,148,812) | 2,091,402 |
| **Balance at end of the period** | 12,388,535 | 10,197,775 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at May 29, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

| Number of warrants | Exercise price | Expiry date |
|---|---|---|
| 12,002,068 | $0.90 | November 2006 |

Options outstanding: 7,132,333

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,695,333 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,700,000 | $0.40 | February 2011 |

# Corporate Information

## Corporate Head Office

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-9857

Ticker symbol

TSX Venture Exchange TSX
Symbol : DIB

Auditors

PricewaterhouseCoopers LLP
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
H3B 2G4

Registrar and Transfert Agent

Computershare Trust Company of Canada

Investor Relations
Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600

Email : nicole.blanchard@suncomm.com

Chief financial officer
Léonard Teoli
Téléphone : (514) 393-8875 # 226

Website
www.diabras.com

## Board of Directors

Thomas L. Robyn,
Executve Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

**Form 52-109F1 – Certification of Interim Filings**

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: May 29, 2006.

**RÉJEAN GOSSELIN**
President and Chief Executive Officer

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

**Form 52-109F1 – Certification of Interim Filings**

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: May 29, 2006.

**LEONARD TEOLI**
Chief Financial Officer

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## Interim Consolidated Financial Statements

**First Quarter ended March 31, 2006**

**(UNAUDITED)**

# Dia Bras Exploration Inc.

Consolidated Balance Sheets (unaudited)

| | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 3,920,853 | 3,541,961 |
| Short-term deposit, maturing August 29, 2006, bearing interest at 1.5% per annum (as at March 31, 2005 – maturing August 31, 2005 and bearing interest at 1.5%) | 25,000 | 15,000 |
| Receivable | 658,000 | 327,000 |
| Sales tax and other receivables | 1,421,798 | 1,037,122 |
| Inventories from pilot mining program (note 4 ) | 28,964 | 142,239 |
| Temporary investment (note 5) | - | 42 |
| Prepaid expenses | 75,000 | 94,048 |
| | 6,129,615 | 5,157,412 |
| **Mining assets** (note 6) | 18,870,853 | 19,912,804 |
| **Deferred costs – Advance on royalty payment** (note 7) | 350,000 | 350,000 |
| | 25,350,468 | 25,420,216 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 762,204 | 771,264 |
| Current portion of obligation related to assets under capital lease (note 8) | 90,744 | 49,335 |
| Income taxes payable | - | 45,000 |
| | 852,948 | 865,599 |
| **Obligation related to assets under capital lease** (note 8) | 93,830 | 157,928 |
| **Future income tax liabilities** | 397,600 | 397,600 |
| | 1,344,378 | 1,421,127 |
| **Shareholders' Equity** | | |
| **Share capital** (note 9) | 26,955,538 | 26,921,601 |
| **Warrants** (note 10) | 2,880,496 | 2,880,496 |
| **Contributed surplus** (note 12) | 5,265,771 | 4,802,240 |
| **Deficit** | (11,095,715) | (10,605,248) |
| | 24,006,090 | 23,999,089 |
| | 25,350,468 | 25,420,216 |

## Approved by the Board of Directors

(s) Thomas L. Robyn Director (s) Philip Renaud

# Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

| | For the three-month period ended March 31, 2006 $ | For the three-month ended March 31, 2005 $ |
|---|---|---|
| **Income** | | |
| Interest income and other | 18,875 | - |
| Gain on disposal of temporary investment (note 5) | 152,800 | 38,285 |
| Gain on currency exchange | - | 51,902 |
| | 171,675 | 90,187 |
| **Expenses** | | |
| Administrative expenses | 139,186 | 66,513 |
| Professional and consulting fees | 83,607 | 62,548 |
| Information to shareholders and trustee fees | 73,334 | 33,064 |
| Business development | 61,610 | 54,113 |
| Stock-based compensation costs (note 11) | 234,685 | 115,466 |
| Amortization and write-off of property, plant and equipment | - | 1,729 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6(a)(iii) and (vi) | - | 201,128 |
| Write-down of temporary investment | - | 45,833 |
| Loss on currency exchange | 69,720 | - |
| | 662,142 | 586,643 |
| **Net loss for the period** | 490,467 | 496,456 |
| **Deficit – Beginning of period** | (10,605,248) | (7,972,100) |
| **Share and warrant issue expenses** | - | - |
| **Deficit – End of period** | (11,095,715) | (8,468,556) |
| **Basic and diluted net loss per share** | - | 0.01 |
| **Basic and diluted weighted average number of outstanding shares** | 81,739,639 | 51,161,921 |

# Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows (unaudited)

| | For the three-month period ended March 31, 2006 $ | For the three-month period ended March 31, 2005 $ |
|---|---|---|
| **Cash flows from** | | |
| **Operating activities** | | |
| Net loss for the period | (490,467) | (496,456) |
| Adjustments for | | |
| Gain on disposal of temporary investment | (152,800) | - |
| Stock-based compensation costs | 234,685 | 115,466 |
| Amortization and write-off of property, plant and equipment | - | 1,729 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 |
| Write-off of mining assets – Costs and deferred exploration expenses | - | 201,128 |
| Write-down of temporary investment | - | 45,833 |
| Unrealized (gain) loss on currency exchange | 69,720 | (51,902) |
| | (338,862) | (177,953) |
| Changes in non-cash working capital items (note 15) | (327,168) | (152,962) |
| | (666,030) | (330,915) |
| **Financing activities** | | |
| Payment of obligation related to asset under capital lease | (22,689) | - |
| Share capital issued (note 9) | 33,937 | 114,750 |
| | 11,248 | 114,750 |
| **Investing activities** | | |
| Increase in mining assets | (4,858,484) | (3,213,577) |
| Proceeds from sales of concentrate | 5,798,281 | - |
| Disposal (purchase) of property, plant and equipment | - | (20,757) |
| Decrease (Purchase) in short-term deposit | (10,000) | - |
| Acquisition of temporary investment | (260,000) | - |
| Disposal of temporary investment | 412,842 | - |
| | 1,082,639 | (3,234,334) |
| **Translation adjustments on cash and cash equivalents** | (48,965) | (27,021) |
| **Increase (decrease) in cash and cash equivalents during the period** | 378,892 | (3,477,520) |
| **Cash and cash equivalents – Beginning of period** | 3,541,961 | 6,432,390 |
| **Cash and cash equivalents – End of period** | 3,920,853 | 2,954,870 |

## 1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program as part of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, in order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from March 31$^{st}$ to December 31$^{st}$.

## 2 Significant accounting policies

### Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

### Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

**Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

**Temporary investment**

The temporary investment is recorded at the lower of cost and quoted market value.

**Inventories from pilot mining**

Inventories from pilot mining consist of ore and concentrate which are recorded at the lower of cost and net realizable value.

**Mining assets**

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

*Costs and deferred exploration expenses*

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

*Exploration building and equipment*

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

| | Method | Rate/Period |
|---|---|---|
| Building | Declining balance | 10% |
| Equipment and rolling stock | Declining balance | 30% |
| Computers and office furniture | Straight-line | 3 years |

*Supplies inventory*

Supplies inventory is recorded at the lower of cost and replacement value.

**Deferred costs – Advance on royalty payment**

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

**Stock option plan and stock-based compensation costs**

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

**Foreign currency translation**

*Foreign currency*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

*Foreign operations*

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

**Income taxes**

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

**Share and warrant issue expenses**

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

**Loss per share**

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

**Asset retirement obligations**

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

## 3 Financial instruments

### Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposit, the receivable, sales tax and other receivables, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

### Interest rate risk

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The obligation related to the asset under capital lease bears interest at a fixed rate.

### Foreign exchange risk

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

## 4 Inventories from pilot mining program

| | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) |
|---|---|---|
| Ore | 5,017 | 83,921 |
| Concentrate | 23,947 | 58,318 |
| | 28,964 | 142,239 |

The inventories include only ore and concentrate located at the plant.

## 5 Temporary investment

| | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) |
|---|---|---|
| Ecu Silver Mining Inc. (as at December 31, 2005 – 166 common shares and quoted market value $73) | - | 42 |

As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver exercisable at a price of $0.39 per warrant. During the three-month period ended March 31, 2006, the company exercised all the warrants and disposed of all the shares obtained from the exercise of the warrants for a total consideration of $412,800. The Company realized a gain on disposal of $152,800.

During the nine-month period ended December 31, 2005, the Company disposed of 916,500 common shares of Ecu Silver for $254,510. This transaction resulted in a gain on disposal of $26,218.

## 6 Mining assets

| | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) |
|---|---|---|
| Costs and deferred exploration expenses (a) | 12,388,535 | 13,537,347 |
| Exploration building and equipment (b) | 4,982,723 | 4,979,639 |
| Supplies inventory | 1,020,821 | 1,119,116 |
| Deposits on future mining assets | 478,774 | 276,702 |
| | 18,870,853 | 19,912,804 |

a) Cost and deferred exploration expenses

| | Cost | | Deferred exploration expenses | | Total | |
|---|---|---|---|---|---|---|
| | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) |
| **Mexico (Chihuahua District)** | | | | | | |
| Bolivar projects (options) | | | | | | |
| Bolivar mine (i) | 1,622,465 | 1,433,381 | 6,439,331 | 7,858,922 | 8,061,796 | 9,292,303 |
| Piedras Verdes (ii) | 301,895 | 301,828 | 2,072,362 | 2,072,362 | 2,374,257 | 2,374,190 |
| Santa Maria (iii) | - | - | - | - | - | - |
| San José (iii) | 100,082 | 74,864 | 271,504 | 271,504 | 371,586 | 346,368 |
| El Cumbre (vii) | - | - | - | - | - | - |
| Mezquital | 26,173 | 24,495 | 99,105 | 99,105 | 125,278 | 123,600 |
| La Cascada | 9,226 | 8,282 | 133,577 | 133,577 | 142,803 | 141,859 |
| Val | 2,624 | 2,560 | 100,928 | 100,928 | 103,552 | 103,488 |
| Other | 27,748 | 27,158 | 33,714 | 33,714 | 61,462 | 60,872 |
| *Promontorio projects* (options) | | | | | | |
| Promontorio and Hidalgo (iv) | 136,181 | 135,702 | 863,985 | 811,330 | 1,000,166 | 947,032 |
| El Magistral (v) | 147,635 | 147,635 | - | - | 147,635 | 147,635 |
| | 2,374,029 | 2,155,905 | 10,014,506 | 11,381,442 | 12,388,535 | 13,537,347 |

| | For the three-month period ended March 31, 2006 $ | For the nine-month ended December 31, 2005 $ (audited) |
|---|---|---|
| Balance – Beginning of period | 13,537,347 | 10,197,775 |
| Costs and deferred exploration expenses | | |
| Property acquisition and related costs | 218,124 | 451,263 |
| Sampling | 74,686 | 179,671 |
| Geology consulting and management | 265,957 | 660,598 |
| Geophysical survey | 6,646 | 27,927 |
| Drilling and mining development | 1,235,151 | 1,352,627 |
| Pilot milling | 607,442 | 1,570,210 |
| Supervision and local administrative costs | 301,388 | 1,056,287 |
| Transportation of ore and concentrate | 1,445,026 | 2,530,748 |
| Road | - | 41,725 |
| Camp costs and food | 305,739 | 550,053 |
| Capitalized amortization of exploration building and equipment | 291,464 | 833,442 |
| Stock compensation costs (note 11) | 228,846 | 205,011 |
| | 4,980,469 | 9,459,562 |
| Write-off of mining assets – Costs and deferred exploration expenses ((iii) and (vi) | - | (557,588) |
| Sale of concentrate | (6,129,281) | (5,562,402) |
| | (1,148,812) | 3,339,572 |
| Balance – End of period | 12,388,535 | 13,537,347 |

**Mexico**

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV (iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| September 2006 | 162,500 |

During the three-month period ended March 31, 2006, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $6,129,281(nil for the three-month period ended March 31, 2005). In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

| | **US$** |
|---|---|
| December 2006 | 20,000 |

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in the Santa Maria and San Jose, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded during the nine-month period ended December 31, 2005, a write-off of mining asset of $403,152.

The remaining payments for the San Jose project as at March 31st, 2006 are as follows:

| | **San José US$** |
|---|---|
| July 2006 | 37,500 |
| January 2007 | 37,500 |
| July 2007 | 37,500 |
| January 2008 | 37,500 |

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

| | US$ |
|---|---|
| June 2006 | 100,000 |
| June 2007 | 150,000 |
| June 2008 | 150,000 |
| June 2009 | 2,500,000 |

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

| | US$ |
|---|---|
| November 2006 | 75,000 |
| November 2007 | 100,000 |
| November 2008 | 200,000 |
| November 2009 | 500,000 |

vi) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

b) Exploration building and equipment

| | As at March 31, 2006 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,230,255 | 123,639 | 1,106,616 |
| Camp | 397,346 | 68,948 | 328,398 |
| Machinery and equipment | 3,092,029 | 732,163 | 2,359,866 |
| Computers and office furniture | 295,799 | 113,193 | 182,606 |
| Rolling stock | 1,261,162 | 452,633 | 808,529 |
| Rolling stock under capital lease | 218,109 | 21,401 | 196,708 |
| | 6,494,700 | 1,511,977 | 4,982,723 |

| | As at December 31, 2005 (audited) | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,236,886 | 92,729 | 1,144,157 |
| Camp | 397,346 | 59,725 | 337,621 |
| Machinery and equipment | 2,801,458 | 579,361 | 2,222,097 |
| Computers and office furniture | 268,828 | 90,919 | 177,909 |
| Rolling stock | 1,246,615 | 361,417 | 885,198 |
| Rolling stock under capital lease | 218,109 | 5,452 | 212,657 |
| | 6,169,242 | 1,189,603 | 4,979,639 |

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the province of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $504,171 and committed itself to an additional amount of $145,875 (US$125,000). This latter consideration is included in accounts payable and accrued liabilities as at March 31, 2006 ($233,180 (US $ 200,000) as at December 31, 2005).

## 7 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

## 8 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

| | As at March 31, 2005 | As at December 31, 2005 (audited) |
|---|---|---|
| Years ending December 31, 2006 | 97,614 | 130,166 |
| 2007 | 96,599 | 96,599 |
| 2008 | 66,569 | 66,569 |
| | 260,782 | 293,334 |
| Less: Interest | 76,208 | 86,071 |
| Total liability (note 8(b)) | 184,574 | 207,263 |
| Less: Current portion | 90,744 | 49,335 |
| | 93,830 | 157,928 |

b) Included in the amount of $184,574 (207,263 as at December 31, 2005) is approximately $42,102 payable in U.S. dollars (US$36,610) ($49 334 - $42 900 US as at December 31, 2005) and $157,929 payable in Mexican pesos (MP$1,330,688).

## 9 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

| | For the three-month period ended March 31, 2006 | | For the nine-month period ended December 31, 2005 (audited) | |
|---|---|---|---|---|
| | Number of shares | Amount $ | Number of shares | Amount $ |
| Balance – Beginning of period | 81,724,769 | 26,921,601 | 51,457,477 | 20,782,703 |
| Issued and paid in cash (i) | - | - | 22,500,000 | 4,500,000 |
| Issued following exercise of warrants (ii) | - | - | 7,767,292 | 1,638,898 |
| Issued following exercise of stock options | 122,917 | 33,937 | - | - |
| Balance – End of period | 81,847,686 | 26,955,538 | 81,724,769 | 26,921,601 |

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (for the year ended March 31, 2005, an amount of 3,203,334 purchase warrants was exercised for $712,250).

## 10 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

| | For the three-month period ended March 31, 2006 | | For the nine-month period ended December 31, 2005 (audited) | |
|---|---|---|---|---|
| | Number of warrants | Amount $ | Number of warrants | Amount $ |
| Balance – Beginning of period | 12,002,068 | 2,880,496 | 29,125,399 | 6,165,776 |
| Exercised (note 9(ii)) | - | - | (7,767,292) | (318,459) |
| Expired (note 12) | - | - | (9,356,039) | (2,966,821) |
| Balance – End of period | 12,002,068 | 2,880,496 | 12,002,068 | 2,880,496 |

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of March 31, 2006:

| Exercise price $ | Number of warrants | Expiry date |
|---|---|---|
| 0.90 | 12,002,068 | November 2006 |

## 11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of March 31st, 2006, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 8,100,000 (5,900,000 as of December 31st, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

a) A summary of changes in the Company's stock options outstanding is presented below:

| | For the three-month period ended March 31, 2006 | | For the nine-month period ended December 31, 2005 (audited) | |
|---|---|---|---|---|
| | Number of options | Average exercise price $ | Number of options | Average exercise price $ |
| Beginning of period | 4,786,250 | 0.59 | 3,046,250 | 0.79 |
| Granted | 2,700,000 | 0.40 | 1,940,000 | 0.29 |
| Exercised | (122,917) | 0.28 | - | - |
| Expired or cancelled | (231,000) | 0.80 | (200,000) | 0.85 |
| End of period | 7,132,333 | 0.52 | 4,786,250 | 0.59 |

A summary of options outstanding and exercisable as at March 31, 2006 is presented below:

| | Number of options | | |
|---|---|---|---|
| Exercise Price $ | Outsanding | Excercisable | Expiry date |
| 0.85 | 855,000 | 855,000 | October 2008 |
| 1.30 | 40,000 | 40,000 | January 2009 |
| 0.75 | 1,217,000 | 1,217,000 | August 2009 |
| 0.75 | 500,000 | 375,000 | February 2010 |
| 0.30 | 1,695,000 | 675,000 | September 2010 |
| 0.22 | 150,000 | 75,000 | September 2010 |
| 0.40 | 2,700,000 | 675,000 | February 2011 |
| | 7,132,333 | 3,912,000 | |

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the three-month period ended March 31, 2006 and the nine-month period ended December 31, 2005 using the fair value method. Total stock-based compensation costs for the three-month period ended March 31, 2006 amount to $463,531 (for the nine-month period ended December 31, 2005 – $454,819) (note 12), including $228,846 (as at December 31, 2005 – $205,011) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $234,685 (for the nine-month period ended December 31, 2006 – $249,808) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

| | For the three-month periodended March 31, 2006 | For the nine-month period ended December 31, 2005 (audited) |
|---|---|---|
| Average dividend per share | Nil | Nil |
| Estimated volatility | 98% | 102% |
| Risk-free interest rate | 4.06% | 3.5% |
| Expected life of options granted | 4 years | 4 years |
| Option price | $0.40 | $0.29 |
| Weighted average of estimated fair value of each option granted | $0.28 | $0.21 |

## 12 Contributed surplus

| | For the three-month period ended March 31, 2006 $ | For the nine-month period ended December 31, 2005 $ (audited) |
|---|---|---|
| Balance – Beginning of period | 4,802,240 | 1,380,600 |
| Stock-based compensation cost (note 11) | 463,531 | 454,819 |
| Warrants expired (note 10) | - | 2,966,821 |
| Balance – End of period | 5,265,771 | 4,802,240 |

## 13 Income taxes

a) The future income tax balances are summarized as follows:

| | As at March 31, 2006 $ | As at December 31, 2005 $ (audited) |
|---|---|---|
| Current future income tax assets | | |
| Non-capital losses | 26,000 | 26,000 |
| Share issue costs | 110,000 | 110,000 |
| | 136,000 | 136,000 |
| Long-term future income tax assets | | |
| Property, plant and equipment | 32,000 | 32,000 |
| Mining assets | 118,000 | 118,000 |
| Non-capital losses | 3,991,600 | 3,991,600 |
| Capital losses | 90,300 | 90,300 |
| Share and warrants issue expense | 156,800 | 156,800 |
| Other | 210,000 | 210,000 |
| | 4,598,700 | 4,598,700 |
| Total future income tax assets | 4,734,700 | 4,734,700 |
| Less: Valuation allowance | 1,957,100 | 1,957,100 |
| | 2,777,600 | 2,777,600 |
| Long-term future income tax liabilities | | |
| Mining assets | (3,175,200) | (3,175,200) |
| Total net future income tax liability | (397,600) | (397,600) |

b) As at December 31, 2005, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $6,402,600. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine, and this cost may be applied to reduce future taxable income over an unlimited period of time.

c) The Company has accumulated non-capital losses of approximately $13,565,000. These losses will expire from 2006 to 2015 as follows:

| | $ |
|---|---|
| Years ending December 31, 2006 | 82,000 |
| 2007 | 184,000 |
| 2008 | 203,000 |
| 2009 | 154,000 |
| 2010 | 151,000 |
| 2011 | 622,000 |
| 2014 | 5,120,000 |
| 2015 | 7,049,000 |

d) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $825,000 will be deductible over the next four years.

e) The Company's balance of capital losses amounts to $265,327 and can be carried forward indefinitely against capital gains.

f) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

## 14 Asset retirement obligations

As at March 31, 2006, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 15 Statements of cash flows

The changes in non-cash working capital items are as follows:

| | For the three-month period ended March 31, 2006 $ | For the nine-month period ended December 31, 2005 $ (audited) |
|---|---|---|
| Sales tax and other receivables | (421,662) | (25,250) |
| Inventories from pilot mining program | 113,275 | 78,361 |
| Prepaid expenses | 19,048 | (85,229) |
| Accounts payable and accrued liabilities | 7,171 | (718,781) |
| Income taxes payable | (45,000) | 45,000 |
| | (327,168) | (705,899) |

a) Changes in non-cash receivable items totalling $331,000 as at March 31, 2006 ($327,000 at as December 31, 2005) related to the sale of concentrate are included in investing activities.

## 16 Related party transactions

a) During the three-month period ended March 31, 2006, companies controlled by officers of the Company charged consulting fees amounting to $141,509 (for the three month period ended March 31, 2005 – $127,044), including $77,019 capitalized to deferred exploration costs (for the three month period ended March 31, 2005 – $63,293). As at March 31, 2006, the balance due to these officers amounted to $18,667 (as at December 31, 2005 – $11,840).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 9(i)) for a total consideration of $886,500 (None during the three-month period ended March 31, 2006.

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

## 17 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

## 18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavío Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## 19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

File No. 82-34990

# DIA BRAS EXPLORATION INC.

## BC FORM 51-901F

## THREE-MONTH PERIOD ENDED MARCH 31,2006

### ISSUER DETAILS

| | |
|---|---|
| FOR THE THREE MONTH PERIOD ENDED : | March 31, 2006 |
| DATE OF REPORT: | May 29, 2006 |
| NAME OF ISSUER: | **Dia Bras Exploration Inc.** |
| ISSUER ADDRESS: | 630, René-Lévesque Blvd. West<br>Suite 2930<br>Montreal, Quebec, Canada<br>H3B 1S6 |
| ISSUER FAX NUMBER: | (514) 866-6193 |
| ISSUER TELEPHONE NUMBER: | (514) 393-8875 |
| CONTACT NAME: | **Leonard Teoli** |
| CONTACT POSITION: | Chief Financial Officer |
| CONTACT TELEPHONE NUMBER: | (514) 393-8875 – Ext. 226 |
| CONTACT EMAIL ADDRESS: | lteoli@diabras.com |
| WEB SITE ADDRESS: | WWW.DIABRAS.COM |

### CERTIFICATE

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED yy/mm/dd |
|---|---|---|
| [signature] | **RÉJEAN GOSSELIN** | 2006/05/29 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED yy/mm/dd |
|---|---|---|
| [signature] | **PHILIP RENAUD** | 2006/05/29 |

# DIA BRAS EXPLORATION INC.

## BC FORM 51-901F

## THREE-MONTH PERIOD ENDED MARCH31,2006

## SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited consolidated Financial Statements for the three-month period ended March 31, 2006, filed separately.

# DIA BRAS EXPLORATION INC.

## BC FORM 51-901F

## THREE-MONTH PERIOD ENDED MARCH 31,2006

## SCHEDULE "B"

### SUPPLEMENTARY INFORMATION

### 1. ANALYSIS OF DEFERRED EXPLORATION COSTS*

| | Three-month period ended March 31, 2006<br>$ | Three-month period ended March 31, 2005<br>$ |
|---|---|---|
| **Balance at beginning of period** | 13,537,347 | 8,106,373 |
| Property acquisition and related costs | 218,124 | 107,168 |
| Sampling | 74,686 | 74,935 |
| Geology consulting and management | 265,957 | 65,756 |
| Geophysical survey | 6,646 | 21,092 |
| Drilling and mining development | 1,235,151 | 595,749 |
| Pilot milling | 607,442 | 335,393 |
| Supervision and local administrative costs | 301,388 | 327,507 |
| Transportation | 1,445,026 | 498,878 |
| Camp costs and food | 305,739 | 24,514 |
| Capitalized amortization of exploration building and equipment | 291,464 | 57,759 |
| Stock compensation costs | 228,846 | 183,779 |
| | 4,980,469 | 2,292,530 |
| Write-off of mining assets | - | (201,128) |
| Sale of concentrate | (6,129,281) | - |
| | (1,148,812) | 2,091,402 |
| **Balance at end of the period** | 12,388,535 | 10,197,775 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

2. **RELATED PARTY TRANSACTIONS**

See Note 16 to the unaudited Consolidated Financial Statements.

3. **SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD**

- 122,917 common shares issued following exercise of options - $33,937
- No additional common share purchase warrants issued.
- 2,700,000 options granted.

4. **SUMMARY OF SECURITIES AS AT MARCH 31, 2006**

See Notes 9, 10 and 11 of the Notes to the unaudited Consolidated Financial Statements for the three-month period ended March 31, 2006.

5. **LIST OF DIRECTORS AND OFFICERS AS AT MAY 29, 2006**

**Directors**: Réjean Gosselin, André St-Michel, Philip Renaud, Thomas L. Robyn, James A. Culver and Robert D. Hirsh

**Officers**: Thomas L. Robyn, *Executive Chairman*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President and Chief Operating Officer*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

# DIA BRAS EXPLORATION INC.

## BC FORM 51-901F -

## THREE-MONTH PERIOD ENDED MARCH 31,2006

## SCHEDULE "C"

### MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended March 31, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

### 1.1 YEAR END AND DATE OF MD&A

In 2005, the Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the three-month period ended March 31, 2006 is as of May 29, 2006.

### 1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

### 1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the three-month period ended March 31, 2006, the Company continued its pilot mining program at the Bolivar mine property. The program provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash-flow in December 2005 and continued throughout the first quarter of 2006.

Base metal prices continued their spectacular rise during the quarter.

The Company has just completed its most productive quarter since the start, in February 2005, of its pilot mining program, producing concentrate of US$ 5.3 M in value including the March 2006 production estimated at US$ 2.37 M. The Q1 production exceeds the forecast of US$ 4.0 M due to higher zinc grade mined and to higher market prices for both zinc and copper over that period.

**Bolivar Mine Pilot Program**
Summary of the First Quarter 2006

| **Ore processed** | | | **Tonnes** | **Total Production Value US $ (Million)** | **Production cost US $ (Million)** |
|---|---|---|---|---|---|
| Actual | | | 22,469 | 5.3 | 2.4 |
| Forecast | | | 22,500 | 4.0 | 2.5 |
| Over (under) | | | (31) | 1.3 | 0.1 |
| **Zinc** | ***Grade* Average** | **Recovery Rate** | 1.3 | **Production value in US$ (million)** | |
| Actual | 13.62% | 92.12% | 4,898 | 3.7 | |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 | |
| Over (under) | 2.62% | 7.12% | 1,198 | 1.1 | |
| **Copper** | **Grade Average** | **Recovery Rate** | **Cu Concentrate Production in DMT** | **Production value in US$ (million)** | |
| Actual | 2.50% | 78.04% | 1,483 | 1.6 | |
| Forecast | 2.60% | 75.00% | 1,600 | 1.4 | |
| Over (under) | (0.1%) | 3.04% | (117) | 0.2 | |

The following table presents average data per tonne processed in the pilot mining program for the three-month period ended March 31, 2006:

| | **US$ per tonne** |
|---|---|
| Net smelter revenue | 234.70 |
| Direct operating cash costs | 104.60 |
| Gross margin before amortization | 130.10 |

## Bolivar mine property

During the quarter, the Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent close to $5 million in property costs and exploration and development expenses.

During the month of March 2006, the company processed 7,983 dry metric tonnes (DMT) (its best monthly performance) of ore at its Malpaso Mill facility, for a total of 22,461 DMT processed for the quarter ended March 31, 2006 (22,500 DMT forecasted tonnage). Since the capacity was increased to 300 tpd in the last quarter of 2005, the Malpaso Mill has been running smoothly. Fine tuning performed since that time has allowed the mill to process over 350 DMT per day on several occasions during the quarter.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

## Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at March 31, 2006, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase the capacity to 600 tpd by the end of 2006.

## Promontorio Property

At the end of the quarter the Company was preparing to resume exploration work at Promontorio. A six-hole drilling campaign, as part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report, has just been completed in mid-May. The Company is awaiting final results from assays which should be published shortly.

## 1.4 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31 | |
|---|---|---|---|
| | 2005 | 2005 | 2004 |
| | $ | $ | $ |
| Sales of concentrate i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Net loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Net loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,291,813 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

## 1.5 RESULTS OF OPERATIONS:

### Corporate

During the three-month period ended March 31, 2006, the Company incurred a net loss of $490,467 (<$0.01 per share) compared to a net loss of $496,456 ($0.01 per share) for the three-month period ended March 31, 2005. The loss includes a stock-based compensation non cash cost of $234,685 relating to the accounting cost of options vested during the period ($ 115,466 in 2005). Since the start of 2006, the company has been very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. It participated in the PDAC mining show held in Toronto in March 2006 and will continue to be active in regards throughout the year.

Administrative expenses also increased compared to the same period in 2005 as the Company increased the number of its full time employees in Q3-2005.

Total interest income increased in the quarter compared to the same period in 2005 as the Company maintained a constant level of cash during the quarter.

### Results of the pilot-mining program at Bolivar

In March, the pilot program completed its fourth consecutive month of positive operating cash flow. Total sales of concentrate amounted to $6,129,281 and exceeded forecast as zinc and copper prices continued to rise during the period. Total direct cash operating costs for the quarter amounted to $2.5 M. Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing.

There were no revenues from the pilot mining program during the three-month period ended March 31, 2005, since the program at Bolivar had just started.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

## 1.6 SUMMARY OF QUARTERLY RESULTS :

| Quarter ended | Net loss<br>$ | Net loss per share<br>$ |
|---|---|---|
| March 31, 2006 | 490,467 | <0.01 |
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |
| September 30, 2004 | 254,940 | 0.01 |
| June 30, 2004 | 142,594 | 0.01 |

Between September 2003 and December of 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities. During 2005, staff level was increased at the Montreal head office to the increasing work load.

## 1.7 Liquidity:

As at March 31, 2006, the Company has a working capital of $5,276,667 including $3,920,853 in cash and cash equivalent compared to $4,291,813 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement is due to the Bolivar Pilot mining program during the quarter.

As at March 31, 2006, sales tax and other receivables amount to $1,421,798 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings are obviously larger in value. The Company is regularly monitoring with local Mexican IRL authorities which they have met on several occasions during the quarter to follow-up on new specific audit requests.

Accounts payable and accrued liabilities amount to $762,204 ($771,264 as at December 31, 2005) and include an obligation of $145,875 (US$125,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

## 1.8 Capital Resources, Investing and Financing Activities:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates. During the quarter, the company did not complete any private placement.

During the quarter, the Company exercised 666,666 warrants to purchase 666,666 common shares of Ecu Silver Mining Inc. at a price of $0.39 per share for a total amount $260,000. The Company disposed of its total investment realizing a gain on disposal of $152,800.

In November 2005, the Company completed private placements totalling $4.5 million. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital was also expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its exploration and development effort at the Bolivar project with the cash flow generated from its pilot-mining program at the Bolivar mine.

The Company remains open to favorable opportunities on the capital markets to finance acquisitions and development that would help support the company's growth.

## 1.9 FINANCIAL COMMITMENTS:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

| | |
|---|---|
| 2006 | US$395,000 |
| 2007 | US$387,500 |
| 2008 | US$450,000 |
| 2009 | US$3,062,5<br>00 |

## 1.10 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

## 1.11 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

## 1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

## 1.13 CRITICAL ACCOUNTING POLICIES:

### Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonable assure.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

## 1.14 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.15 RISK AND UNCERTAINTIES:

**Business risk:**

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

**Land title:**

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

**Capital needs:**

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

**Regulation and Environmental Requirements:**

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

**Commodity prices:**

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results

and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

**Uninsured Risks:**

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earth quakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

**Foreign exchange rate risk:**

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

**Interest rate risk:**

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.16 OUTLOOK:

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities that may arise.

Despite a recent decline in prices for base metal, copper and zinc market prices remain very strong. Zinc is currently trading around US$1.68/lb and copper around US$3.70/lb. With current access to high grade ore and with improved and efficient milling facilities, the Company is still in excellent position to benefit from the current high prices.

The Company currently has a working capital of approximately $5.5 million. The Company remains open to favorable opportunities on the capital markets to finance potential acquisitions and development of its projects, including the increase in the capacity of the Malpaso mill, in order to help support the company's growth.

The objectives for 2006 are as follows:

- Bolivar Pilot mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.

- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Analyse results from the Promontorio drilling campaign and evaluate the next step in developing the property potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre district in the perspective of contributing to the Company's mid and long term growth.

**1.17 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:**

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

| | Three-month period ended March 31, 2006 $ | Three-month period ended March 31, 2005 $ |
|---|---|---|
| **Balance at beginning of period** | 13,537,347 | 8,106,373 |
| Property acquisition and related costs | 218,124 | 107,168 |
| Sampling | 74,686 | 74,935 |
| Geology consulting and management | 265,957 | 65,756 |
| Geophysical survey | 6,646 | 21,092 |
| Drilling and mining development | 1,235,151 | 595,749 |
| Pilot milling | 607,442 | 335,393 |
| Supervision and local administrative costs | 301,388 | 327,507 |
| Transportation | 1,445,026 | 498,878 |
| Camp costs and food | 305,739 | 24,514 |
| Capitalized amortization of exploration building and equipment | 291,464 | 57,759 |
| Stock compensation costs | 228,846 | 183,779 |
| | 4,980,469 | 2,292,530 |
| Write-off of mining assets | - | (201,128) |
| Sale of concentrate | (6,129,281) | - |
| | (1,148,812) | 2,091,402 |
| **Balance at end of the period** | 12,388,535 | 10,197,775 |

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at May 29, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

| Number of warrants | Exercise price | Expiry date |
|---|---|---|
| 12,002,068 | $0.90 | November 2006 |

Options outstanding: 7,132,333

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,695,333 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,700,000 | $0.40 | February 2011 |

# Corporate Information

## Corporate Head Office

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-9857

### Ticker Symbol

TSX Venture Exchange TSX
Symbol : DIB

### Auditors

PricewaterhouseCoopers LLP
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
H3B 2G4

### Registrar and Transfert Agent

Computershare Trust Company of Canada

### Investor Relations

Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600

Email : nicole.blanchard@suncomm.com

### Chief Financial Officer

Léonard Teoli
Téléphone : (514) 393-8875 # 226

### Website

www.diabras.com

## Board of Directors

Thomas L. Robyn,
Executve Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

### Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary

File No. 82-34990

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-6193

VIA SEDAR

May 30, 2006

To: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on May 30, 2006 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
FIRST QUARTER ENDED MARCH 31, 2006 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED MAY 29, 2006

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

File No. 82-34990

Computershare

**SEDAR #3031**

**Investor Services**

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

**Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

May 5, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

**Subject: Dia Bras Exploration Inc. (the "Corporation")** **AMENDED**

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on May 3, 2006 to the registered shareholders of the Corporation:

| | | |
|---|---|---|
| 1. | Annual Report 2005 including Management's Discussion & Analysis **and the Audited Annual Financial Statements for the Nine-Month Period ended December 31, 2005 and the year ended March 31, 2005** | (English or French) |
| 2. | Notice of Annual Meeting of Shareholders and Proxy Circular | (English or French) |
| 3. | Form of Proxy including a request to receive Interim Financial Statements and to not receive the Annual Report | (English or French) |
| 4. | Return envelope – not prepaid | (Bilingual) |

We further confirm that copies of the above-mentioned materials (proxy not including a request to receive financial statements), together with Supplemental Mail List Cards, were sent by courier on May 4, 2006 to those intermediaries holding Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Sincerely,
**Computershare Investor Services Inc.**
Agent for Dia Bras Exploration Inc.

Cc: Dia Bras Exploration Inc.

File No. 82-34990

**DIA BRAS** exploration


630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193


## Form 52-109F1 – Certification of Annual Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine month period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 25, 2006.

President and Chief Executive Officer

**File No. 82-34990**

# DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

## Form 52-109F1 – Certification of Annual Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine month period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 25, 2006.

LEONARD TEOLI
Chief Financial Officer

File No. 82-34990

# DIA BRAS EXPLORATION INC.

**ANNUAL INFORMATION FORM**
**(the "AIF")**

**May 23, 2006**

# DIA BRAS EXPLORATION INC.

## ANNUAL INFORMATION FORM

## Table of Contents

## CORPORATE STRUCTURE OF THE COMPANY

### 1. NAME, ADDRESS AND INCORPORATION

Dia Bras Exploration Inc. (the "Company" or "Dia Bras") was incorporated under the *Canada Business Corporations Act* as a private company by Certificate of Incorporation dated April 11, 1996 under the corporate name "Line Islands Exploration Inc." Certificate of Amendment dated May 5, 1996 deleted the provisions of the Articles of Incorporation that constituted the Company as a private company. Certificate of Amendment dated December 9, 1999 changed the corporate name to Dia Bras Exploration Inc.

The address of the Company's head and registered office is the following:

2930 – 630 René-Lévesque Blvd. West
Montréal, Québec
H3B 1S6

### 2. INTERCORPORATE RELATIONSHIPS



Dia Bras Exploration Inc. (Canada) ("Dia Bras")
100%
Dia Bras Mexicana S. de R.L. de C.V. (Mexico) ("DIB Mexicana")
100%
100%
100%
Nichromex S. de R.L. de C.V. (Mexico) ("Nichromex")
Servicios de Mineria de la S. de R.L. de C.V. (Mexico) ("Servicios")
Asesores Administrativos y Recuros Humanos S. de R.L. de C.V. (Mexico) ("Asesores")


DIB-Mexicana is the owner of the properties and of the mining equipment.

Nichromet is the operator of the Malpaso mill and holds the license for the Nichromet Hydrometallurgical processing technique.

Servicios provides human resources for the mine, mill and exploration activities.

Asesores provides administrative resources at the head office of DIB Mexicana in Chihuahua.

## GENERAL DEVELOPMENT OF THE BUSINESS

### 1. THREE YEAR HISTORY

In 2003, after many years of difficult conditions for the mining sector, the price of metals (precious and base) improved and with it the conditions on the capital markets for junior exploration companies. The Company took advantage of the opportunities offered in its sector of activities and in the capital market.

Following the evaluation of several properties in Canada and abroad, the Company decided to focus its exploration and development activities in Mexico did not pursue any exploration work on properties acquired in previous years. These properties were abandoned.

In July 2003, the Company acquired its first two properties in the Chihuahua State of Northern Mexico. During fiscal year 2003-2004, the Company acquired rights on a total of seven properties in this area at a total cost of $410,000.

In August 2003, the Company acquired from Nichromet Extraction Inc. ("Nichromet") a license for the use and marketing of the Nichromet metallurgical extractive technology for Mexico (the "License"). The patented Nichromet chlorination base process allows for extraction and high recovery of precious and base metals from refractory ores. In consideration for the License, the Company agreed to pay Nichromet a one percent (1.5%) overriding net smelter royalty on all mineral production from any mine in Mexico. The Company paid $350,000 in advance on the royalty. The Company also has the right to act as exclusive agent for the Nichromet technology in Mexico.

From September to December 2003, the Company raised $12 million through private placements. The funds were used i) to acquire rolling stock and exploration machinery and equipment; ii) to initiate exploration programs; iii) to set up the head office in Chihuahua; to constitute a solid team of local geologists and mining engineers; and to search for new properties.

In February 2004, the Company incorporated Dia Bras Mexicana S de RL de CV, a wholly-owned Mexican subsidiary to own all mining rights and options on mining properties and exploration and mining equipment. At the end of fiscal 2003-2004, the Company set up a camp in Cieneguita.

In 2004-2005, the Company strengthened its exposure in the region by the acquisition of: i) Bolivar Mine, a property located in the same area as the properties acquired in the previous year, for US$1.2 million payable over two years; ii) Promontorio - Hidalgo, for US$3 million payable over five years; and El Magistral for US$1,000,000 payable over five years, and a 1.5% NSR, up to a maximum of US$1,500,000. At the end of March 2005, the properties of Company covered 11,857 hectares in the highly prospective Sierra Madre mineral belt of northern Mexico.

In November 2004, the Company completed another series of private placements and raised $9 million. The proceeds were used for the purchase of more mining equipment and for the exploration and development of both the Bolivar and the Promontorio properties. In late 2004, the Company launched a pre-feasibility study at Bolivar, which includes a pilot-mining program initiated in early 2005.

The 2005 pilot-mining program resulted in the production of 6,218 tonnes of zinc concentrate and 2,608 tonnes of copper concentrate from 50,371 tonnes of development rock averaging 8.07% zinc and 1.89% copper. The sale of concentrates generated revenue of $5.6 million in 2005. The program realized a first month of positive cash flow in December when it produced $1.1 million worth of copper and zinc concentrates from mining and milling of 5,837 tonnes averaging 10.29% zinc and 2.49% copper with direct operating costs amounted to $780,000.

In November 2005, the Company raised $4.5 million from private placements. The funds were allocated to the increase of the mill facility, the purchase of additional mining equipment and working capital.

## 2. SIGNIFICANT ACQUISITIONS IN THE LAST COMPLETED FINANCIAL YEAR

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at the date of the presents, the Company has acquired 82% of the CMMM and is negotiating the acquisition of the remaining 18%. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations.

# DESCRIPTION OF THE BUSINESS

## 1. GENERAL

Dia Bras is a mining exploration company. All the properties of the Company are at the development stage. However, the Company has started a pilot-mining program in 2005 as part of a pre-feasibility study on the Bolivar Mine project. The pilot-mining program was implemented to generate cash flow sufficient to finance the exploration and development activities. The program will provide data on mining, transport and milling costs, logistics, ore grades, mill recovery performance and metallurgy, which is essential to a feasibility study. The pilot-mining program consists in the production of zinc and copper concentrates from development ore. All concentrate produced is sold to MRI Trading AG pursuant to a standard concentrate purchase agreement.

From March to December 2005, the prices of zinc and copper increased respectively by 13% and 21%. Since December 31, 2005 the price of zinc has increased by 88% from $0.80 to $1.50 while the price of copper increased by 67% from $2.10 to $3.50.

## 2. RISK FACTORS

### *Business Risk*

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

### *Land Title*

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

### *Capital Needs*

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

### *Regulation and Environmental Requirements*

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

### *Commodity Prices*

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

### *Uninsured Risks*

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

### *Foreign Exchange Rate Risk*

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

## 3. MINERAL PROJECTS

The Company is a junior mining exploration company. At this stage of its development, the Company holds interests or options to acquire interests in mining properties. The Company generates income from the sale of concentrate pursuant to its pilot-mining program to fund the exploration and development of the projects. However, the Company must also issue equity to finance acquisitions and maintain its rate of growth. Equity financing is subject to capital market conditions.

The two main properties of the Company are Bolivar and Promontorio. Technical reports in accordance with National Instrument 43-101 have been prepared for both properties by Roscoe Postle Associates ("RPA"), geological mining consultants. The following information on Bolivar and Promontorio is extracted from the Technical Reports. However, some adjustments are included to reflect the activities of the Company since the publication of the reports.

## BOLIVAR PROJECT

The 43-101 Report is dated October 25, 2005.

The Bolivar Project includes four groups of exploration properties. These are the Bolivar, Mezquital, Santa Maria and Florida properties, which comprise the nineteen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2030. The majority of these concessions (Ampliaciónes) are held by Polo y Ron Minerales, S.A. de C.V. (Polo y Ron or P&RM) and other titleholders.

| Table 4-1 - MINERAL CONCESSIONS LIST | | | | |
|---|---|---|---|---|
| Dia Bras Exploration Inc. – Bolivar Project | | | | |
| **Project Area** | **Concession** | **Title No.** | **Area (ha)** | **Expiry Date** |
| Bolivar | Bolivar | 192324 | 63.6 | 2030+ |
| | Bolivar III | 180659 | 48.0 | 14-07-2037 |
| | Bolivar IV | 195920 | 50.0 | 14-07-2042 |
| | La Chaparrita | 217751 | 10.0 | 2040+ |
| | Piedras Verdes | 220925 | 92.5 | 27-10-2009 |
| | | | | |
| Mezquital | Mezquital | 223019 | 2,475.4 | 05-10-2040 |
| | Mezquital Fraction 1 | 223020 | 4.7 | 05-10-2040 |
| | Mezquital Fraction 2 | 223021 | 2.4 | 05-10-2040 |
| | Mezquital Fraction 3 | 223022 | 974.6 | 05-10-2040 |
| | | | | |
| Florida | San José | 209649 | 462.0 | 02-08-2050 |
| | Ampl. San José | 223025 | 229.5 | 02-08-2049 |
| | Val | 223016 | 95.2 | 02-08-2049 |
| | Val-1 | 223018 | 36.3 | 02-08-2049 |
| | Val Fraction | 223017 | 0.1 | 02-08-2049 |
| | El Gallo | 224112 | 251.8 | 07-04-2061 |
| | La Mesa | 223506 | 718.9 | 02-08-2049 |
| | La Cascada | 222720 | 1,944.3 | 02-08-2049 |
| | | | | |
| **Total** | | | **7,459.3** | |
| | | | | |
| **Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003, Dia Bras Press Release of November 3, 2003, and Agreement between El Paso Partners and Dia Bras (July 29, 2003).** | | | | |

The Bolivar, Bolivar III, Bolivar IV and La Chaparrita concessions are held as mining (Exploitation) licences. The remaining fifteen are held as exploration licences. RPA understands that since the old San José Mine, Bolivar Mine and Valenzuela Mine operations were being worked before the present (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

### *Bolivar III and Bolivar IV Concessions*

In September 14, 2004, Dia Bras entered into an Option to Purchase Agreement with Sr. Javier Octavio Bencomo Muñoz, executor for the estate of Sra. Berta Muñoz de Bencomo (Bencomo) on the one hand, Sra. Carmen Beatriz Chavez Márquez and Sr. Jesus Fernandez Loya on behalf of Minera Senda de Plata, S.A. de C.V. (Senda) on the other, for the Bolivar III and Bolivar IV Concessions of the Bolivar Mine property. To earn a 75% interest in these two concessions, Dia Bras agreed to a cash payment with the two property holders totalling US$975,000. As of the date of the presents, there is one remaining payment of US$162,500 due on September 14, 2006.

In a judgement dated September 13, 2004, the Civil Court of the State of Chihuahua nullified an earlier agreement between the estate of Sra. Berta Muñoz de Bencomo and Minera Senda de Plata, S.A. de C.V., and the dispute on ownership, regarding the Bolivar III and Bolivar IV mineral concessions. This judgement also declared that title to these two concessions was transferred 50% to Dia Bras and 50% to Sr. Javier Octavio Bencomo Muñoz, on behalf of the estate of Sra. Berta Muñoz de Bencomo.

### *Santa Maria and El Cumbre Concessions*

These concessions were abandoned in 2005.

### *San José Agreement*

On July 29, 2003, Dia Bras entered into a similar Option to Purchase Agreement with Polo y Ron Minerales, similar to the EPP agreement, for the San José, San José Ampliación, Val, Val 1 and Val Fraction concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500
- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

### *Mezquital Concessions*

On September 20, 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron and Raul Tarin (Tarin), for the Mezquital concessions. These included La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III and El Gallo concessions. The terms of the agreement included total cash payment of US$100,000, of which US$10,000 had been paid by October 2004, and annual exploration expenditures of US$50,000 over three years (total, US$150,000). On October 29, 2004, Dia Bras acquired the Mezquital concession by agreeing to the terms of the above agreement. On that date Polo y Ron and Tarin transferred their rights on the Mezquital concession to Dia Bras.

### *Piedras Verdes Concession*

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Tarin regarding the Piedras Verdes Concession. The terms of the agreement included total cash payment of US$200,000, as follows:

- December 2003, US$55,000 (paid)
- December 2004, US$60,500 (paid)
- December 2005, US$65,000 (paid)
- December 2006, US$20,500

In summary, the status of option payments and work commitments regarding the various mineral concessions of the Bolivar Project is presented in Table 4-2.

| Table 4-2 - SUMMARY OF AGREEMENT TERMS | | | | | |
|---|---|---|---|---|---|
| Dia Bras Exploration Inc. – Bolivar Project | | | | | |
| Adjusted as of May 23, 2006 | | | | | |
| **Agreement** | **Cash Payments (US$)** | | | **Work Commitments (US$)** | **Total (US$)** |
| | **Paid** | **Pending** | **Subtotal** | | |
| Bolivar III & IV | 1,037,500 | 162,500 | 1,200,000 | | 1,200,000 |
| San José (Florida) | 52,500 | 150,000 | 202,500** | 1,638,000* | 329,500 |
| Mezquital | 10,000 | | 10,000 | | 10,000 |
| Piedras Verdes | 180,000 | 20,000 | 200,000 | | 200,000 |
| **Totals** | **1,280,000** | **332,500** | 1,612,500 | **1,638,000*** | **1,739,500** |
| | | | | | |

**Source: Muñoz, 2005.**
***US$150,000 was required to be spent during first year of agreement.**
****Starting July 2008, the company would pay a yearly advance royalty payment of US$62,500**

The above concessions are subject to a rental fee of 405 Mexican Pesos/ha (Total about M$172,080 or about US$15,500) for the current year and thereafter to an annual rental fee of M$1.1 million (about US$101,000) to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM), during the first period, which comprises six years. Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of fifty (50) years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below. (CRM, 1999).

| Table 4-3 - ANNUAL FEES FOR EXPLORATION PROPERTIES IN MEXICO (February 1999) | | | | |
|---|---|---|---|---|
| Dia Bras Exploration Inc. – Bolivar Project | | | | |
| | | **Additional Annual Fees per hectare (M$/ha)** | | |
| **Surface Area (ha)** | **Fixed Annual Fees (Mexican Pesos M$)** | **First Period** | **Second to Fourth Period** | **Fifth and Sixth Periods** |
| Up to 30 | 0 | 5.0 | 20.0 | |
| 30 to 100 | 0 | 10.0 | 40.0 | 30.0 |
| 100 to 500 | 500 | 20.0 | 60.0 | 60.0 |
| 500 to 1,000 | 1,500 | 18.5 | 57.0 | 120.0 |
| 1,000 to 5,000 | 3,000 | 17.0 | 55.0 | 120.0 |
| 5,000 to 50,000 | 10,500 | 15.5 | 53.0 | 120.0 |
| >50,000 | 100,000 | 14.0 | 50.0 | 120.0 |
| | | | | |

**Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.**

| Table 4-4 - ANNUAL FEES FOR MINING PROPERTIES IN MEXICO (February 1999) | | |
|---|---|---|
| **Dia Bras Exploration Inc. – Bolivar Project** | | |
| **Surface Area (ha)** | **Fixed Annual Fees (Mexican Pesos (M$)** | **Additional Annual Fees per hectare (M$/ha)** |
| Up to 30 | 0 | 30.0 |
| 30 to 100 | 0 | 60.0 |
| 100 to 500 | 500 | 120.0 |
| 500 to 1,000 | 1,500 | 240.0 |
| 1,000 to 5,000 | 3,000 | 480.0 |
| >5,000 | 10,500 | 960.0 |
| | | |
| **Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.** | | |

***Property Status***

Dia Bras holds interests in twelve mineral concessions in northwestern Mexico. The Mineral Concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua, and host an old Cu-Zn producer, the Bolivar Mine. Production from the Bolivar Mine is not subject to any royalties.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2030. The property, including nineteen concessions and covering a total area of approximately 11,840 ha, is situated within the municipality of Urique.

Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S.de C.V. (Senda) are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, access mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo and Senda.

RPA understands that permits required for the current test mining and for exploration activities are in place. Dia Bras reports that an Environmental Impact Study for mining of the Bolivar deposit is not necessary, since mining operations have been carried out in the past. RPA also understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar Mine in 2004, but is required to implement the necessary changes to reduce any existing environmental problems. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

***Location, Access, Topography, Climate and Infrastructure***

The Bolivar mineral concession is situated within the municipality of Urique and is some 20 km west-northwest of Batopilas, which is connected by a gravel road to Federal Highway 23, connecting to larger centres in the area, such as Creel and Guerrero. The property lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate to high relief.

Access to the Bolivar Property is by paved road (approximately 305 km from Chihuahua) and approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25°C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation

ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar test mining activities is provided by on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the north-northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

***History***

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18$^{th}$ Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of those heap leach pads.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn.

### *Geological Setting and Mineralization*

The area of the Bolivar Property is underlain by an assemblage of Cretaceous and Tertiary volcanic and sedimentary rocks. These rocks are often intruded by granitic plutons of various sizes. A 750 m thick assemblage of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs cover the southwestern portion of the area, and are referred to as the Lower Volcanic Series (LVS). These rocks are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

The Bolivar Property and the adjacent mineral licences are situated within a major north-northwest trending Sierra Madre Precious Metals Belt, which contains a number of lineaments. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~ 1 m wide) structures. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70 cm to 3.5 m.

- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon, a Mexican National Park, which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper and skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.

- Porphyry-type copper mineralization: An area some 2 km southwest of Batopilas, where approximately 5 $km^2$ area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.

- Gold and silver mineralization associated with rusty zones in light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old Valenzuela Mine.

### *Exploration*

Since December 2003, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 24,000 m in 133 holes. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling has been carried out by Dia Bras personnel. For the initial approximately

10 m of the holes, HQ core is recovered. Thereafter, the drill pipes are reduced to recover NQ core. Most of the core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program has been to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar IV and Piedras Verdes mineral concession, indicate exploration potential for hidden high-grade skarn-type Cu-Zn mineralization.

### *Independent Sampling by RPA*

RPA collected a total of seven (7) samples, one grab sample and one channel sample from underground workings of the Rosario Trend and five samples of split core from diamond drill holes which have tested the Bolivar deposit, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for copper, zinc, lead, silver and gold.

The RPA samples confirm the presence of copper, zinc and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The differences are considered to be due to the variability in metal grades between the two halves of the core, and are not cause for concern, in RPA's view.

### *Mineral Resources*

The Mineral Resources of the Bolivar area are contained within two mineralized areas, the Bolivar deposit and the La Increible deposit. The Mineral Resources of the Bolivar deposit are contained predominantly within two mineralized zones, the north trending Rosario Trend and the east trending Fernandez Trend. Both of these trends have been partly outlined by diamond drill holes as well as by underground development. The Mineral Resources of the old La Increible mine are contained within a number of north trending lenses.

RPA has estimated the Mineral Resources of the Bolivar deposit using the database from the 133 drill holes which Dia Bras has provided. As part of its estimate, RPA carried out a new interpretation of the geology and the mineralized zone, and constructed a Block Model to estimate the Mineral Resources.

For the block model, block grades were interpolated using Inverse distance squared ($1/D^2$) method and block size was 5 m (east-west) by 5 m (north-south) and 2.5 m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone. First, the copper-zinc deposit was interpreted on drill sections into various mineralized lenses. Gemcom software was used to construct a 3D solid of the mineralized lenses and grades were interpolated into blocks in the 3D solids using only the 2 m drill hole assay composites located within the solids.

RPA has estimated the Mineral Resources of the Bolivar deposit using a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used the over-all recovery of approximately 75% for the copper and 80% for the zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as estimated by Dia Bras for an underground mine at Bolivar. These costs are reported to be similar to small copper-zinc operations in Mexico. At the current copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Eq). RPA recommends that this cut-off grade be used to report Mineral Resources.

RPA has classified the current resources at Bolivar as Measured, Indicated and Inferred Mineral Resources, as shown in Table 1-1.

| Table 1-1 - MINERAL RESOURCES | | | | | | |
|---|---|---|---|---|---|---|
| **Dia Bras Exploration Inc. – Bolivar Deposit** | | | | | | |
| **Trend** | **Category** | **Tonnes** | **Grade** | | | |
| | | | **% Cu** | **% Zn** | **g/t Ag** | **g/t Au** |
| Rosario | Measured | 26,700 | 1.34 | 7.81 | 31.15 | 0.08 |
| Rosario | Indicated | 325,000 | 2.48 | 9.48 | 49.65 | 0.25 |
| Rosario | Inferred | 17,000 | 2.42 | 10.27 | 15.96 | 0.03 |
| Fernandez | Indicated | 24,900 | 3.18 | 1.78 | 211.67 | 2.69 |
| **Subtotal** | **Indicated** | **359,900** | **2.61** | **8.79** | **63.46** | **0.41** |
| **Subtotal** | **Inferred** | **17,000** | **2.44** | **10.26** | **15.83** | **0.03** |
| | | | | | | |

**Notes:**

1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cutoff grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m$^3$.**

### *Mining and Milling Activities*

Currently, Dia Bras carries out test mining activities at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier mining operations. Mining operations are fully mechanized. The mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks.

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The mill produces two concentrates, a copper concentrate and a zinc concentrate, using regular flotation. The production record for the past five months indicates that:

- Some 16,000 tonnes mineralized material has been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15% Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

RPA did not review the environmental and general permitting aspects of either the Bolivar mine or the Malpaso mill. Dia Bras reports that the Bolivar mining activities as well as the Malpaso milling operations are in compliance with all applicable environmental requirements and further reports that it has not received any non-compliance orders from regulators.

### *Exploration Potential*

The Bolivar Mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration. The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128, which has intersected the No. 2 lens. This intersection is also associated with high magnetite content in the skarns.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.

- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.

- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.

- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.

- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.

- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.

- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).

- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.

- The prominent structural feature is the north-northwest trending central gully and a 25 m to 175 m wide by up to 2 km m long alteration zone, which is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3 m to 14.8% Cu over 1 m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1 m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25 m north of Hole DB05B128. These intersections are situated some 550 m to 600 m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

    - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
    - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

### *Recommendations*

RPA considers the Bolivar Project to be a property of merit and recommends a systematic exploration program including drilling,

## PROMONTORIO PROJECT

The 43-101 Report is dated January 24, 2005.

### *Property Status*

The Promontorio exploration property comprises three mineral licences. The initial two licences (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Recently, Dia Bras has acquired the adjacent El Magistral mineral licence held by Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar. Together with this new licence, the property covers a total area of approximately 187 ha. Even though some small-scale mining has been carried out in the past and some Mineral Resources are reported, the project is at an intermediate stage of exploration.

RPA understands that since the old underground operations at the Veta Grande were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present property, and it is held as an exploration permit.

On July 15, 2004, Dia Bras entered into an Option to Purchase Agreement with the two groups of the Bovo family, for the Hidalgo and Promontorio Licences. Dia Bras agreed to pay a total of US$3 million with graduated annual instalments as follows:

- An initial payment of US$40,000.
- US$60,000 due on June 30, 2005.
- US$100,000 due on June 30, 2006.
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio Mineral Licences. As part of the above agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 50 km from these two licences.

On November 24, 2004, Dia Bras also entered into an Option to Purchase Agreement with Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar, for the El Magistral Licence. Dia Bras agreed to pay a total of US$1 million with graduated annual instalments as follows:

- An initial payment of US$50,000 due on November 24, 2004.
- US$75,000 due on November 24, 2005.
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000. The total amount for the agreement, including the 1.5% NSR, is US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two licences.

All licences are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

### *History of Exploration*

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the $19^{th}$ Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. (Can Mex), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. In 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel. Results, however, are not available.

### *Geology and Mineralization*

The area of the Promontorio Property is characterized by gold and silver-rich epithermal veins within high sulphidation zones hosted by felsic pyroclastic rocks. These include the Ocampo deposit, which is situated some 25 km (by air) southwest from the Promontorio Property. The property is underlain by an assemblage of volcanic rocks. These consists of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs, referred to as the Lower Volcanic Series (LVS), which are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullys.

Review of the regional geology and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

Base metal and gold mineralization in the Promontorio area is hosted primarily by north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS and consists of massive sulphide zones (50 cm to 1.5 m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization are recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type.

### *Mineral Resources*

Historical Mineral Resources within the Promontorio property are reported to contain some 625,000 tonnes of Indicated Mineral Resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As. Inferred Mineral Resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported. These resources were estimated by Mine Development Associates (MDA), of Reno, Nevada, at a 0.5% Cu cut-off grade, using a specific gravity of 3.34, and are reported to be present within five veins, as presented in the Table below. RPA notes that the bulk of the Mineral Resources comprise the massive sulphide zones of the Veta Grande Vein.

**HISTORICAL MINERAL RESOURCES**

**DIA BRAS EXPLORATION INC. - PROMONTORIO PROPERTY,**

| Vein | Tonnes | g/t Au | g/t Ag | % Cu | % Pb | % Zn | % As |
|---|---|---|---|---|---|---|---|
| **Indicated Mineral Resources** | | | | | | | |
| Veta Grande | 370,700 | 2.88 | 75.62 | 4.71 | 0.24 | 0.73 | 1.08 |
| Santiago | 85,300 | 1.35 | 34.96 | 2.93 | 0.06 | 0.37 | 0.67 |
| Mina Vieja HW | 31,500 | 2.72 | 83.42 | 6.26 | 0.13 | 0.05 | 1.45 |
| Mina Vieja | 77,200 | 4.14 | 72.10 | 2.95 | 0.03 | 0.03 | 0.19 |
| San Felipe | 59,700 | 0.75 | 32.07 | 1.71 | 0.02 | 0.02 | 0.31 |
| **Total** | **624,400** | **2.62** | **65.86** | **4.04** | **0.16** | **0.49** | **0.86** |
| **Inferred Mineral Resources** | | | | | | | |
| Veta Grande | 160,300 | 3.05 | 88.94 | 5.69 | 0.27 | 0.87 | 1.31 |
| Santiago | 143,100 | 1.02 | 24.33 | 1.77 | 0.04 | 0.18 | 0.46 |
| Mina Vieja HW | 33,900 | 2.69 | 87.96 | 7.05 | 0.13 | 0.06 | 1.66 |
| Mina Vieja | 28,500 | 3.54 | 72.90 | 3.48 | 0.04 | 0.05 | 0.27 |
| San Felipe | 32,100 | 0.60 | 23.32 | 1.09 | 0.02 | 0.02 | 0.12 |
| **Total** | **397,900** | **2.13** | **59.21** | **3.87** | **0.14** | **0.43** | **0.86** |
| | | | | | | | |
| **Note: Above Mineral Resources were estimated by MDA, 1997 at the 0.5% Cu cut-off grade.** | | | | | | | |

MDA estimated the Mineral Resources using the Cross Sectional Method. RPA is of the opinion, however, that the presently available data are not sufficient for estimation of Mineral Resources or Mineral Reserves as defined in NI 43-101. For a Mineral Resource estimate RPA recommends additional diamond drilling, continuous chip or channel sampling of the wide alteration zone on the surface as well as veins along underground workings.

### *Recent Exploration by Dia Bras*

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along strike extensions of the mineralized veins at Promontorio. This program is currently in progress. In total, Dia Bras has completed some 3,175 m in 15 drill holes. All of these were inclined drill holes, and the total length varied from 38 m to 340, with most of them being in the range from 160 m to 300 m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au). In total, 527 samples were collected for Cu, Au and Ag assays.

### *RPA Independent Sampling*

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As.

### *Metallurgical Testing*

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic and low gold, silver contents.

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. Results indicate that:

- There is very little difference the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate. These tests, however, also showed that about 9% of the arsenic also accompanies to the copper.

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. (Nichromet) laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides.

At Nichromet, leaching of this sample was carried out in two stages. In the first stage, the sulphide content was removed by controlled oxidation using lean air, with an oxygen content reduced from 20% $O_2$ to 10% $O_2$, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen. The temperature of the experiment was kept at 600° C. In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. During the chlorination process, metallic constituents are transformed into soluble species. This was done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine, and metal contents of the sample were determined by filtering off the reaction mixture and rinsing the sterile solid with brine. Gold and silver were collected from the solution by contact with activated charcoal. The copper was removed from the residual pregnant solution by cementation over iron, and Zn and Pb contents were determined by pH adjustment or solvent extraction.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it was rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

### *Exploration Potential*

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.
- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of Veta Grande, and in general, wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

### *Conclusions*

Based on our review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.

- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.

- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.

- The Veta Grande Vein is situated some 50 m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio Mineral Concessions and into the El Magistral Mineral Concession.

- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.
- The prominent structural feature is the northwest trending central gully and a 300 m wide by 1.5 km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).
- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).
- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.
- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

***Recommendations***

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program.

## DIVIDENDS

The Company has never declared, nor paid, any dividend since its incorporation and does not foresee paying any dividend in the near future since all available funds shall be used to conduct exploration activities. Any future payment of dividends will depend on the financing requirements and financial condition of the Company and other factors which the board of directors, in its sole discretion, may consider appropriate.

## DESCRIPTION OF CAPITAL STRUCTURE

### 1. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without par value. Each common share carries one vote. The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Company. They are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors of the Company, out of funds legally available therefore. On liquidation, dissolution or winding-up of the Company, they are entitled to receive on a pro rata basis all the assets of the Company remaining after payment of all of the Company's liabilities.

### 2. CONSTRAINTS

There are no constraints imposed on the ownership of securities of the Company.

### 3. RATINGS

No ratings have been received from rating organizations.

## MARKET FOR SECURITIES

### 1. TRADING PRICE AND VOLUME

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "DIB".

The price ranges and volume traded on a monthly on a monthly basis for 2005 and the first quarter of 2006 are as follows:

| Month | Low | High | Volume |
|---|---|---|---|
| | $ | $ | # |
| **2006** | | | |
| April | 0.52 | 0.65 | 2,408,030 |
| March | 0.68 | 0.41 | 3,568,322 |
| February | 0.57 | 0.39 | 3,819,228 |
| January | 0.45 | 0.24 | 4,300,908 |
| **2005** | | | |
| December | 0.25 | 0.20 | 3,027,264 |
| November | 0.275 | 0.20 | 2,769,796 |
| October | 0.37 | 0.20 | 4,873,933 |
| September | 0.32 | 0.21 | 3,133,023 |
| August | 0.34 | 0.185 | 2,389,428 |
| July | 0.45 | 0.31 | 455,001 |
| June | 0.55 | 0.41 | 764,667 |
| May | 0.57 | 0.43 | 1,883,403 |
| April | 0.70 | 0.45 | 1,337,611 |
| March | 0.75 | 0.45 | 2,385,177 |
| February | 0.73 | 0.63 | 1,427,047 |
| January | 0.74 | 0.61 | 2,120,900 |

### 2. PRIOR SALES

There are no unlisted securities.

## ESCROWED SECURITIES

There are no escrowed securities.

## DIRECTORS AND OFFICERS

### 1. NAME, OCCUPATION AND SECURITY HOLDING

The table below provides the name of directors and officers of the Company, their position with the Company, their province or state of residence, their respective positions and offices held with the Company and their respective principal occupation during the last five years, the date they became director and/or officer and the number of common shares owned:

| Name, Position with the Company and State and Country of residence | Principal occupation | Director/Officer of the Company since | Number of Common Shares beneficially owned or over which control or direction is exercised |
|---|---|---|---|
| **Thomas L. Robyn** (A)<br>Executive Chairman and director<br>*Parker, USA* | President,<br>*ST Group, Inc.* | August, 30, 2005 | 300,000 |
| **Réjean Gosselin** (A)<br>President, Chief Executive Officer and director<br>*Québec, Canada* | President and Chief Executive Officer of the Company | September 30, 2003 | 642,834 |
| **James A. Culver** (B)(C)<br>Director<br>*Jersey City, USA* | President and Chief Executive Officer<br>*TPG Commercial Finance* | February 25, 2005 | 25,300 |
| **Robert D. Hirsh** (B)(C)<br>Director<br>*Mexico City, Mexico* | Managing Director and<br>Unit - Head Capital Markets,<br>*Scotiabank Inverlat* | February 25, 2005 | 275,000 |
| **Philip Renaud** (B)(C)<br>Director<br>*London, United Kingdom* | Managing Director,<br>*Church Advisors* | October 1, 2003 | 5,813,501 |
| **André St-Michel**<br>Executive Vice-President and director<br>*Québec, Canada* | Executive Vice-President of the Company | September 30, 2003 | 297,567 |
| **Leonard Teoli**<br>Chief Financial Officer<br>*Québec, Canada* | Chief Financial Officer of the Company | October 1, 2001 | 88,400 |
| **Luce L. Saint-Pierre**<br>Secretary<br>*Québec, Canada* | Consultant. | August 1. 2003 | 45,000 |

A) Member of the Governance Committee.

B) Member of the Audit Committee.

C) Member of the Compensation Committee.

The directors and officers have held their respective position indicated for the past five years except as follows:

Mr. Réjean Gosselin was appointed Chief Executive Officer and President of the Company on February 2, 2006. He was President of the Company since November 14, 2003. Prior to that date, Mr. Gosselin was Chief Executive Officer of Temoris Resources Inc. (formerly Oasis Diamond Exploration Inc.).

Mr. André St-Michel was appointed Executive Vice-President of the Company on November 14, 2003. Prior to that date, Mr. St-Michel was President of Temoris Resources Inc. (formerly Oasis Diamond Exploration Inc.).

## 2. CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. *Réjean Gosselin* is an officer and director of Temoris Resources Inc. ("Temoris") (formerly Oasis Diamond Exploration Inc.). Temoris was subject to a cease trade for a period of more than 30 consecutive days for failing to file its financial statements in the required delay. The cease trade order was lifted.

Mr. *André St-Michel* was an officer and director of Temoris Resources Inc. ("Temoris") (formerly Oasis Diamond Exploration Inc.) when was subject to a cease trade for a period of more than 30 consecutive days for failing to file its financial statements in the required delay. The cease trade order has been lifted.

Ms. *Luce L. Saint-Pierre* was secretary of St. Geneviève Resources Ltd., KWG Resources Inc. and Strategic Exploration Inc. when these who were subject in the past 10 years to a cease trade order for a period of more than 30 consecutive days for failing to file financial statements in the required delay. The cease trade order has been lifted except for Strategic Exploration Inc.

Ms. *Luce L. Saint-Pierre* was secretary of St. Geneviève Resources Ltd. and KWG Resources Inc. when these companies filed in 1997 a motion under the Companies Creditors Arrangement Act. Ms. Saint-Pierre is still the secretary of these two companies.

## 3. CONFLICTS OF INTEREST

Insofar as certain directors of the Company also serve as director of other companies, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of the Company, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors.

# LEGAL PROCEEDINGS

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company

# INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of management, in the three most recently completed financial years, no director or executive officer of the Company, or any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of any of the persons or companies referred to above has had any material interest, direct or indirect, that has materially affected or will materially affect the Company.

## TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., 1500 University, Suite 700, Montréal, Québec H3A 3S8, is the transfer agent and registrar of the Company.

## MATERIAL CONTRACTS

There are no material contracts in effect that were not entered into in the ordinary course of the business of the Company.

## INTEREST OF EXPERTS

Mr. Hrayr Agnerian of Roscoe Postle Associates Inc. has prepared and certified the following reports (the "Reports"):

- the Technical report on the Bolivar Cu-Zn Project dated October 25, 2005; and
- the Technical report on the Promontorio Gold-Copper Exploration Property dated January 24, 2005.

To the knowledge of management, Mr. Hraryr Agnerian a) did not have any interests, registered or beneficial, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates when he prepared the Reports; b) did not receive any such interest after the filing of the Reports; and is not to receive such interest.

## ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at WWW.SEDAR.COM.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans is contained in the Company's Information Circular for annual meeting of the Company to be held on May 31, 2006 that involves the election of directors.

(1) Additional financial information is provided in the Company's financial statements and MD&A for the last fiscal year (nine-month period ended December 31, 2005).

File No. 82-34990

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 8- 2006

# DIA BRAS REPORTS MORE DRILL HOLE RESULTS WITH SOME HIGH GRADE SECTIONS ASSAYING 23.22% ZINC AND 5.08% COPPER

*Company outsources drilling program to focus on feasibility study and acquisitions*

---

Montréal, Québec - May 18, 2006 - **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce the results of 32 underground and surface drill holes at its Bolivar property, targeted all along the zones where the Company expects to encounter numerous copper and iron skarns, as reported in Table 1 below and the drill hole locations are shown on the map attached.

Very high grade sections are reported as in hole 14 where 21 meters assayed 23.22% Zn and 5.08% Cu. The silver content is steady at more or less 60g/t with a peak at 400g/t locally. Gold content ranges from traces to 2.6 g/t.

Over the last four months the company through its Bolivar pilot mining program has milled ore averaging combined grades of 15.6% (13.28% Zn et 2.38 % Cu).

The Company also signed a new drill contract for 25,000 meters - with an option for 50,000 meters - with Canmex, a Canadian drilling company operating in Northern Mexico, using the Company's own equipment. This will free up time for the Company to pursue its pilot-mining project and focus on acquisitions. Essential data on costs, logistics, grade, recovery and metallurgy will allow the Company to finalize a feasibility study for a possible large mill on-site at Bolivar, planned for 2008.

The mineralization of the South Bolivar copper-iron skarn is similar to that of the large copper-iron skarns of the Yerington, Nevada, copper porphyry-skarn deposits. The Yerington skarns are large tonnage and high grade, such as the Pumpkin Hollow (Lyon) skarn reported by the Nevada Bureau of Mines and Geology at 250 million tonnes averaging 0.3% Cu and 40% Fe with a high grade zone of 29 million tonnes averaging 1.2% Cu. Dia Bras is targeting similar tonnes and grades in its ongoing exploration of the South Bolivar copper-iron skarn.

Table I - Drill Results - Bolivar Mine

| MINA BOLIVAR (UNDERGROUND DRILLING) | | | | | | | |
|---|---|---|---|---|---|---|---|
| Hole | From | To | Length | Cu % | Zn % | Au g/t | Ag g/t |
| DB05BM002 | 10.5 | 12.0 | 1.5 | 0.63 | 2.59 | 0.21 | 46.80 |
| DB05BM002 | 13.5 | 19.5 | 6.0 | 0.42 | 3.59 | 0.16 | 30.48 |
| DB05BM002 | 28.0 | 29.0 | 1.0 | 0.79 | 3.76 | 0.01 | 5.30 |
| DB05BM002 | 29.0 | 33.0 | 4.0 | 1.65 | 0.08 | 0.26 | 59.70 |
| DB05BM002 | 45.0 | 58.0 | 13.0 | 0.92 | 0.00 | 0.36 | 21.63 |
| DB05BM003 | 14.0 | 15.5 | 1.5 | 2.35 | 4.67 | 0.72 | 113.53 |
| DB05BM003 | 21.0 | 35.0 | 14.0 | 0.53 | 2.69 | 0.06 | 12.91 |
| DB05BM003 | 36.0 | 43.0 | 7.0 | 1.47 | 0.03 | 0.34 | 41.54 |
| DB05BM003 | 53.0 | 54.0 | 1.0 | 1.50 | 0.06 | 0.66 | 21.40 |
| DB05BM003 | 62.0 | 64.5 | 2.5 | 1.69 | 0.04 | 0.13 | 6.24 |

Table I – Drill Results – Bolivar Mine (continued)

| MINA BOLIVAR (UNDERGROUND DRILLING) | | | | | | | |
|---|---|---|---|---|---|---|---|
| Hole | From | To | Length | Cu % | Zn % | Au g/t | Ag g/t |
| DB05BM004 | 0.8 | 3.0 | 2.2 | 0.42 | 3.20 | 0.30 | 41.95 |
| DB05BM004 | 12.2 | 15.0 | 2.8 | 0.97 | 3.97 | 0.57 | 75.40 |
| DB05BM004 | 15.5 | 22.5 | 7.0 | 1.42 | 2.57 | 0.66 | 140.04 |
| DB05BM004 | 25.5 | 27.0 | 1.5 | 0.90 | 2.30 | 0.20 | 35.60 |
| DB05BM004 | 37.5 | 39.0 | 1.5 | 0.10 | 2.40 | 0.00 | 1.20 |
| DB05BM004 | 45.0 | 46.5 | 1.5 | 0.20 | 2.70 | 0.00 | 3.30 |
| DB05BM004 | 49.5 | 55.5 | 6.0 | 1.12 | 5.59 | 0.05 | 14.90 |
| DB05BM005 | 14.5 | 16.0 | 1.5 | 6.75 | 5.76 | 0.08 | 69.40 |
| DB05BM006 | 3.0 | 7.5 | 4.5 | 0.84 | 3.53 | 0.00 | 31.20 |
| DB05BM006 | 14.7 | 19.5 | 4.8 | 1.77 | 4.55 | 0.31 | 71.65 |
| **DB05BM006** | **63.6** | **73.5** | **9.9** | **2.99** | **14.94** | **0.06** | **27.14** |
| DB05BM007 | 0.5 | 1.5 | 1.5 | 1.44 | 14.05 | 0.92 | 90.90 |
| DB05BM007 | 6.5 | 9.5 | 3.0 | 1.10 | 6.11 | 0.00 | 37.15 |
| DB05BM007 | 11.0 | 12.5 | 1.5 | 0.90 | 4.50 | 1.10 | 84.90 |
| **DB05BM007** | **12.5** | **20.0** | **7.5** | **1.29** | **12.72** | **0.09** | **27.00** |
| DB05BM007 | 84.0 | 85.5 | 1.5 | 1.00 | 6.10 | 0.10 | 30.10 |
| DB05BM008 | 7.5 | 9.0 | 1.5 | 0.50 | 8.62 | 0.06 | 54.60 |
| DB05BM008 | 16.5 | 24.0 | 7.5 | 1.13 | 7.68 | 0.20 | 52.02 |
| DB05BM009 | 0.0 | 2.0 | 2.0 | 0.50 | 4.50 | 0.33 | 39.15 |
| DB05BM009 | 10.0 | 11.5 | 1.5 | 0.30 | 2.71 | 0.03 | 29.40 |
| DB05BM009 | 15.0 | 17.0 | 2.0 | 1.74 | 1.04 | 0.06 | 27.25 |
| DB05BM009 | 20.0 | 22.0 | 2.0 | 0.40 | 2.90 | 0.12 | 25.45 |
| DB05BM010 | 4.5 | 7.5 | 3.0 | 0.80 | 5.10 | 0.15 | 9.80 |
| DB05BM011 | 24.5 | 33.0 | 8.5 | 0.50 | 4.70 | 0.10 | 40.50 |
| **DB05BM011** | **33.0** | **37.5** | **4.5** | **1.90** | **20.00** | **0.25** | **59.90** |
| DB05BM011 | 37.5 | 40.5 | 3.0 | 1.60 | 0.70 | 0.01 | 26.20 |
| DB05BM012 | 3.0 | 10.5 | 7.5 | 1.00 | 3.70 | 0.00 | 25.10 |
| DB05BM012 | 15.8 | 19.5 | 3.8 | 1.80 | 5.80 | 0.30 | 63.80 |
| DB05BM012 | 70.5 | 72.3 | 1.8 | 3.48 | 30.00 | 0.13 | 26.80 |
| DB05BM013 | 2.0 | 5.5 | 3.5 | 0.50 | 4.40 | 0.10 | 42.90 |
| DB05BM013 | 14.0 | 24.0 | 10.0 | 0.89 | 4.96 | 0.30 | 62.40 |
| **DB05BM014** | **65.0** | **86.0** | **21.0** | **5.08** | **23.22** | **0.11** | **64.37** |
| DB05BM015 | 16.5 | 19.5 | 3.0 | 5.09 | 3.72 | 0.07 | 50.20 |
| DB05BM016 | 9.0 | 12.0 | 3.0 | 3.10 | 3.73 | 0.15 | 122.45 |
| DB05BM017 | 63.0 | 64.5 | 1.5 | 3.23 | 0.04 | 0.10 | 33.90 |
| DB05BM017 | 66.0 | 67.5 | 1.5 | 2.31 | 0.00 | 0.06 | 43.70 |
| DB05BM017 | 73.5 | 75.0 | 1.5 | 2.10 | 0.10 | 0.71 | 35.90 |
| DB05BM017 | 106.5 | 109.5 | 3.0 | 1.30 | 0.70 | 0.10 | 26.90 |
| DB05BM017 | 111.0 | 114.0 | 3.0 | 1.20 | 0.00 | 0.42 | 28.50 |

Table I – Drill Results – Bolivar Mine (continued)

| **MINA BOLIVAR (UNDERGROUND DRILLING)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Hole** | **From** | **To** | **Length** | **Cu %** | **Zn %** | **Au g/t** | **Ag g/t** |
| DB05BM018 | 12.0 | 19.0 | 7.0 | 1.10 | 3.20 | 0.80 | 113.00 |
| DB05BM018 | 13.0 | 14.5 | 1.5 | 0.04 | 23.60 | 0.47 | 23.60 |
| DB05BM018 | 27.0 | 40.0 | 13.0 | 1.10 | 0.20 | 0.40 | 39.00 |
| DB05BM018 | 53.5 | 56.5 | 3.0 | 1.30 | 3.60 | 0.30 | 56.50 |
| DB05BM018 | 59.5 | 61.0 | 1.5 | 1.38 | 0.00 | 0.05 | 21.70 |
| DB05BM019 | 10.5 | 12.0 | 1.5 | 3.70 | 6.40 | 0.10 | 29.30 |
| DB05BM019 | 34.5 | 36.4 | 0.2 | 1.00 | 3.90 | 0.60 | 47.80 |
| DB05BM019 | 46.0 | 51.9 | 5.9 | 3.27 | 15.71 | 0.13 | 34.50 |
| DB06BM020 | 27.0 | 30.0 | 3.0 | 2.15 | 10.99 | 0.63 | 97.65 |
| DB06BM020 | 33.0 | 36.0 | 3.0 | 6.30 | 17.75 | 2.15 | 402.00 |
| DB06BM020 | 43.5 | 46.5 | 3.0 | 2.82 | 20.00 | 2.64 | 66.10 |
| DB06BM021 | 5.0 | 5.5 | 0.5 | 0.54 | 9.12 | 0.00 | 5.30 |
| DB06BM021 | 9.0 | 12.0 | 3.0 | 1.00 | 3.90 | 0.20 | 23.00 |
| DB06BM023 | 26.0 | 26.5 | 0.5 | 21.90 | 6.99 | 1.17 | 380.00 |
| DB06BM023 | 29.9 | 30.0 | 0.1 | 3.07 | 12.50 | 0.04 | >100 |
| DB06BM023 | 31.7 | 32.0 | 0.3 | 4.72 | 21.90 | 1.73 | 296.00 |
| **SURFACE DRILLING, MINA BOLIVAR** | | | | | | | |
| **Hole** | **From** | **To** | **Length** | **Cu %** | **Zn %** | **Au g/t** | **Ag g/t** |
| DB06B159 | 86.0 | 94.0 | 8.0 | 0.29 | 12.41 | 0.10 | 6.75 |
| DB06B159 | 108.3 | 111.3 | 3.0 | 1.17 | 25.20 | 0.43 | 46.67 |
| **DB06B160** | **7.4** | **9.2** | **1.8** | **4.46** | **17.15** | **0.04** | **42.80** |
| DB06B161 | 28.0 | 31.0 | 3.0 | 2.56 | 6.44 | 0.02 | 18.00 |
| DB06B162 | 19.4 | 23.0 | 3.6 | 2.62 | 7.21 | 0.03 | 12.63 |
| DB06B162 | 38.0 | 41.6 | 3.6 | 2.16 | 14.95 | 0.05 | 21.90 |
| DB06B164 | 70.0 | 72.0 | 2.0 | 1.93 | 11.43 | 0.03 | 33.85 |
| DB06B168 | 83.0 | 87.5 | 4.5 | 2.57 | 4.76 | 0.20 | 112.50 |
| DB06B168 | 91.0 | 93.0 | 2.0 | 0.66 | 14.90 | 0.05 | 13.10 |
| DB06B168 | 95.0 | 97.0 | 2.0 | 0.37 | 6.77 | 0.04 | 9.80 |
| DB06B168 | 126.5 | 131.0 | 4.5 | 1.24 | 2.13 | 0.06 | 24.40 |
| DB06B168 | 134.0 | 144.5 | 10.5 | 0.20 | 7.84 | 0.03 | 5.23 |
| DB06B168 | 153.5 | 161.0 | 7.5 | 0.83 | 2.56 | 0.02 | 16.64 |
| DB06B169 | 68.0 | 76.0 | 8.0 | 1.00 | 0.03 | 0.25 | 16.38 |
| DB06B169 | 101.0 | 105.0 | 4.0 | 1.20 | 0.03 | 0.16 | 22.05 |

| **BOLIVAR SOUTH** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Hole** | **From** | **To** | **Length** | **Cu %** | **Zn %** | **Au g/t** | **Ag g/t** |
| DB06B165 | 81.5 | 90.5 | 9.0 | 1.26 | 6.78 | 0.24 | 38.17 |
| DB06B166 | 21.2 | 23.0 | 0.8 | 1.60 | 6.60 | 0.90 | >100 |
| DB06B167 | 299.0 | 301.2 | 2.2 | 2.10 | 5.99 | 0.00 | 36.60 |

Dr. Thomas L. Robyn, Executive Chairman, is the Qualified Person for technical statements made in this release.

**Method of analysis**
The analyses were conducted at Chemex Laboratories in Vancouver by fire assay for precious metals and atomic absorption for base metals.

**About Dia Bras**
**Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information of our Mexican exploration, please consult our Web Site at diabras.com**

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For further information, please contact:
Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**

File No. 82-34990

**DIA BRAS**
*exploration*

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 866-6001
Fax : (514) 866-6193

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT
SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI 44-101")

May 17, 2006

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dia Bras Exploration Inc. (the "Issuer") intends to be qualified to file a short from prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to inter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

Réjean Gosselin
President and Chief Executive Officer